UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relatório de Avaliação Patrimonial Fibria Celulose S.A. Data-base: 31 de julho de 2015 Corporate Finance

Deloitte Touche Tohmatsu Consultores Ltda. Rua Henri Dunant, 1383 Chácara Santo Antônio – SP 04709-111 Brasil Tel: + 55 (11) 5186-1000 Fax:+ 55 (11) 5181-1643 www.deloitte.com.br 31 de julho de 2015 À Fibria Celulose S.A. Alameda Santos, 1357 São Paulo - SP At.: Sr. João Iijima Prezados Senhores, De acordo com a solicitação de V.Sas. e como resultado do serviço prestado, apresentamos a seguir o Relatório de Avaliação Patrimonial de determinados ativos de propriedade da Fibria Celulose S.A. (FIBRIA). para a data-base de 31 de julho de 2015. Este Relatório e seus anexos contém o detalhamento do serviço executado, bem como a metodologia, premissas adotadas, ressalvas e relação dos bens avaliados com seus respectivos valores de mercado e de arrendamento, planilhas de cálculos e documentação fotográfica. Entendemos que o propósito deste trabalho é fornecer os valores de mercado e de arrendamento (aluguel) dos referidos ativos à FIBRIA, subsidiando decisões gerenciais da empresa no oferecimento de determinados ativos em garantia em operações financeiras. Nenhum outro objetivo pode ser subentendido ou inferido, bem como, este documento é para uso restrito da finalidade descrita acima. Ademais, este Relatório não representa uma proposta, solicitação, aconselhamento ou recomendação por parte da Deloitte Consultores sobre os valores de mercado a serem negociados entre as partes interessadas, sendo essa decisão de responsabilidade única e exclusiva dos investidores e da Administração da FIBRIA e demais interessados. Na estimativa do valor dos ativos, nos baseamos no conceito de valor de mercado que, conforme definido pela norma brasileira, é a quantia mais provável pela qual se negociaria voluntariamente e conscientemente um bem, numa data de referência, dentro das condições do mercado vigentes, conhecedoras do negócio e independentes entre si, com ausência de fatores que pressionem para a liquidação da transação ou que caracterizem uma transação compulsória Declaramos que a Deloitte Consultores e os profissionais responsáveis por esta avaliação não têm no presente, nem contemplam no futuro, quaisquer interesses em relação à FIBRIA, ou aos imóveis objetos desta avaliação. “Deloitte” refere-se à sociedade limitada estabelecida no Reino Unido “Deloitte Touche Tohmatsu Limited” e sua rede de firmas-membro, cada qual constituindo uma pessoa jurídica independente e legalmente separada. Acesse www.deloitte.com/about para uma descrição detalhada da estrutura jurídica da Deloitte Touche Tohmatsu Limited e de suas firmas-membro. © Deloitte Touche Tohmatsu. Todos os direitos reservados.

Salientamos que os eventuais investidores interessados nas propriedades devem realizar suas próprias análises, bem como consultar seus próprios consultores jurídicos, fiscais e financeiros, a fim de estabelecerem suas próprias opiniões sobre a operação e seus riscos. Dessa forma, tanto a Deloitte Consultores quanto seus sócios e profissionais são isentos de responsabilidade sobre todo e qualquer eventual prejuízo decorrente da utilização incorreta deste relatório. Este Relatório não se destina à circulação geral, tampouco pode ser reproduzido ou utilizado com outro propósito além daquele supracitado sem nossa prévia autorização por escrito. Não assumimos nenhuma responsabilidade ou contingências por danos causados ou por eventual perda incorrida por nenhuma parte envolvida, como resultado da circulação, publicação, reprodução ou uso deste documento com outra finalidade diferente do definido neste Relatório e em nossa proposta. Reservamo-nos o direito de, mas não nos obrigamos a, revisar todos os cálculos incluídos ou referidos neste Relatório, se julgarmos necessário, e de revisar nossa opinião quanto ao valor justo dos ativos avaliados caso tenhamos conhecimento posterior de informações não disponíveis por ocasião da emissão deste Relatório de Avaliação. Ressaltamos, ainda, que todas as atividades relacionadas à avaliação patrimonial foram desenvolvidas por profissionais tecnicamente habilitados nas respectivas modalidades de engenharia, atendendo ao disposto nas Leis 5.194 (24/12/1966) e 8.708 (set/1990) e nas Resoluções 218 (29/06/1973) e 345 (jul/1990) do Conselho Federal de Engenharia, Arquitetura e Agronomia – CONFEA. No anseio de termos atingido as expectativas de V.Sas., colocamo-nos à disposição para quaisquer esclarecimentos adicionais e esperamos contar com sua preferência em novos trabalhos. Atenciosamente, DELOITTE TOUCHE TOHMATSU Consultores Ltda. Claudia Morenghi Baggio Sócia

Deloitte.

ÍNDICE

1. INTRODUÇÃO E OBJETIVO 3
2. DESENVOLVIMENTO DO TRABALHO 4
3. METODOLOGIA DE AVALIAÇÃO PATRIMONIAL 4
   3.1. *Terras (Terra nua)* 6
   3.2. *Valor de Arrendamento* 9
4. PREMISSAS E LIMITES DO ESCOPO 9
5. RESULTADO DA AVALIAÇÃO 11
6. RELAÇÃO DOS BENS AVALIADOS –TERRAS 14
   6.1. *Bloco Capão Bonito– SP* 14
   6.2. *Bloco Votorantim – SP* 20
   6.3. *Bloco Aracruz – SP* 26
   6.4. *Bloco Caçapava – SP* 32
7. PLANILHAS DE CÁLCULO 38
   7.1. *Bloco Capão Bonito – SP* 38
   7.1.1. *Cruz de Ferro – F551* 38
   7.1.2. *Açude do Lobo – F582* 39
   7.1.3. *Lageado – F583* 40
   7.1.4. *Sede Velha – F651* 41
   7.1.5. *Capão Alto – F652* 42
   7.1.6. *Água Branca – F653* 43
   7.1.7. *Boa Vista – F654* 44
   7.1.8. *Retiro – F655* 45
   7.1.9. *Lavrinhas – F656* 46
   7.1.10. *Prainha – F657* 47
   7.1.11. *Deserto – F658* 48
   7.1.12. *Suina – F659* 49
   7.1.13. *Tijuco – F660* 50
   7.1.14. *Inglês– F661* 51
   7.1.15. *Valinhos – F662* 51
   7.1.16. *São Roque – F663* 53
   7.1.17. *Manguerinha – F664* 54
   7.1.18. *Apiai Mirim – F665* 55
   7.1.19. *Santana – F666* 56
   7.1.20. *Correas – F667* 57
   7.1.21. *Silo – F668* 58

Deloitte.

7.1.22. *Grupo – F669* ... 59
7.1.23. *Campo de Pouso – F670* ... 60
7.1.24. *Cemiterinho – F671* ... 61
7.1.25. *Paranapanema – F672* ... 62
7.1.26. *Torre – F673* ... 63
7.1.27. *Rancho – F581* ... 64
7.2. *Bloco Votorantim – SP* ... 65
7.2.1. *São Francisco III – F331* ... 65
7.2.2. *Santa Rita I – F335* ... 66
7.2.3. *Santa Maria II – F333* ... 67
7.2.4. *Maria Paula – F472* ... 68
7.3. *Bloco Aracruz- ES* ... 69
7.3.1. *A012* ... 69
7.3.2. *A013* ... 70
7.3.3. *A045* ... 71
7.4. *Bloco Caçapava- SP* ... 72
7.4.1. *F842* ... 72
8. RELATÓRIO FOTOGRÁFICO ... 73
8.1. *Fotos gerais dos projetos* ... 73

Deloitte.

1. Introdução e Objetivo

O objetivo deste trabalho é fornecer os valores de mercado e de arrendamento de determinados ativos de propriedade das empresas **Fibria Celulose S.A.** (*FIBRIA*) subsidiando decisões gerenciais da empresa no oferecimento de determinados ativos em garantia em operações financeiras, na data-base de 31 de julho de 2015.

Os ativos objeto de nossas análises são aqueles pertencentes à conta contábil, classificadas em Terrenos (grupo de bens Terras Nuas).

Os imóveis objeto desta avaliação estão distribuídos da seguinte forma quanto a localização nas seguintes regiões:

- Capão Bonito – SP;
- Votorantim – SP;
- Aracruz – ES; e
- Caçapava- SP.

Fazendas	Município	Área (ha)
Cruz de Ferro - F551	Capão Bonito - SP	1.294,60
Açude do Lobo - F582	Buri - SP	1.584,92
Lageado - F583	Capão Bonito - SP	1.307,58
Sede Velha - F651	Capão Bonito - SP	1.017,33
Capão Alto - F652	Capão Alto - SP	1.032,48
Água Branca - F653	Capão Bonito - SP	1.450,38
Boa Vista - F654	Capão Bonito - SP	1.706,54
Retiro - F655	Capão Bonito - SP	1.517,12
Lavrinhas - F656	Capão Bonito - SP	795,82
Prainha - F657	Capão Bonito - SP	714,85
Deserto - F658	Capão Bonito - SP	1.388,38
Suinã - F659	Capão Bonito - SP	1.684,62
Tijuco - F660	Capão Bonito - SP	1.971,32
Inglês - F661	Capão Bonito - SP	1.025,38
Valinhos - F662	Capão Bonito - SP	1.228,56
São Roque - F663	Capão Bonito - SP	1.262,76
Manguerinha - F664	Capão Bonito - SP	1.634,51
Apiai Mirim - F665	Capão Bonito - SP	169,19
Santana - F666	Capão Bonito - SP	726,69
Correas - F667	Capão Bonito - SP	882,67
Silo - F668	Capão Bonito - SP	1.249,00
Grupo - F669	Capão Bonito - SP	1.027,26

Relatório de Avaliação Patrimonial 3

Deloitte.

Fazendas	Município	Área (ha)
Campo de Pouso base - F670	Capão Bonito - SP	1.130,56
Cemiterinho_Base - F671	Capão Bonito - SP	1.341,62
Paranapanema - F672	Capão Bonito - SP	1.430,80
Torre - F673	Capão Bonito - SP	1.679,89
Rancho - F581	Buri - SP	1.692,54
São Francisco III - F331	Votorantim - SP	2.661,73
Santa Rita I - F335	Salto de Pirapora - SP	232,88
Santa Maria II - F333	Votorantim - SP	2.192,29
Maria Paula - F472	Votorantim - SP	192,16
A012	Aracruz - ES	122,72
A013	Aracruz - ES	93,17
A045	Aracruz - ES	62,89
F842	Caçapava - SP	237

2. Desenvolvimento do Trabalho

A primeira etapa deste trabalho foi a realização da reunião de planejamento, onde foram abordados em conjunto com os responsáveis indicados pela *FIBRIA* os seguintes pontos:

- Disponibilidade das informações e recursos necessários ao desenvolvimento do trabalho;
- Disponibilidade de plantas e informações gerais das unidades;
- Esclarecimentos sobre como a equipe da Deloitte estaria atuando em campo;
- Orientações quanto às normas e procedimentos de segurança adotados pela *FIBRIA*; e
- Outros esclarecimentos pertinentes ao trabalho.

Em seguida foi realizada a fase de vistoria física, etapa na qual a direção da *FIBRIA* disponibilizou profissionais que acompanharam as equipes da Deloitte em campo.

As vistorias foram realizadas no decorrer do mês de julho de 2015.

Este relatório é respaldado em metodologia consagrada, praticada por nossa empresa, baseada em princípios amplamente aceitos, sendo também executado com base em informações e documentos fornecidos pela *FIBRIA*, os quais presumimos serem corretos.

A avaliação dos bens foi feita por meio de critérios específicos conforme a natureza de cada grupo de bens e detalhado nos próximos capítulos.

Na fase final do trabalho, apresentamos os resultados alcançados e entendimento dos procedimentos e critérios adotados, bem como os valores estabelecidos, para em seguida, proceder-se a emissão deste Relatório.

3. Metodologia de Avaliação Patrimonial

Procedemos à avaliação patrimonial dos imóveis pertencentes aos grupos de bens mencionados anteriormente de acordo com a metodologia apresentada a seguir, com a finalidade de se estabelecer os seguintes valores:

Relatório de Avaliação Patrimonial 4

 Valor de Mercado (ou Avaliação): Quantia mais provável pela qual se negociaria voluntariamente e conscientemente um bem, numa data de referência, dentro das condições do mercado vigentes. Esse valor leva em consideração o tempo normal de absorção do bem pelo mercado, sendo caracterizado pelas premissas e informações, fornecidas pela empresa, além de Normas Técnicas específicas e vistorias “in loco”. Os valores apresentados não representam os valores efetivos de negociação, devendo ser assumidos como valor de referência. O valor efetivo de negociação é estabelecido caso a caso em um mercado livre de compra e venda.  Valor de Arrendamento Quantia mínima que um proprietário aceitaria receber e a quantia máxima que um interessado aceitaria pagar pela utilização de um bem por um determinado período de tempo, em uma data de referência e dentro das condições do mercado vigentes. Esse valor leva em consideração o tempo normal de locação do bem pelo mercado, sendo caracterizado pelas premissas e informações, fornecidas pela empresa, além de Normas Técnicas específicas e vistorias “in loco”. Os valores apresentados não representam os valores efetivos de negociação, devendo ser assumidos como valor de referência. Os valores de mercado obtidos foram caracterizados pelas seguintes premissas: • Preço à vista de reposição do ativo, contemplando as condições de uso em que o bem se encontra na data da vistoria; Continuidade de uso (empresa em marcha), ou seja, os bens foram avaliados supondo-se que continuarão a ser utilizados na geração de produtos ou serviços previstos pela Empresa; Homogeneidade dos bens levados a mercado; Número restrito de compradores, em função da característica do bem que está sendo avaliado; Integridade dos participantes e conhecimento absoluto de todos sobre o bem, seu mercado e tendências; Confiabilidade das informações e fontes de consulta; e Nível de atualização das informações. • • • • • • A metodologia de avaliação patrimonial empregada neste trabalho é amparada nas mais recentes normas e diretrizes da ABNT – Associação Brasileira de Normas Técnicas e ASA – American Society of Appraisers, que disciplinam conceitos, estabelecem os critérios a serem empregados em trabalhos de avaliação patrimonial, definem os métodos para determinação dos valores e visam os graus de fundamentação e precisão das avaliações, entre outras prescrições. Dentre os diversos métodos previstos para a avaliação de bens do ativo imobilizado, o aplicado foi:  Método Comparativo Direto de Dados de Mercado: Consiste em se determinar o valor de mercado de um bem através da comparação com outros similares, através de seus preços de venda, tendo em vista as suas características semelhantes. Nesse método, ajustes são procedidos através da utilização de fatores que visam corrigir eventuais diferenças entre os bens disponíveis no mercado e o bem objeto da avaliação. Relatório de Avaliação Patrimonial 5

Nível de Precisão e Grau de Fundamentação Para a realização deste trabalho foram seguidos os critérios e diretrizes da NBR 14653-1 e NBR 14653-3 da Associação Brasileira de Normas Técnicas - ABNT, atendendo o Grau I de Fundamentação e o Grau III de Precisão. 3.1. TERRAS (TERRA NUA) Na avaliação das terras foi utilizado o “Método Comparativo Direto de Dados de Mercado”, como definido pelas Normas NBR 14653-1 e NBR 14653-3 da ABNT – Associação Brasileira de Normas Técnicas. Os preços unitários dos imóveis foram obtidos após o levantamento de elementos com características intrínsecas e extrínsecas semelhantes aos avaliados, efetuados nas várias fontes de consultas das regiões envolvidas. Assim, compararam-se os terrenos a outros semelhantes que estão à venda ou que foram vendidas e até mesmo opiniões colhidas nos mercados das regiões. Em função das características próprias dos elementos pesquisados, foram aplicadas variáveis adequadas, quando indicado, verificando-se vários fatores como localização geográfica (atrativo), topografia, especulação, entre outros, que influem nos valores dos terrenos. Tais ajustes permitiram ponderar os valores obtidos e determinar os valores médios unitários dos terrenos analisados como sendo os valores mais confiáveis na época da avaliação. As pesquisas de elementos comparáveis e análises mercadológicas foram desenvolvidas a partir de consultas às imobiliárias, corretores autônomos, bem como a partir de análises relativas ao comportamento dos mercados imobiliários envolvidos. APLICAÇÃO DO MÉTODO COMPARATIVO:  Pesquisa de Mercado: De acordo com as normas brasileiras e seguindo as técnicas consagradas de avaliação patrimonial, a pesquisa de mercado para estabelecer o valor unitário do imóvel avaliando deve conter, de preferência, elementos comparáveis de mesma região geoeconômica, com características semelhantes e necessariamente contemporâneos. Os elementos amostrais mais recomendados são aqueles baseados em ofertas e anúncios de vendas, ou transações efetivamente realizadas. As pesquisas desses elementos, bem como as análises mercadológicas são desenvolvidas a partir de consultas às imobiliárias, corretores autônomos, bem como a partir de análises relativas ao comportamento dos mercados imobiliários envolvidos.  Homogeneização de valores: À medida que a pesquisa de mercado é concluída, os dados (elementos amostrais) comparativos levantados na fase de pesquisa de mercado devem ser tratados de modo a torná-los comparáveis com a propriedade que está sendo avaliada, por um processo chamado de homogeneização. Este processo consiste em aplicar fatores de correção para cada elemento (amostra) e matematicamente analisar suas inter-relações com a propriedade avaliada. Dentre os diversos fatores existentes para homogeneizar os valores, os utilizados foram: Relatório de Avaliação Patrimonial 6

Deloitte.

- ***Fator de Especulação Imobiliária***

Este fator corrige os elementos amostrais quanto à elasticidade de oferta. Estes elementos devem sofrer um desconto nos seus preços ofertados, uma vez que podem estar acima do real valor de mercado.

Este desconto é calculado através da aplicação de fator de especulação, conforme tabela abaixo:

FATOR DE ESPECULAÇÃO

Classificação	Fator Especulação	Descrição
VENDA EFETIVADA	1,0	Propriedade na região recentemente negociada
OFERTA	0,9	Propriedade na região atualmente à venda
OFERTA ESPECULATIVA	0,8	Propriedade na região atualmente à venda, entretanto, com uma elevada carga especulativa

- ***Fator de Transposição***

Este fator corrige os elementos amostrais quanto à sua localização (distância de cidades, pólos consumidores ou centros de influência regional).

Ao transpor a localização da propriedade pesquisada para a localização da propriedade avaliada, seu valor unitário é corrigido pela relação abaixo:

$$F_t=(I_a/I_c)$$

F_t= Fator de Transposição
I_a= Índice do avaliando
I_c= Índice da amostra

Os índices são definidos pela tabela abaixo:

FATOR TRANSPOSIÇÃO

Distância da fazenda ao ponto de referência
Abaixo de 10 km
Entre 10 e 35 km
Entre 35 e 100 km
Entre 100 e 200 km
Acima de 200 km

PONTO DE REFERÊNCIA

Cultura	Ponto de referência
Cana de açúcar	Usina
Soja	Entreposto / Graneleiro
Algodão	Fábrica de algodão

- ***Fator de Acesso***

Este fator corrige os elementos amostrais quanto à qualidade do acesso (acessibilidade).

De acordo com as diversas qualidades de rodovias e estradas que provém o acesso às propriedades, este fator é aplicado no sentido de corrigir as diferenças entre os elementos comparáveis e a propriedade avaliada, determinado pela relação:

Relatório de Avaliação Patrimonial 7

Deloitte.

$$F_a=(I_a/I_c)$$

F_a= Fator de Acesso
I_a= Índice do avaliando
I_c= Índice da amostra

Os índices são definidos pela tabela abaixo:

FATOR ACESSO	
Classificação	**Descrição**
ACESSO EXCELENTE	Estradas asfaltadas e sem dificuldades de mobilidade durante o ano
ACESSO MUITO BOM	Estradas asfaltadas com baixa qualidade e sem dificuldades de mobilidade durante o ano
ACESSO BOM	Estradas não pavimentadas e sem dificuldades de mobilidade durante o ano
ACESSO DESFAVORÁVEL	Estradas e caminhos com certa dificuldade de locomoção durante o ano
ACESSO RUIM	Estradas e caminhos com grande dificuldade de locomoção durante o ano (épocas de chuva, por exemplo)
ACESSO PÉSSIMO	Estradas e caminhos com extrema dificuldade de locomoção durante o ano (tanto em épocas de chuva quanto em épocas secas)

- ***Fator Topografia***

Este fator corrige as diferenças entre os elementos comparáveis e a propriedade avaliada quanto à sua topografia, e é determinado pela relação:

$$F_{top}=(I_a/I_c)$$

F_{top}= Fator de Topografia
I_a= Índice do avaliando
I_c= Índice da amostra

Os índices são definidos pela tabela abaixo:

FATOR TOPOGRAFIA	
Classificação	**Descrição**
PLANA	Em média a propriedade apresenta perfil de inclinação inferior a 3%
LEVEMENTE ONDULADA	Em média a propriedade apresenta perfil de inclinação entre 3 e 6%
ATÉ 30% ONDULADA	A propriedade apresenta até 30% da sua área com fortes restrições a mecanização
30% A 40% ONDULADA	A propriedade apresenta entre 30 e 40% da sua área com fortes restrições a mecanização
40% A 50% ONDULADA	A propriedade apresenta entre 40 e 50% da sua área com fortes restrições a mecanização
MAIS DE 50% ONDULADA	A propriedade apresenta acima de 50% da sua área com fortes restrições a mecanização
TOPOGRAFIA MONTANHOSA	A propriedade apresenta topografia monhanhosa

- ***Fator Melhoramentos***

Devido à elevada representatividade que as construções civis e benfeitorias podem ter na composição do valor total da propriedade, este fator é aplicado a fim de descontar o valor destas construções do Valor total informado (para o elemento pesquisado), visto que a finalidade da avaliação é determinar o valor da terra nua.

A metodologia é baseada na estimativa do valor de mercado de cada construção ou benfeitoria, localizada na fazenda. Este número será subtraído do valor total da fazenda, a fim de resultar no valor da terra nua.

$$F_{melh}=(1/I_c)$$

F_{melh}= Fator de Melhoramento
I_a= Índice do avaliando (=1)

Relatório de Avaliação Patrimonial 8

Deloitte.

I_e= *Índice da amostra*

Examplo	Valor (R$)
Valor Total da fazenda	R$ 100.000.000,00
Valor de Construções e Melhorias	R$ 6.000.000,00
Valor de Terras	R$ 94.000.000,00

É importante salientar que a escolha do método empregado depende fundamentalmente das informações disponíveis e características do bem.

3.2. Valor de Arrendamento

Em função da inexistência de elementos amostrais com características semelhantes às áreas da ***Fibria*** consultamos corretores especializados nas regiões objeto de nossos estudos a cerca de algumas opiniões para o valor de arrendamento de áreas destinadas à produção de pastagem, as quais foram corroboradas com dados publicados quando existentes. O produto desta pesquisa resultou em um intervalo de valores que apresentaremos no final deste relatório.

É importante salientar que a escolha do método empregado depende fundamentalmente das informações disponíveis e características do bem.

Nível de Precisão e Grau de Fundamentação

Para a realização deste trabalho foram seguidos os critérios e diretrizes da NBR 14653-1 e NBR 14653-3 da *Associação Brasileira de Normas Técnicas* - ***ABNT***, atendendo o Grau I de Fundamentação e o Grau III de Precisão.

4. Premissas e Limites do Escopo

O trabalho de avaliação utilizou como base, entre outras, as seguintes informações ou documentos disponibilizados à Deloitte Consultores: (i) informações operacionais históricas dos imóveis; (ii) documentação suporte proveniente do departamento de engenharia e diretoria; (iii) localização dos imóveis, os quais presumimos serem corretos e confiáveis.

Para a avaliação das fazendas, foram assumidas as seguintes premissas:

- O valor de mercado apresentado para a fazenda corresponde à parcela de terra nua, para pagamento à vista, não incluindo culturas, máquinas, equipamentos e implementos agrícolas. Salientamos que o fator de correção do solo (preparação da terra para plantio) foi considerado na ponderação dos preços.

No trabalho efetuado, não foi contemplada a execução dos seguintes procedimentos:

- Verificação independente dos dados e das informações fornecidas pela Administração da ***FIBRIA*** e não se constituiu em uma auditoria conforme as normas de auditoria geralmente aceitas. Sendo assim, não estamos expressando nenhuma opinião sobre as demonstrações financeiras das Empresas;
- Investigações específicas envolvendo aspectos jurídicos, tais como: propriedade, titularidade, alienações, hipotecas, ônus, entre outros gravames;
- Inventário físico dos bens que por ventura não façam parte do ativo imobilizado da empresa, ou seja, bens em regime de comodato, alugados, arrendados, etc.;
- Validação dos procedimentos contábeis adotados pela empresa e origem da documentação relativa à aquisição dos bens;

Relatório de Avaliação Patrimonial 9

 Inventário físico e avaliação de itens de almoxarifado, estoques e peças sobressalentes;  Investigações específicas de passivos ambientais. Dessa forma, não assumimos qualquer responsabilidade pela existência ou impacto de qualquer substância perigosa, incluindo possíveis contaminações, que podem ou não estarem presentes nas propriedades;  Realização de cotejamento físico e contábil entre os bens avaliados e os contabilizados; e  Checagem de limitações e confrontações de terrenos, conforme descrições obtidas em documentos oficiais, tais como matrículas, escrituras e/ou certidões. Também não foram verificadas averbações relativas à edificações que porventura tenham sido erigidas sobre os terrenos. Relatório de Avaliação Patrimonial 10

Deloitte.

5. Resultado da Avaliação

Os ativos de propriedade da empresa **Fibria Celulose S.A.** foram avaliados conforme objetivo, premissas e ressalvas descritos anteriormente e apresentam para **Valor de Mercado** o montante de **R$ 669.400.00,00 (seiscentos e sessenta e nove milhões e quatrocentos mil reais)**, na data-base de 31 de julho de 2015, considerando-as livres de quaisquer ônus ou outros gravames.

São Paulo, 31 de julho de 2015

DELOITTE TOUCHE TOHMATSU Consultores Ltda.
CREA-SP – nº 1.153.632

Osmar Benatti Junior
Engenheiro Civil
CREA-SP - nº 5.060.984.584

Humberto Ayres Dias Neto
Engenheiro Agrônomo
CREA-SP - nº 5.062.219.440

Relatório de Avaliação Patrimonial 11

ITEM FAZENDA -IL AVALIACÂO Terra Nua Valor de Mercado (R$) VALOR AREA UNITARIO (HA) terra nua (R$(HA) 1 Cruz de Ferro - F551 22.430.000 1_294,60 17.325,81 2 Agude do Lobo - F582 26.840.000 1 _584,92 16.934,61 3 Lageado - F583 21.530.000 1.307,58 16.465,53 4 Sede Velha - F651 17.230.000 1217,33 16.936.49 5 Card° Alto - F652 17.000.000 1232,48 16.465.21 6 Agua Branca - F653 23.880.000 1.450,38 16.464.65 7 Boa Vista - F654 28.090.000 1.706,54 16.460,21 8 Retiro - F655 24.970.000 1 _517,12 16.458.82 9 Lavrinhas - F656 11.720.000 795,82 14.726,95 10 Prainha - F657 13.080.000 714,85 18.297,54 11 Deserto - F658 22.720.000 1.388,38 16.364,40 12 Suina - F659 23.280.000 1.684,62 13.819,14 13 Tijuco - F660 28.950.000 1.971,32 14.685,59 14 Inglés - F661 16.830.000 1.025,38 16.413.43 15 Valinhos - F662 21.350.000 1.228,56 17.378,07 16 Sao Roque - F663 21.940.000 1.262,76 17.374,64 17 Manguerinha - F664 26.910.000 1.634,51 16.463,65 18 Apiai Mirim - F665 2.240.000 169,19 13.239.55 19 Santana - F666 10.700.000 726,69 14.724.30 20 Correas - F667 15.300.000 882,67 17.333.77 21 Silo - F668 22.850.000 1_249.00 18.294,64 22 Grupo - F669 17.850.000 1.027,26 17.376.32 23 Campo de Pouso base - F670 18.610.000 1.130,56 16.460.87 24 Cemiterinho_Base - F671 22.090.000 1.341,62 16.465,17 25 Paranapanema - F672 23.550.000 1.430,80 16.459,32 26 Torre - F673 27.650.000 1.679,89 16.459.41 27 Rancho - F581 29.330.000 1.692,54 17.328.98 28 Sao Francisco Ill - F331 52.170.000 2.661,73 19.600,03 29 Santa Rita I - F335 4.530.000 232,88 19.452.08 30 Santa Maria II - F333 42.690.000 2.192,29 19.472.79 31 Maria Paula - F472 3.700.000 192,16 19.254,79 32 A012 1.670.000 122,72 13.608.21 33 A013 1.340.000 93,17 14.382.31 34 A045 860.000 62,89 13.674.67 35 F842 3.520.000 237,00 14.852,32 TOTAL GERAL 669.400.000 39.742

Arrendamento: O valor de arrendamento das terras foi estimado conforme metodologia descrita anteriormente e situa-se da seguinte forma para as respectivas regiões: Aracruz – ES 700 – 1.000 Caçapava - SP 360 – 800 Votorantim – SP 250 – 700 Capão Bonito - SP 350 – 900 (*) Hectare útil Relatório de Avaliação Patrimonial 13 RegiãoValor R$/ha(*)ano

6. R E L A Ç Ã O D O S B E N S A V A L I A D O S – T E R R A S 6.1. BLOCO CAPÃO BONITO– SP Relatório de Avaliação Patrimonial 14

Deloitte. Caracteriza io do lmovel Caracteriza!(ao de Relevo ALTIMETRIA COM ALTITUDE VARIANDO ENTRE 610 E 770 METROS EM RELAc;:Ao AO NiVEL MEDIO DO MARE ALTITUDE MEDIA DAS AREAS PRODUTIVAS DE 690 METROS TOPOGRAFIA PREDOMINANTEMENTE ONDULADO, PASSi VEL DE MECANIZAc;;Ao EM SUA MAIORIA Relatorio de Avaliar-iio Patrimonial 15

Deloitte. Caracterlza ao do lmovel REGIONAIS BOA ESPERAN9A, SANTA FEE SANTA INES Area : · 32.254,83 hectares IDENTIFICAc;:Ao PEDOLOGICA OCORRENCIA PREDOMINANTE DE ARGISSOLOS VERMELHO-AMARELOS capital * Federals 0 NX • N•ossOIO 0 GZ - Gl6>s010 s•.co AR • Allofl'llt tos de Rochu AC • AbSOIO Cramco PAC • Ar910SSOIO H'P'co 0 GJ • Glti>SOIO 0 IJI liV • N•ossOIO To01116rrco VtttndiO 0 0 LA • LatossOIO 0 OY • Or9' 0SSOIO ACi111t tldo AmartiO HHiCO 0 PA • Ar910SSOIO D LB • latOSSOIO Btu no D SX • PII OSSOIO AmartiO 0 LV·LIIOSSOIO H'pkO 0 PV • Ar9iOSSOIO 0 SG • PllnossOIO Vttmt o 0 Vttmt o Hic!r0ftl6rrco LVA • latOSSOIO 0 PVA • AtgioSSOIO 0 Vttmt o-AmlrtiO S• Pll"ossOIO 0 uamieo Vtrmtllo-AmartiO •HIIU d 'A9UI Utrieo TC • Luv,.SOIO 0 0 H'pkO ex · f)( • PlotltOSSOIO C.mbiuOIO H'pko 0 0 Ff • PlntosSOIO CH • Ci"'boSOIO RU • NtosSOIO nJviC! Hilmieo Ntrieo 0 HT • Clltt OSSOIO 0 VC • VtttcssOIO 0 RL • NtosSOIO U6 ICC •uomado •At9' YiCO 0 RQ • N tossOIO Vtft.SSOIO Eb.!nieo •Ebanieo HE • ChtrnossOIO Qulrt urlnieo 0 VG • Vttt..sOIO D RR • NtosSOIO HD • CllttnossOIO Hic!r0ftl6rrco Rf"clziCO RtQO< tiCO 0 Dunu Of,· 0 ES • bpodosSOIO Ftrroc,rbico 0 GX • Glt.iSOIO H'Oico Relatorio de Avaliar-iio Patrimonial 16 0 UF ;I Hldrografla ;I Rodovlas •Solos

Deloitte. caracterizacao do lmovel REGIONAIS BOA ESPERAN!;A, SANTA FEE SANTA INES Area : 32.254,83 hectares CLIMA CLIMA TROPICAL,SUBQUENTE - SUPER UMIDO - SUBSECA D * UF capital Cllmas @ &URU -.... ouente - super • o.ubQuente - semt Arido - 6 mcseS SeCOS muoc4rmoeo btandO - SuPC!r-umido - sem seca mesochmico brandO - ..uper-umido :.ubsc<:a mesoc4rmico btatldO umido-1 a 2 meses o.ec<bo mesoc4rm.co bt<tl'ldO - umido-3 meses secos umido - sem seca • ' •umido - sub-seca quente - super / quente - umido-1 d • • 2 meses secos ouentc - umido-3 mcscs :.ccos quel\te - se"'o-uMido 4 a S meses secos ouente - se.,t-Arido - 6 "le:>e:> sec:os qu.,Mc: - o.em;..&rido - 7 ., 8 mcscS sceos quente - semt-Arido - 9 a 10 meses secos ouentc: - semt-4rido - 11 mcscs sceos Su uel\te - SuPC!r· umido - s.,m sec.. subquente - super umido • suMeca o.ubqu.,l\le - umido - 1 ., 2 meses seco:. subquente - uMido - 3 meses secos :>ubquente - se t mesoc4rmoeo brbt1d0 - scml-umido - 4 a s meso 03. mesoc4rmico ml!diano - super-umido - sem seca mcsocfr.,icmediano - :>uper-umido - subsec<1 mesoc4r,oeo med<.ll'lo umido-1a 2 mese.. secos umido - 4 a S mcses secos HIDROGRAFIA OS iMOVEIS ESTAO SITUADOS NA BACIA HIDROGRAFICA DO RIO PARANAPANEMA NA REGIAO HIDROGRAFICA DO RIO PARANA UTILIZAI;AO ECONOMICA ATUAL CULTIVO DE EUCALiPTO Relatorio de Avaliar-iio Patrimonial 17

Deloitte. Caracteriza ao do lm6vel Mapas de lsoietas 30o.1-4oo D 1,3oo.1-1,4oo 02.300.1-2.4oo soo.1-6oo D1,500.1 - 1,600 D2,500.1 - 2.soo - - 0 1oo.1-8ooD1,7oo.1-1,800 0900.1-1.ooo D 1,900.1 - 2.ooo C) 1,100.1 - 1,200 r:::J 2,100.1 - 2,200 2,7oo.1-2,soo 2.900.1 - 3.ooo > 3,000 MEDIA ANUAL DE CHUVAS (MM) 1400 mm Relatorio de Avaliar-iio Patrimonial 18 e CapitalEstadual IDivisao Poltica lsoietas Anuais Medias (mm) lsoietas Anuais Medias (mm} -< 300 mmD1,200.1 - 1,300 D 2,200.1 - 2,300 -4oo.1-5ooD 1,4oo.1 - 1,500 02.400.1-2.soo D600.1-1ooD1.6oo.1 -1,1oo2,600.1-2.1oo 0800.1-900D1,8oo.1 - 1,9002,800.1-2,90o 0 1.ooo.1-1.100 D2.ooo.1 - 2.1003,ooo.1-3.1oo Sn/1011

Deloitte. Caracterizagdo do !nivel REGIONAIS BOA ESPERAKA, SANTA FE E SANTA IN ES Area : 32.254.83 hectares ACESSIBILIDADE ACESSO PELAS RODOVIAS SP - 258 (RODOVIA FRANCISCO ALVES NEGRAO), SP - 250 ( RODOVIA FAUSTO SANTO AMARO) E BR - 373, SEGUIDOS POR ESTRADAS DE TERRA EM BOAS CONDICOES, TODAS PROPRIEDADES NOS ARREDORES DE CAPAO BONITO-SP. DESCRIO0 DA PROPRIEDADE OS BLOCOS POSSLJEM ALTITUDE MEDIA DE 670 M EM RELACAO AO NIVEL DO MAR. TOPOGRAFIA PDX() ONDULADA E SOLO COM BOM NiVEL DE FERTILIDADE. OS IMOVEIS ESTAO LOCALIZADOS EM UMA REGIAO DE CLIMA TROPICAL SUBQUENTE-SUPER UMIDO COM PRECIPITADAO MEDIA ANUAL DE 1.400 MM. E ESTAO LOCALIZADOS NOS MUNICIPIOS DE BURT E CAPAO BONITO, NO ESTADO DE SAO PAULO.

Deloitte. 6.2. BLOCO VOTORANTIM-SP CROQUIDE LOCALIZACAO 0 IMOVEL AVALIADO LOCALIZA-SE NO MUNICIPIO DE VOTORANTIM, ESTADO DE SAO PAULO. tome Fazenda Fazendas Sao Francisco Ill, Ponte Alta, Santa Maria 11 e Maria Paula Coo.-deuadas Geognificas 23' 34'6.03"5 47'25'33.15"0 IMAGEM DE SATELITE Piraptlt"9Ut rectda Soroca ba (§) da Strra lsP-2641 Mapa Rodovitirio e anAlise da mac ro regiio circunvizinha pois nio forarn realizadas medii;Oes georreferenciadas. Relatorio de Avaliar-iio Patrimonial 20 I Bacaetava Eden,f ISP-0791 Ar abtnllav Ara ooaba &g Tobias Votoranttm Saito d Plrapora

Caracterização de Relevo Nas imagens acima está(ão) localizada(s) a(s) fazenda(s) avaliada(s), porém servem apenas como referência de localização e análise da macro região circunvizinha pois não foram realizadas medições georreferenciadas. ALTIMETRIA COM ALTITUDE VARIANDO ENTRE 600 E 970 METROS EM RELAÇÃO AO NÍVEL MÉDIO DO MAR E ALTITUDE MÉDIA DAS ÁREAS PRODUTIVAS DE 700 METROS TOPOGRAFIA TOPOGRAFIA PREDOMINANTEMENTE ACIDENTADA. Relatório de Avaliação Patrimonial 21 Caracterização do Imóvel

Deloitte. Caracterlzaao do lm6vel Fazendas: Sao Francisco Ill,Ponte Alta, Santa Maria II e Maria Paula 8.230,14 Area: hectares IDENTIFCI AAO PEDOLOGICA OCORRENCIA PREDOMINANTE DE ARGISSOLOS VERMELHO-AMARELOS 0 ur Capital * ;/ Hldrografla ;/ Rodovlas Federals Solos •AR • Allollllltntos 0 GZ • Gleosolo S4.oeo 0 11X - 11lossolo de ROthU H6pico 0 0 To0m6rfco GJ • GltoSolo EJ hV • klOSSOIO AC • A.osolo Cr6mieo Verme o 0 D AmareiO D M )i(O PAC • Argi)Ssolo LA • LatossOIO OY - OrganossOIO AcrnuntaciO 0 PA ·Ar solo 0 LB • Utossolo &uno D SX • PlanossOIO AmartiO D LV • latOSSOIO H6plico 0 PV ·Ar SOIO 0 SG • Planos!.OIO Verme o D Vermd1o Hldrom6rfco lVA • UIOS!.OIO 0 PVA • Ar9>0Uolo D Vtrmt o-AmartiO Sk • PlanOS!.olo Vtrmtllo-AmartiO 0 0 TC • luvoSOIO •Musa d'Agua k6triCo D H6pico ex·cam o!.OIO Cr6mieo fX • PI"IIOS!.olo Hlplico 0 D CH • camb.>solo FF • PkltossOIO RU • Neouolo niviec Humreo Htrieo 0 MT • ChernossOIO 0 VC • VtrloSOIO •CromaciO D Rl• ktossolo Ll6 rCC •Argt:uvieo 0 RQ • ktosSOIO •MD·ChtrftO)SOIO VtrloSOIO Ebhieo Mf • Chtr"OS!.OIO Eb&nico Quaflztrfnieo D VG • VtrloSolo D RR • Ntossolo Hldrom6rfco Rl dliCO RtqOitiCo 0 ON·Ounas 0 ES • bpociOUOIO ftrrOt4rOico 0 GX • G toSOIO H60ko Relatorio de Avaliar-iio Patrimonial 22

Deloitte. Caracterizac;ao do lmovel Fazendas:Sao Francisco Ill, Ponte Alta,Santa Maria II e Maria Paula Area: 8.230,14 hectares CLIMA CLIMA TROPICAL, SUBQUENTE - SUPER UMIDO - SUBSECA D UF • capital Cllmas SAO PAULO •rm "-! subquente - sernl •dr;co - 6 meses secos r'mt t-5 a mesoct:rmco btaodo - a quente • urn;c!o • I •subSeca upet-Umido-sem 2 Mt!.Se:S SKM SKI mesotirmico btando quente - um;c!o - 3 mHH ecos super -urn;c!o quente - em•-umidO 4 a s meses secos quentc • scm.-r;c!o - 6meses secos rne..oct!rm.:o btando - um;co - 1" 2 meses secos mesoct!rmco btando - um;co - 3 rneses secos queftle - serni-Ar;c!o - 7 a a mens secos quente • serni-AridO • 9 a 10 meses secos quel\le - scmt-6rid0-11 meses secos subQu ftte · upet· Umido • sem seca subquente - super Umido • ubt.eca ub<luente - um;c o-1 a 2 meses secos subqucl\11! - um;c!o-3 rncses secos subquente - semt um;c!o - 4 a 5 meses secos mesothmoeo btando • •SKI seml-um;c!o - 4 a 5 rntsdSKOS mesoct!rm.:o rne;wno - super -um;co - sem mesothmico me<lano - supe<-um;c!o subSeca mesot •m.:o rnedillno um;c!o - 1a 2 meses SKOS / HIDROGRAFIA OS iMOVEIS ESTAO SITUADOS NA BACIA HIDROGRAFICA DO RIO PARANAPANEMA NA REGIAO HIDROGRAFICA DO RIO PARANA UTILIZA Ao ECONOMICA ATUAL CULTIVO DE EUCALIPTO Relatorio de Avalia iio Patrimonial 23

Deloitte. Caracterlzaao do lm6vel Mapas de lsoietas 300.1-400D 1,3oo.1-1.4oo 02.300.1 -2,4oo 500.1.6ooD1.soo.1 - 1.600 D2.500.1 .2.soo . D100.1-aoo D1.100.1 - 1.soo D 900.1 .1,000 D1,900.1 . 2,ooo D 1,1oo.1-1.200 D2.100.1.2.200-2.100.1 .2.soo 2.900.1 .3.ooo > 3,ooo MEDIA ANUAL DE CHUVAS (MM) 1400 mm Relatorio de Avaliar-iio Patrimonial 24 • CapnalEstadual I Divisao Politica tsoietas Anuais Medias (mm) lsoietas Anuais Medias (mm) -< 300 mm-1,200.1 - 1,300 D2,200.1· 2,300 400.1 . soo b:J1.400.1. 1.soo D2.4oo.1 .2.soo 0600.1·100 D 1,6oo.1-1,7oo 2.600.1 ·2,7oo D800.1.soo D 1,soo.1 - 1.900 2,800.1.2.ooo D 1.ooo.1-1.1oo 02.ooo.1-2,1oo 3.ooo.1 -3.1oo Sn/1111

NI= Caracterizagäo do IrnOvel Fazendas: Säo Francisco III, Ponte Alta, Santa Maria II e Maria Paula Area : 5.279,06 hectares ACESSIBILIDADE ACESSO PELAS RODOVIAS SP - 079 (RODOVIA RAIMUNDO ANTUNES SOARES), BR - 478 ( ESTRADA DR. MIGUEL AFONSO FREDERICO DE CASTILHO), SEGUIDOS POR ESTRADAS DE TERRA EM BOAS CONDICOES, TODAS PROPRIEDADES NOS ARREDORES DE VOTORANTIM-SP, DESCRIO0 DA PROPRIEDADE O BLOCO POSSUI ALTITUDE MEDIA DE 700 M EM RELACAO AO NIVEL DO MAR, TOPOGRAFIA ACIDENTADA E SOLO COM BOM NIVEL DE FERTILIDADE. OS IMOVEIS ESTAO LOCALIZADOS EM UMA REGIAO DE CLIMA TROPICAL SUBQUENTE-SUPER OMIDO COM PRECIPITACAO MEDIA ANUAL DE 1.400 MM. E ESTAO LOCALIZADOS NOS MUNICIPIOS DE SALTO DE PIRAPORA E VOTORANTIM, NO ESTADO DE SAO PAULO.

Deloitte. 6.3. BLOCO ARACRUZ-SP CROQUIDE LOCALIZACAO 0 IMOVEL AVALIADO LOCALIZA-SE NO MUNICIPIO DE ARACRUZ, ESTADO DE ESPIRITO SANTO. Fazendas: Coordenadas Gcograficas A012,A013 e A045 19'51'25.89"5 40'15'32.56"0 IMAGE.M DE SATELITE Joilo Ne•va Mapa Rodoviario c anAlise da mac ro rcgiiio circunvizinha pois oiio foram realizadas mcdiOcs gcorrefcreociadas. Relatorio de Avalia iio Patrimonial 26

Deloitte. Caracteriza ao do lm6vel Caracteriza ao de Relevo Nas imagens acima eshi(ao) Jocalizada(s) a(s) fazenda(s) avaliada(s), porem servem apenas como referenda de localiza.ao e anatise da macro regiao circunvizinha pois olio foram realizadas medi oes georreferenciadas. ALTIMETRIA COM ALTITUDE VARIANDO ENTRE 10 E 90 METROS EM RELA9AO AO NiVEL MEDIO DO MARE ALTITUDE MEDIA DAS AREAS PRODUTIVAS DE 50 METROS TOPOGRAFIA TOPOGRAFIA ONDULADA. Relatorio de Avaliar-iio Patrimonial 27

Deloitte. Caracter za ao do lmovel A012, A013 e A045 Area: 278,78 hectares IDENTIFCI At;AO PEDOLOGICA OCORRENCIA PREDOMINANTE DE LATOSSOLO AMARELO BQa D UF * capital Hldrografla Rodovlas Federals ;I ;I ·AI •Solos D NX • NlOUOio D GZ • Glt !Oio Sbco AR • Allota.,tntos de Rochu H6pieo D D To01116rfoeo 6] NV·NloUOio GJ • Git SOio AC • A->!Oio Ct6m.co Vtrmtllo D ACitl!t lldO D LA • latOUOio PAC • Argia!SOio 0 OY • Or9-! 0S!Oio AmartiO HHieO D PA • AI9WOUOio D LB • latossoiO Bruno D sx ·Pl.lnossoiO A,lrtiO D LV • LIIOS!Oio H6pieo D 0 SG • Pl.lnOS!Oio PV • Ar9iQS!Oio Vtrmt o Vtrmt o D D LVA • latOS!Oio Hidrom6rfoeo D SN • Pl.lnossoiO PVA • Ar9iQS!Oio Vtrmt o-AmartiO D TC • luvo!Oio Vtrmt o-AmartiO D •Huu d Agua N6tr(O D ex ·ca,b.ssoiO Cr6m.co f)(·IOS!Oio H6pieo D H6pieo D CH • ca,bOsoiO fl' • Pk\IOSSOio RU • NtosSOIO f\ivc< Htrieo Humco D HT • ChtrnOSSOIO < D VC • Vtrlo!Oio •CromadO D RL • NtossoiO Ll6 •Ar9"ivco D RQ • Ntos!Oio •fba ICO VtrtosoiO £banco HE • ChtrnossoiO Quartzlrblieo RR • NtossoiO RtQOitiCO D VG • VtrtosoiO D MD·Chtrnos!Oio Hidrom6rfoeo Rf cl!ieo D 01. • Dunu D ES • EspodOS!Oio Ftuoc6rbico D GX • Gle.6!01o H60ko Relatorio de Avaliar-iio Patrimonial 28

Deloitte. Caracterizaao do lm6vel A012, A013 e A045 CLIMA CLIMA TROPICAL, QUENTE - SUPER UMIDO. ·t \ OOFIIPWXI FMAIIUIS ® / "\t D * ..'i 'l \ q •umido ·setn s«a .! subquente -semi-4rd0-6meses S<!COS BEW HORJZ()NJ'E •quenu: - super--:::7 Q mHot4:rmco butt\dO • suc>e:r·Umido ·Sfm seca mesochmco bfan<lo - subseco mesochmco bfan<lo-secos quente - umdO - 1 a 2mesessecos quente - umdO-3 ' \ KIIRI·Il quente - seml-umidO 4 a 5 meses secos 6 meses secos · umidO - 3 meses I 7 a a meses secos secos •9 a 10 meses secos quente - seml-.fridO - mesochmco bfan<lo - seml-umdO - 4 a s meses secos mesoc rmco me&>no · sup.tr·Umido ·stm seca mesoc rmco me&tno • super·Umido · subseca mesot rmo me&tno umidO - 1a 2 meses secos , • •subquente - super-quel\le - semi-AridO - 'i 11 meses secos / f i -v I UmidO • sem sec• j •UmtcJo • subseca subquente -super-subQue.nte • umido • Ia 2 meses secos f$)\9 subque:tue. ·umidO · - 'II Jmesessecos subquente -semi-umidO - 4 a 5 meses secos LD DR JANE. Relatorio de Avalia iio Patrimonial 29 UF ca pital Cllmas 9" n!e - super-umdO-sul>-seca• mesessecos• super-Umido • quente - semh rdO - umidO - 1• 2 meses quente - semi-ArdO - muoc4,.mieo br41n<lo

Deloitte. Caracteriza ao do lm6vel C =I Divisao Politica D1,300.1 - 1,4oo D 2,300.1 - 2,4oo - 300.1-4oo D 500.1 - 6oo D 1oo.1-8oo c=J2,500.1 - 2,60o 1,5oo.1 - 1,600 D1,1oo.1 -1,8o o 2.1oo.1-2,8oo •121t 1271 1267 • 1ib 1504. • 127J • 1223 0011.1n.\VG$84 MEDIA ANUAL DE CHUVAS (MM) Entre 1400 e 1500 mm Relatorio de Avaliar-iio Patrimonial 30 Legenda <i CapitalEstadual lsoietas Anuais Medias (mm) lsoietas Anuais Medias {mm) - < 300 mm D1,200.1 - 1,300 c::::J 2,200.1 - 2,300 4oo.1 - 5oo D1,400.1 - 1.soo2,4oo.1 - 2,50o D600.1 -1oo D 1.6oo.1 -1.1o o 2.60o.1 -2.1oo D soo.1-9oo D1,8oo.1-1.oo o 2,8oo.1-2,90o D 900.1 - 1.ooo D1,900.1-2.ooo 2,900.1-3,ooo D 1.ooo.1 - 1.1oo D 2,ooo.1 - 2.1oo 3,ooo.1-3,1oo D 1.1oo.1-1.2oo D 2.100.1-2.200 > 3.ooo : 5Q EscaJ.o de imprHO I;5 000.000 Sn/1011 "Projno,f'nl <'.WCII{"DO, /Ill Artio r ...·amanrmto df' G4'odi•·"ridadf',do P,-ograrna Gf'ologia do Bratil,iruf'rido 110 Pla11o d'.ulf'rnrtio d' Cr4'trinrrmo-P.C"

Deloitte. Caracterizacao do IrnOvel A012, A013 e A045 Area 278,78 hectares ACESSIBILIDADE ACESSO PELAS RODOVIAS ES -124 (RODOVIA ENGENHEIRO JOSE RIBEIRO MARTINS). SEGUIDOS POR ESTRADAS DE TERRA EM BOAS CONDOES, NOS ARREDORES DE ARACRUZ-ES. DESCRIO0 DA PROPRIEDADE O IMOVEL POSSUI ALTITUDE MEDIA DE 50 M EM RELAQA0 AO NiVEL DO MAR. TOPOGRAFIA ONDULADA E SOLO COM BOM NIVEL DE FERTILIDADE O IMQVEL ESTA LOCALIZADO EM UMA REGIAO DE CLIMA QUENTE - SUPER UMIDO COM PRECIPITAQA0 MEDIA ANUAL DE 1.400 MM. E ESTA LOCALIZADO NO MUNICIPIO DE ARACRUZ, NO ESTADO DE ESPIRITO SANTO.

Deloitte. 6.4. BLOCO CA<;APAVA-SP CROQUIDE LOCALIZACAO 0 IMOVEL AVALIADO LOCALIZA-SE NO MUNICiPIO DE CA(:APAVA, ESTADO DE SAO PAULO. Nome Fazenda Coordcnadas Gcogntficas Fazenda Modelo 23" 7'39.28"5 45"40'44.06"0 IMAGEM DE SATELITE , / Sao Jose dosCampos Jaro , Gooqlc NH:!!i imuas: dmHh t(iu) lucHii£at.ht(s) a(:s) fnzem.ht() u.vuliullu(), pon:m :!'it:rvem H(Jem•:s cumunfe·r uciu tit: IU.!.tlil. u;i e analise da macro regiiio circunvizinha pois oio foram realizadas mediOes georrcfereociadas. Relatorio de Avalia iio Patrimonial 32

Deloitte. Caracteriza ao do lm6vel Caracteriza ao de Relevo ALTIMETRIA COM ALTITUDE VARIANDO ENTRE 580 E 670 METROS EM RELAQA.O AO NiVEL MEDIC DO MARE ALTITUDE MEDIA DAS AREAS PRODUTIVAS DE 640 METROS TOPOGRAFIA TOPOGRAFIA PREDOMINANTEMENTE ONDULADA. Relatorio de Avalia iio Patrimonial 33

Deloitte. Caracter za ao do lm6vel Fazendas: Modelo Area : 237,00 hectares IDENTIFCI Ac;Ao PEDOLOGICA OCORRENCIA PREDOMINANTE DE ARGISSOLO VERMELHO-AMARELOS 0 UF * capital ;/ Hldrografla ;/ Rodovlas Federals •Solos 0 GZ • Glt..sob SUto D NX • Ntossob AR • Allofl'!ltntos Rochu H6plito D GJ • Glt6Sob 0 Ll t.V • Ntossob AC • A SOlO Cr6m.c:o T.om6rf.c:o VttmdiO 0 0 LA • IAIOSSOIO D OY • Orga ossob PAC • ArgiOSSob Ac.nzentaciO AmareiO MUiCO D LB • UtouOIO Bruno D PA • Ar9"0>SOIO D sx • Pllnossob A,artiO D LV • lltOSSob "'plito 0 PV • ArgiOSSOIO D SG • PllnossOIO Vtrmt o D VtrmUIO HieltOI!l6rr.c:o LVA • UIOSSOIO 0 PYA • AtgloSSOIO D Vtrme o-A,artiO SN • Pllnossob D Cr6mco Vtrt'lt o-AmlrtiO • ldtrieo TC • luvl>SOIO D fX • l'f!ltOSSOIO 0 ex . ca, .>s010 H'plitO Massa d Agva H'plitO 0 CH • ClmbOsob D fr • l'l>riiOSSOIO RU • NtosSOIO 11\lviC< Hilmico HltiCO D HT • CftttftOSSOIO D VC • VtlloSOIO •VtrtiUOIO Ebanieo •Argouvieo D Rl• Ntossob Lt6k< CrOI!llciO 0 RQ • Ntossob •Eblnieo ME • CMrnossob Quartz11fniCo RR • Ntossob RtQC4 liCO D VG • Vttlosob D MO • Chernossob HieltOI!l6rfco Rlncllico 0 01. • Ounas 0 ES • EspodoSSOIO ffuot,rtlico D GX • Glt6SOIO H'OiCO Relatorio de Avaliar-iio Patrimonial 34

Deloitte. Caracterlza ;ao do lm6vel Fazendas:Modelo Area: hectares 237,00 CLIMA CLIMA TROPICAL, SUBQUENTE - UMIDO 0 UF • Cll p i ta I •Cllmas •quel\te - super subQUtftle -semi uMiciO •.trido - 6 meses quel\te - super secos umido • sub-seca mesoc4:rmlco twa"do - q<. ente • umiciO • I • • supt-t·Umido • sem I seca 2mbtsSKOS mesoctrmico !wando super-umiciO sub5cea mesocermoeo !wando - umiciO-1 a 2 meses secos mesoc<lrmico !wando - umiciO • 3 meses secos mesocbmco twanclo - semi-umido - 4 a 5 meses secos mesocermoeo Mediai\O • sul)l:r·Umido • sem seca mesoc<lrmico mediano - super-umido • sub5e<:l mesocerMICO Me<fo.OI\0 quente - umi6o - l meses secos ouel\tt - sem>-um;c,o "., s Meses secos quel\tt - semt-.trido - 6meses secos quente - s"mi-Arido - 7 a a meses secos quentl! - serni-Arido - 9 a 10 meses secos quel\tt - scmi-&rodO-11 meus >eCOS SubQUtftlc -super Umido .. sem .seca subquente - super Umdo · ubiect subqutnte • umido • 1 a 2 meses secos nha de sao Sebastiiio I I I SubQUcl\lt • umiciO • l meses secos subquenti! - nml umiciO • 4 a 5 mi!Si!S secos HIDROGRAFIA 0IMOVEL ESTAO SITUADOS NA BACIA HIDROGRAFICA DO RIO PARAiBA DO SUL UTILIZAAo ECONOMICA ATUAL CULTIVO DE EUCALIPTO Relatorio de Avaliar-iio Patrimonial 35 umido - 1a 2 mi!Ses secos - sem seca

Deloitte. Caracteriza ao do lm6vel Mapas de lsoietas 300.1-400D1,3oo.1-1,4oo 02.300.1 -2,4oo . 500.1 - soo D1,500.1 -1,600 D 100.1-soo D1.100.1 - 1.soo 2.500.1 - 2,60o 2.100.1 - 2.80o D 900.1-1.000 1.900.1 - 2.000 2.900.1 - 3.ooo D1.100.1-1.200 D2.100.1-2.200-> 3,ooo MEDIA ANUAL DE CHUVAS (MM) 1300 mm Relatorio de Avaliar-iio Patrimonial 36 CapHalEstaduat I Divisao Politlca lsoietas Anuais Medias (mm) lsoietas Anuais Medias (mm) -< 300 mmD 1,200.1-1,300 02.200.1 -2,300 400.1 -500 D 1,400.1-1,500 D2,4oo.1 -2,soo D600.1-100 D1.soo.1 -1.100 2,600.1 - 2.1oo D80o.1-goo D 1,soo.1 - 1.900-2.soo.1-2.ooo D1.ooo.1 - 1.1oo 02.ooo.1-2,1oo 3.ooo.1 -3.1oo D

Caracterizacao do IrnOvel Fazendas: Modelo Area : 237,00 hectares ACESSIBILIDADE ACESSO PELAS RODOVIAS SP - 070 (RODOVIA GOVERNADOR CARVALHO PINTO), SP - 060 ( RODOVIA PRESIDENTE DUTRA), SEGUIDOS POR ESTRADAS DE TERRA EM BOAS CONDIOES, NOS ARREDORES DE CACAPAVA-SP. DESCRIO0 DA PROPRIEDADE O IMOVEL POSSUI ALTITUDE MEDIA DE 700 M EM RELACAO AO NIVEL DO MAR, TOPOGRAFIA ONDULADA E SOLO COM BOM NIVEL DE FERTILIDADE. O IMOVEL ESTA LOCALIZADO EM UMA REGIAO DE CLIMA TROPICAL SUBQUENTE-OMIDO COM PRECIPITACAO MEDIA ANUAL DE 1.300 MM. E ESTA LOCALIZADO NO MUNICIPIO DE CACAPAVA, NO ESTADO DE SAO PAULO.

7. PLANILHAS DE CALCULO 7.1. BLoco CAPAo BoNrro ± SP 7.1.1. CRUZ DE FERRO ±F551 LOCAUZA00: Cruz de Ferro - F551- Capin Bonito - SP  • Local izack das Amostras Fontes Consultadas Area (ha) Valor Informado (R$) Valor 1J nitario (RSMa) Localizacao das Amostras FATOR TOTAL Valor UnItario Homogenizado (RS/ha) Valor Unitario Saneado ESPECULACÃO IRANSPOSICAO MELHORAMENTOS ACE880 TOPOGRAFIA SOLO OCUPAC.40 1-> FAZENDA-Capita Benito Bern Marais Imoveis - Sr Jolla Matarazzo - r15) 99711-9894 55.66 1.100.000,00 19.762,85 0,90 1,00 0,97 1,02 1,06 1,14 0,95 1,00 19.796,54 (' ' 2-> FAZENDA- Sao Miami Arcane Sr Guilherrne - (15) 3373 3164 152.46 4.420.000.00 28.99121 0.80 1,00 0.93 1,05 1,00 0,89 0.95 0,62 18.984.19 18.084,15 3-> FA2ENDA - S8° Miguel Arcanjo Rides IrnOvels • Sr Carlos -111) 596344864 248,00 5.000.000.00 20161,22 0,90 1,90 0,91 1,11 1,00 1.00 0.95 0,86 17.36379 17.363,79 4-> FAZENDA - Itapetininga Acores Imoveis - Si Fabio - (15) 3278 1197 484,00 10050000.00 20 661,16 3,90 0,90 0,97 1,11 0,95 009 0,95 0,70 1440274 (' 5-> FAZENDA-Sao Miguel Arcanjo Imobiliera Guam - Sr Rubens - (15) 3256-2147 121,00 2200000,00 18 181,82 0,90 100 0,97 1,02 100 3,00 0,95 0,83 1505087 (" ' 6-> FAZENDA - Pilar do Sul Imobiliaria Guarei • Sr Rhone - (16) 3258-2147 726,00 1650000000 22.727,27 0,90 1,90 0,97 1,55 0,95 1,00 095 0,83 18.761,47 18.761,47 7-> FAZENDA-Burl Imobiliaria Guarei • Sr khans - (151 3258-2147 135,52 2.190.000,00 16.159,98 0,90 1,90 0,97 1,11 1,00 1,14 0,95 1,06 16.986,91 16.986,91 8-> FAZENDA-Burl Imobilieria Guarei • Sr Rubens - (15) 3258-2147 290,40 4.510.000,00 15.530,38 1,00 1,90 0,97 1,11 1,00 1,14 0,95 1,17 18.138,90 18.138,90 9-> FAZENDA - Taguarival Imobiliária Guarei - Sr Rubens - (15) 3256-2147 217,60 2.260.000.00 10.376,49 0,90 1,13 0,99 1,11 1,06 1,14 0,95 1,26 13.120,11 (' 10-> FAZENDA -Tartuarivai Imobiliaria Guarei • Sr Rubens - (16) 3258-2147 459,80 9.500.000,00 20.661,115 1,00 1,13 0,97 1,11 0,95 0,89 095 0,97 20.003,81 (' ' 11-> FAZENDA - Buri Mores Imoveis - Sr. Fabio - (15) 3276. 1197 363.00 7.000.000,00 29.661,16 1.00 1,00 0.97 1,05 0,90 1,00 0.95 0,92 18.950,98 18.950,98 12-> FAZENDA • 11apetininga Cintia Irnortis - Sra Oda - (311)97588-7268/(12)3865.7392 205,70 5.100.000.00 24.793,39 0,90 090 0,97 1.00 1,09 0.89 0,95 066 16.419,13 16.419,13 13-> FAZENDA • Itapetininza Cintia Insweis - Sra Cilia - (211)97583-7288/{12)3565.7392 508,20 8500030,09 16 725,70 3,90 0,90 9,97 1,11 1,06 1,23 095 1,98 18.043,00 18 043,00 14-> FAZENDA - Itapetininga Acores Imoveis - Sr. Pablo -1151 1278 1197 121,00 1800005,00 13 223,14 090 0,90 0,57 1,11 1,06 1,33 0,95 1,17 15.453,30 15 453,30 15-> FAZENDA - Itapetininga Acores Imoveis - Sr. Fabio -1151 0276. 1197 72,60 1.215.005,00 16.666,67 0,90 0,90 0,97 1,11 1,06 1,23 0,95 1,08 17.979,32 17.979,32 16-> FAZENDA • Cap5o Bonito Acores Imoveis - Sr. Fabio - (15)3279. 1197 629,20 11.700.000,00 18.595,04 0,90 1,90 0,97 1,11 0,95 1,00 0,95 0,87 16.203,09 16.203,09 17-> FAZENDA • Angatuba Acores Imoveis - Sr. Fabio -115) 3276¬1197 508,20 8.000.000,00 15.741,83 0,90 1,13 0,97 1,11 1,00 1,14 0,95 1,18 18.615,79 18.615,79 18-> FAZENDA - CapSo Bomb Acores Imoveis - Sr. Fabio - (15) 3276¬1197 980,10 18.230.000,00 18090,14 0,90 1,00 0,97 1,02 1,00 1,00 0,95 0,83 15.397,15 15.387,15 19-> FAZENDA - Itapeva Sr Moires Perelra - (11) 9 9905-1586 628.20 10.920.000,00 17.355,37 0.90 0,90 0.86 1,11 1,06 1,14 0.95 0,89 15.436,64 15.436,64 20-> FAZENDA • Rape,. Sr Maims Pereira - (11) 9 9905-1585 568,70 14.100.000.00 24.793,39 0,90 090 0,90 1.00 1,00 1.00 1.00 0,73 18092.47 18.092,47 Preco Medic (PM) +7- desvio padrAo (dp) 17307,00 r/ 2.017,57 Prep urotano saneaclo (PS), onde, (PM - dp) < PS < (PM 4 dp) e n > ou = 05: Coeklente de Variacao (%) 17.325,81 12% VALOR ATUAL (VA), oncle. VA = Area do lindvel x PS 4.- Melhoramentos 1194,60 22.430.000,50 Area hay

7.1.2. AcuDE DO LOBO ±F582 LOCAL1ZACAO: Agude do Lobo - F582 - Bud - SP  Localizas5o dos Amastras Fontes Consultodas Area (ha) Valor Informado (R6] Valor UnItirlo MS/ha) Locallzagao Ise Amostras FATOR TOTAL Valor Unitarlo Homooenizado .(RS/ha) Valor Unitario Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1--> FAZENDA- Caper, Bonito Bum Morals Imoveis - Sr Joao Matarazzo - (15) 90711-9894 55,68 1_100000,00 19762,85 0,90 100 0,97 0,90 106 1,14 1,00 005 18806,71 10806,71 2---, FAZENDA- Sao Miguel Arcarea Sr Guill-aarrne - (15)33733164 152,443 4.420.000,00 25.991,21 0,50 1,00 0,93 0,90 1,00 0,89 1,00 0,59 17.17998 17.179,95 3-> FA2E0IDA. - S3o Miguel Arca* Rtelles bnOveis - Sr Carts . (11) 986344864 248.00 5.000 000,00 20461.29 0.90 1,00 0,91 1,00 1,00 1,00 1.00 0.52 16.495,50 16496,60 4-.5 FAZENDA - Itapehninga Acores 111.010 - Sr. Fabio - {15) 3278 1187 484,00 10.000.000,00 20.561,16 9,90 0,90 0,97 1,00 0,95 0,69 1,00 0,66 13.662,61 (') 6-, FAZENDA - Sao Miguel Small° Imobiliaria Guarei - Sr Ruberis - (15) 3258-2147 12140 2.200.000,00 15.181.82 0.90 140 0,97 0.90 1.00 1,00 1,00 0,79 14.298,32 (') 6-. FAZE60A- Pilar do Sul anobliaria Guarei - Sr %rens - (15) 3250-2147 728,00 16500.000,00 22727,27 690 1,00 0,07 095 0,95 1,00 1,00 0,78 17.523,30 171123,39 7-> FAZENDA- Bud Imobiliaria Guarei - Sr Rubens - (15) 3268-2147 136.52 2.100.000.00 16.169.98 0.90 1.00 0.07 1.00 1.09 1.14 1.00 1.00 16.137,58 16.137.56 0-11 PAZE50A- Dud Imobliaria Guarei - Sr Rube. - (15) 32502147 290,40 4510000,00 15530,30 1,00 100 0,97 100 1,00 1,14 1,00 141 17.231,96 17231,98 9-> FAZE80A- Taquarivai linobiliaria Guarei - Sr Rube. - (15) 3258.2147 217.80 2.260.000,00 10.3743,49 0,90 1.13 0,98 1,00 1,08 1,14 1,00 1,20 12.454,10 (-) - 10-> FAZENDA -Thquarival ImobiliSria Guarei - Sr Rubens - (15) 3258.2147 459,80 9 500 000,00 26061,16 1,00 1,13 0,97 100 0,95 0,89 1,00 092 19.003,62 19003,62 11-> FAZENDA - Bun Mores 1,10.4is ( Sr. Fabio ( {15) 3276 1197 303,00 7.500.000,00 20.501,10 1,00 1,00 0,97 0,95 0,95 1,00 1,00 0,57 18.003,43 18.003,43 12-> FAZENDA -Itape6nin9a 011116 linoveis - Sra Cintla - 1011)97689-7268012)3885-7992 205.70 5.100.000,00 24.793.39 0.90 0,90 0,97 0,90 1.00 0,89 1.00 063 15.598,17 16.698,17 13-> FAZENDA - Itabetininqa CIntia Irrieveis - Sra Cintia - (011)97680-7280(1213865-7392 50820 8.500.000,00 10.725.70 0.90 0.90 0,97 1.00 1.00 1,23 1,00 1.02 17.140,06 17.140.85 14-> PA2ENDA - hapetininga Acores Irnovtla - Sr. Pablo - (16) 3276 1197 121,00 1600.000,00 13.223,14 0,90 0,00 0,87 100 1,05 1,33 1,00 1,11 14.600,63 14.85063 15-> FAZENDA- nepelinings ACCAMS !MP:n*8 . Sr. Pablo . (15) 3276- 1197 72.60 1.210.000.00 16.856.87 0.90 0.00 0.07 1.00 IDS 123 1.00 102 17.080.36 17.000.36 16-s PAZENDA - Capao Bonito Acores !moves . Sr. Fabio . (15) 3278 1197 829,20 11700000,00 18595,04 0,90 1,00 0,97 1,00 0,95 1,00 1,00 093 15.392,93 15392,93 17,i FAZENDA -Angatuba Mores 'novels ( Sr Pablo ( (15) 3276 1197 508.20 8.000.000,00 15.741,83 0,90 1.13 0,97 1,00 1,00 1,14 1,00 1,12 17.885,99 17.955,00 10-> FAZENDA - Capin Bonito Acores !movers . Sr. Fabio . (15) 3276 1197 980,10 18230000,00 1800004 000 1,00 0,97 090 1,00 1,60 1,00 0,79 14.627,30 14627,30 19-> FAZENUA - nape. Sr Moses Pereira - (11)9 9905-1585 029,20 10.920.000,00 17.355,37 9,90 0,90 0,86 1,00 1,05 1,14 1,00 0,89 14.669,01 14054,81 20-> FAZENDA - 'tape. Sr Moles Pereira-)11)99905-1585 588.70 14.100.000,00 24.793.39 0.90 0.90 0,90 0.90 1.00 1,00 1.06 069 17.187,85 17.157,85 21-> FAZENDA - Buri - 50 Area II-navels - Sr Altair- (15) 99771920 329,12 6.000.000,00 15.230,43 0,90 1,13 0,05 1,00 1,00 1,14 1,00 1,10 20.0e0,e8 20.09065 Preco Medic. (PM) 4/- de1‘,10 p90199 (ip) 10941.71 I-/ 1_916.69 Prey° unitario saneado (PS), ande: (PM - clp) A PS A (PM 4 Op) e n ou = 05' Cneficiente de Valagao (%) 16.634,61 12% VALOR ATUAL (VA), onde. VA = Area do Imerrel x PS + Melhoramentos 26.8441.0.09,00 Area (ha): 1.584,92

7.1.3. LAGEADO ±F583 LOCALIZACAO: Lageado - F583 - Capão Bonito SP  LosaIlzacJo dos Amostras Fontes Consultadas Area (ha} Valor Inforrnado (R$) Valor UniLirlo IRS/ha) Localizavao dm Amostras FATOR TOTAL Valor Unital.lo Harnogenkzado (RS/ha) Valor Unitario 5986980 TRANSPOSIGAO MELHORAMENTOS ACE550 TOPOGRARA SOLO OCUPACAO 1--> FAZENUA • Caro Bonita Bern Marais linaveis - Sr Jo90 Mataraua - (15) 99711-9894 55.e5 1.100.000,00 I9.752.05 0.90 1,00 067 0.00 1.05 1,14 1,00 0,95 16,605,711.) • 2-, FAZENOA - Slo Miguel Marjo Sr Suilhenre • (15) 3373 3164 152,48 4.426000,00 28.99121 0,80 1,00 0.93 690 1.00 0,89 1.00 0,58 17,179.98 17,179,55 3--, PAZENCIA - Oa Miguel Arcanio Ptak, ImOveis - Sr Cartes - (11) 956344864 246,00 5.006000,00 20.161,29 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,02 18,495,80 16,49560 4-, PAZENDA - Itepetinirsia Acores Irsoveis - Sr_ labia - (15) 3270 1197 464.00 10.000.000,00 20.661.18 0,00 0.90 0.07 1.00 0.95 0.89 1,00 0.66 13682,81 (') 5-> FAZENDA - 53> Miguel Arcan)n Irnobiliaria Guarei - Sr Ruben, - (151 3258.2147 121 90 3200_00063 18.181,82 a 90 1,00 397 0 90 100 163 1,03 0,79 1429632 (•) • 6--, FAZENDA- PJar do Sul linoPilidria Guar& - Sr Rodeos - (151 3258.2147 726,90 10.500.900,90 22.727,27 0,90 1,00 0,97 0,95 3,95 160 1,00 0,78 17.823,39 17623,39 7-> 718251104 - Bud Enolqiiiirla Guarei - Sr Ruben - (15) 3258-2147 135.62 2.190000,09 1615698 0,90 1,00 397 1.00 1.00 1,14 1,00 1,09 10,137,56 16137,56 81-, FAMILIA - Bud linu6ili6ria Guarei - Sr Ripens - (IS) 32562147 290,40 4.516000,00 15.530,10 1,00 1,00 2,97 1,00 1,00 1,14 1,00 1,11 17.231,95 17.231,96 9-c PAZENDA -Taquarival Irnobiliaria Guarei - Sr Rubens - (15) 3258-2147 217,80 2.280.000,00 10.378,40 0,00 1,13 0.96 5.00 1.08 1.14 1.00 1,29 12.484,10 1,1 10-> FAZENDA - Taquarivai Imobiliarie Guarei - Sr Rubens - (15) 32:8,4114.,„r911 - 9, Fmio - („) 3276 A 1197 459,00 353,00 9.500.0D0 00 7.500.00060 26681,18 20.561.18 1,00 1,00 1,13 1,00 0,97 3,97 1.00 0,95 0,95 3,95 069 160 1 OD 1,03 0 92 0,07 19_003,62 (.1 18.003,43 18903.43 11-> FAZENDA - Burl 12--> FAZENDA - Itapetininga Clntia 1111.06 - Sra Onto - (011197589-7268(112)3505.7392 235,70 5.100.000,00 24.793,39 0,90 0,90 0,97 090 1,00 0,59 1,00 0,53 15695,17 15695,17 Ia.-, FAZENDA - Rapetinlrio Cintia Impale - Sra Oita - (011)97689-720802)38135-7392 508.20 8E00,000,09 16.725.70 0,90 0,90 0.97 1.00 1.06 1,23 1,00 1,02 17,140,85 17,140,86 14-, FAZENDA - ItapetinInga Acores 1roovels - Sr. Pablo - (16) 3276 1107 121,00 1.806000,20 13.223,14 060 0,00 0,97 1,00 1.06 1,33 1,02 1,11 14.680,63 14.680,63 15-> FAZENDA - Itasetinir94 Acores Oreiveis - Sr_ Fabio - (15) 3278 1197 72.80 1.210.000,00 16.668.67 0,90 0,90 0,57 Lao 1.58 1.23 1,00 1.02 17080,36 17,080,35 16-> FAZENDA - Caplio Rondo Acores trooveis - Sr. Fabio - (15) 3276 1197 629,20 11.700000,00 18595,04 0,90 1,00 097 1 00 0 95 100 1,00 0,83 15392,93 15392,93 17-> FAZENDA - Angatuba Acores Irrievdis - Sr. Fabio - (15) 3270 1197 508,20 8.030.000,60 15.741,83 0,90 1,13 0,97 1,00 106 1,14 1,00 1,12 17685,00 17.685,00 18-> FAZENDA - Cap5o 60050 Acores impels - Sr. Fabio - (15) 3278 1197 980.10 18_230000,09 1830044 0,90 1,00 397 0.90 1.00 1,09 1,00 0,79 14627.30 14,027,30 119.-, FAZENDA - Rapeva Sr Moises Pereira - (11) 9 9905-1585 829,20 10.920,000,00 17.355,37 0,90 0,90 356 1,00 1,06 1,14 1,02 0,84 14,684,81 14,684,81 20-> FAZENDA - Rape,. Sr ((Polies Pereira - (11) 9 0905-1685 668,70 14.100.000,00 24.79369 0,00 0,00 0.90 0.90 1.00 1.00 1.05 0,89 17,187,86 17,187.86 21-> FAZENDA - Buri - SP Alla linovels . Si Altair- (15) 99771920 329,12 6.000.000,00 18.230,43 0,50 1,13 2,95 1,00 LOD 1,14 1,00 1,10 20090,881• Prep Media {PM) +/- desvlo pachto (dp) 16.441,71 +.1 1.916,69 Prep unitado saneado (PS), oncle (PM - dp) < PS < (PM + dp) e n > cm = 05( Coericiente de Vanaoao (%) 16.486,63 1214 VALOR ATUAL (VA), onde. VA - Area do Irndvel x PS + Metoramentos 21.530.000,00 Area (ha): 1.307,68

7.1.4. SEDE VELHA f F651 LOCAL1ZACAO: Stoic Velha - F651 - Calm-a Bonito - SP  Locallmeao das Amostras Fontes Consultadas Area (ha) Valor Informado (RS) Valor Untlarlo (RS(ha) Locallzasão das Amostras I FATOR TOTAL Valor Unitario HomogenIzado (RSTha) Valor Unharlo 5806880 ESPECULACÃO TRANSPOSI690 MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACA.0 1-> FAZENDA - Capt.° Bonito Bem Morals linaves - Sr Joao Matarazzo • (15)99711-9594 5566 1.100.000,00 19.702,85 0,90 1,00 0,97 0,90 1,00 1,14 LOD D,95 18.806,71 18.506,71 2-, FAZENDA - sao Miguel Aroanjo Sr Gullherrne - {15) 3373 3184 15248 4.420.000,00 28.931,21 0,80 1.00 693 090 1,00 0,89 1.00 0.59 17.179.98 17.179.08 3-> FAZENDA - Sao Miguel Amalie Mae. IrrOveis - Sr Carlos - (11) 958344854 24800 5,000,000,00 20 181 29 0,90 1,00 0,91 1,00 1,00 1,00 100 0,82 1849580 18.495,80 4-> FAZENDA - Itepetininpe Acores Inloweis - Sr Fabio . (15) 3270 1197 484.00 1090090000 20.881,10 0.90 0,90 0.97 1,00 0,95 0,89 1,00 0.88 13.882.81 1') 5-> FAZENDA - S5n Miguel Arcanjo Ircobiliana Guarei - Sr Rubens - (15) 3256-2147 121,00 2 200 40000 110181,82 0,90 1,00 0,97 0,96 1,00 1,00 100 0,79 1429832 (.) 6--> PAZENDA - Pilar do Sul Imobilidria Guarei - Sr Rubens - (15) 3258-2147 726,00 16500.000,00 22.727,27 0,90 1,00 0,97 0,95 0,95 1,00 1,20 0,78 17.823,39 17.523,39 7-> FAZENDA - err! Intobiliina Guarel - Sr Rubens - (15) 3258-2147 13602 2.190.000,00 18.159,98 0,90 1,00 0,97 1,00 1,00 1,14 1.00 1.00 16.137,58 18.137,56 5-> FAZENDA - Burl IrrolAliarie Guarei - Or Rubens - (15) 3258-2147 290,40 4,510,000,00 15.530,30 1,00 1,00 0,97 1,00 1,00 1,14 1,00 1,11 17.231,98 17.231,96 9-> FAZENDA - Tequenvel Irsobliaria Guarei - Sr Rubens - (15) 3258-2147 217,80 2280900,90 10.378,49 0.90 1,13 0.98 1,00 1.00 1.14 1,00 1,20 12.484,10 11 10-. FAZE0506- Taquarival blobiliaria Guarei - Sr Rubens - (15) 3256-2147 459,80 9 500 600,60 20801,10 1,00 1,13 0,97 1,00 0,95 0,89 1,00 0,92 1900382 19.903,82 11-> FAZENDA • Bur Acores Immeis • Sr. Fabio • (16) 3276 1197 363,00 7500.000,00 20.661,10 1,00 1,00 0,97 0,95 0,95 1,00 1,00 0,87 18.003.43 18.003,43 12-> FAZENDA - Itapetinioqa Ginta Irnovais - Sra GIntla - (911)97589-7208412)2885-7392 205,70 5.100.000,00 24.793,39 0,90 0,90 0,97 0,90 1,00 0,89 1.00 0,83 16.598,17 15.598,17 13-, FAZENDA- Itaperninga Cinbe Imureis - Sra Ciraia - (011)97589-721551(12)3885-7392 508,20 8,500,000,00 18725,70 0,90 0,90 0,97 1,00 1,08 1,23 180 102 17_14065 17.140,55 14-> FAZENDA- Hapetirinua Acores !mowers - Sr Fable - (15)3270 1187 121.00 1.800000,00 13.223.14 0,90 0.90 0.97 1.00 1.08 1.33 1.00 1,11 14.880.83 14.680 63 15-. FAZE0506- Itapetininga Acores !morels - Sr. Fabio . (15) 3270 1197 72,80 1 210 600,66 18808,87 0,90 0,90 0.97 1,00 1,00 1,23 100 102 1709835 17.390,35 10-.> FAZENDA- Capdo Bonito Acores 11noyeis • Sr, Pablo • (15)3276 1197 629,20 11.700.000,90 18.595,04 0,90 1,00 0,97 1,00 0,95 1,00 1,00 0.83 15392,93 15.392,83 17-> FAZENDA- Anilatuta Acores 1169088 - Sr. Fabio . (15)3276 1197 508.20 8.000.000,00 15.741,83 0,99 1,13 0.97 1,00 1,00 1,14 1.00 1,12 17686,00 17.685,90 19-. FA2ENIDA- Capao Bonita Acores InnovOis - Sr. Fabio- (15) 3278-1197 980,10 18230.000,00 18.600,14 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.827,20 14.627,30 19-0 FAZENDA- Niue. Sr Moires Pereira - (11)9 9005-1585 829.20 10920000,90 17.355.37 0,90 0,90 0.88 1,00 1,08 1,14 1,00 0.84 14.884.81 14.884.81 20-, FA2ENDA- !tapers Sr MoLres Pereira - (11)99905-1595 589,70 14 100 OM 90 2479839 890 890 090 080 1,00 1,00 180 089 17_19785 17.197,95 21-0 FAZENDA- Bur - SP Alta Ireareis • Sr Altair - (15) 99771920 329,12 6.909900,90 18.230,43 0,90 1,13 0,95 1,00 1,00 1,14 1,00 1,10 20.09088 20.990,66 Prego Macao (PM) N- clesvio padrao (dp) 16441,71 L/ 1_91669 Preco unnario sanearlo (PS), onde (PM - rip) -. PS -, (PM + dp) e n 5 68 = 05; Coeficiente de 0909686 (%) 16.936,49 12% VALOR ATL1AL (VA), onde, VA = Area do ImOvel x PS * Melhoramentos 17.2309110,00 Area (ha): 1.017,33

7.1.5. CAPAO ALTO ± F652 LOCALIZACAO: Capdo Alto - F652 - Capdo Alto - SP  Localizaqao 445 Amostras Fontes Consultadas Area (ha) Valor Informado (RS) Valor Unitario (FeSiha) Locallzaalio alas Amostras FATOR TOTAL Valor 1.1 nitario Horrogenizado (R$/ha) Valor Unitarlo Saneado ESPECULAVIO TRANSPOSICAO MELHORAMENTOS ACESSD TOPOGRAFIA SOLO OCUPACAO 1-> FAZENDA - Cap50 BOrlie> Gem Morale Irnovels - Sr Joao Mater.. - (15) 99711-9894 05.66 1,100,000,00 19,762,85 0,00 1,00 0.97 0,00 106 1,14 1.00 0.95 18.808.71 (') 2-, FAZENDA - Sao Miguel Arcanio Sr Guilherrne - (15) 3373 3164 152,46 4,420,000,00 2009121 0,80 1,00 0.93 0,90 1,00 0,89 100 059 17_17900 17.179,98 3-> FAZENDA - Sao Miguel Areanje Males Irneweis - Sr Carlos - (11) 986344884 248.00 5.000.000,00 20.181,29 0,00 1.00 0.91 1.00 1.00 1,00 1.00 0.82 18.495.80 16.40560 4-0 FA7ENDA - Itapetininga Acores !morels - Or Fabio • (15) 3276 1197 40400 10 000 00000 20661,16 0,90 0,90 0.97 1,00 0,93 0,89 100 0.66 13802,61 1') 5-> FAZENDA - Sao Miguel Areenjo Irenbiliaria Guarei - Sr Rubens - (15) 3258-2147 121,00 2200.000,00 18.181.82 0,90 1.00 0,97 000 1.00 1,00 1,00 0,79 14.298,321-) 17823,39 . 17823,39 6-0 FAZENDA - Filar do 510 Imobilana Guarei - Sr Rubens - (15) 3250-2147 720,00 16 500 00000 22727,27 0,90 1,00 0,97 0,95 0,95 1,00 1,00 0,78 7-> FAZENDA - Buri Imobiliena Goa* - Sr Rubens - (15) 3258-2147 135,52 2.190.00000 16.159,98 0,90 1.00 0,97 1,00 1,00 1,14 1,00 1.00 16.137.55 18.137,56 6-> FAzENDA - Burl Irnobiliana Guarei - Sr Ruben. - (15) 3258-2147 290,40 4 510 090,00 15630,30 1,00 1,00 0,97 1,00 1,00 1,14 1,00 1,11 17231,96 17.231,96 9-0 FAZENDA -Taquarvar Inlabilidna Guarei - Sr Rubens - (15) 3258-2147 217,80 2.260000,00 10376,49 0,90 1,13 0,98 1,00 1,00 1,14 1,00 1,20 12.464.10 r ) - 10-v FAZENDA • Taluarival mobili2ria Guarel - Sr Rubens - (15) 3258-2147 45980 9,500,000,00 20 661,10 1,00 1,13 0,97 1,00 0,95 0,89 1,00 0.92 1800302 (') 11-5 FAZENDA- Bun Acores Intoveis - Sr. Fabio - (15) 3279 1197 363,00 7,500,000,00 20651,10 1,00 1,00 0,97 0,95 0,95 1,00 1,00 0,87 18.003,43 18.003,43 12-v FAZENDA - hapeiirlinga Cinta Irnoveis - Sra Cintia - (011)97589-7208412)3865-7392 205.70 5.100900,90 24.793,39 0,90 0,90 0.97 0,90 1,00 0,89 1.00 0,63 16.598,17 15.598.17 13-0 FAZENDA - nepaninge Cinea Inteveis - Sra Cintia - (011)9758972681(11)1885-7392 508,20 85100.080,08 18.725,70 0,90 090 0,97 1,00 1,08 1,23 1,00 1,02 17,140,85 17.146,55 14-> FAZENDA - ItapetInInga Acores Irnoveis - Sr Fabio- (15) 3276- 1197 121,00 1970900,00 13.223,14 0,90 090 0,97 1,00 1,06 1,33 1,00 1,11 14.680,63 14.680,63 15-v FAZENDA- Itapetininqa Acores Irnoveis - Sr Fabio- (15) 3276¬1197 72.60 1210900,00 16.666,67 0,90 090 997 1,00 1,06 1,23 1.00 1.02 17.080.36 17.090.36 16-, FAZENDA- Cepa° Bonito Acores illIOVI8 - Or Fabio - (15) 3276 1197 62020 11,700,000,00 16,595,04 0,90 1,00 0,97 1,00 0,95 1,00 100 0.83 1639203 15.392,93 17-> FAZENDA- Anualuba Acores lrnoveis - Sr Fabio - (15) 3276 1197 508.20 8,900,900,90 15.741,83 0,00 1.13 0,97 1.00 1,00 1,14 1.00 1.12 17.685.00 17.68500 113-, FAZENDA- Capao Bonito Acores Irnoveis - Sr. Fabio- (15) 3276 1197 980,10 18 230 000,00 10600,14 0,90 1,00 0,97 0,90 1,00 1,00 100 0.79 14627,30 1462730 19-v FAZE60A- !tape. Sr MoLzes Pereira - (11) 99005-1585 629.20 10920000,00 17.355.37 060 0.00 0.88 1.00 1.08 1,14 1,00 0,84 14.684.81 14.684,81 20-, FA2ENDA- Repave Sr Moans Pereira - (11)99905-1595 569,70 14 100 WO 00 24783,39 0,90 0,90 0,90 0,90 1,00 1,00 106 0,69 17_10705 17.187,85 21-> FAZENDA- Bun - SP Alta !navels • Sr Affair - (15) 99771922 329,12 6.00000090 18.230.43 0,90 1.13 0,95 1.00 1,00 1,14 1,00 1,10 20.09068 r) Preto Madio (PM) +I- desvio pada() (dp) 18.441,71 ri 1,918,80 Preoo unildrio saneado (PS), onde: (PM - dp) < PS , (PM + dp)e n . ou = 05; Coeficlente de Variao3o (%) 18,485,21 12% VALOR ATLIAL (VA), onde: VA = Area do linOwal x PS + Melhoramentos 17.000.000,00 Area (ha): 1.032,48

7.1.6. AGuA BRANCA ± F653 LOCALIZACAO: Agua Branca - F653 - Capao Bonito - SP  Localizagao das Arnostras Fontes Con5ultada 5 Area (ha) Valor Irdormad0 (R8) Valor linitiri0 (R$/ha) Locallzacalo das Amostras I- FATOR TOTAL Valor lini-Liri0 Hornogenizad0 (RS/ha) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FAZENDA - CapSo Bonito Berl Marais Imo>915 - Sr Aldo Mataramo • (15) 99711-9594 55.58 1,100.000,00 19782,85 0,90 100 097 0,90 1,06 1,14 1.00 0.95 18105,71 (•1 2-> FAZENDA - Sgo Miguel Aroanjo Sr Guiltierme • (15) 3373 3164 152,46 4.420.000,00 28.901,21 0,80 1,00 0,93 0,90 1,00 0,85 1,00 0,59 17.179,95 17.179,98 3-> FAZENDA - SEo Miguel Arcacjo Rlelles Irrdvms - Sr Carlos - (11) 985344854 248.00 5.000.000,00 20.181,29 0,90 1,00 091 1,00 1,00 1,00 1,00 0.82 15495,80 10.49500 4-> FAZENDA - ItapeOnAga Acores ImovOis - Sr. Fabio - (15) 3276 1197 484,00 10.000.000,00 20.061 46 0,90 0,90 0,97 1,00 0,95 0,85 1,00 0,65 13.652,61 (') 5-> FAZENDA - Sao Miguel Arcacjo Trobdina Guarei - Sr Rube. - (15) 3258-2147 121.00 2.200.000,00 18.181,82 0,90 1,00 0.97 0,90 1,00 1,00 1.00 0,79 14298,32 (*) 6-> FAZENDA - Filar do Sul ImobiliOria Guarei - Er Rube. - (15) 3258-2147 726,00 18.500.000,00 22.727,27 0,90 1,00 0,97 0,95 0,95 1,00 1,00 0,78 17.823,39 17.523,39 7-, FAZENIDA -17vri Trobiliana Guarei - Sr Rube. - (15) 3258-2147 135.52 2.190.000,00 18.159,98 0,90 1,00 0.97 1,00 1,00 1,14 1.00 1.00 16_137,56 10137,56 5-> FAZENDA - Burl Irrobiliana Guarei - Er Rubens - (15) 3258-2147 29040 4.510.000,00 15.530,30 1,00 1,00 0.97 1,00 1,00 1,14 1.00 1.11 17231,96 17.231.96 9--> FAZENDA - Taquarvar Irrobiliaria Guarei - Er Rubens - (15) 3258-2147 217,80 2.250.000,00 10.376,49 0,90 1,13 0,98 1,00 1,06 1,14 1,00 1,20 12.464,10 (-) 10-> FAZENDA- Taquadval Trobiliána Guarei - Sr Ruben - (15) 3258-2147 459.80 9.500.000,00 20.081,18 1,00 1,13 0.97 1,00 0,95 0,89 1.00 0.92 19.003,82 (*) 11-> FA2ENDA- Bur Acores IrbovOis - Sr. Fabio- (15) 3278 1197 383,00 7.500.000,00 20.081,16 1,00 1,00 0,97 0,95 0,95 1,00 1,00 0,87 18.003,43 18.003,43 12-> FAZENDA- Itapelininga Chita Irtmais - Sra Cintia - (011)97589-720841213885-7392 205.70 5.100.000,00 24.793,39 0,90 0,90 0.97 0,90 1,00 0,89 1.00 0,83 15.598,17 15.598.17 13-. FAZENDA - Itapeuringa Ciolia Irno>615 - Sra Cintia - (011)97589-72681(1213865-7392 508,20 8.500.000,00 16.725,70 0,90 0,90 0,97 1,00 1,06 1,23 1,00 1,02 17.140,85 17.140,55 14-> FAZENDA - Itapelicinga Acores Irnoveis - Sr. Pablo- (15) 3278 1197 121.00 1.600.000,00 13.223,14 0,90 0,90 0.97 1,00 1,08 1,33 1.00 1.11 14.880,83 14.58053 15-. FAZENDA - ItapeUringa Acores Hoy& - Sr. Fabio- (15) 3279- 1197 72,60 1.210.000,00 16.05607 0,90 0,90 0,97 1,00 1,06 1,23 1,00 1,02 17.080,35 17.000,35 10-> FAZENDA - CapSo Bonito Acores Irnovêts - Sr. Pablo- (15) 3278¬1197 62920 11.700.000,00 18.595,04 0,90 1,00 0.97 1,00 0,95 1,00 1.00 0,83 15.392,93 15.392.93 17-> FAZENDA - Angaluba Acores IroovOis - Sr. Fabio- (15) 3278¬1197 508,20 8.000.000,00 15.74103 0,90 1,13 0,97 1,00 1,00 1,14 1,00 1,12 17.685,00 17.605,00 18-> FAZENDA - CapSo Bonito Acores Irnovêts - Sr. Fabio- (15) 3278¬1197 980.10 18.230.000,00 18.800,14 0,90 1,00 097 0,90 1,00 1,00 1.00 0,79 14.827,30 14.627,30 19-> FAZENDA - dope. Sr Moms PereTa - (11) 9 9905-1555 52920 10.920000,00 17.355,37 0,90 0,90 0.88 1,00 1,08 1,14 1.00 0,84 14.88401 14050401 20-s FAZENDA - dam. Sr Moms Pereira - (11) 9 9906.15E15 588,70 14.100.000,00 24.703,30 0,90 0,90 0,90 0,90 1,00 1,00 1,05 0,69 17.187,85 17.1517,55 21-> FAZENDA -13t11 - SP Alta !navels - Sr Altair - (15) 99771920 32012 8.000.000,00 18.210,41 0,90 1,13 0.95 1,00 1,00 1,14 1.00 1.10 20.09088 (`) Prego Medic( (PM) +/- desvio padrão (dp) 16.441,71 14_ 1.916,69 Prego snilario saneado (PS), °nth,. (PM - dp) < PS < (PM + dp) e n > ou - 06; Coeficiente de Variagão (%) 18.484,85 12% VALOR ATUAL (VA), onde: VA = Area do ImOvel x PS + Melhoramentas 23.880.000,00 Area (ha): 1.450,38

7.1.7. BOA VISTA ± F654 LOCALIZA00: Boa Vista - F654 - Capao Bonito - SP  Locallzagan das Arnostras Fontes Consultadas Area (hay Valor Informado (RS) Valor Untlarlo (R$Ma) Lorallaagao das Amostras FATOR TOTAL Valor BORAH° Hornogenizado (RS/ha) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FA2ENDA - Gapdo Bonito Bern Morals !rowels . Sr Jodi, Materazzo - (15) 99711-9094 55.68 1 100 0-00,00 19782,62 0,90 1,00 0.97 0,90 1,08 1,14 1.00 0.95 10805,71 p) • 2-> FAZENDA- Sao MicuolArcenjo Sr Gamma - {15) 3373 3184 15246 4420000,00 28.99121 0,80 1.00 0.93 0.00 1,00 0,89 1.00 0.59 17.17998 17.179,98 3-> 5A2ENDA - Sao Miguel Arsenio Blanes IrrOveis - Sr Carlos - (11) 906344854 248,00 5.000,000,00 20,181 ,29 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,82 15.495,80 18.495,60 4-s FA2E62A - Itapethinba Acores finoveis - Sr Fabio- (15) 3275- 1197 484.90 10,000,000,00 20,661 16 090 0,90 097 1,00 0,95 0,89 1.00 0.60 13.682.61 ('1 5-s FAZENDA-Sao Miguel Arcata Irrobliaria Gusrai - Or Ruben, - (15) 3256-2147 121,00 2,200,000,00 1918162 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.296,32 (1) 0-> FAZENDA- Km do Sul Imobilibria Guarei - Sr Rubens - (15) 3258-2147 726,00 10,500,000,00 22,727,27 0,90 1,00 0.97 0,95 0,95 1,00 1.00 0,78 17823,39 17.523,39 7-> FAZENDA-Burl Imobiliaria Guarei - Sr Rube. - (15) 3256-2147 135,52 2,190,000,00 16.159,98 0,90 1,00 0,97 1,00 1,00 1,14 1,011 1.00 19.137.56 10137,56 9-> FAZENDA-Burl Irrobillatie Guarel - Si Rubens - (15) 3258-2147 29040 4 510 00000 1553030 1,00 1,00 0,57 1,00 1,00 1,14 1,00 1,11 17231,96 17.231,90 0-> FAZENDA -Taquarival Itrobiliana Ottani - Sr Rubens - (15) 3259-2147 217,80 2260.00000 10.376,49 0,90 1,13 0,98 1,00 1,06 1,14 1,00 1,20 12.464.10 (-) - 10-> FAZENDA- Taquarival mobiiiaria Guarei - Sr %/bens - (15) 32582147 459,00 9 500 MOW 299E1,113 1,00 1,13 0,97 1,00 0,95 0,99 1,00 0,92 19003,92 ({) 11-> FAZENDA-Bun Acores !medic • Sr, Fabio • (15)3276 1197 383.00 7.500.000,00 20.661.1e 1.06 1.00 0.97 085 085 1,00 1,00 0,87 18.003.43 18.903,43 12-> FAZENDA- Itepetininge Clinic newels - Sra Gintia - (011)975139-72681{12139135-7392 20570 5 MO WO 00 24793,39 0,90 0,90 0,97 0,90 1,00 089 1,00 083 15299,17 12598,17 13-> FAZENDA- Itapetuirsm Gelds finovAis - Sra Cintia - (011)97589-72881(12)3885-7392 508.20 8.500,000,09 18.72270 0,90 0.90 0.97 TOO 1.08 1,23 1.00 1.02 17.140.85 17.140 85 14-> 5/42ENDA- Itepelininge Acores Irnoveis - Or Fabio- (15)3279- 1197 121,00 1,600,000,00 13,223,14 0,90 coo 0,97 1,00 1,08 1,33 1.00 1,11 14180,83 14.880,63 16-> FAZENDA- ItapeliNOW Acores linoveis - Sr Fabio - (15)3275- 1197 7280 1210,000,00 18,688,677 0,90 0.90 097 1,00 1,06 1,23 1.00 1.02 17.080.35 1788036 113-> FAZENDA-Capao Bonita Acores !moven - Sr. Feld.- (15)3278 1197 629,20 11,700,0•00,0-0 18,595,04 0,90 1,00 0,97 1,00 0,95 1,00 1,00 0,83 15292,93 15.392,93 17-> FAZENDA - Argaluba Acores !moven - Sr, rabic.- (15) 3276 1197 50820 8,000,000,00 15,741,83 0,90 1,13 0.97 1,00 1,00 1,14 1.00 1.12 17.656,00 17.90560 113-> FAZENDA- Gapdo Bonita Acores Ircoveis - Sr, Fabio- (15) 3278 1197 980,10 18,230,000,00 18,900,14 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.627,20 14.827,30 19-> FAZENDA • itapeea Or Motes Pereira - (11)9 9905-1595 629,20 10,920,000,00 17 355,37 0,90 0,90 086 1,00 1,06 1,14 1,00 0.04 1486451 14864,51 20-> FAZENDA- nape. Sr Motes Pereira - (11)5 0905-1595 568,70 14.100000,00 24.793,39 0,90 080 0,90 0,90 1,00 1,00 1,06 0.69 17.187.85 17.187,55 21-> FAZE90A- Burl - SP Alta !moves • Sr Altair - (15) 99771923 329,12 6 000 000,00 19230,43 0,90 1,13 095 1,00 1,00 1,14 1,30 1,10 20090139 (') Prow Macho (PM) .-/- desvio Pladrao (dp) 16.441,71 r! 1.916.69 Prep() unitfiric saneado (PS), onde (PM - dp) a PS A (PM • dp) e n + ou = Oh, Coeficiente de Vanabao (%) 15.488,21 12% VALOR ATUAL (VA), onde; VA = Area do ImOvel x PS + Melhorarnentos 28.080.000,80 Area (ha): 1.706,54

7.1.8. RE rmo ± F655 LOCAL1ZACÀO: Retiro - F655 - Ca00 Bonito - SP  Locallzagan das Arnostras Fontes Consultadas Area (hay Valor Informal:10 (RI) Valor United° (R$Ma) LocallaagEo das Amostras FATOR TOTAL Valor Li Oltari0 HornogenIzado (RS/ha) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FA7ENDA - Cando Bonito Sem MoraM hooves • Sr Jodi, Materazzo - (15) 99711-9094 55.66 1 100 900,00 19782,85 0,90 1,00 097 0,90 1,00 1,14 1.00 0.95 10806,711) • 2-> FAZENDA- Sao MicuolArcurijo Sr Guilloirrne - {15) 3373 3184 15248 4,420000,00 28.99121 0,80 1.00 0.93 0.00 1,00 0,89 1.00 0.09 17.17908 17.179,98 2-> FAZENDA- Sao Miguel Arcania Rallos linavois - Sr Carlos - (11) 906344854 248,00 5.000,000,00 20,101 ,29 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,82 15.49510 10.495,60 4-> FAZENDA- litapetIninqa Acores finoveis - Sr rabic,- (15) 3276- 1197 484.90 10,000,000,00 20081,18 0,90 0,00 097 1,00 0,95 0,89 1.00 0.80 13.882.81 ('1 5-s FAZENDA-Sao Miguel Arcata Irnalalieria Gude! - Or %/ens - (15) 3258-2147 121,00 2,200,090,09 1118112 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.296,321') 0-> FAZENDA- Filar do Sul Imobiliaria Guarei - Sr %/ens - (15) 3258-2147 726,00 10,500,000,00 22,727,27 0,90 1,00 0.97 0,95 0,95 1,00 1.00 0,78 17.823,39 17.523,39 7-> FAZENDA-Burl lirobiliaria Guard - 6( %Mans - (15) 3250-2147 135,52 2,190,000,00 16.159,98 0,90 1,00 0,97 1,00 1,00 1,14 1,00 1.00 19.137.56 11137,513 6-> FAZENDA-Burl Imobillaiia Guaira! - Si Rubens - (15) 32592147 29040 4 510 000,00 1553030 1,00 1,00 097 1,00 1,00 1,14 1.00 1,11 17231,56 17.231,90 9-> FAZENDA -Taquarirar Imobiliana Guarei - Sr Rubens - (15) 3250-2147 217,80 2260.00000 10.370,40 0,90 1,13 0,98 1,00 1,06 1,14 1,00 1,20 12.464.10 ({) - 10-a FAZENDA- Taquarival mobilidria Guard - Sr Ruben. - (15) 32592147 essao 9 500 MOW 28001,115 1,00 1,13 0,97 1,00 0,95 019 1,00 0,92 19003,02 (-) 11-> FAZENDA-Bun Acores linardis • Sr, Fabio • (15) 3276 1197 383.00 7.500.000,00 20.661.10 toe 1.00 0,97 095 095 1,00 1,00 0,87 18.003.43 18.003,43 12-0 FAZENDA- !Wettings Clntia !morels - Sra Gintia - (011)97589-72681(12)3805-7392 205,70 5 MO WO 00 24793,39 0,90 0,90 0,97 0,90 1,00 0,89 1,00 083 15198,17 15.598,17 13-> FAZENDA- Hapotninua Cintia Irnovais - Sra Cintia - (011)97589-72801(12)3885-7392 508.20 8.500,000,09 18.725.70 0,90 0.90 0.97 200 1.08 1,23 1.00 1.02 17.140.85 17.140 86 14-> FAZE90A- Itapelininge Acores Irnoreis - Or Fabio- (15)3279- 1197 121,00 1,600,000,00 13,223,14 0,90 0,90 0,97 1,00 1,00 1,33 1.00 1,11 14180,03 14.680,63 15-> FAZENDA- DapelininDa Acores !morels - Sr Fabio - (15) 3275- 1197 72,00 1210,000,00 18138187 0,90 090 097 1,00 1,08 1,23 1.00 1.02 17.080.35 17.000,35 113-s FAZENDA - Caplo Bonito Acores !morels - Sr. Feld.- (15) 3276- 1197 629,20 12700,090,09 16,595,04 0,90 1,00 0,97 1,00 0,95 1,00 1,00 0,83 15292,93 15.392,93 17-> FAZENDA - Argalune Acores Irnoveis - Sr, Fabio- (15) 3270- 1197 50820 8,000,000,00 15,741,83 0,90 1,13 097 1,00 1,00 1,14 1.00 1.12 17.685,00 17.089,00 18-> FAZENDA- Capdo Bonito Acores Herds - Sr Fabio- (15) 3278 1197 980,10 18,230,000,00 16,600,14 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.02720 14.027,30 19-> FAZENDA • 'Were Sr Motes Pereira - (11)9 9905-1585 029.20 10,920,000,00 17 355,37 0,90 0,90 0.86 1,00 1,90 1,14 1,00 0.84 1166411 1466411 20-> FAZENDA- nape. Sr Motes Pereira - (11)9 9905-1585 568,70 14.100.000,00 24.703,30 0,90 090 0,30 0,90 1,00 1,00 1,06 0.69 17.187.85 17.187,55 21-> FAZENDA- Burl - SP AIM linavais • Sr Altair - (15) 99771923 329,12 6 000 000,00 18230,43 0,90 1,13 0,95 1,00 1,00 1,14 1,30 1,10 2009018 (-) Prew HMO (PAO.", desvio Ped160 (dp) 16,441,71 .or 1.916.69 Prep untlario saneaclo (PS), mile (PM - dp) r PS A (PM • ON e n s ou = 05; Coeficiente de Variahao (%) 76.451,82 72% VALOR ATUAL (VA), order VA = Area do ImOvel x PS + Melhorarnentos 24.970.000,00 Area (ha); 1.517,12

7.1.9. LAVRINHAS ± F656 LOCAL1ZACÀO: Lavrinhas - F656 - Capäo Bonito - SP  Locallsagan {1 as Arnostras Fontes Consultadas Area (ha) Valor Informado (R1( Valor Undarlo (R$Ma) Lora112a0ao das Amostras FATOR TOTAL Valor Li 211.9110 HornogenIzado (RS/ha) Valor 'initial° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FA2ENDA - Cando Bonito Bern Moran Irsoves • Sr 3095 Matarazzo - (15) 99711-9894 55.86 1 100 000,00 19782,85 0,90 1,00 0.97 0,90 1,00 1,14 3.95 0.85 16827,08 ({) { 2-> FAZENDA- Sao Micuel Arcanjo Sr Guilin-me - {15) 3373 3184 15216 4420000,00 2809121 0,80 1,00 0.93 0,90 0,04 0,89 0.95 0.53 15.37148 1237146 3-> FAZENDA- Sao Miguel Arcanio litellos Ininvois - Sr Carlos - (11) 908344854 248,00 5.000,000,00 20,181 29 0,90 1,00 0,91 1,00 0,94 1,00 0,95 0,73 14.759,22 14.759,22 4-> FAZENDA- litapetIninqa Acores !sloven - Sr Fabio- (15) 3270- 1197 484.90 10,000,000,00 20881,18 0,00 0,00 0.97 1,00 0,89 0,89 2.95 0.69 12,242.33 (') 5-> FAZENDA-Sao Miguel Arcata Irroblinia Omni - Sr Ruben - (15) 3258-2147 121,00 2,200,00009 1218142 0,90 1,00 0,97 0,90 0,94 1,00 2,95 0,70 12.793,24 1') 9-, FAZENDA-Filar do So Imobilibria Guarei - Sr Ruben - (15) 3258-2147 726,00 14504000,00 22,727,27 0,90 1,00 0,97 0,95 0,89 1,00 2.95 0,70 15447,25 15.947,25 7-> FAZENDA-Burl Imobiliana Guarei - Sr Rubons - (15) 3256-2147 135,52 2,1E0,090,09 16.159,98 0,90 1,00 0,97 1,00 0,94 1,14 0,95 0.89 14138.87 14.43457 5-> FAZENDA - Eluri Irronlana Guam! - SI Ruben - (15) 3256-2147 290,40 4 510 000,00 1553030 1,00 1,00 047 1,00 0,94 1,14 3.95 0,99 15419,07 1541407 9-> FAZENDA -7aquarivar Ins/Warn Guarei - Sr Rubens - (15) 3258-2147 217,80 2280.00090 10.376,49 0,90 1,13 0,98 1,00 1,00 1,14 0,95 1,07 11.152,09 ({) 10-> FAZENDA- Taquarival Imobiliana Guarei - Sr Ruben. - (15) 3258-2147 459,80 9 500 00000 29861,18 1,00 1,13 0,97 1,00 0,99 0,99 0,95 0,82 17003,24 ({) 11-> FAZENDA-Bun Acores lemsdis • Sr. Fabio • (15) 3276 1197 383.00 7.509.009,00 20.881.16 1,00 1,00 0.97 0,95 0,89 1,00 0,95 0,78 16.108.33 18.108,33 12-> FA2ENDA- Itapetininga Chnia !moven - Sra Gintia - (311)97509-726851213865-7392 20570 5 MO WO 00 24793,39 0,99 0,90 0,97 0,90 0,94 0,89 0,95 0,56 13956,26 1395428 13-> FAZENDA- Heparin.. Cintia Irnovais - Sr. Cintia - (011)97589-7268612)3885-7392 508.20 8.500,000,00 18.725,70 0,90 0,90 0.97 1,00 1;00 1,23 0.95 0.92 15.338.55 15.335 55 14-> FA2E50A- Itapelininga Acores Irnoveis - Sr. Pablo- (15)3276- 1197 121,00 1,600,00030 13,223,14 0,90 Dim 0,97 1,00 1,00 1,33 3.95 099 12135,30 13.135,30 15-> FA2E8DA- Itapelinkna Acores !moven - Sr Fabio - (15)3275- 1197 72.60 1,210,000,00 16,666,67 0,90 0.00 0.97 1,00 1,00 1,23 2.95 0.92 15.282.42 15.28242 16-> F420004 - Cando Bonito Acores !moven - Sr. Fabio- (15)3276,- 1197 625,20 11700,000,00 12595,04 0,90 1,00 0,97 1,00 049 1,00 2,95 0,74 13.772,82 13.772,82 17-> FAZENDA - Anijalona Acores !moven - Sr, Fabio- (15) 3270- 1197 50420 8,000,000,00 15,741,83 0,90 1,13 0.97 1,00 0,94 1,14 2.95 1.01 15.42242 15.52342 18-> FAZENDA- Cando Bonito Acores InnovOis - Sr, Fabio- (15) 3278¬1197 980,10 18,230,000,00 18,000,14 0,90 1,00 0,97 0,90 0,94 1,00 245 0,70 13.067,56 13.267,58 19-> FAZENDA • dapesa 51 Motes Pereira -111)99905-1585 029,20 10,920,000,00 17 355,37 0,90 0,90 046 1,00 1,00 1,14 205 0.76 12121.15 11.121.15 20-> FAZENDA-11apeva Sr Moires Pereira - (11) 5 0905-1585 568,70 14.100.000,00 24.793,39 0,90 0,90 0,90 0,90 0,94 1,00 1,00 0.62 15.378.60 15.378,60 21-> FAZENDA- Burl - SP Alta !moves • Sr Altair - (15) 99771922 329,12 5 000 000,00 19230,43 0,90 1,13 045 1,00 0,94 1,14 0%95 0,99 17975,87 ({) Prow Macho (PM) . I - 466'40 Plada90 (dp) 14,711,00 .! 1.714.94 Prego unnArio saneado (PS). onde (PM - dp) 0 PS A (PM 4 dp) e n > ou a 05; Coeficiente de Variacao (%) 14.72845 12% VALOR ATUAL (VA), onde, VA = Area do litonel x PS -1- Melhorarnentos 11.720.000,00 Area (ha); 795,82

7.1.10. PRAINHA ± F657 LOCAL1ZACÀO: Prainha - F657 - CapJo Bonito - SP  Locallzagao dos Arnostras Fontes Consultadas Area (hay Valor Informado (R0( Valor Untlarlo (R$Ma) Lorallaagao das Amostras FATOR TOTAL Valor Li oltariO HornogenIzado (R8Ma) Valor Undid° 0988040 ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FA2ENDA - Cacao Bonito Bern Morals Inoue. • Sr JoSo Patera:7o - (15) 99711-9094 55.66 1 100 000,00 19762,85 0,90 1,00 997 1,00 1,06 1,14 1.00 1,08 20898,34 (.1 1 2-> FAZENDA- 83, Miguel Arcenjo Or Guilloirrne - {15) 3373 3184 15246 4,420,000,00 28091,21 0,80 1,00 0.93 1,00 1,00 0,80 1.00 0,88 19.088.88 10.093,66 rA2ENDA - Sao Miguel Arcanio Rains IrrOvois - Sr Carlos - (11) 956344384 248,00 5,000,000,00 20,101 ,29 0,90 1,00 0,91 1,11 1,00 1,00 1,00 0,91 18.32845 18.328,45 FAZENDA- litapotIninqa Acores finoveis - Sr rabic,- (15)3276.- 1197 484:00 10,000,000,00 20,681,18 0,06 0,00 907 1,11 0,05 0,89 1.00 0.74 16.202.00 (') FAZENDA-Sao Miguel Arcata Irrulalianu Guarei - Or Ruben, - (15) 3258-2147 121,00 2,200,000,00 1818162 0,90 1,00 0,97 1,00 1,00 1,00 1,00 0,87 15.887,03 (`) 6-> FAZENDA - Filar do Sul Imobilibria Guarei - Sr Ruben& - (15) 3258-2147 72900 10,600,090,00 22,727,27 0,90 1,00 0.97 1,05 0,95 1,00 1.00 0,87 19.803,77 19.90977 7-> FAZENDA - Burl Itrobiliaria Guard - 8r Rube. - (15) 3258-2147 135,52 2,190,090,09 16.159,98 0,90 1,00 0,97 1,11 1,00 1,14 1,00 1.11 17.530.63 17.930,63 5-> FAZENEA - Ruri Inrodllane Guar.! - SI Rubens - (15) 3258-2147 290,40 4 510 000,09 1553030 1,00 1,00 0,97 1,11 1,00 1,14 1,00 1,23 15_14692 10149,62 9-> FAZENDA -Taquarivar 01097130a Guard - Sr Rubens - (15) 3258-2147 217,80 2280.00960 10.376,49 0,90 1,13 0,98 1,11 1,06 1,14 1,00 1,33 13.849.00 1{) 10-> FAZENDA- Taquarival Imobiliaria Guarei - Sr Ruben. - (15) 3258-2147 45990 9 500 00090 20861,16 1,00 1,13 0,97 1,11 0,95 099 1,00 1,02 21_115,13 ({) 11-, FAZENDA-Bun Acores lesareis • Sr, Fabio • (15) 3276 1197 383.00 7.50900960 20.881,16 1,00 1,00 997 1,05 0,95 1,00 1,00 0,97 20.003.81 20.003,81 12-> FAZENDA- Itepetininge Chtia newels - Sra Gintia - (011)97509-72681(1233865-7392 205,70 5 MO MO 00 24793,39 0,90 0,90 0,97 1,00 1,00 0,89 100 0,70 17331,30 17.331,30 13-> FAZENDA- Depots-9Ra Cintia finosSis - Sra Cintia - (011)97589-72681(12)31385-7302 508.20 8.500,000,00 18.725,70 0,90 0,90 0.97 1,11 1,08 1,23 1.00 1.14 19.045.39 19.045.39 14-, rA2E00A- Itapelininga Acores Irnoveis - Or Fabio- (15)3276- 1197 121,00 1,600,000,00 13,223,14 0,90 OM 0,97 1,11 1,00 1,33 1,00 1,23 18311,01 10.311,51 15-> FAZENDA- ItapelidOSO Acores !moven - Sr rabic - (15)3276- 1197 7290 1,210,000,00 16,686,67 0,00 0.00 907 1,11 1,08 1,23 1.00 1.14 18.078.17 18.978.17 16-, FAZENDA- Gael° Bonn. Acores finovels - Sr. Pablo- (15) 3276- 1197 625,20 11,700,000,00 18,555,04 0,50 1,00 0,07 1,11 0,05 1,00 1,00 0,92 17.103,26 17.103,26 17--, FAZENDA - Argaluba Acores !moven - Sr. rabic.- (15) 3278¬1197 59920 8,000,000,00 15,741,83 0,90 1,13 0.97 1,11 1,00 1,14 1.00 1.25 19.650,00 1966090 18-> FAZENDA - Gapao Banda Acores Iruova, - Sr, Fabio- (15) 3278¬1197 980,10 18,230,000,00 18,000,14 0,90 1,00 0,97 1,00 1,00 1,00 1,0D 0,87 16.252,55 19252,55 19-> FAZENDA • 110ge. Sr Motes Pereira - (11)9 9005-1555 929.20 10,920,090,09 17 355,37 0,00 0,90 986 1,11 1,05 1,14 1.00 0,94 16294,23 1529423 20-, FAZENDA- Hapeva Sr Motes Pereira - (11)0 9905-1585 588,70 14.100.000,00 24.793,39 0,90 0,90 0,90 1,00 1,00 1,00 1,06 0.77 19.097.61 10097,61 21-> FAZENDA- Burl - SP Alta hoovers • Sr Altair - (15) 99771922 329.12 6 000 000,00 18230,43 0,90 1,13 095 1,11 1,00 1,14 1,20 1,22 22322913 ({) Prow Macho (PM) .-/- 405'40 Pladrao (dp) 18.255,56 .1 2,129,65 Prep() unilfirio saneado (PS). onde (PM - dp) a PS A (PM • dp) 6 6 ,- ou = 051 Coeficiente de Vanacao (%) 18.297,54 12% VALOR ATUAL (VA), pude: VA = Area do lirdvel x PS A- Melhorarnentos 19.080.000,00 Area (ha); 714,85

7.1.11. DESERTO ± F658 LOCAL1ZACÀO: Desorto - F658 - Capao Bonito - SP  Locallzagan 0.0 Arnostras Fontes Consultadas Area (ha) Valor Informado (RI) Valor Undarlo (R$)ha) Locallaagao das Amostras FATOR TOTAL Valor Li nIteri0 Hornogenlrado (RS/ha) Valor United° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FAZENDA-Gaelic Bonito Bern Morals Irtsweis • Sr Wee Matsu-amp - (15)69711-9094 55.68 1 100 000,00 19782,85 0,90 1,00 097 1,00 1,00 1,14 3.95 095 16896,73 (') • 2-> FAZENDA- SW Micuel Arculjo Sr Guilherrne - {15) 3373 3184 152.46 4.420.000,00 28691,21 0,80 1.00 063 1.00 0,04 0,89 0.95 909 17.07901 17.07651 3-> FAZENDA- Sao Miguel Arcanio Rlelles Irreveis - Sr Carlos - (11) 906344984 248,00 5.000.000,00 20.181 ,29 0,90 1,00 0,91 1,11 0,94 1,00 3,95 0,81 18.399,14 18.399,14 4-> FAZENDA- Itapethinqa Acores Irnoveis - Sr rabic,- (15)3270,- 1197 484.00 10.000.000,00 20.881,18 0,00 0,00 0.97 1,11 0,89 0,89 2.95 0.80 13.802.00 (') 5-> FAZENDA - 5013 Miguel Arcata Irrehlieria Dowel - Or Ruben, - (15) 3256-2147 121,00 2.200.000,00 18.101,02 0,90 1,00 0,97 1,00 0,94 1,00 2,95 0,78 14.214,71 (`) 6-> FAZENDA-Filar do 941 Imobillaria Guarel - Sr Ruben& - (15) 3258-2147 728.00 18.500.000,00 22.727,27 0,90 1,00 0.97 1,05 0,89 1,00 DX 0,78 17.719,18 17.719.16 7-> FAZeNDA - Burl Itrobiliaria Guarei - Sr Rube. - (15) 3256-2147 135,52 2,190,000,00 16.159,98 0,90 1,00 0,97 1,11 0,94 1,14 395 069 16043,19 16.243,19 5-> FAZENDA-Burl Irochilatia Guam! - Si Rubens - (15) 32562147 29040 4 510 000,00 1553030 1,00 1,00 097 1,11 0,94 1,14 3.05 1,10 17.131,19 17.131,19 9-> FAZENDA -Taquariva, Itrobiliaria Ottani - Sr Ruberts - (15) 3258-2147 217,80 2260.00000 10.37649 0,90 1,13 0,98 1,11 1,00 1,14 005 1,19 12.391,21 ({) 10-> FAZENDA- Taquarival Imobiliaria Cuarei - Sr %/bens - (15) 32562147 45980 9 500 00000 20661,16 1,00 1,13 0,97 1,11 0,09 0,69 005 0,91 18892,49 (') 11-> FAZENDA-Bun Acores !medic • Sr, Bahl*. (15) 3276 1197 363.00 7.5000,00,00 20.651.1e 1.00 1.00 0.97 305 0.69 1,00 0,95 0,87 17.898.15 17.896,15 12-c FAZE90A- Itspetinings Chiba eneveis - Sra Cintia - (011)97509-7262612)3865-7392 20670 5 MO WO 00 24793,39 0,90 0,90 0,97 1,00 0,94 0,89 065 083 1560605 15.506,95 13-> FAZENDA- Heparin,. Cintia !movies - Sra Cintia - (011)97589-7280212)3885-7302 508.20 8.500.000,00 18.72670 0,00 000 0.97 1,11 1;00 1,23 0.95 1.02 17.040.81 17.040 61 14-> FAZENDA- Itepelininge Acores Irnoveis - Or Fable- (15) 3276¬1197 121,00 1.600.000,00 13.223,14 0,90 Dim 0,97 1,11 1,00 1,33 0.95 1.10 14294.78 14.594,78 15-> FAZENDA- Itade11,2010 Acores linoveis - Sr Fable - (15)3276- 1197 72.60 1,210,000,00 16666,67 0,00 0.00 697 1,11 1,00 1,23 2.95 1.02 18.980.48 16.900,413 16-> FAZENDA - Gaelic Benda Acores Irnoveis - Sr. Fable- (15)3278- 1197 629,20 11,700,000,00 18.595,04 0,90 1,00 0,97 1,11 0,09 1,00 395 0,82 15202,91 15.302,91 17-> FAZENDA - Argalulto Acores Irnoveis - Sr. Fable- (151 3278- 1197 50620 0000,000,00 15,741,02 0,90 1,13 0.97 1,11 0,94 1,14 395 1.12 17,501,50 17.501,50 113-5 FAZENDA-Capon Benda Acores lrooveis - Sr. Fable- (15) 3276 1197 980,10 18.230.000,00 18.000,14 0,90 1,00 0,97 1,00 0,94 1,00 395 0,70 14.541,76 14.541,76 19-> FAZENDA , Wee. Sr Motes Pereira -111199905-1585 029.20 10.920.000,00 17 355,37 0,90 0,90 066 1,11 1,00 1,14 395 0.04 14579.05 14.579,05 20-> FAZENDA- Repave Sr Motes Pereira - (11)0 9905-1585 568,70 14.100.000,00 24.793,39 0,90 0.90 0,90 1,00 0,94 1,00 1,00 0.69 17.087.34 17.207,34 21-> FAZENDA- Buri - SP Alta Imevels • Sr Altair - (15) 99771920 329,12 6 000 000,00 1E230,43 0,90 1,13 0,95 1,11 0,94 1,14 395 1,10 19973,19 (") Prow Macho (PM) . I- 495'40 PearSo (Dp) 16,345,5E r! 1.905.46 Prep Linea% saneado (PS), onde (PM - dp) = PS A (PM 4 dp) e n > du = 031 Coeficiente de Vafiacao (%) 18.3134,40 12% VALOR ATUAL (VA), ondo VA = Area do lindvel x PS + Melhorarnentos 22.720.000,00 Area (ha): 1.385.30

(R$Ma) Locallmicao das Amostras FATOR TOTAL Valor Li n119110 HornogenIzado (R6,/ha) Valor Undid° Saneacio ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-, FA2ENDA - Cando Bonito Bern Morals Ira/wire • Sr Joao Patera:ma - (15)99711-9894 55.66 1 100 900,90 19782,85 0,90 1,00 097 0,95 1,00 1,14 0,84 000 15708351) { 2-> FAZENDA- Sao Miguel Arcanjo Sr Guill-lurrne - {15) 3373 3184 15248 4420900,00 28991,21 0,80 1,00 0.93 0,95 0,94 0,89 0.89 0.50 14.42270 14.422.70 3-> FAZENDA- Sao Miguel Arcanio litollos Irrevois - Sr Carlos - (11) 906344354 24800 5.000.000,00 20 161,29 0,90 1,00 0,91 1,06 0,94 1,00 0,84 009 13.84018 13.64018 4-> FAZENDA -Impetlninqa Acores Irnoveis - Sr Fable- (15)3276,- 1197 48400 10.000.000,00 20.661,16 0,90 0,00 0;37 1,06 0,89 0,80 3.84 0.66 11.480.63 (') 5-> FAZENDA-Sao Miguel Arsenio Irnalalianu Guarei - Or Ruben, - (15) 3258-2147 121,00 2,200,000,00 18.181,02 0,90 1,00 0,97 0,95 0,94 1,00 3,84 0,88 12,003,53 (1) 4-, FAZENDA - Pilar do Sul Imobilieria Guarei - Sr Ruben& - (15) 3258-2147 72600 10,500,000,00 22,727,27 0,90 1,00 0.97 1,00 0,89 1,00 684 0,60 14862,85 14.86205 7-> FAZENDA - Burl Imobiliagia Guarei - Sr Rubens - (15) 3258-2147 135,52 2,190,000,00 16.159,98 0,90 1,00 0,97 1,06 0,94 1,14 2,54 0,84 13.547.55 11.597,58 6-> FAZENDA-Burl Imob.11ana Camel - Sr Rubens - (15) 3258-2147 290,40 4 510 00060 1553030 1,00 1,00 097 1,06 0,94 1,14 3,84 0,93 14466,34 14466,34 9-> FAZENDA -Taquarivar InIcIaliana Guarei - Sr Rubens - (15) 3258-2147 217,80 2260.00060 10.370,49 0,90 1,13 0,98 1,06 1,00 1,14 0,84 1,01 10.40309 ({) 10-c FA29NDA- Taquarieal Imobiliaria Guarei - Sr Ruben. - (15) 32592147 450,30 9 500 00060 20061,10 1,00 1,13 0,97 1,00 0,99 0,99 0,84 0,77 15953,66 ({) 11-, FAZENDA-Bun Acores lmoudis • Sr, Pablo • (15) 3276 1197 383,00 7.50900960 20.881.16 1.00 1,00 0,97 1,00 0,89 1,00 0,89 0,73 15.113,99 15.113,99 12-> FAZENDA- Itepetininge Chile !mails - Sra Girdle - (311)97599-7268{(1213865-7392 20570 5 MO MO 00 24793,39 0,90 0,90 0,97 0,93 0,94 0,89 0.84 0,53 13094,76 19094,76 13-> FAZENDA- Hapotrinua Cintia IrnovAis - Sra Cintia - (011)97589-72801(12)3885-7392 508.20 8.500,000,00 18.725,70 0,90 090 0.97 1,08 1,00 1,23 0.89 0.88 19.389.85 14.38905 14-> FA2E00A- Itepetininge Acores Irnoveis - Or Fable- (15) 3275- 1197 121,00 1,600,000,00 13,223,14 0,90 coo 0,97 1,06 1,00 1,33 3,04 0,93 1232448 12.324,48 15-> FA2ENDA- Itapelinhea Acores Imoveis - Sr Fable - (15) 3275- 1197 72.80 1,210,000,00 1806087 0,90 990 097 1,06 1,00 1,23 3.84 0.88 14.339.08 14.339.08 113-, F520005 - Coed° Bondo Acores Irnovels - Sr. Fabio- (15) 3276 1197 629,20 11,700,900,90 18,595,04 0,90 1,00 0,97 1,05 0,89 1,00 3,84 0,89 12.922,46 12.922,48 17--> FAZENDA- ArgaloCia Acores Irnoveis - Sr, rabic.- (15) 3278¬1197 50020 8,000,000,00 15,741,83 0,90 1,13 0.97 1,06 0,94 1,14 2.64 0.94 14.846,67 14.54067 18-> FAZENDA- Capdo Bonito Acores Hot& - Sr, Fabio- (15) 3278- 1197 980,10 18,230,000,00 18,000,14 0,90 1,00 0,97 0,95 0,94 1,00 0,54 005 12.279,71 12.279,71 19-> FAZENDA • dope. Or Motes Pereira - (1119 9805-1585 6231.20 10,920,000,00 17 355,37 0,90 0,90 006 1,06 1,00 1,14 204 0.71 12311.20 12.311,20 20-, FAZENDA- napes. Sr Moines Pereira - (11)9 9905-1585 568,70 14.100.000,00 24.793,39 0,90 0,90 0,90 0,95 0,94 1,00 0,59 0.58 14129.31 14.429,31 21-> FAZENDA- Burl - SP Alta !moves • Sr Altair - (15) 99771920 329,12 6 000 000,90 19230,43 0,90 1,13 095 1,06 0,94 1,14 954 0,93 15965,25 ({) Prow HMO (PM) .5-450910 p93780 (Sp) 13.002,91 .1 1.609.08 Prep unilAdo saneada (PS). onde (PM - dp) e PS A (PM • dp). e n >.- du = 05, Cdeficiente de Variacao (%) 13.819,14 12% VALOR ATUAL (VA), 0509 VA = Area old lin2ve1 x PS {- Melhorarnentos 23.280.000,00 Area (ha): 1.684,62

(R$)ha) Lorallzacao das Amostras FATOR TOTAL Valor Li elleri0 Homogenized., (R8Ma) WIG,' United° Saneacio ESPECULA0A0 TRANSPOSI0A0 MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FA7ENDA - Cando Bonito Bern Morals !noses • Sr Jodo Materaszo - (15)99711-5894 55.66 1 100 000,06 19782,85 0,90 1,00 697 0,95 1,00 1,14 0,89 0.85 15779,12 (') • 2-> FAZENDA- Sao MicuelArcenjo Sr Guiherrne - {15) 3373 3184 15248 4,420,000,00 28991,21 0,80 1,00 693 0,95 0,04 0,89 0.50 0.53 15.324.12 15.324.12 3-, FAZENDA- Sao Miguel Arsenio Rlelles Irneveis - Sr Carlos - (11) 986344354 248,00 5,000,000,00 20,181 ,25 0,90 1,00 0,91 1,08 0,94 1,00 0,89 0,73 14.713,87 14.713;57 44, FAZENDA- Itapethinqa Acores Irnoveis - Sr Fable- (15) 3275- 1197 484.90 10,000,000,00 20961,16 060 0,00 697 1,06 0,89 0,89 089 0.69 12.204.95 (') 5-, FAZENDA-Sao Miguel Arsenio Irrelalieria Guarei - Or Ruben, - (15) 3258-2147 121,00 2,200,000,00 1918182 0,90 1,00 0,97 0,95 0,94 1,00 689 0,70 12.753,75 (`) 6-> FAZENDA-Filar do Sul Imobilieria Guarei - Or Ruben& - (15) 3258-2147 728,00 19550.000,00 22.727,27 0,90 1,00 0,97 1,00 0,89 1,00 0.89 0,70 15.888,03 15.098,03 7-> FAZENDA-Burl Imobiliagia Guarei - Sr Rube. - (15) 3258-2147 135,52 2,190,000,00 15.159,98 0,90 1,00 0,97 1,00 0,94 1,14 0,59 0.59 14.394.31 14.394,31 5-> FAZENDA - Burl Irrohllana Guam! - 5) Rubens - (15) 3203-2147 290,40 4.510 000,00 15 53030 1,00 1,00 0,97 1,06 0,94 1,14 0,89 0,99 15376413 15.370,48 9-> FAZENDA -Taquarival Imobiliana Guarei - Sr Rubens - (15) 3258-2147 217,80 2260.00060 10.37945 0,90 1,13 0,98 1,06 1,00 1,14 0,89 1,07 11.117.67 ({) 10-> FAZENDA- Taquarival Imobiliana Guarei - Sr %/bens - (15) 3258-2147 45990 9 500 MOW 20561,16 1,00 1,13 0,97 106 0,89 0,89 0,59 0,82 15,950,76 (') 11-, FAZENDA-Bun Acores 'Novels - Sr, Pablo • (19) 3276 1197 383.00 7.509.009,00 20.991.16 1.00 1,00 0.97 1,00 0.85 1,00 0,59 0,78 16.059,61 10.058,61 12-> FAZENDA- Itepetininge Dints {novels - Sra Gintia - (011)97509-7168111213865-7392 205,70 5 MO WO 00 24_753,35 0,90 0,90 0,97 0,93 0,94 0,89 0.89 0.56 13913,18 13.913,18 13-> FAZENDA- Hapetrinea Cintia lrnoveis - Sra Cintia - (011197589-7280)12)3885-7392 508.20 8.500,000,00 18.725.70 0,90 0.90 0.97 1.08 1,00 1,23 060 0.91 15.280.21 15.28921 14-' FAZE60A- Itepelininge Acores Irnoveis - Or Fable- (15)3276 1197 121,00 1,800,000,00 13,223,14 0,90 Dim 0,97 1,08 1,00 1,33 0.89 069 1309478 13.094,78 15-> FAZENDA- napelininpa Acores Imoveis - Sr Fable - (15)3275- 1197 7260 1,210,000,00 18,868,87 060 060 697 1,06 1,00 1,23 0.59 0.91 15.235.25 15.235,25 1e-. FAZENDA - Coed° Benda Acores Irnovels - Sr. Fable- (15) 3276- 1197 625,20 11700,050,05 18,595,04 0,90 1,00 0,97 1,08 0,06 1,00 659 0,74 13.730,11 13.730,11 174, FAZENDA- Argalulta Acores Irnoveis - Sr. Fable- (15) 3276 1197 50920 8,000,000,00 19,741,81 0,90 1,13 0.97 1,06 0,94 1,14 669 1,00 19.774,58 15.774,58 18-> FAZENDA- Geode Bonito Acores Ircoveis - Sr, Fable- (15) 3278- 1197 980,10 18,230,000,00 18,500,14 0,90 1,00 0,97 0,95 0,94 1,00 0,59 0,70 13.047,19 13.097,19 19-> FAZENDA • 1l85e. 5• Motes Pereira - (11)9 9909-1585 629,20 10,920,000,00 17 355,37 0,90 0,90 0.86 1,06 1,00 1,14 369 0.75 13050.69 11.380,65 20-, FAZENDA-11apeva Sr Moines Pereira - (11)5 9905-1555 568,70 14.100.000,00 24.753,35 0,90 3,90 0,90 0,95 0,94 1,00 0,94 0,62 15.331.14 15.331,14 21-> FAZENDA- Buri - SP Alta !moves • Sr Altair - (15) 99771923 329,12 5 000 000,00 18230,43 0,90 1,13 095 1,06 0,94 1,14 0%89 0,98 17_920,39 n Prep MOSS (PM) ..-/- 506'40 1060180 (Dp) 14,665,60 .1 1.709.64 Prep() underio saneade (PS), onde (PM - dp) e PS A (PM .I. dp) e n n ou = 05; Coeficiente de Variapao (%) 14.885,59 12% VALOR ATUAL (VA), pude: VA = Area do drinvel x PS + Melhorernentos 28.950.000,00 Area (ha); 1.971,32

(R$/he) Locallzacao dab Amostras ACE880 FATOR TOTAL Valor Unitirio Homogenized° (R$Ma) Valor United." Saneado E6PECULACAO TRANSPOSICAO MELHORAMENTO8 TOPOGRAFIA 80L0 OCUPAC.A0 1-a FAZERDA - Cacao Bonito Bon1 Morals !meals - Sr .1050 Mataramo -(15) 99711-9594 5586 1 100 000,00 1978285 090 100 097 095 1,00 1,14 1,00 0,95 19748661') • FAZENDA- 080 Miguel Arcanjo Sr Guillnerrne • !15133733104 152.46 4420.000,00 28 991,21 0,80 1,00 0.93 0,95 0,94 0,89 1,00 0,59 17_125,95 17.12695 FAZENDA - S5o Miguel Aroanjo Maas lincivais - Or Carlos • (11) 996344864 248.00 5.900.000,00 20.101 ,29 0,90 1,00 091 1,06 0,94 1,00 1.00 0.82 16.444,69 16.444,69 FAZENDA - Itepetlninue Acores Irnovais • Sr. Fable • (15) 3276 1197 484.00 10.000.900,00 20.661,16 0,90 0.90 0.97 1.06 0,89 0,89 1.00 0.60 13.640.38 ('1 FAZENDA- Sao Miguel Ar00* Ircobilieria Guarei - Sr Rubens - (15) 3258-2147 121.00 2.200900,90 18.181,82 090 1,00 0.97 0,95 0,94 1,00 1,00 0.78 14.254,19 (1) 6.--> FAZENDA-Filar no Sul Irnobiliaria Guarei - Sr Rubens - (15) 3258-2147 72800 18.500900,00 22.727,27 0,90 1.00 0,97 1.00 0,89 1,00 1,00 0.78 17.768,38 17.768,38 7--, FAZENDA-Burl Ircobiliana Guarei - Sr Rube. - (15) 3258-2147 135,52 2.19090090 16.159,98 0,90 1,00 0,97 1,06 0,94 1,14 1,00 1.00 16.087,76 15.067,76 8-> FAZENDA-Burl Irrobiliaria Guarei - Sr Rubens -115) 3256-2147 290,40 4.510.000,00 15.530,30 1,00 1,00 0,97 1,06 0,94 1,14 1,00 1,11 17.178,77 17.17677 9-> FAZENDA- Taquarvar Inlobiliaria Gusrei - $r Rube. - (15) 3258-2147 217,80 2.260.000,00 10.37649 0,90 1,13 0,98 1,03 1,00 1,14 1,00 1,20 12.425,83 1') 10-0 FAZENDA- Tequadval Imobiliaria Omni - Sr Rubens - (16) 3259-2147 45980 13.5013.0013,00 20961,16 100 1,13 0,97 106 0,80 aea 190 092 1894497 11 • 11-a FA2ENDA- Burl Acores Imoveis - Sr. Fable- (15) 3276¬1197 363,00 7 900 09190 20661,16 1,00 1,00 0,97 1,00 099 1,00 190 0,87 17947,86 1794796 12-> FAZENDA- Itapelininga Gallia bnoveis - 915 Gintla - (011)97589-7268((12)3865-7392 205,70 5 100 000,00 2479339 0,90 090 097 0,95 0,94 0,89 100 063 15550,03 15.55903 13-> FAZENDA- Itspelininga Cinaa !novels - Sra Cintia - (011)97589-72681(12)3865-7392 508.20 9.500.900,90 16.725,70 0,99 0,90 0.97 1,00 1,00 1,23 1.00 1,02 17.087,94 17.013784 14-> FAZENDA- Itopelininso Acores lrnovais • Sr. Fable • (15) 3276 1197 121.00 1,600,000,00 13,223,14 0,90 0.90 0.97 1,06 1,00 1,33 1.00 1.11 14.635.32 14.635,32 15-> FAZENDA- hapeilnInua Acores beau*. • Or, Fabio • (15) 3276 1197 72.60 1,210,000,00 18.868.87 0.90 0,90 0.97 1.06 1.00 1,23 1,00 1,02 17.027,63 17.027,83 18-> FAZENDA- Gapfea Bonito Acores hnoureis - Sr Fabio- (15) 3270- 1197 829,20 11.700.000,00 18.595,04 0,90 1,00 0,97 1,08 0,89 1,00 1,00 0,83 16.346,42 15.345,42 17-, FAZE8DA- Angelube Acores !mai. - Sr. Fable- (15) 3278 1197 508,20 8.000.000,00 15.741,83 0,90 1,13 0,97 1,08 0,94 1,14 1,00 1,12 17.830.42 17.630,42 18-> FAZENDA • Capon Bonita Acores Irnoweis - Sr Fable- (15) 3276¬1197 980,10 18.230.000,00 18.600,14 0,90 1,00 0,97 0,95 0,94 1,00 1,00 0.76 14.582,15 14.582,15 19-> FAZENDA - Itapeva Or Mazes Pereira - (11) 9 9905-1585 629,20 10.920.000,00 17.355,37 0,90 0,90 oes 1,06 1,00 1,14 1,011 0,84 14.619,55 14.519,55 20-' FAZENDA- nape. Sr Moses Pereira - (11) 9 9905-1555 568,70 14.100.0100,00 24.793,39 0,90 0,90 0,90 0,95 0,94 1,00 1913 089 17334,80 17.134,00 21-, FAZENDA -Due- SP Alta Imoveis • Sr Altair - (16) 99771920 329,12 6 000 009,00 10230,43 0,90 1,13 0,95 106 0,94 1,14 190 1,10 20029,67 (1 • Prep NMI° (PM) +/- clesvio padrao (dp) 18.390,96 Fi_ 1.910,78 Prep unilario saneado (PS), onde (PM - dp) < PS < (PM + dp) e n > od = 05; Coeficiente de VanaoAo (%) 18.413,43 12% VALOR ATLIAL (VA), orde: VA = Area do !maw! x PSI- Melhoramentos 16.830.000,00 Area (ha): 1.025,38

das AmosIran FATOR TOTAL Valor UnItario HorrorienIzado (RS/ha) Valor UnitArlo Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOROGRAFIA SOLO °CURACAO 1-> FAZENDA - Capin Bonito Berl Morals !moves • Sr Joao Malararto • (15)99711-9894 5566 1 100 00000 1970285 0,90 100 097 0,95 1,06 1,14 1.00 100 1985153 (1 2-> FAZENDA - S5o Miguel Arcanjo Sr Guillerrne • (15)3373 3164 152,48 4.420.000,00 28.991,21 0,00 1,00 0,93 0,95 1,00 0,89 1,00 0,63 18.134.42 18.134,42 3-> FAZENDA - S5o Miguel Arcanjn Rides Indweis - Sr Carlos • (11) 986344854 248,00 5 000 000,00 20_101,29 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,815 17412,02 17.41202 4-> FAZENDA - ItepetinInge ACOreS IMOVeiS • Sr. Fabio • (15)3275 1107 484,00 10000000,00 20.661,16 0,90 0,90 0,97 1,06 0,95 0,89 1,00 0,70 14.442,75 (-) 5-> FAZENDA - S5o Miguel Arran?, Imobiliena Guarei - Sr %bens - (15) 3259-2147 121,00 2 200 00000 18_18182 0,90 1,00 0,97 0,95 1,00 1,00 100 0,83 15_092)57 (1 6-> FAZENDA - Filar do Sul 110001laria Guarei - Sr Rutens - (15) 32582147 726,00 16.500.000,90 22.727.27 0,90 1,00 0,97 1,00 0,95 1,00 1,00 0.83 18.813.58 18.513,58 7-> FAZENDA - Burl Irnobiliena Guarei - Sr Rube. - (15) 3250-2147 135,52 2 190 000,00 115_159,98 0,90 1,00 0,97 1,015 1,00 1,14 1,00 1,05 17_03409 17.03409 6-> FAZENDA - Buri Irdobillaria Guam) - Sr Rubens - (15) 3258-2147 290,40 4.510009E10 15.530,30 1,06 1,00 0,97 1.06 1,00 1,14 1,00 1,17 18.189,29 18.18929 9-> FAZENDA -Taquadvar 11.4,131116nm Guarei - Sr Rubens - (15) 3258-2147 21780 2 260 000 00 10376,49 0,90 1,13 0,90 1,015 1,06 1,14 100 1,27 13_15655 (.) 10-> FAZENDA- Taguarival Inlobiliaria Guarei - Sr Ruben. - (15) 3258-2147 459.80 9.50090000 20.861,16 1,06 1,13 0,97 1,06 0,95 0,89 1,00 0,97 20.059.38 n . 11-> FA2E00A- Bud Acores !morels - Sr. Fabio- (15) 3276 1197 36390 7 509 OCO 00 20681,18 1,00 1,00 0,97 1,00 0,93 1,00 100 0,92 19003,82 18003,62 12-> FAZENDA- Itapetninga Calla Irnoveis - Sra Cinba - (011)9758472681(12)3865-7392 205.70 5.100.090,00 24.793,39 0.00 0,00 0.97 0,95 1,00 0,89 1,00 0,68 16184,74 18.464,74 13-> FA7E00A- Itapetininga Chao! Irnoviis - Sra Ceiba - (011)97589-7268/020885-7392 508,20 8 500 000,00 18725,70 0,90 0,90 0,97 1,08 1,08 1,23 1,00 1,08 10093,12 18.093,12 14-> FAZENDA- Itapetninga Acores Ipnoweis - Sr Fabio- (15) 3276 1197 121.00 1.600.00000 13.223,14 090 0,90 007 1,06 1,08 1,33 1.00 1.17 15196.22 15.408,22 15-> FAZE00A- Itapelininga Acores !morels - Or Fabio • (15) 3276 1197 72,60 1 210 000,00 18686,67 0,90 0,90 0,97 1,08 1,08 1,23 1.00 108 1892926 10.029,2e 16-> FAZE00A- C.O. Bonito Acores I/novels - Sr Fabio • 05)3276 1197 629.20 11.700.00000 18.535,04 0,00 1,00 0.97 1,08 0,95 1,00 1.00 0.87 18.248.09 16.24809 17-> FA2ENDA- Angaluba Acores !morels - Or Fabio- (15) 3276 1197 508,20 8000.000,00 15741,83 090 1,13 0,97 1,08 1,00 1,14 1.00 1,19 18867,50 18.667,50 16-> FAZENDA- Cepa. Bonita Acores 1/noweis - Sr Fabio- (15) 3276 1197 960.10 18.230.000,00 18000,14 0,00 1,00 097 0,05 1,00 1,00 1.00 0.83 15139.92 15.439,92 19-> FA2ENDA- Itapeva Sr Modes Pereira - (11)9 9905-1585 62920 19920.090,09 17 355,37 090 0,90 0.86 1,06 1,06 1,14 1.00 089 1547952 15.479,52 20-> FAZENDA- lIapeva Sr Modes Pereira - (11)0 9905-1585 568.70 14.100.000,00 24.793,39 0,00 0,00 0.90 0,05 1,00 1,00 1.08 0.73 18.142.73 18.142,73 21-> FA2ENDA- Burl - SP Alta Imovels - Or Altair - (15). 99771920 329,12 6.000.000,00 18.230,43 080 1,13 0,95 1,06 1,00 1,14 1,00 1,18 21208,83 (.), Prega Mediu (PM)+f- clesvio pacirno (dp) 17.355,14 I-1 2023,18 Preto unilario saneado (PS), onde, (PM - dp) I PS I (PM -I- do} e n , ou 05; Coeficiente de Variacao (%) 17.378,07 12% VALOR ATUAL (VA), order VA Area do IrrOvel x PS + Melhoramentos 21.350000,00 Area (ha): 1.228,56

nRad (RS/ha) Locallzacio dam Amostras FATOL TOTAL rnR Valor Unitario Hoogenlzado (RS/ha) Valor Undid° 5056056 ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1-> FAZENDA - Copal> Bonito hem Morals Imo.eis • Sr Joao Mater.= • (15)99711-9594 55,66 1.100.000,00 19.762,85 0,90 1.00 0,07 0,95 1,06 1,14 1,00 1.00 19.851.53 (-) . 2-> FAZENDA - 55a Miguel Arranjo Sr Guillermo,. • {15) 3373 3104 15240 4 420 000,00 28991,21 090 1,00 093 0,95 1,00 099 100 0,63 18134,42 18.134,42 3-> FAZENDA - 550 Miguel Arcanjo Steles 196vels - Sr Carlos . (11) 986344864 248,00 5.009009,00 20.161,22 0,90 1,00 0,91 1,06 1,00 1,00 1,00 0,8B 17.412,02 17.412,02 4-> FAZENDA - Itapetininga Roar.1..6s . Sr. Pablo. (15) 3276 1197 484,00 10 000 000,00 206151,16 0,90 0,90 0,97 1,06 0,95 099 1,00 0,70 14442,75 (1 5-> FAZENDA - 500 Miguel Arcanjo Imobiliana Goa* - Sr Rubeos - (15) 3258-2147 121,00 220900909 18.181,82 0,90 1.00 0,97 0,95 1,00 1,00 1,00 0,83 15.092,67 (.) . 6-, FAZENBA - Filar do Sul Irrobiliana Guar.) - Sr Ruben. - (15) 3259-2147 720,00 16 500 MOW 22727,27 0,90 1,00 0,97 1,00 0,95 1,00 1,00 0,83 18813,58 18813,58 7-> FAZENDA .- Burl Innohiliaria Goa* - Sr Ruben, - (15) 3258-2147 135.52 2.199.000,90 16.159.98 090 1.00 0.97 1.00 1.00 1,14 1,00 1.05 17.034.09 17.034,09 5-> FAZENDA - Buri Irrobiliana Guarei - Sr Ruben. - (15) 3258-2147 290,40 4 510 MOW 15530,30 1,00 1,00 0,97 1,06 100 1,14 100 1,17 18_189,29 18.189,29 9-> FAZENDA -Tequanver imobriario Goa* - Sr Ruben, - (15) 3258-2147 217.80 2260909,00 10.376.49 0.90 1.13 0.96 toe 1,06 1,14 1,00 1,27 13.156.55 n FAZENDA- Taquarival Iracibiliana Guarei - Sr Rubella - (15) 3258-2147 459,80 9 500 OM OC 20.681,16 100 1,13 0,97 1,06 0,93 0,89 1,00 0,97 20059387) • FAZENDA - Bon Acores !Towels . Sr Fabio . (15) 3276 1197 363.00 7.500.900,90 20.861.16 1.00 1.00 0.97 1.00 0.95 1.00 1,00 0,92 19.003.62 10.003,82 12-0 FAZE00A- Itapetininga GInba Irnoviis - Sra Gintia - 1011)97509-72631(12)3865-7392 205,70 5 100 000 DO 24793,39 0,90 0,00 0,97 0,95 100 0,09 1,00 0,68 16484,74 16.464,74 13-> FAZE00A- Itupetninuu Cintia Irnavais - Sra Cintia - 1011)9758972831(12)3865-7392 508.20 8800.000 00 16.725.70 0.90 0.00 0.97 1.06 1.06 123 100 108 18.093.12 18.093,12 FAZENDA- Itepetininge Acores !morels - Sr. Fabio- (15) 3276 1197 121,00 1 600 000,09 11223,14 990 0,00 0,97 106 100 1,33 1,00 1,17 15496,22 15.495,22 FAZE60A- Ilupetrinuu Acores !novels - Sr Fabio- (15) 3276 1197 72.80 1210000,00 16.866.87 0,90 0.90 097 1.06 1.06 1,23 1.00 1.08 18.029.26 18.029,28 18-u FAZENDA- Capao Bonito Acores !morels - Sr. Fabio . (15) 3276 1197 620,20 11.700 00000 18.595,04 0,90 1,00 0,97 1,06 0,93 1,00 1.00 0,07 16_240,09 16.248,09 17-> FAZENDA- An9aluba Acores Innoweis - Sr Fabio . (15) 3276 1197 508.20 8000000,00 15.741,83 0,00 1.13 0.97 1.06 1,00 1,14 1,00 1.19 18.687.50 18.887,50 18-, FAZENDA- Caplo Bonita Acores !morels - Sr. Fabio- (15) 3276 1197 980,10 18.230.000,00 18600,14 0,90 100 0,97 0,05 100 1,00 100 0,33 1543992 15.430,92 19-> FAZENDA- Oupeva Sr Mei... Pereira - (11) 0 9005-1585 829,20 10.020.000,00 17.358,37 0,00 0.00 0,88 1,08 1,08 1,14 1,00 0.89 15.479.52 15.479,52 20-, FAZENDA- Itapeva Sr Molvas Pereira - /11) 9 9905-1585 563,70 14.100.000,00 24.793,39 0,90 0,00 0,90 0,05 1,00 1,00 1,08 0,73 18_142,73 18.142,73 21-> FAZEIZA - Bari - SP Alta !novels - Sr Altair - (15} 99771920 329,12 8.000.000,00 18.230,43 0,00 1.13 0,95 1,08 1,00 1,14 1.00 1.16 21.208.837) Preto Medic. (PM)+/- dem& padrao (dp) 17.355,14 ,f_ 2.023,18 Frew unilario saneado (PS), onde: (PM - dp)< PS , (PM + dp) e n > ou 05; Coeficiente de Variacao (%) 17.374,64 12% VALOR ATUAL (VA), onde: VA Area do ImOvel x. PS + Melhoramentos 21,940,000,00 Area (ha): 1.262,76

((Vila) Localizauao MELHORAMENTOS das Amostras ACESSO FATOR TOTAL Valor UnItirlo Horrogenizado (R$Iha) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO TOPOGRAFIA SOLO OCUPACIO 1-> FAZENDA - Cacao Bonito Ben Morals Irtmeis • Sr JoDo Matarazzo - (15) 99711-9894 55,66 1,100,000,00 19.762,85 0,90 1,00 0,97 0,90 1,09 1,14 1,00 0,95 18.806,71 (') ' 2-> FAZPNLIA - Sgo Miguel Arcanjo Sr Guillermo - {15) 3373 3164 152443 4.420 003,09 28991,21 0,80 1,00 093 0,90 1,00 0,89 100 0,50 1717098 17.179,98 3-> FAZENDA - Sao Miguel Arcanjo Rides UnOveis - Sr Coles - (11) 986344864 248.00 5.000.000 00 20.161,29 0,90 1,00 091 1,00 1,09 1,00 1.00 0.82 16.49560 16.495,60 4-> FAZENDA - Itacetinnqa Acores Irnoveis - Sr, Fabic - (15) 3276- 1197 484,00 10.000.000,00 20.661,16 0,90 0.90 0,97 1,00 0,95 0,899 1,00 0.65 13.682.61 7) 5-> FAZENDA - Sao Miguel Arcarro Imobiliaria Guarei - Sr Rebels - (15) 32543-2147 121,00 2.200.000,00 18.181,82 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.298,32 7) ' 6-> FAZENDA - Pilar do Sul drobiliarla Guarei - Sr Ruben - (15) 3258-2147 72600 16 MO 000,03 2272727 0,90 1,00 097 0,95 0,95 1,00 100 0,78 17823,39 17.523.39 7-a FAZE00A- Burl Imobiliaria Ceara( - Sr Rubens - (15) 3258-2147 136,52 2,190,090,09 16,159,98 0,90 1,00 0,97 1,09 1,00 1,14 1,00 1.00 16.137.56 16.137,56 8-> FAZENDA - Bud Intabiliaria Guarei - Or Ruben- (15) 3258-2147 290,40 4,510,000,00 15.530,30 1,00 1,00 0,97 1,00 1,00 1,14 1,00 1,11 17.231,96 17231,96 9-> FAZENDA - Taquarival Intobiliaria Guarei - Sr Rubens - (19) 3258-2147 217,80 2.260.1300,00 10.376,49 0,90 1,13 0,88 1,00 1,06 1,14 1.00 120 12464,10 (1) 10-> FAZEHDA - Taquarbrai Imobiliaria Guard( - Or Rubens - (15) 3258-2147 459.80 9.590.090,00 20,661,16 1,00 1,13 0,97 1,00 0,95 0,89 1.00 0,92 19003,62 (1) ' 11-0 PAZENDA- Burl Acores Irnoveis - Sr Rabic - {15) 3276 1197 363.00 7,590.000,09 20,661 ,16 1,09 1.00 0.97 0.96 0,99 1,09 1.00 0.87 18.003.43 18.003,43 12-> FAZENDA - itaceliringa Oita hovels - Sra CAM - (011)97589-7268412)3865-7392 205,70 5.100.000,09 24.793,39 0,90 0,90 0,97 0,90 1,00 0,89 1.00 0,63 15.598,17 15.598,17 13-a FA2E0DA- Itapeliniega Cintia Irnoveis - Sra Cintia - (011)9758072681(12)3865-7392 508,20 8.500 00000 16 725,70 0,90 0,90 097 1,00 1,06 1,23 100 1,02 17.140,85 17.140,85 14-> FAZENDA - itapeOringa Acores Imoveis - Sr. Fable - (15) 3276- 1197 121.00 1.600.090,09 13.223,14 0,90 0,90 0.97 1,00 1,06 1,33 1.00 1.11 14.680,63 14.669,63 15-a FAZENDA- Hapelininga Acores (mortis - Sr. Falk - (15) 3276¬1197 72,60 1210.000,00 16666,67 0,90 0,90 0,97 1,00 1,08 1,23 1.00 1.02 17.050.35 17.0430,36 16-> FAZENCIA - Gaols Bonk Acores Idler& - Sr. Fable - (15) 3276 1197 629,20 11,700,000,00 18.595,04 0,90 1,00 0,97 1,00 0,95 1,00 1.00 0,83 15.392,93 15.392,93 17-> FAZENDA-Analuba Acores Imr.addis - Sr. Fable - (15) 3279' 1197 508 20 600000000 OCO,OC 16741,83 0,90 1.13 0.97 100 100 1,14 1.00 1,12 17685,00 1768500 19-> FAZENOA - Car& Bonk Acores 1(novals - Sr Fabia - (15) 3276 1197 980.10 18.230.000,00 18,690,14 0,90 1,00 9.97 0,90 1,00 1,00 1.00 0.79 14.627.30 14.627,30 19-> FA2ENDA- iteca Sr Mazes Pereda - (11)9 9905-1585 Sr Molzas Pereira - (11) 4 9905-1585 629,20 568,70 10,920,00000 14,100,000,00 17.355,37 24,793,39 0,90 0,90 0,90 0,90 0,86 0,90 1,00 0,90 1,08 1,00 1,14 1,00 1,00 1.06 0,84 0,69 14.664,81 17.187,85 14.664,81 17.187,55 20-> FAZENDA- Itapeva 21-> FAZENDA- Bud - SP Alta Imovéls - Sr Altair - (15) 99771920 329,12 6.000 000,00 18 230,43 0,90 1,13 0.95 1,00 1,00 1,14 1.00 1,10 2009068 (1) Prep Macho (PM) +/- desvio pada:. (Op) 16.441,71 r) 1.916,69 Prep unilario saneado (PS). onde (PM - dp) < PS < (PM + dp) 6 n > ou = 05; Coeficierte de Variacão (%) 16.463,65 1256 VALOR ATI/AL (VA). or8o VA = Area do ImOvel x PS + Melhoramentos 26,910,000,00 Area (ha): 1.634,51

Valor Uniterio (R8./ha) Loca !Inge.° des Arnostras FATOR TOTAL Valor Unitarlo Hornogenizado (RS/ha) Valor Unitize" Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1-> FAZENDA - Cap3o Bonito Sem Morals !Novas - Sr 20Oo Mammas - (15)99711-9894 50.68 1,190,000,00 19782,85 0,90 1.00 0,97 0.90 1,00 1,14 0.84 0.70 14.957,38 (') 2-> FAZENDA- Sao Miguel Arcanjo Males Iroaveis - Sr Carlos • (11) 996344864 249.00 5.000.000,00 20.16129 0.90 1.00 0.91 1.00 0.94 1,00 9,94 0.65 13.11931 13.119,31 3-> FAZENDA- Sao Miguel Arcans Probillaria Guarel - Sr Rubens - (15) 3258-2147 121,00 2.200.000,00 18.181,82 0,90 1,00 0,07 0,90 094 1,00 9,89 068 12.003,93 12.003,53 4-5 FAZENDA- Filar do 0>1 Imobilihria Guarei - Sr Pubens - (15) 3258-2147 726,00 16.500.000,00 22.727,27 0,90 1,00 0,97 0,95 0,89 1,00 2,84 0,62 14.17033 14.175,33 5-> FAZENDA - Burl Imobiliana Guarei - Sr Rubes. - (15) 3258-2147 130.52 2.190.000 00 19109313 OM 1,00 097 100 0,94 1,14 0,84 0,79 1383435 12.034 55 8-> FAZENDA-Burl Imobiliaria Guarei - Sr Rubins - (15) 3259-2147 250,40 4 510 000,00 15530,30 1,00 1,00 097 1,00 0,94 1,14 039 0,93 14466,34 14466,34 7-> FAZENDA - Taquativar Irrobiliaria Guatei - Or Rubes> - (15) 3259-2147 21730 2.260.000,00 10.376,49 0,99 1,13 0.98 1,00 1,00 1,14 534 0,96 9.912,97 (') 9-> FAZENDA - Tam/ark/al Imobiliaria Cluarei - Sr Rubins - (15) 3258-2147 459.80 9.500.000,08 20.681,16 1,00 1.13 0.97 1.00 0,89 0,89 9.84 0.73 16.113.98 (11 9-> FAZENDA-Bari Acores Imoveis - Sr. Fabio • (15) 3276 1197 363.00 7.900.000,00 20.661,16 1,00 1,00 0.97 0,99 0,89 1,00 9,94 0.69 14.319.92 14.318,52 10--> F52E600- napalming@ Cinta ImovAis - Sra Cintla - (011)97599-7288412)3865-7392 00820 8.500.000,00 18.725,70 0,90 0,90 0,07 1,00 1,00 1,14 9,89 0,80 13.382,00 13.382,00 11-5 FAZENDA - Itapelninga Acores Irnovais - Sr Fabio - (15) 3276 1197 121,00 1.600.000,00 13.223,14 0,90 0,90 0,97 1,00 1,00 1,33 2,84 0,88 11.670,82 11.675,52 12-> FA2ENDA- ItapelloInga Acores Irnoveis • Sr, Rabic- • (15) 3276 1197 7260 1.210.000 0-0 16 686,67 OM 030 097 100 1,00 1,23 0,84 082 1338437 13.584 37 13-> FAZENDA- Capio Bonito Acores ImouNs - Sr. Fabio- (15) 3279' 1197 629,20 11.700.000,00 18.595,04 0,90 1.00 0,97 1,00 0,89 1,00 9,94 0.66 12.242.33 12.242,33 14-5 0,4MM:A - Angatuts Acores Irnovais - Sr rabic.- (15) 3276- 1197 508,20 8.000.000,00 15.741,83 0,90 1,13 0,97 1,00 0,94 1,14 0,84 0,89 14.065,26 14.965,28 15-5 FAZENDA- Capao Bonito Acores Imovais • Sr Fabio - (15) 3275 1197 980,10 13230.000,00 18.600,14 0,90 1,00 0,97 0,90 0,94 1,00 2,84 0,83 11.833,41 (`) 16-> FA2ENDA- nape. Sr kloMAs Pereira - (11) 9- 9905-1505 62320 10 920 000,00 17355,37 0,90 0,90 0,86 100 1,00 1,14 0,64 0,87 11863,24 (•) • 17-> FAZB500- Burl - SP Aka huovêls - Sr Akalt - (15) 99771920 329.12 8000000,00 18230,43 0,90 1,13 0.95 1,00 0,94 1,14 0.84 0.88 15978.55 (-) ' Prego Medio (PM).../. desvio padr5o (dp) 13.241,58 1) 1.573,28 Prego unil8rio saneado (PS), oncle: (PM - dp) < PS < (PM -1- dp) e n s ou = 05; Coeliciente de VariagAo (%) 13.239,55 12% VALOR ATUAL (VA), olds: VA = Area do IInOvei x PS * Melhorarnentos 2.240.000,00 Area (ha): 169,19

Valor Droitar10 (RS/Ha) Locallzabito des Amostras FATOR TOTAL Valor Unitario HornogeniZad0 (RS/ha) Valor Unitir10 Sanesdo ESPECULA000 TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1.-, PAZENDA - CapNo Bonito Dem Morals !moveis - Sr 90150 Malarano • (15)99711-6694 55,68 1.190.90069 19 762 85 0,90 1,00 0.97 0,90 1,00 1,14 0.95 0,85 1532706 (`) 2-> FAZENDA - 080 Miguel Arcanjo Or Coins-iris • (15) 3373 3164 152,46 4.420000,00 28991.21 0,80 1.00 0,03 0.90 0,94 0,89 0,95 0.53 15.371.56 15.371,56 3-, FA7ENDA - Sibs Miguel Amalie Ridges IrrOveis - Sr Carlos • (11) 998344084 24340 5,000,000,04 20_181,29 090 1,00 691 1,00 0,94 1,00 095 0,73 14759,22 14.759.22 4-s. FAZENDA • !tape6...Irma Acores Irnoweis - Sr Fabio - (15) 3276- 1197 484.90 10.09069069 20.661,16 0,90 0,90 0.97 1,00 0,89 0,89 0.95 099 12,242,331') 5-> FAZENDA - 080 Miguel Arcanjo Imobillana Guam! - Sr Rsbens - (15) 3258-2147 121,00 2200000,00 18.181,82 0,90 1.00 0,07 0.90 0,94 1,00 0,95 0.70 12.793,24 (-) . 8.-> FAZENDA - Filar do Sul Irrobiliaria Camel- Sr Rube. - (15) 3258-2147 728.00 16.500.90000 22.727,27 0.99 1.00 0.97 095 0,89 1,90 0.96 0.70 16.947.25 1594725 7-, FAZENDA - earl Irnobiliarie Guarei - Sr Pubens - (15) 3258-2147 135,52 2.190.000,00 18,159,98 0,90 1,00 0,97 1,00 0,94 1,14 0,95 0,89 14.435,87 14.435,57 0-> FAZENDA - Burl Imobiliana Guarel - Sr Rubens - (15) 3258-2147 29040 4 510 000,00 15530,30 1,00 1,00 0.97 1,00 0,94 1,14 0,95 099 1541807 15418,07 9-> FAZENDA - Taquanval Ironbiliaria Gum* - Sr Rubens - (15) 3258-2147 217.80 2.260000,00 10978,49 0,90 1.13 0.98 1.00 1.00 1,14 0.96 1.07 11.152.09 1') - 10-' FA2EN04 - Taguarival mobiliaria Guarei - Sr Pubens - (15) 3258-2147 459,80 9.500.000,00 20,881,18 1,00 1,13 0,97 1,00 0,89 0,80 0,95 0,82 17.003,24 (") 11-> FAZENDA- Burl Acores 11110201. - Sr. Fabio- (15) 3275 1197 353,00 7 500 00094 20081,15 1,00 1,00 087 0,95 0,89 1,00 0,95 0,78 16_108,33 16.100.11 12-> FAZENDA- Itapetminua Cleric IrrovEis - Sra Cintia - (011)97589-7268(02)3886-7392 205.70 5.109009,00 24.79399 090 0.90 0.07 090 0.94 0,89 0.96 0.58 13.958.28 13.956.26 13-' FAZENDA - ItspetnIngs Globe Imoveis - Spa Cotia - (011)97589-7265412)3865-7392 508,20 9590.900,00 18.725,70 0,90 0,90 0,97 1,00 1,00 1,23 995 0,92 15.338,55 15.336,55 14-> FAZE600- Hapelininga Acores Irboveis - Sr. Fabio- (15)3278 1197 121.00 1 GOO 000,00 13223,14 0,90 0,90 087 1,00 1,00 1,33 0,95 099 13_135,30 13.135.30 15-, PAZENDA- Itapetminua Acores lmosdis - Sr Fabio - (15)3276 1197 72.60 1.210.00090 18.688,67 0,90 0.90 0.97 1.00 1.00 1,23 0.96 0.92 16.282.42 15.282 42 1e-. FA2EN04 - Capio Bondo Acores !morels - Sr. Fable- (15) 3276 1197 829,20 11,700,000,00 18595,04 0,90 1,00 0,97 1,00 069 1,00 0.95 0,74 13.772,82 13.772,62 17-4 FAZENDA- Angaluba Acores Irboveis - Sr. Fabio- (15) 3278 1137 508,20 8.000.000,00 15.741,83 0,90 1.13 0,97 1,00 0,94 1,14 0,85 1,01 15.823.42 15.523,42 10--, FAZFNDA- Capbo Bongo Acores Imasdis - Sr. Fabio - (15)3270 1197 980,10 18 230 000,00 18600,14 0,90 1,00 997 0,90 0,94 1,00 0,95 0,70 13887,58 13987,58 19-s FAZENDA - (tape. Sr Moires Pereira - (11)9 9995-1585 62920 10.92090090 17.355,37 0,00 0,00 0E6 1,00 1,00 1,14 0.95 0.76 13.121,15 13.121,15 20-2 FAzE50A- nape. Sr Moms. Pereira - (11)9 2905-1585 588,70 14.100.000,00 24.793,39 0,90 090 0,90 0,90 0,94 1,00 1,00 0,62 15.378.60 15.378,60 21-, FAZENDA- BuP - SP Alta !novels • Sr Abair - (15) 99771922 32942 8 900 900,90 10230,43 0,90 1,13 0,95 1,00 0,94 1,14 0,95 0,99 17975871') Preco Medic, (PM) 1-/- desvIo padrao (dp} 14.711,00 F) 1.714,94 Preto untlfirio saneado (PS), ends. (PM - dp) < PS < (PM .1. dp) e n v ou = 05; Coeficiente de Variacao (%) 14.724,30 12% VALOR ATLIAL (VA), onde: VA = Area do Imbvel x PS + Melhoramentos 728,89 10.700.000,09 Area (ha):

UnItarlo (R8.1ha) Locallragao glas Amostras r FATOR TOTAL Valor Linn:Arlo HonsogenIzado (R$/ha) Valor Unitirlo Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO °CURACAO 1-> FAZENDA - CasSo Bonito Sem Moraia Imavels - Sr Joao Matarazzo - (15109711-9804 55.58 1.100.000,00 19.782,85 0,00 1,00 097 1,00 1,08 1,14 0.95 1.00 19.798.54 (1) 2-> FAZENDA- Sao Miguel Arcanjo Sr Guitierrne • (15) 3373 3164 152,48 4 420 MO 03 28091,21 0,80 1,00 0,93 1,00 1,00 0,89 0,05 0,62 18084,19 18.084,19 3-> FAZES-10A - Sao Miguel Arcen-0 Males ImOvels - Sr Carlos - (11) 966344854 248-00 5.000.000,00 20.181,29 0,90 1,00 0,91 1,11 1,00 1,00 9,95 0,86 17.363,79 17.363,79 4-> FAZENDA- Itapedninga Acores Imovels - Sr. Fabio- (15) 32713 1197 48440 10.000.000,00 20.081,18 0,80 0,90 0.97 1,11 0,85 0,89 5.95 0.701 14.402.74 (>) 5-> FAZENDA- Sao Miguel Arcanla Irrolaliaria Guarei - Sr Ruben. - (15) 3250-2147 121,00 2.200.000,00 18 181,82 0,90 1,00 0,97 1,00 1,00 1,00 0.95 0.83 15050,87 (13 • .3-.. FAZENDA - Filar do Sul Imobiliaria Guarei - Sr Rubens - (15) 3255-2147 720.00 18.500.000,00 22.727,27 090 1.00 0.97 1.05 055 1,00 0,95 0.83 18.781.47 18.78147 7-> FAZENDA-Puri Imobilieria Guarei - Sr Rubens - (15) 3258-2147 135,52 2 190 0-00,03 16 15998 0,90 1,00 0,97 1,11 1,00 1,14 MB 105 1698691 16.086,91 5-> FAZENDA - Burl Imobillaria Guarel - Sr Rubens - (15) 3258-2147 290,40 4.510.000,00 15.530,30 1,00 1,00 0,97 1,11 1,00 1,14 0,66 1,17 18.138,90 18.138,00 9-> FAZENDA - Taquarivar Imobiliaria Guarei - Sr Rubens - (15) 3258-2147 217.80 2.250.000,00 10.3713,40 0,00 1.13 0.98 1.11 1,08 1,14 0.95 1.28 13.120.11 (") 10-, FAZENDA- Tequarival Imobiliaria (Mare) - Sr Ruben)) - (15) 3258-2147 459,80 SI 500 MO 00 20661,16 1,00 1,13 0,97 1,11 0,95 0,89 0,05 0,97 20003011) • 11-> FAZENDA- Burl Acores Imoveis • Sr. Pablo - (16) 3276 1107 363,00 7.500.000,00 20661,16 1,00 1,00 0,97 1,05 5,95 1,00 3,95 0,92 18.950.98 18.050,013 12--> FAZENDA - Itapelicinqa Cinta Imoveis - Sra Cintla - (011)87589-72087(1213885-7382 202.70 5.100.000,00 24.793,39 0,80 0,90 0.97 1,00 1,00 0,89 3.95 0.80 16.419,13 18.419,13 13-7 FAZENDA- Itaaelininga Ceiba Imoveis - Ora Cintia - (011)97539-72681(12)3065-7392 508,20 8.500.000,00 16.725,70 0,90 0,60 0,97 1,11 1,08 1,23 0.95 108 18043,00 18.343,00 14-> FAZENDA- Itapellsinga Acores Imovais - Sr Fabio - (15) 3276 1197 121.00 1.600.000,00 13.223,14 0,90 0.90 0.97 1.11 1.06 1,33 0,95 1.17 15.453.30 1.5.453 30 15-> FAZENDA- Hapetinirga Scares !Gavels - Sr. Fabio - (15) 3276 1197 72,60 1.21000000 16 66667 0,90 3,90 097 1,11 1,06 1,23 3,05 1,00 1797932 17.079,32 16-7 FAZENDA- Cape° Bonita Acores Imoveis - Sr. Fabio - (15) 3270 1197 529,20 11.700.000,00 18.595,04 0,90 1,00 0,97 1,11 0,95 1,00 305 0,87 16.203,09 18.203,09 17-> FAZENDA- ANsaluba Acores Irnoveis - Sr Fabio- (15) 3276¬1197 508,20 8.000.000,00 15.741,83 0,00 1.13 0,97 1,11 1,00 1,14 5.95 1,18 18.815.79 18.51679 18-, FAZENDA- Capao Bonito Acores !morals - Sr. Fabio - (15) 3276 1197 900,10 18 230 OM 03 18600,14 0,90 1,00 0,97 1,00 1,00 1,00 0,95 0,83 15307,15 15.397,15 19-> FAZENDA- Papaya Sr Mooas Pereira -(11)90905-1565 629,20 10.920.000,110 17.355,37 0,90 0,90 0,88 1,11 1,08 1,14 9,95 0,89 15.436,64 15.436,64 20--> FAZENDA - Itapeva Sr Moises Pereja - (11)9 9905-1585 58870 14.100.000,00 24.793,39 0,80 0,90 090 1,00 1,00 1,00 1.00 0,73 18.092,47 18.092,47 21-7 FAZENDA- Burl - SP Alta Iroavais - Sr Altair - (15) 99771520 325,12 6.000.000,00 18.230,43 0,90 1,13 0,95 1,11 1,00 1,14 0,95 1,18 21_148,09 1• Preto Med° (PM) -/- devio padräo (do) 17.307 06 ../ 2.017 .57 Preto unilado saneado (n), onde: (PM - do) 9 PS .9 (PM + dole n > ou - 06; Coefigiente de Variagào (%) 17.333,77 12% VALOR ATLIAL (VA), onde) VA o Area do linOvel 3 PS + Melhoramentos 10.300.000,00 Area (ha): 282,57

Lorallaagao das Amostras I- FATOR TOTAL Valor Li Oltari0 Hornagen17ado illaS/ha) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOOFLAFIA SOLO OCUPACAO 1-> FAZENDA-Caplet Bonito Bern Morals Irressais • Sr WA, Matarazze - (15)99711-9594 55.68 1 100 0-00,00 19782,85 0,90 1,00 0.97 1,00 1,08 1,14 1.00 108 20096,34 ({) { 2-> FAZENDA- Sao Sequel Arcanje Sr Gamma - {15) 3373 3184 152.46 4,420,000,00 28001,21 0,80 1.00 0.93 1.00 1,00 0,80 1.00 0.88 19.088.88 15.088,58 3-> 9A260DA - Sao Miguel Arcanio litolles Irreveis - Sr Carlos - (11) 906344354 248,00 5,000,000,00 20,181 ,29 0,90 1,00 0,91 1,11 1,00 1,00 1,00 0,91 18.328,45 18.328,45 4-> FAZENDA- ItapetIninqa Acores Irnoveis - Sr Fabio- (15) 3276 1197 484.00 10,000,000,00 20,661,16 0,90 0,00 0.97 1,11 0,95 0,85 1.00 0.74 15.202.90 (s) 5-. FAZENDA- Sao Miguel Arcata Irrolaliana Gussoi - Or Rubes, - (15) 3258-2147 121,00 2,200,000,00 1818182 0,96 1,00 0,97 1,00 1,00 1,00 1,00 0,87 15.887,03 (s) 6-> FAZENDA - 91Iar do Sul Imobiliana Guarei - Or Ruben. - (15) 3258-2147 726,00 10,500,060,00 22,727,27 0,90 1,00 0.97 1,05 0,95 1,00 1.00 0,87 19.803,77 19.503.77 7-> FAZENDA - Burl Imobiliarla Guaroi - Sr Rube. - (15) 3258-2147 135,52 2,100,000,00 16.159,98 0,90 1,00 0,97 1,11 1,00 1,14 1,00 1.11 17.030.63 17.930,63 5-> FAZENDA - Eluri Irschllana Guam! - SI Rubens - (15) 3258-2147 29040 4 510 060,00 1553030 1,00 1,00 097 1,11 1,00 1,14 1.50 123 19_146,62 19.146,02 9-> FAZENDA -Taquarival Inlobiliana Ottani - Sr %Leos - (15) 3258-2147 217,80 2260.06000 10.376,49 0,90 1,13 0,98 1,11 1,06 1,14 1,00 1,33 13.849.00 (') 10-> FAZENDA- Taquarival Imobiliaria Guarei - Sr %/bens - (15) 3258-2147 459,80 9 500 060,00 20661,15 1,00 1,13 0,97 1,11 0,95 0,69 100 1,02 21.115,13 (-) 11-> FAZENDA-Bun Acores lmoseis - Sr, Fabio • (15)3276 1197 363.00 7.509.009,00 20.551.16 190 1.00 0.97 1.05 005 1,00 1,00 0,97 20.003.81 20.003,81 12-> FAZENDA- ltapetininga Chtia finoveis - Sra Gintia - (011)97599-7263612)3885-7392 205,70 5 MO WO 00 24_703,39 0,90 0,90 0,97 1,00 1,00 0,89 100 0,70 17331,30 17.331,30 13-> FA2ENDA- Heparin,. Cintia IrnarSis - Sra Cintia - (011)97589-7288512)3885-7302 508.20 8.500,000,00 18.725.70 0,00 0.90 0.97 1.11 1,06 1,23 1.00 1.14 19.045.39 19.045.39 14-> 9A2E00A- Itapelininga Acores Irnoveis - Or Fable- (15)3276- 1197 121,00 1,600,000,00 13,223,14 0,90 0,90 0,97 1,11 1,08 1,33 100 1,23 18311,81 18.311,81 15-> FAZENDA- Dapelirklea Acores Imoveis - Sr Fabio - (15) 3276 1197 72.80 1.210.000,00 16.666,67 0,90 OM 0.97 1,11 1,06 1,23 1.00 1.14 18.578.17 18.978.17 18-s FAZENDA- Coped Bonds Acores Irnovels - Sr. Pablo- (15) 3276- 1197 629,20 11100,000,00 18,595,04 0,90 1,00 0,97 1,11 0,95 1,00 1,00 0,92 17.103,25 17.103,26 17--> FAZENDA - ArgaloCa Acores Irnoveis - Sr, Fable- (15) 3278¬1197 50820 8,000000,00 15.741,83 0,90 1,13 0.97 1,11 1,00 1,14 1.00 1.25 19.650,00 19.650.00 1S-> FAZENDA- Capao Bonds Acores Irooveis - Sr, Fabio- (15) 3278¬1197 980,10 18,230,000,00 15,000,14 0,90 1,00 0,97 1,00 1,00 1,00 1,00 0,87 16.252,55 10.252,55 19-> FAZENDA • Wee. Or Motes Pereira - (11)9 9905-1580 629.20 10,920,000,00 17 355,37 0,90 0,90 0.86 1,11 1,05 1,14 1.00 0.94 16294.23 10.294,23 20-> FAZENDA- nape. Sr Moises Pereira - (11)9 9905-1585 568,70 14.100.060,00 24.793,39 0,90 0.90 0,90 1,00 1,00 1,00 1,06 0.77 19.097.61 19.007,61 21-> FAZENDA- Burl - SP Alta !slaves • Sr Altair - (12) 99771923 329.12 6 000 000,00 113230,43 0,90 1,13 095 1,11 100 1,14 100 122 2232296 (') Prow Macho (PM) r-/- 405'40 Pr1160 (dp) 18,268,56 .or 2.129.65 Press( untlado sanearld (PS), onde (PM - dp) < PS A (PM 4 dp) e n + ou = 05, Coeficiente de Vadacao (%) 18.294,64 12% VALOR ATUAL (VA), dude: VA = Area do linOvel x PS + Melhorarnentos 22.850.000,00 Area (ha): 1.24000

(R$Ma) Locallzacao das Amostras FATOR TOTAL Valor Li nitari0 Hornagenlzaclo (RS/ha) Valor Dnitarl0 Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FAZENDA-Cando Bonito Bern Morals Irrawas • Sr JoSo Matarazzo - (15)99711-9094 55.66 1 100 000,00 18782,65 0,90 1,00 097 0,95 1,06 1,14 1.00 1,00 19851,53 {{) { 2-> FAZENDA- Sao Micuol Aroanjo Si Guilkerrne - {15) 3373 3184 15240 4420,900,90 29991,21 0,80 1,00 0.93 0,95 1,00 0,89 1.00 0.83 18.13442 18.13442 3-> FAZENDA- Sao Miguel Arcania litellos linavois - Sr Carlos - (11) 906344304 248,00 5.000,000,130 20,161 ,29 0,90 1,00 0,91 1,06 1,00 1,00 1,00 006 17.412,02 17.412,02 9-> FAZENDA -11acietIninba Acores !moven - Sr Fable- (15)3279.- 1197 484.40 10,900,90090 20,661,16 0,90 0,00 0.97 1,06 0,05 0,89 1.00 0.70 14,442.75 (') 5-s FAZENDA-Sao Miguel Arcata Irsolaliana Guarei - Or tube., - (15) 3258-2147 121,00 2,200,000,00 19,181,82 0,90 1,00 0,97 0,95 1,00 1,00 1,00 0,83 15.092,671') 0-> FAZENDA - Pilar do Sul Imobilibria Guarei - Sr Ruben& - (15) 3258-2147 726,40 18,500,900,90 22,727,27 0,90 1,00 0.97 1,00 0,95 1,00 1.00 0,83 18.813,56 18.513,58 7-> FAZENDA - Burl linobiliaria Guarei - Sr Subeas - (15) 3256-2147 135,52 2,190,000,90 16.159,98 0,90 1,00 0,97 1,00 1,00 1,14 1,00 1.05 17.034,09 17.334,09 9-> FAZENDA - Ruri Irsobillaiia Guam! - 5r Rubens - (15) 32592147 29040 4 510 000,00 1553030 1,00 1,00 0,97 1,06 1,00 1,14 1.00 1,17 1819929 18.189,29 9-> FAZENDA -7aquarivai lirobiliaria Guarei - Sr Rubens - (15) 3250-2147 217,80 2260.00000 10.376,49 0,90 1,13 0,98 1,06 1,06 1,14 1,00 1,27 13.156.55 ({) 10-> FAZENDA- Taquaneal Imobiliana Guarei - Sr Ruben. - (15) 3256-2147 459,50 9 500 M0,00 28661,16 1,00 1,13 0,97 1,06 0,95 0,99 100 0,97 20059,39 (1 11-> FAZENDA-Bun Acores Dlovels - Sr, Fablo • (15) 3276 1197 363,00 7.50000900 20.661,16 1.00 1,00 0,97 1,00 0,95 1,00 1,00 0,92 19.003,62 19303,62 12-> FAZENDA- ltapetininga Clnda !moven - Sra Cintia - (011)97599-72681(1213865-7392 205,70 5 MO MO 00 24783,30 0,90 0,90 0,97 0,93 1,00 0,92 140 086 16464,74 19464,79 13-> FAZENDA- Hapotrirma Cintia Irnovais - Sra Cintia - (011197589-7288412)3885-7392 508.20 9.500,000,03 18.725,70 0,90 0,90 097 1,08 1,08 1,23 1.00 1.08 18.093.12 18.093 12 19-> FAZE00A- Itapetininga Acores Irnoveis - Or Fable- (15)3276- 1197 121,00 1,600,000,00 13,223,14 0,90 Dim 0,97 1,06 1,06 1,33 100 1,17 15498,22 15.496,22 15-> FAZENDA- napelininba Acores linovais - Sr Fable - (15)3276- 1197 72,60 1,210,900,90 1968907 0,90 0.90 097 1,08 1,08 1,23 1.00 1.09 18.029.28 18.02928 113-s FAZENDA- Cando Bonita Acores !moven - Sr. Febio- (15) 3276- 1197 629,20 11,700,0-00,0-0 18,595,04 0,90 1,00 0,97 1,06 0,95 1,00 1,00 0,87 10.246,09 16.248,09 17-> FAZENDA- AnDaloba Acores Irnoveis - Sr, Fable- (15) 3270- 1197 500,20 8900,900,90 15,741,83 0,90 1,13 0,97 1,06 1,00 1,14 1.00 1.19 18.807,50 1800350 18-> FAZENDA- Cando Bonita Acores Irnovais - Sr, Fabk, (15) 3279 1197 980,10 18,230,000,00 18,000,14 0,90 1,00 0,97 0,95 1,00 1,00 1,00 0,83 15.439,92 15.439,92 19-> FAZENDA • 1(09e. Or Motes Pereira - (11)9 9805-1585 629.20 10,920,00000 17 355,37 0,96 0,90 086 1,09 1,09 1,14 1.00 0.09 16479.52 15479,52 20-s FAZENDA- nape. Sr Motes Pereira - (11)9 9905-1585 568,70 14.100.000,00 24393,39 0,90 0,90 0,90 0,95 1,00 1,00 1,06 0,73 18.142.73 18.192,33 21--, FAZENDA- Burl - SP Alta !slaves • Sr Altair - (15) 99771920 329,12 6 000 000,00 18230,43 0,90 1,13 0,95 1,06 1,00 1,14 140 1,16 21206,83 il Prew Medi.) (PM).", desvio pedr60 (dp) 17.355,14 .1 2.023.10 Prep() unflario saneada (PS), oncle (PM - dp) e PS A (PM .1. rip) e n =r- ou = 04 Coeficiente de Variacao (%) 13.376,32 12% VALOR ATUAL (VA), onda; VA = Area alp linnvel x PS + Melhorarnentos 17.850.000,00 Area (ha): 1.027,25

Infermado (RI) Valor Unnarlo (R$)ha) LocallaagEo das Amostras FATOR TOTAL Valor Li n119110 HornogenIzado (Redha) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOOFLAFIA SOLO OCUPACAO 1-> FA7ENDA - Cando Bonito Bern Morals Intoefue • Sr Jogo Materazzo - (15)99711-9094 55.66 1 100 000,00 19782,85 0,90 1,00 097 0,90 1,08 1,14 1.013 095 18806,711) • 2-> FAZENDA- Sao Miguel Arculje Sr Guillterrne - {15) 3373 3184 15246 4420000,00 28.09121 0,80 1.00 0.93 0,00 1,00 0,89 1.00 0.69 17.17608 17.179,98 2-> FAZENDA- Sao Miguel Arcanio Rtelles Inaareis - Sr Carlos - (11) 966344854 248,00 5.000,000,00 20,181 ,29 0,90 1,00 0,91 1,00 1,00 1,00 1,30 0,82 15.495,80 16.495,60 44> FAZENDA- Itapethinga Acores Irnoveis - Sr rabic,- (15) 3270- 1107 484.00 10,000,000,00 20,681,16 0,00 0,00 097 1,00 0,05 0,89 1.00 0.66 13.682.61 ('1 5-, FAZENDA-Sao Miguel Arcata Irnotalianu Guarei - Or Ruben> - (1 5) 32562147 121,00 2,200,050,05 1918162 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.295,22 (`) 0-> FAZENDA- Filar do Sul Imobilibria Guarei - Sr Ruben& - (15) 0258-2147 726,00 10.500.000,00 22.727,27 0,90 1,00 0.97 0,95 0,95 1,00 1.00 0,78 17.923,39 17.623,39 7-> FAZENDA - Euri Itrobiliaria Guarei - Sr Rube. - (15) 3258-2147 135,52 2,190,000,00 16.159,98 0,90 1,00 0,97 1,00 1,00 1,14 1,30 1.00 16137.50 16137,56 6-> FAZENDA - Eturi Imobilltiie Guaira! - Si Rubens - (15) 32662147 29040 4 510 000,00 1553030 1,00 1,00 097 100 1,00 1,14 160 1,11 17231,96 17.231,90 9-> FAZENDA -Taquarivar Itrobiliaria Guarei - Sr Rubens - (15) 3258-2147 217,80 2260.00000 10.370,49 0,90 1,13 0,95 1,00 1,06 1,14 1,00 1,20 12.464,10 ({) 10-a FAZ031DA- Taguarival Imobiliaria Guarei - 5r Ruben. - (15) 3268-2147 459,90 9 500 000,00 20661,16 1,00 1,13 0,97 1,00 0,95 0,99 160 0,92 19003,62 (') 11--> FAZENDA-Bun Mores Imedis • Sr, Fable • (15) 3276 1197 363.00 7.500000,00 20.661,16 1.00 1.00 0,97 085 095 1,00 1,00 0,87 18.003.43 18.003,43 12-6 FAZENDA- Itepetininge Clntia Imo-oils - Sra Gintia - (011)97599-7268012)3965-7392 20670 5 MO MO 00 24793,39 0,90 0,90 0,97 0,90 1,00 009 1.00 0.63 15698,17 16598,17 13-> FAZENDA- Itupetnirou Cintia Irnovgie - Sra Cintia - (011)97589-7268012)3885-7302 508.20 8.500,000,00 18.72670 0,00 0.00 0.97 TOO 1,08 1,23 1.00 1.02 17.140.85 17.140 86 14-' FAZE90A- Itepetininge Acores Luca-els - Or Fabio- (15)3276- 1197 121,00 1,600,000,00 13,223,14 0,90 Dim 0,97 1,00 1,08 1,33 1.013 1,11 14180,63 14.680,63 16-> FAZENDA- Itapetininga Acores Imoveis - Sr Fabio - (15)3276- 1197 72.60 1210,000,00 16986,67 0,00 080 097 1,00 1,06 1,23 1.00 1.02 17.080.35 17.06025 FAZENDA- Cando Bonita Acores !motels - Sr. Fable- (15) 3276- 1197 625,20 14700,050,05 18,595,04 0,90 1,00 0,97 1,00 0,95 1,00 1,00 0,83 15282,93 15.392,93 FAZENDA - Anatol. Acores Irnoveis - Sr, rabic.- (15) 3276 1197 06820 8,000,000,00 15,741,83 0,90 1,13 097 1,00 1,00 1,14 1.00 1.12 17,656,00 17.68560 18-> FAZENDA- Capdo Bonito Acores Loot& - Sr, Fabio- (15) 3276 1197 980,10 18,230,000,00 18,000,14 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.627,20 14.627,30 19-> FAZENDA • Itapesa Sr Motes Pereira -111)99905-1585 029.20 10,920,000,00 17 355,37 0,96 0,90 086 1,00 1,06 1,14 1.00 0,64 14664,91 14604,51 20-> FAZENDA- nape. Sr Moires Pereira - (11)5 9905-1585 568,70 14.100.000,00 24.793,39 0,90 0.90 0,50 0,90 1,00 1,00 1,06 0.69 17.187.85 17.187,55 21-> FAZE60A- Burl - SP Alta Insaves • Sr Altair - (15) 99771923 329,12 6 000 000,00 19230,43 0,90 1,13 0,95 1,00 1,00 1,14 1,00 1,10 29090,69 (ri) Prew Medio (PM)+l- 466,40 p69680 (dp) 16,441,71 .or 1.915.69 Prep untlArio saneado (PS). mile (PM - dp) < PS A (PM 4 dp) e n < op = 051 Coeficiente de Variacao (%) 15.480,87 12% VALOR ATUAL (VA), onde; VA = Area 0611,01ml a PS -i- Melhorarnentos 18.610.000,00 Area (ha); 1.13955

Valor UnitDrlo (R$)ha) Lora112a0ao das Amostras FATOR TOTAL Valor Li Oltari0 HomingenIzado (R8/19a) Valor Undid° Saneado ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOORAFIA SOLO OCUPACAO 1-> FA2ENDA - Cando Bonito Sem Sanaa Imoves • Sr Jed, Mataramo - (15)99711-9894 55.68 1 100 000,01 19782,85 0,90 1,00 997 0,90 1,08 1,14 1.013 0.95 18806,711) • 2-> FAZENDA- Sao Micuol Arcanjo Sr Guilitione - {15) 3373 3184 15248 4,420000,00 2899121 0,80 1.00 0.93 0.00 1,00 0,89 1.00 0.59 17.17018 17.179,98 3-> FAZENDA- Sao Miguel Arcania Rlellos linOvois - Sr Carlos - (11) 986344854 248,00 5.000,000,00 20,181 ,29 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,82 113.49510 18.495,80 4-> FAZENDA- Itapetlnina Acores !morels - Sr rabic,- (15) 3278 1197 484.90 10,000,000,00 20861,16 0,90 0,90 0.97 1,00 0,85 0,89 1.00 0.68 13.682.61 (') 5-s FAZENDA-Sao Miguel Arcata Irnolalieno Gude! - Or Ruben, - (15) 3258-2147 121,00 2,200,000,00 1918112 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.285,32 11). 0-> FAZENDA- Filar do Sul Imobilieria Guarei - Sr Ruben& - (15) 3258-2147 726,00 10,590000,00 22,727,27 0,90 1,00 0.97 0,95 0,95 1,00 1.00 0,78 17.823,38 17.923,39 7-> FAZENDA-Burl Imobiliaria Guard - Sr %Mans - (15) 3258-2147 135,52 2,190,000,00 16.159,98 0,90 1,00 0,97 1,00 1,00 1,14 1,30 1.00 11137.56 11137,51 11-> FAZENDA - Ruri Imobillaiia Guam! - Si Rubens - (15) 32582147 29040 4 510 000,00 1553030 1,00 1,00 097 1,00 1,00 1,14 1.00 1,11 17231,96 17.231,90 9-> FAZENDA -Taquarrar Imobiliaria Guarei - Sr Rubens - (15) 3250-2147 217,80 2260.00010 10.370,49 0,90 1,13 0,98 1,00 1,06 1,14 1,00 1,20 12.464.10 ({) - 10-a FAZENDA- Taquarival mobiliaria Guard - Sr Ruben. - (15) 32592147 45980 9 500 00010 20161,115 1,00 1,13 0,97 1,00 0,95 0,99 1,00 0,92 19003,62 (s) 11-> FAZENDA-Bun Acores Wardle • Sr, Fabio • (15) 3276 1197 383.00 7.509.009,00 20.001.10 1.06 1.00 0,97 095 095 1,00 1,00 0,87 18.003.43 18003,43 12-0 FAZENDA- ltapetininga Clntia !morels - Sra Gintia - (211)97589-726801213865-7392 20570 5 MO WO 00 24793,39 0,90 0,90 0,97 0,90 1,00 0,89 1,30 083 15898,17 18598,17 13-> FAZENDA- Hapotninua Cintia finoviiiis - Sra Cintia - (011)97589-7268612)3885-7392 508.20 8.500,000,00 18.725.70 0,00 0.60 0.97 1.00 1,08 1,23 1.00 1.02 17.140.85 17.190 86 14-> FAZE90A- Itapelininga Acores Irnoreis - Or Fabio- (15)3271 1197 121,00 1,600,000,00 13,223,14 0,90 0,90 0,97 1,00 1,08 1,33 1.013 1,11 14180,83 14.680,83 15-> FAZENDA- Itapelininpa Acores !morels - Sr Fabio - (15)3275- 1197 72,80 1210,000,00 18138887 010 0.00 097 1,00 1,08 1,23 1.00 1.02 17.080.35 17080,35 113-s FAZENDA - Capdo Bonita Acores !morels - Sr. Fabio- (15) 3276- 1197 829,20 11,700,0-00,0-0 18,595,04 0,90 1,00 0,97 1,00 0,95 1,00 1,30 0,83 15292,93 15.392,93 17--> FAZENDA - Argalune Acores !morels - Sr, Fabio- (15) 3278¬1197 50820 8,000,000,00 15,741,83 0,90 1,13 087 1,00 1,00 1,14 1.00 1.12 17.885,00 17881,00 18-> FAZENDA- Capdo Bonita Acores Innards - Sr, Fabio- (15) 3278 1197 980,10 18,230,000,00 18,000,14 0,90 1,00 0,97 0,90 1,00 1,00 1,013 0,79 14.82720 14.127,30 19-> FAZENDA • (Were Sr Motes Pereira - (11)9 9805-1585 12920 10,920,000,00 17 355,37 0,90 0,90 0.86 1,00 1,05 1,14 1,00 0.04 1461421 14114,51 20-> FAZENDA- nape. Sr Motes Pereira - (11)9 9905-1585 568,70 14.100.000,00 24.793,39 0,90 210 0,90 0,90 1,00 1,00 1,06 0.69 17.187.85 17.187,55 21-> FAZENDA- Burl - SP Alta !mares • Sr Altair - (15) 99771923 329,12 6 000 000,00 19230,43 0,90 1,13 0,95 1,00 1,00 1,14 1,30 1,10 2009019 (s) Prow HMO (PM) ..-/- 008'40 P591180 (Dp) 16,441,71 .or 1.916.69 Prep() untlario saneaclo (PS), mile (PM - dp) r PS A (PM 4 Oh) e n s ou = 051 Coeficiente de Variahao (%) 18.485,17 12% VALOR ATUAL (VA), order VA = Area do ImOvel x PS + Melhorarnentos 22.090.000,00 Area (ha); 1.341,62

(RS) Valor UnItarlo (RS/ha) Locallzacio dam Amostras FATOL R TOTAL Valor Unitario (RS/ha) Valor Undid° Saneado ESPECULACÃO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1--> FAZENDA - Capan Bonito hem Morals Imovtis • Sr Joao Mater.= • (15)99711-9894 55,66 1.100.000,00 19.762,85 0,90 1,00 0,07 0,90 1,06 1,14 1,00 0.95 18.80631 (-) • FAZENDA - 50o Miguel Arran?, Sr Gull-um-rig • {15) 3373 3164 15246 4 420 000,00 29991,21 090 1,00 093 0,90 1,00 099 1,00 0,59 17_179,98 17.179,98 FAZENDA - 590 Miguel Arcanjo Steles 1065015 - Sr Carlos • (11) 986344864 248,00 5.009009,00 20.161,29 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,82 19495.150 16.495,60 FAZENDA - Itapetininga Acores Irnaveis - Sr. Pablo - (15) 3276 1197 484,00 10 000 00000 206151,16 0,90 0,90 0,97 1,00 0,95 099 1,00 0,66 13682,61 (.) - 5-> FAZENDA - 590 Miguel Arcanjo Imobiliana Guarei - Sr RUben6 - (15) 3258-2147 121,00 220900990 18.181,82 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.298,32 (-) • 6-, FAZENDA - Filar do SU Irrobiliana Guarei - Sr Ruben. - (15) 3259-2147 720,00 18.500010000 MOW 22727,27 0,90 1,00 0,97 0,95 0,95 1,00 1,00 0,78 17_823,39 17823,39 7-> FAZENDA - Buri Iroohiliaria Goaral - Sr Rubens - (15) 32582147 135.52 2.199.000,00 19159,98 090 1,00 0.97 1,00 1,00 1,14 1,00 1.00 16.137.58 18.137,56 6-, FAZENDA - Buri Irrobiliana Guarei - Sr Rubans - (15) 3258-2147 290,40 4 510 MOW 15530,30 1,00 1,00 0,97 1,00 1,00 1,14 100 1,11 17.231,915 17.231,96 0-> FAZENDA -Tequarver inmbriaria Goa* - Sr Rubens - (15) 3258-2147 217.80 2260009,00 10.376,49 0,90 1,13 0.98 1,00 1,04 1,14 1,00 1,20 12.4154.10 (.) • FAZENDA- Teguarival Iracibiliana Guarei - Sr Rubens - (15) 3258-2147 45990 9 500 OM OC 20.8e1,16 1,00 1,13 0.97 1,00 0,93 0,89 100 0,92 19003,62 (.) • FAZENDA- Bur Snores ImovAis - Sr Fabio - (15) 3276 1197 383.00 7.500.00000 20.661,16 1.00 1.00 0.97 0.95 0.95 1.00 1,00 0,87 18.003,43 18.003,43 12-0 FAZE00A- Itapetininga Gino. Imoveis - Sra Gintla - 1011)97509-72631(12)3865-7302 205,70 5 100 000 00 24793,39 0,90 0,90 0,97 0,00 1,00 0,89 100 0,63 15508,17 15508,17 13-> FAZE90A- ItupotIningu Cintia Irnoveis - Sra Cintia - 1011)97580-72881(12)3885-7392 508.20 8500900 99 15725,70 0,90 0,00 0.97 1,00 1.00 123 100 102 17.140.85 17.140,85 14-, FA2ENDA- Itapetininge Acores !monks - Sr. Fabio- (15) 3275' 1197 121,00 1 1500 000,00 11223,14 0,90 0,00 0,97 1,00 1,08 1,33 100 1,11 14600,63 1468063 15-0 FAZENDA- Itupotrineu Acores In-wain - Sr Fabio- (15) 3276 1197 72.60 1210900.00 18.888,87 000 0,00 0.97 1,00 1,08 1.23 1.00 1.02 17.080.35 17.580 35 16-, FAZENDA- Capao Bonito Acores !morels - Sr. Fabio - (15) 3276 1197 620,20 11.700 00000 10.595,04 090 1,00 097 1,00 0,05 1,00 1.00 0,03 15_39293 15.392,93 17-> FAZENDA- Angelubu Acores Inloweis - Sr Fabio - (15) 3276 1197 508.20 8.000.000,00 15.74163 0.00 1,13 0.97 1,00 1.00 1.14 1.00 1.12 17.885.00 17.68500 18-, FAZENDA- Genic. Bonita Acores )morels - Sr. Fabio- (15) 3276 1197 980.10 18.230.000,00 10.600,14 0510 1,00 0,97 0,00 100 1,00 1.00 0,79 14827,30 14.627,30 10-> FAZENDA- Oupova Sr Mei... Pereira - (11)0 0905-1585 620.20 10.020.900,90 17.355,37 0,00 0,00 988 1,00 1,08 1,14 1.00 0.84 14.884.81 14.68461 20-, FA-WM:A- nape. Sr Molvas Pereira - (11) 9 9905-1585 560,70 14.100.000,00 24.793,39 0,90 0,00 0,99 0510 1,00 1,00 1.06 0.89 17_187,35 17.107,85 21-> FAZENDA- Buri - SP Alta Imovais - Sr Altair - (15} 00771020 320.12 8.000.000,00 18.230,43 0,00 1,13 0.95 1,00 1,00 1,14 1.00 1.10 20.000.88 (') Frew Medic. (PM)+/- denio padrao (dp) 16.441,71 ,f_ 1.916,69 Frew unilario saneadu (PS), onde. (PM - dp)< PS < (PM + dp) e n > ou 06; Coeficiente On Variacao (%) 18.469,32 12% VALOR ATUAL (VA), onde: VA Area do ImOvel x PS + Malhoramentos 23.560.000,00 Area (ha): 1.430,80

(RS./ha) Locallsacio dam Amostras FATOL R TOTAL Valor Ur-dirk, (R9fha) Valor Unitarlo 5060080 TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1-> FAZENDA- Copan Bonito hem Morals Inlo.tis • Sr Joao Mater.= • (15)99711-9594 55,66 1.100.000,00 19.762,85 0,90 1,00 0,97 0,90 1,06 1,14 1,00 0.95 18.806.71 (-) • 2-> FAZENDA- 540 Miguel Arranjo Sr Gull-um-rig , {15) 3373 3164 15240 4 420 000,00 29991,21 090 1,00 093 0,90 1,00 099 1,00 0,59 17_17998 17.179,98 3-> FAZENDA- 54o Miguel Arcanjo 910166 1993015 - Sr Carlos • (11) 986344864 248,00 5.009009,00 20.161,22 0,90 1,00 0,91 1,00 1,00 1,00 1,00 0,82 15.49500 16.495,60 4-> FAZENDA - Itapetininga Acores Irnavais • Sr. Pablo • (15) 3276 1197 484,00 10 000 00000 206151,16 0,90 0,90 0,97 1,00 0,95 099 1,00 0,615 1308261 (1 - 5-> FAZENDA- 940 Miguel Arcanjo Imobiliana Goa* - Sr Rubins - (15) 3258-2147 121,09 2209009,00 18.181,82 0,90 1,00 0,97 0,90 1,00 1,00 1,00 0,79 14.298,32 (-) • 6-, FAZEN9A - Filar do Sul Irrobiliana Guar.) - Sr Ruben.- (15) 3258-2147 726,00 115 500 00080 22727,27 0,00 1,00 0,97 0,95 0,95 1,00 1,00 0,78 17_823,39 17823,39 7-> FAZENDA-Burl unoiniiiario Goa* - Sr Rubens - (15) 3258-2147 135.52 2.199.000,00 19159,98 090 1,00 0.97 1,00 1,00 1,14 1,00 1.00 16.137.58 16.137,56 8-, FAZENDA - Buri Irrobiliana Guarei - Sr Rubans - (15) 3258-2147 290,40 4 510 00080 15530,30 1,00 1,00 0,97 1,00 1,00 1,14 1,00 1,11 17.231,915 1723106 9-> FAZENDA -Tequanver inlobiliario Goa* - Sr Ruben, - (15) 3258-2147 217.80 226080900 10.376,49 0,90 1,13 0.98 1,00 1,08 1,14 1,00 1,20 12.4154.10 {.) • FAZENDA- Taquarival Iracibiliana Guarei - Sr Rubella - (15) 3258-2147 45990 9 500 OM OC 20681,16 190 1,13 0,97 1,00 0,93 0,89 100 092 19003,62 (.) • FAZENDA- Bar Acores Inloweis - Sr Fabio - (15) 3276 1197 383.00 7.500.900,06 20.861.16 1.00 1.00 0.97 0.95 0.95 1.00 1,00 0,87 18.003,43 18.003,43 12-0 FAZENDA- Itapetininga GInbalrnoviis - Sra Gintia - 1011)97509-72681(12)3885-7392 205,70 5 100 GOO 00 24793,39 0,90 0,00 0,97 0,00 1,00 0,09 1,00 0,63 15608,17 15698,17 13-> FAZENDA- napetninpa Cintia Irnavais - Sra Cintia - 1011)97589-72881(12)3865-7302 508.20 8600900 99 18.725.70 0.00 0.00 0.97 1.00 1.00 123 100 102 17.140.85 17.140,85 14-, FAZENDA- Itepetininge Acores !monks - Sr. Fabio- (15) 3276¬1197 121,00 1 609 000,00 13223,14 0,00 0,00 0,97 1,00 1,08 1,33 1.00 1,11 14880,83 1468063 15-> FAZENDA- Ilupetrinuu Acores In-wain - Sr Fabio- (15) 3276 1197 72.60 121090090 18.868.87 0,00 0.90 0.97 1.00 1.06 1,23 1.00 1.02 17.080.35 17.980 35 16-0 FAZENDA- Capao Bonito Acores !morels - Or Fabio - (15) 3276 1197 620,20 11.700 00000 18.595,04 0,90 1,00 0,97 1,00 0,05 1,00 1.00 0,83 15_39293 15.392,93 17-> FAZENDA-Anaalaba Acores Innoweis - Sr Fabio - (15) 3276 1197 508.20 8.000.000,00 15.741,83 0,00 1.13 0.97 1.00 1,00 1,14 1.00 1.12 17.885.00 17.685.00 18-0 FAZENDA- Caplo Bonita Acores !morels - Or Fabio- (15) 3276 1197 980.10 18330000,00 18600,14 000 1,00 0,97 0,00 100 1,00 1.00 0,79 14827,30 14.627,30 19-> FAZENDA- napeva Sr Molues Pereira - (11) 9 0005-1585 629.20 10.920.900,90 17.355,37 0,90 0.00 0.88 1,00 1,06 1,14 1.00 0.84 14.684.81 14.684.81 20-, FAZENDA-'tape. Sr Molues Pereira - (11) 9 9905-1505 560,70 14.100.000,00 24.793,39 0,90 0,00 0,90 090 1,00 1,00 105 0,60 17_187,05 17.107,85 21-> FAZENDA- Bari - SP Alta Imovais - Sr Altair - (15} 99771920 329.12 8.900.900,90 18.230,43 0,00 1,13 0.95 1,00 1,00 1,14 1.00 1.10 20.090.68 (') Preto Medic. (PM)+/- dent, padrao (dp) 16.441,71 ,f_ 1.916,69 Frew unilaric saneado (PS), onde (PM - dp) < PS , (PM + dp} e it > ou 06; Coeficierte de Variacac (%) 16.469,41 12% VALOR ATUAL (VA), order VA Area do IrnOvel x PS + Melhoramentc5 27.860.000,00 Area (ha): 1.879,89

Deloitte® 7.1.27. RANCHO ± F581 LOCALIZACÀO: Rancho - F581 - Buri - SP  Localizacao das Arnostras Fontea Consultadas Area (ha) Valor Informado (RS) Valor Unitarlo (RS.lha) Locallzacio das Amostras FATOL R TOTAL Valor Unitario (R$Iha) Valor Unitarlo &ahead° ESPECULACAO TRANSPOSICAO MELHORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACA.0 1--> FAZENDA - Capan Benda gem Morals Imo.eis • Sr Joao Mater.= • (15199711-9594 55,66 1.100.000,00 19.762,85 0,90 1.00 0,97 0,90 1,06 1,14 1,05 1.00 19.796.54 (1 - FAZENDA - 590 Miguel Arranjo Sr Guillermo,. • {15) 3373 3164 15246 4 420 090,00 29991,21 000 1,00 093 0,90 1,00 009 1,05 0,62 18084,19 19084,19 FAZENDA - S5o Miguel Arcanjo R101611960015 - Sr Carlos • (11) 986344864 248,00 5.009009,00 20.161,22 0,90 1.00 0,91 1,00 1,00 1,00 1,05 0,86 17.363.79 17.363,79 4-> FAZENDA - Itapetininga Rog:.1..6s . Sr, Pablo • (15) 3276 1197 484,00 10 000 00090 206151,16 0,90 0,90 0,97 1,00 0,95 009 1,05 0,70 14402,74 (1 - 5-> FAZENDA - 590 Miguel Arcanjo Imebiliana Goa* - Sr Rubins - (15) 3258-2147 121,00 2209009,00 18.181,82 0,90 1.00 0,97 0,90 1,00 1,00 1,05 0,83 15.050,87 7) - a-, FA7FN0A - Filar do Sul Irrobiliana Goa* - Sr Ruben.- (15) 3258-2147 720,00 16 500 ?KOS* 22727,27 0,90 1,00 0,97 0,95 0,95 1,00 1,05 0,83 18761,47 18.761,47 7-> FAZENDA .- Buri iroomiiaria Goa* - Sr Rubens - (15) 3258-2147 135.52 2.199900,00 16.159.98 090 1.00 0,97 1.00 1.00 1,14 1,05 1,05 16.986.91 16086,91 8-0 FAZENDA - Buri Irrobiliana Guarei - Sr Rawls - (15) 3258-2147 290,40 4 510 000,04 15530,30 1,00 1,00 0,97 1,00 1,00 1,14 1,05 1,17 18_138,90 18.138,90 9-> FAzENoA -Taquanvar inlobiliaria Goa* - Sr Rubens - (15) 3258-2147 217,80 2260.009,00 10.37649 690 1.13 096 1,00 1,06 1,14 1,05 1,26 13.120,11 7/ - FAZENDA- Taquarival Irnobilihria Guarei - Sr Ruben. - (15) 3258-2147 459,80 9 500 OM OC 20681,16 100 1,13 0,97 1,00 0,93 0,89 105 097 20003,81 7) • F02E00/A- Bun Acores ImovAis . Sr Fabio . (15) 3275 1197 363,00 7.500.900,00 20.861.16 1.00 1.00 0,97 0.95 0.95 1.00 1,05 0,92 1895098 18950,98 12-0 FAZE80A- Itapetininga GInba Irnaviis - Sra Gintia - (011)97589-72631(12)3865-7392 205,70 5 190 000 00 24793,39 0,90 0,90 0,97 0,00 1,00 0,89 105 0,86 16419,13 16.419,13 13-v F42E90/A- Hupetninuu Cintia Irnavais - Sra Cintia - (011)97589-7268q12/3865-7302 508.20 8.500900 99 16.725.70 0.00 0,00 697 1.00 1.06 123 105 108 18.043 00 18.043,00 FAZENDA- Itepetininge Acores !morels - Sr. Fabio- (15) 3276¬1197 121,00 1 600 000,00 13223,14 0,90 0,00 0,97 1,00 1,08 1,33 1,05 1,17 16453,30 15.453,30 FA2E00A- Itupetrinuu Acores !novels - Sr Fabio- (15) 3275 1197 72,60 1210900,00 16.866.87 0,00 0.90 0.97 1.00 1.06 1,23 1.05 1.08 17.979.32 17.979 32 16-u FAZENDA- Capao Bonito Acores !morels - Sr. Fabio . (15) 3276 1197 629 20 11.700 00000 10.595,04 090 1,00 097 1,00 0,05 1,00 1,05 0,07 16_20399 16.203,09 17-> FA2E00A-Anaaluba Acores Inloweis - Sr Fabio . (15) 3275 1197 508.20 8,000,000,00 15.741,83 0,00 1.13 0.97 1.00 1,00 1,14 1.05 1.18 18615.79 18.615,70 10-u FAZENDA- Caplo Bonita Acores !morels - Sr. Fable- (15) 3276 1197 980,10 10330.000,03 10600,14 090 1,00 0,97 0,00 100 1,00 1,05 0,03 15397,15 15.397,15 19-> FA2ENDA- 9upevu Sr Mei... Pereira - (11) 0 D005-1585 629,20 10620,000,00 17155,37 000 0.00 0,86 1,00 1,06 1,14 1.05 0.89 15.438.64 15.436,64 20-, F42ENIDA- nape. Sr Molvas Pereira - /11)9 9905-1515 563,70 14.100.090,09 24.793,39 0,90 0,00 0,90 090 1,00 1,00 1,11 0.73 18092,47 18092,47 21-> FA2ENDA- Burl - SP Alta !novels - Sr Altair - (15} 99771920 325,12 6,900,900,90 18,230,43 0,00 1.13 0,95 1,00 1,00 1,14 1.05 1.18 21.148.09 (') Preto Medic. (PM) +/- desoic padrao (dp) 17.307,06 ,f_ 2.017,57 Frew, unilario saneado (PS), onde, (PM - dp) < PS , (PM + 01 e n v ou 05; Coeficiente de Variacao (%) 17.328,98 12% VALOR ATUAL (VA), onde: VA Area do IrnOvel x. PS + Melhoramentos 29.330.000,00 Area (ha): 1.892,54

Area (ha) Valor Informado (RS} Valor Unitarlo (R$/ha) LocallsasSo Sas Amostras FATOR TOTAL Valor Unitarlo Horrogenlzado (1R-6/ha) Valor Unitarlo Saneado ESPECULACAO TRANSPOSIOAO MELHORAMENTOS ACESSO TOPOGRAFM SOLO OCUPACAO 1-> FAZENDA - Itapetininga Sr. Bruno Jesus - (15) 99853-0251 28000 8.680900,00 31.000,00 0,90 1,00 0,97 0,95 0,94 0,81 0,95 0,60 18.707,22 18.707,22 2--> FAIENDA - Talui Sr Bono Jesus - (15) 90853-0251 108.90 2600,000,90 2295684 0,90 1,11 097 0,95 0,94 1,08 0,05 980 29523.71 20.521,71 3-, FAZENDA - Salto de Pirapora - SP Sr, Altair 115} 3234-2834 130,58 3.390.900,90 25,252,53 0,90 1,11 0,93 0,95 0,94 1,00 2,95 0,79 19.874,67 19.874,67 4- FAZENDA - Saito de Prapora - SP Sr Altair (15) 3234-2834 12100 3 500 000,00 2892562 0,90 1,11 097 0,95 0,89 0,93 0,95 0,73 2099900 20.999,100 FAZENDA - Sarapui - SP Sr. Altair (151 3234-2834 113.00 3,200900,90 28,318,58 0,90 1.11 095 0,95 0,86 0,81 0.95 0.62 17.645.88 17.645,88 FAZENDA - Salto de Pirapora - SF Sr. Benedito Fonseca - (15) 9 9727¬0723 757,46 17,220,000,90 22,733,87 0,90 1,11 0,95 0,95 0,94 1,08 0,95 0,88 19.937,25 19.937,25 7-0 FAZENIDA - itapetionga Acores Imoveis • Sr. Falk • (15) 3276 1197 12100 2 000 000,00 16 528,93 0,90 1,11 097 1,06 1,00 1,08 0,95 105 17384,79 17.3E14,79 S-> FAZENDA - ltapetininga Acores Irnovais - Sr Fabio- (15) 3276¬1197 121.00 1.600.000,00 13,223,14 0,90 1.11 0.97 1,06 1,00 1,08 0,95 1.05 13.907.83 (') 9-, FAZENDA - Itapetininqa Acores Irnoveis . Sr. Fable . (15) 3276 1197 121,00 2,600,000,00 20,661,16 0,90 1,11 0,97 1,00 0,94 1,00 2,95 0,87 17.947,86 17.947,66 10-> FAZENDA- Sarapur - SP Acores Imoveis - Sr, Fabio • (15) 3276 1197 59774 16 060 000,00 2666787 1,00 1,11 095 0,95 0,89 0,93 0,95 0,79 21259,57 21.259,57 11-, FAZENDA- Sorocalaa - Sp Sr. Bruno Jesus - (15) 99853,0251 72.50 3.090.000,00 41,322,31 0,99 1.00 0.97 0,90 0,89 0,72 0,95 0.51 20.999.00 29.99900 12-. FAZENDA- Sorocaba- SP Sr Bono Jesus - (15) 99853-0251 297.66 11.900.090,90 39 978,50 0,90 1,00 0,97 0,95 0,09 0,72 0.95 0,51 25.319,15 20319.10 Prep Madio (PM) 51- desvio padrao (dp) 19.125,24 .I 2.135,67 Preto unitario saneado (PS), uncle. (PM . dp) < PS < (PM + dp) e n > ou = 05; Coeficiente de VariacAo (%) 19.600,03 11% VALOR ATUAL (VA), aide: VA = Area do morel x PS + MeTsuramentos 52.170.000,00 Area ha): 2.981,73

(RS/ha) Localizegio des Amostres FATOR TOTAL Valor (Main° Homogenlzado (RS/ha) Valor UMW'," Saneado ESPECULACAO TRANSPOSICAO MELliORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1- FAZENDA- itapetinaga Sr Bruno Jesus - (15) 99853-0251 26000 8 680 900 90 31900 90 0,90 1,00 0.97 9,95 689 0111 1,00 080 18584,95 18.5E14 95 2-> FAZENDA - Tatuf Sr. Bruno Jesus - (15) 99853-9251 108.90 2,590900,09 22956,84 0,90 1.11 0.97 0,95 0.89 1,08 1,00 0.89 20.389.57 29.389,57 3-> FAZENDA- Salto de Pirapore - SF Sr, Mee (15) 3234-2834 130,68 3,500,000,00 25,252,53 0,90 1.11 0,93 0,95 0,89 1,00 1.00 0.78 19.744.77 19.744,77 4-> FAZENDA- Salto de Pirapora-SP Sr. Altair (15) 3234-2834 121,00 3.500600,00 28.925,62 0,90 1,11 0,97 0,95 0,84 0,93 1,00 0,72 20.861,75 20.881,75 5-> FAZENDA - Serepui - SP Sr. Altair 05) 3214-2834 113,00 3,900,900,09 28.318,53 0,90 1,11 0,95 0,95 0,84 0,81 1,00 082 1783085 17.530,55 -5-> FAZENDA - Salto de Pirapora-SF Sr. Benedito Fonseca - (15) Er 9727. 0723 757.46 17.220.000,00 22,733,87 0,99 1,11 0.95 0,95 0,89 1,08 1.00 0,87 19.806,94 19.806.94 7-> FAZENDA- Itapetininga Acores Imovels - Or, Fable - (15)32713 1197 121,00 2900.00090 16.528,93 0,90 1.11 0,97 1,06 0,94 1,08 1,00 1.04 17.271.17 17.271,17 5-> FAZENDA- Itepetininge Mores Imoveis - Sr. Fable - (15) 3276- 1157 121,00 1.600.000,00 13,223,14 0,90 1,11 0,97 1,06 0,94 1,08 1,00 1,04 13.816,23 (1 9-...0 FAZENDA - Itapetirenga Acores Irnoviis . Sr. Fabio . (15) 3276 1197 121,00 2.590.090,90 20,661,16 0,90 1,11 0.97 1,00 0,89 1,00 1.00 0,86 17830,56 17.830,56 10-> FAZE8DA- Sarapuf - SP Mores imoveis - Sr, Fable - (15) 3276 1197 597,74 16.060900,09 26.867,87 1,00 1.11 0,95 0,95 0,84 0,93 1,00 0.79 21.120.62 21.120,62 11-, FAZENDA- Sorocebe - Sp Sr. Bruno Jesus - (15) 99853-0251 72,80 3.090.000,00 41.322,31 0,90 1,00 0,97 0,95 0,84 0,72 1,00 0,50 26861,75 20.861,75 12-> FAZENDA- Sorocaba- SP Sr. Bruno Jesus - (15) 99853-0251 297,86 11.900.000,00 39978,50 0,90 1,00 0,97 0,95 0,84 0,72 1,00 0,50 20.183,32 26183,32 Preto Made (PM) +/- desvio pada() (dp) 19,000,24 .1 2.121,72 Prego undano saneado (PS), onde: (PM • dp) < PS < (PM + dp) e n ou = 05; Coeficierte de Vanasag (%) 18.452,08 11% VALOR ATLIAL (VA), orde: VA = Area do (mewl x PS + Melhoramentos 4.530000 00 Area (ha): 232.88

UntInd o (RS/ha) Localizagio das Amoetras FATOR TOTAL Valor UnItarlo HorrogenIzado (RS/ha) Valor Unithrlo Saneado ESPECULACAO TRANSPOSICAO MEMNIRAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1-> FAZENDA- itapetimaga Sr Bruno Jesus - (15) 90853-0251 26000 8 680 900 90 31900 90 0,90 1,00 0.97 6,95 989 0111 1,00 080 18584,95 18.5E14 95 2-> FAZENDA - Talui Sr. Bruno Jesus - (15) 99853-0251 108.90 2.500.900,00 22956,84 0,90 1.11 0.97 0,95 0.89 1,08 1,00 0.89 20.389.57 20.389,57 3-> FAZENDA- Salto de Pirepore - SF Sr Altair (15) 3234-2834 130,68 3390,000,00 25,252,53 0,90 1.11 0,93 0,95 0,89 1,00 1.00 0.78 19.74477 19.744,77 4-> FAZENDA- Salto de Pirapora - SF Sr. Altair (15) 3234-2834 121,00 3500.000,00 28.925,62 0,90 1,11 0,97 0,95 0,84 0,93 1,00 0,72 20.861,75 20.881,75 5-> FAZENDA - Serepui - SP Sr. Altair 05) 3214-2534 113,00 3,900,000,00 28.318,53 0,90 1,11 0,95 0,95 0,84 0,81 1,00 082 1753085 17.530,55 -5-> FAZENDA - Salto de Pirapora - SF Sr. Benedito Fonseca - (15) Er 9727- 0723 757.46 17.220.000,03 22.733,87 0,99 1,11 0,95 0,95 0,89 1,08 1.00 0,87 19.806,94 19.80994 7-> FAZENDA- Itapetininga Mores !motels - Or, rabic • (15)32713 1197 121,00 2900.000,00 16.528,93 0,90 1.11 0,97 1,06 0,94 1,08 1,00 1.04 17.271.17 17.271,17 8-> FAZENDA- Itepetininge Acores Imeueis - Sr. Fable - (15) 3276- 1187 121,00 1,800,000W 13,223,14 090 1,11 0,97 1,06 0,94 1,08 1,00 1,04 13.818,23 (') 9-> FAZENDA - Itapetintga Acores Irnoviis - Sr. Fabio - (15) 3278 1197 121,00 2.500.000,09 20.861,16 0,90 1,11 0.97 1,00 0,89 1,00 1.00 0,88 17_830,58 17.830,58 10-> FAZENDA- Sarapuf - SP Mores Irnovels - Sr. rabic - (15) 3276 1197 597,74 16.060.000,00 26.867,87 1,00 1.11 0,95 9,95 0,84 0,93 1,00 0.79 21.120.62 21.120,62 11-, FAZENDA- Sorocaba - Sp Sr. Bruno Jesus - (15) 99853-0251 72,80 3.000.000,00 41.322,31 0,90 1,00 0,97 0,95 0,84 0,72 1,05 0,50 25.861,75 20.8E31,75 12-> FAZENDA- Sorooaba- SP Sr. Bruno Jesus - (15) 99853-0251 297,86 11.900.000,00 39978,50 0,90 1,00 0,97 0,95 0,84 0,72 1,00 0,50 20.183,32 20183,32 Preco Medo (PM) -(4- desvio Wrap (dp) 19,000,24 ti 2.121,72 Prego undario saneado (PS), onde: (PM • dp) < PS < (PM + dp) e n P au = 05; Coeficiente de Variacao (%) 19.472,79 11% VALOR ATLIAL (VA), onde: VA = Area do (mama( x PS + Melhoramentos 42.680.000,00 Area (ha): 2.192,29

FA2ENDA - Salto de Pc-opera - SP Sr_ Ater (15) 3234-2834 130,68 1300000,00 25.252,53 0,90 1,11 0,93 0,95 0,89 1,00 1,00 0,78 19.744,77 19.744,77 4-a FAZENDA - Salto de Pirapora - SP Sr. Altair 05)3234-2834 121.00 3.500.000.00 28.925,62 090 1.11 0.97 0,95 0,84 0,93 1,00 0.72 20.861,75 20,861,75 5-> FAZENDA - Sarapul - SP Sr. Altair (15) 3234-2834 113,00 3.200.000.00 28.318,58 0,90 1.11 2,95 0,95 0,84 0,81 1,00 0,62 17.530,55 17.530,55 0's FAZENDA - Salto de Fbrapora - SP Sr. Banedito Fonseca - (55)59727¬0723 757,46 17220000,00 22.731,57 0,90 1,11 0,95 0,95 0,89 108 1,00 0,87 1980694 19 896,94 7-> FAZENOA - Itapelininga Acores Irnoveis - Sr. Fabio - (15) 3276 1197 121.00 2.000,000.00 16.528.93 0.90 1.11 2.97 1,05 0,94 1,08 1,00 1,04 17.271,17 17 271 17' 9.-s FAZENDA - Itapegninga Acores Imoveis - Sr. Fabio - (15) 3278( 1197 121,00 1.600.000,00 13.223,14 0,90 1,11 5,97 1,06 0,94 1,08 1,00 1,04 13.816,93 (4) * 9-> FAZENDA - Itapetincloa Acores Ins:NOS - Sr. Fabio - (15) 3275- 1197 121,00 2.500005,00 20.561,16 0,90 1,11 0,97 1,90 0,89 100 1,00 0,60 17.830,56 17 510,56 10-> FAZENDA - Sarupui . SP Acores Irnoveis - Sr. Fabio - (15) 3275. 1197 597.74 16.060.000.00 26.567,57 1.00 1.11 095 0,95 0,84 0.93 1,00 0.79 21.120,62 (') ' 11-> FAZENDA - Sorocaba - Sp Sr. Bruno Jesus - (15) 99553-0251 72,60 3.000.000,00 41.322,31 0,90 1.00 0,97 0,95 0,84 0,72 1,00 0,50 20.861,75 20861,75 12-> FAZENDA - Sorocabo SF Sr. Bruno Jesus - (15) 99553-0251 297.66 11.900.000.00 39.978,50 0,90 1.00 5,97 0,95 0,84 0,72 1,00 0,50 20.183,32 20.183,32 Preco Medic) (PM) +1- desvo padrno (dp) 18.942,34 si 2.143,45 Preco unnAro saneado (PS), onde: (PM - dp) < PS < (PM + dp) e 11 > ou = 05; Coehciente de Vanacao (%) 18.254,79 11% VALOR ATLJAL (VA), onde: VA = Area do ImOvel x PS + Melhorarnenlos 3.700.000,00 Area (he): 192,18

Deloitte 7.3. BLOCO ARACRUZ- ES 7.3.1. A012 LOCAL1ZACAO: A012 - Aracruz - ES Locallzaello das Amostras Fontes Consultadas Area (ha) Valor Informado (R$) Valor Unitdrlo (R.$/ha) LowIlzaelio das Amostras FATOR TOTAL Valor Un!Girl° Homogenlzado (R$/ha) Valor UnItárlo Saneado ESPECULACAO TRANSPOSICAO MELPIORAMENTOS ACESSO TOPOGRAFIA SOLO OCUPACAO 1-> FAZEMDA - Vila Velha - ES Grand Innbiliária - (27)3077-1515 629,20 10.000.000,00 15.893,20 0,90 1,00 0,97 0,95 1,06 0,95 1,00 0,83 13.192,90 13.192,90 2-> FAZEMDA - Dominpos Marlins-ES Sr. Samey - (27) 97499004 193,60 2.300.000,00 11.880,17 0,90 1,25 0,97 1,00 1,06 0,95 1,00 1,09 12.975,91 12.975,91 3-> FAZEMDA - Linhares - ES 5e. Venilda Pirola - (27) 98133-8865 130,00 2.080.000,00 16.000,00 0,90 1,00 0,97 1,00 1,00 0,95 1,00 0,83 13.244,76 13.244,76 4-> FAZEMDA - Linhares - ES Aloisio Campotrini -(27)3721-1040 605,00 6.250.000,00 10.330,58 0,90 1,11 0,98 1,00 1,06 1,38 1,00 1,36 14.023,41 14.023,41 5-> FAZEMDA - Linhares - ES Sr. Belo Zache - (28)99935-8163 290,00 2.100.000,00 7.241,38 0,90 1,25 0,99 1,00 1,00 1,38 1,00 1,39 10.051,34 (•) • 6-> FAZEMDA - Aracruz- ES Sr. Beto Rosa - (27)99802-9743 1 3347-0876 169,40 3.500.000,00 20.661,16 0,90 1,11 1,00 1,00 1,06 0,90 1,06 0,90 18.646,69 (•) • 7-> FAZEMDA - Linhares - ES WB Imobillivia - (27) 3014-0391 1 99727-0391 302,50 6.250.000,00 20.661,16 0,90 1,00 0,97 1,00 0,95 0,90 1,00 0,71 14.623,28 14.623,28 Prep Medic (PM) +/- desvio padr8o (dp) 13.822,61 +/ 2.569,79 Pre90 unitario saneado (PS), cede: (PM - dp) < PS < (PM + dp) e n > ou = 05; Coeficiente de Varia9.8o (%) 19.608,21 19% VALOR ATUAL (VA), cede: VA= Area do ImOvel x PS + Melhoramentos 1.670.000,00 Area (ha): 122,72

Loeolizog. E. ...roosts. Fontes Consult... Area (ha) Valor Informed° (RS( Valor unitirin (RSina) Locallzasio dos Amostras FATOR TOTAL Valor Unitirlo Homogenized° (R3.1eall Valor UniM no Saneado EISPECULAGA0 TRANSPOSIGAG MELFIGRAMENTO5 ACE31310 TOROGFtArlA SOLO OCUPAOAO 1-0 Fil2ENIDA - Vila Velha - ES Grand enobilierla - (27) 3077-1515 629,20 13000.000,00 15.593,20 0,90 1,00 3,97 0,95 1,11 0,95 1,00 0,87 13E57,215 13.3137,26 2-0 P429806- Dornmos Martins-ES Sr. Sarney • (27) 974991004 193,50 2.300.000,00 11.580,17 0,90 1.25 0.97 1,00 1,11 0,95 1,20 1,15 13.658,85 110513,05 3-> FAZENDS - Linhares - ES Sra. Verffida Pirola - (27) 95133-8895 130,30 2.080.000,03 15.000,00 0,90 1,00 0,97 1,03 1,05 9,95 1,00 0.87 13041E6 13.94145 4-> EA2EN0A - [inheres - ES Alamo Carnpotrini • [27) 3721-1340 60500 0250 00093 1E03056 090 1,11 3,96 1,03 1,11 1,33 100 143 14761,48 14 76146 5-0 FAZENDS - Linhares - ES Sr Beto 7ache - (28) 99935-3163 29000 2100 000,00 2241.33 0,90 1,25 3,99 1,00 1,05 1,33 100 1,45 10E50,36 (•) 6-0 FAZENI. - karma - ES Sr. Beta Rasa - (27)9913029743 I 3347-31375 169,40 3.500.000,00 23.561,16 0,90 1.11 1,00 10D 1,11 9,90 1E6 0,95 19.62E10 (•) Prep Medic (PM) of- desvio padr5o (Op) 14.550,12 0/ 2.705,04 Prep unittrio 0956000 (P5), uncle; (PM - dp) < PS < (PM 0 dp) e n 0 ou = 05; Coehcorde On Varlactlo (%) 14.302,31 181 VALOR ATUAL (VA), onde: VA = Area do Imdvel x PS 0 Melhoramentes _ Area Oa): 03,17 1.340.000 00

Deloitte. 7.3.3. A045 LOCALIZACAO: A045 - Aracruz - ES Locallzagfio das Amostras Fontes Consultadas Area (ha) Valor I nformado (RS) Valor UnItarlo CRSIha) Localizacao das Arnostras AtESSO FATOR Valor Ur Italic) Horrogentrado TOTAL (RSIha) I Valor unbrio Saneado 13192 90 esPecuLAcAo TRANSPOSICAO MELHORARENTOS TOPOGRAFIA SOLO OCUPACAO 1-). FAZENCIA - Vila Velha - ES Grand Imohitaria - (27) 3077-1515 629,20 10 000000 00 15.893 70 0,90 1,09 0,97 095 1,06 0,95 1,00 5,83 13.192 90 2-> FAZENDA - Deming. Martins . ES Sr. Samey - (27)97499094 193,60 2.300.000,00 11.830.17 0.90 1,25 0,97 1.00 1.96 0,95 1.00 1,59 12.975,91 12.975,91 3-> FAZENIDA - Linhares - ES So. Venilda Pirola • (27) 98133-0865 130,00 2.080.000,00 16.00099 0,90 1,00 0,97 1,00 1,00 0,95 1,00 0,83 13.244,76 13.244,76 4-> FAZENDR - Linhares - ES Alcisio Campoleni - (27) 3721-1040 625,00 6250.009,00 10.330,50 2,90 1,11 0,98 10 1,06 1,38 1,00 1,36 14.023,41 14.023,41 5-> FRZENDA - Linharas - ES Sr. Ego Zaché - (28) 90935-6163 290,00 2,100000,00 7241,38 0,90 1,25 0,99 1,00 1,00 1,38 1,00 1,39 19051,34 (-) ' 6-.7 FAZENDA - Aractuz - ES Sr. Sato Rosa - (27)99802-97431 3347-0876 169,40 3,500.000,00 20.661,16 0.90 1.11 1,00 1,00 166 0,90 1.06 090 19046.59 a • 7-> FAZENDA - Linhares - ES WB Imoldliaria - (27) 3014-0391 I 99727-2391 302,50 6.250.000,00 20.661,16 2,90 1,00 0,97 1,00 0,95 0,95 1,00 0,71 14.623,28 14.623,28 Prep Melo (PM)+6 desvio padrao (dp) 13.822,61 +I 2.569,79 Prep unitand saneado (PS), onde: (PM - dp) , PS < (PM + dp) e n > ou = 05; Coefitiente de Variacad (%) 13.674,67 19% VALOR ATUAL (VA), cinder VA = Area do ImOyel x PS + Melhoramentos 860.000,00 Area 014 1 62.89

15981,54 (•) • 3-9 FAZENDA - Caoapava - SP Sr. Haroklo - 00:405 Imrareis - F: 12 3642 1299 OPINL80 3.100.000.00 13.080.17 100 100 100 100 1.00 1,00 100 1.00 13.080 17 13.080.17 4--> FA7_ENDA • Pindarnonhangaba - SP Sr. Bruno - (12)59123-2350 295,24 3.50000000 11.854,75 0,90 1,11 0,98 1,00 085 1,00 1,00 008 11.622,32 (r) - 5--> FAZENDA - Pindarnonhangaba - SP Ho Ernpreendimenlos • (12) 98815. 8885 29,04 390 00003 13420,75 0,90 1,00 1,00 100 100 1,03 1,19 1,07 14353,35 14353,05 19--> FAZENDA - Pindamonhangaba - SP Sr. Roberto - (12) 3843-4242 08,80 1.500.000,00 16.405,67 0,90 1.11 0,99 1,00 0.95 1,00 1,00 004 14.534,95 14.534,95 7-> FAZENDA • Pindamonhangaba - SP Sr., Lanai. -112) 9817$6,37 53,24 1.000.000,00 18.782,57 0,90 1,11 0,98 0,95 0,90 0,95 1,06 0,84 10.788,20 15.785,20 9--> FAZENDA • Tastate - $P Santa Liana Intsisels • (12) 3153-3232 209.00 3700.000.00 17703,35 000 1.11 0.98 0,95 0,95 1,00 1,00 0,88 15112000 15020,80 9--> FAZENDA - Tasbate - SP Sr. Santos -(12138884882 64,81 1.300090,00 20.119,48 0,90 1,11 0,98 1,00 0.95 0,95 1,00 0,88 17.752,49 (') - 10-> FAZENOA - Guaratonquati - SP Santa Marta Irneueis -112) 3153-3232 157,30 2000.000,00 18.528,93 0,90 1,11 0,98 0,95 D,90 100 1,00 0,94 13.855,13 13.855,13 Prego Media (PM) -t-/- clesvio pada° (dp) 15_242,94 1-7 2215,84 Prego 5011605 saneado (PS), onde: (PM - Op) < PS v (PM + dp) e n 9 ou = 05, Coeficiente de Variagáo (%) 14.852,32 15% VALOR ATUAL (VA), 3806 VA = Area do ImOvel x PS + Melhoramentos 3.520.000,00 Area (ha): 237,00 RelatOrio de Avaliaclio Patrimonial 72

s

Deloitte. 8. RELATORIO FOTOGRAFICO  8.1. FOTOS GERMS DOS PROJETOS LOCAL: FOTOS GERAIS - FIBRLA RELAcA0 DE FOTOGRAFIAS: DATA-BASE: 31 DE JITJLHO DE 2015 FOTO N. I PROJETO SUINA - CAPAO BONITO FOT 0 N. 2 PROJET O T ORRE - CAPAO BONIT 0 FOT 0 N. 3 PROJET 0 PRAPCILA. - CAPAO BONIT 0 FOTO N. 4 PROJET 0 INGLE SA - C.-tiPAO BONITO FOT 0 N. 5 PROJET 0 ENGLE SA - CAF'.310 BONITO FOTO N. 6 PROJETO MANGUERLNI1A - CAPAO BONITO FOI 0 N. 7 PROJE 10 L.-4GEADO - CAPAO BONIT FOT 0 N. S PROJET 0 ACITDE - CAPAO BONITO FOT 0 N. 9 PROJE I 0 CRUZ DE FERRO - CAP AO BONIT 0 FOT 0 N. 10 PROJET 0 CAMPO DE POUSO - CAPAO BONTI 0 FOTO N. 11 PROJETO SANTANA - CAPAO BONIT FOTO N. 12 PROJETO BOA VISTA - CAPAO BONITO FOTO N. 13 PROJETO RETIRO - CAPAO BONITO FOI 0 N. 14 PROJE TO AGUA BRANCA - CAPAO BONIT FOT 0 N. 15 PROJETO - PARAPANEM.A. - CAPAO BONITO FOT 0 N. 115 PROJET 0 SILO - CAPAO BONITO FOT 0 N. 17 PROJET 0 MODEL 0 - CACAPAVA FOI 0 N. 18 PRO ar0 MODEL 0 - CACAPAVA FOTO N. 19 PROJETOS A012/A0131A045 - ARACRUZ FOTO N. 20 PROJETOS A012/A0131A045 - ARACRUZ FOTO N. 21 PRO JE I OS A012/A0131A045 - AR.-N.CRUZ FOTO N. 22 PROJE I OS A012/A013/A045 - FOTO N. 23 PROJETOS A012/A0131A045 - ARACRUZ

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES. VALOR DE MERCADO DE COMPRA E VENDA: R$ 2.753.000,00 VALOR DE LIQUIDAÇÃO FORÇADA: R$ 1.789.000,00 DATA BASE: Agosto / 2015. TIPO: Imóvel Rural MATRÍCULAS: 12.029, 12.030, 12.031, 12.032, 12,033, 20.632 e 27.024 dos CRI´s de Capão Bonito e Itapeva-SP. ÁREA TOTAL: 169,20 ha (conforme Fibria). IMÓVEL: Fazenda Apiaí Mirim MUNICÍPIO: Capão Bonito UF: SP FINALIDADE: Apoio à operação interna. OBJETIVO: Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada SOLICITANTE: VOTORANTIM INDUSTRIAL - VID Laudo de Avaliação 20.802.001/0815

CONSULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu à avaliação do imóvel rural denominado **Fazenda Apiaí Mirim,** localizado no município de Capão Bonito, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Terra batida	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Itapetininga-SP (150.100 habitantes) Sorocaba-SP (559.200 habitantes)
Atividades agrícolas:	Reflorestamento, Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 39,22% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 49,09%, de 100 a 500 ha com 8,35% e áreas no intervalo de 500 a 2000 ha são 2,11%, e maiores que 2000 ha são 1,00% do total de áreas na região de Capão Bonito - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada a ondulada
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados)
Tipos de solo:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

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3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Apiaí-Mirim e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos		**Equipamentos Comunitários**		**Intensidade de Tráfego**
X	Ônibus	X	Segurança	[ ] Alta [X] Média [ ] Baixa
X	Lotação	X	Educação	
	Metrô	X	Saúde	**Nível de Escoamento**
	Trem		Cultura	[X] Bom [ ] Regular [ ] Ruim
	Embarcação	X	Lazer	

Principais vias de acesso:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em estado regular de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

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4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Média (10,58 módulos fiscais de 16,00 ha).
Topografia:	Suave ondulada a ondulada.
Textura:	Areno-argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Nascentes e córregos.
Data da vistoria:	14/07/2015

4.2 Uso Atual

TIPO	ÁREA (ha)	PERCENTUAL
Área efetiva com eucalipto(1)	57,63	34,06%
Demais áreas(2)	111,57	65,94%
TOTAL	**169,20**	**100,00%**

(1) - Área obtida junto à Fibria.

(2) – Áreas com outros usos, reserva legal e preservação permanente.

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4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento com eucalipto.
Aproveitamento:	34,06% de aproveitamento, **respeitando** a reserva legal obrigatória de 20%.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio, indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Ausentes.
Conservação do solo:	Constatamos a presença de práticas conservacionistas.
Estradas internas:	Em bom estado de conservação.
Localização:	Boa; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha.
Melhoramentos:	Energia elétrica.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área avalianda possui 169,20 ha e enquadra-se na seguinte classificação:

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	25,00%	42,30
B	VI	15,00%	25,38
C	VIII	60,00%	101,52
TOTAL		**100,00%**	**169,20**

[1] - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo: - Cópias das Matrículas Nos 12.029, 12.030, 12.031, 12.032, 12,033, 20.632 e 27.024 dos CRI´s de Capão Bonito e Itapeva-SP; - Levantamentos topográficos georreferenciados dos projetos que compõem a Fazenda Apiaí Mirim; - Mapa total dos projetos, simples e de uso; - Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos. Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria. Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de diligência e auditoria. Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho. Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização. Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação. Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria. A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas. A remuneração da Consult não está condicionada a nenhuma conclusões contidas neste relatório ou de seu uso. ação nem resulta das análises, opiniões, Nível de Oferta Nível de Demanda Absorção Desempenho do Mercado Atual Alto Médio/Alto Médio Médio/Baixo Baixo Alto Médio/Alto Médio Médio/Baixo Baixo Rápida Normal/Rápida Normal Normal/Difícil Difícil Aquecido Normal/Aquecido Normal Normal/Recessivo Recessivo X X X X Situação Atual do Mercado dos Imóveis Concorrentes 6. DIAGNÓSTICO DE MERCADO 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação O presente trabalho é classificado como "Grau I" quanto à fundamentação conforme a pontuação atingida para fins de classificação das avaliações e "Grau III" quanto à precisão, as exigências definidas na NBR 14653-3:2011. Tratamento dos Dados e Identificação do Resultado O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda. Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência: - Equivalência de situação Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados. - Equivalência de tempo Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação. - Equivalência de características Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc. De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50. Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo. A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos. Para efeito de liquidação forçada estabeleceu-se um deságio adicional sobre o valor de mercado, também apresentado nos memoriais de cálculo. Determinação do Valor do Terreno 7. AVALIAÇÃO

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Soluções Patrimoniais

Memorial de Cálculo

Valor	Área do Terreno (ha)	Unitário (R$/ha)	Total (R$)
Mercado de Compra e Venda:	169,20	16.276,43	**2.753.000,00**
Liquidação Forçada	F. Deságio:	0,65	**1.789.000,00**

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	Osasco, 18 de Agosto de 2015.

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Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

O imóvel avaliando localiza-se no município de Capão Bonito, Estado de São Paulo.			
Ponto no interior do avaliando:	Coordenadas Geográficas	S	24º 1' 52.94"
		W	48º 33' 56.07"

Acesso:	Tomando-se como referência a cidade de Capão Bonito, seguir sentido Itapeva por aproximadamente 06 km, seguir pela vicinal Vitor Gomes, e percorrer cerca de 22 km até as divisas do avaliando ao lado direito da estrada.


270
Itapetininga
Sorocaba
300
330
381
Sao Roque
Sao Paulo
116
Itapeva
Avaliando
Itarare
116
30 km

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO TOPOGRÁFICO GEORREFERENCIADO FORNECIDO, PORÉM SERVE QUE NÃO FORAM REALIZADAS MEDIÇÕES GEORREFERENCIADAS. APENAS COMO REFERÊNCIA JÁ AVALIANDO EM RELAÇÃO À REGIÃO CIRCUNVIZINHA. IMAGEM DE SATÉLITE DATA DA IMAGEM: 22/09/2014

AVALIANDO EM RELAÇÃO AOS LIMITES DOS MUNICÍPIOS DA REGIÃO (AZUL). AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

 Avaliando à esquerda da estrada. Avaliando à direita da estrada. Avaliando à esquerda do rio. Mata Nativa. Avaliando à direita da estrada. Rio de divisa, ponte no acesso. FOTOS DO AVALIANDO

 Estrada interna. Avaliando à direita da estrada. Detalhe do Reserva Legal. Detalhe do carreador. Entrada do avaliando. Placa na entrada do avaliando. FOTOS DO AVALIANDO

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária vista que os elementos comparativos são contemporâneos à avaliação. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS

As práticas de controle à erosão (exemplos:terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

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Soluções Patrimoniais

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
753,00	III	35%	263,55	0,7500	0,2625
	VI	35%	263,55	0,4000	0,1400
	VIII	30%	225,90	0,2000	0,0600
	Total	100%	753,00	**Fator Class. Uso Solo Ponderado**	**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
242,00	III	30%	72,60	0,7500	0,2250
	VI	50%	121,00	0,4000	0,2000
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	**Fator Class. Uso Solo Ponderado**	**0,4650**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
701,00	III	35%	245,35	0,7500	0,2625
	VI	30%	210,30	0,4000	0,1200
	VIII	35%	245,35	0,2000	0,0700
	Total	100%	701,00	**Fator Class. Uso Solo Ponderado**	**0,4525**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
2.052,00	III	45%	923,40	0,7500	0,3375
	VI	35%	718,20	0,4000	0,1400
	VIII	20%	410,40	0,2000	0,0400
	Total	100%	2.052,00	**Fator Class. Uso Solo Ponderado**	**0,5175**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
215,38	III	30%	64,61	0,7500	0,2250
	VI	35%	75,38	0,4000	0,1400
	VIII	35%	75,38	0,2000	0,0700
	Total	100%	215,38	**Fator Class. Uso Solo Ponderado**	**0,4350**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
147,62	III	35%	51,67	0,7500	0,2625
	VI	40%	59,05	0,4000	0,1600
	VIII	25%	36,91	0,2000	0,0500
	Total	100%	147,62	**Fator Class. Uso Solo Ponderado**	**0,4725**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
205,70	III	40%	82,28	0,7500	0,3000
	VI	35%	72,00	0,4000	0,1400
	VIII	25%	51,43	0,2000	0,0500
	Total	100%	205,70	**Fator Class. Uso Solo Ponderado**	**0,4900**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
242,00	III	35%	84,70	0,7500	0,2625
	VI	45%	108,90	0,4000	0,1800
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	**Fator Class. Uso Solo Ponderado**	**0,4825**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe	Fator Classe de Uso
169,20	III	25%	42,30	0,7500	0,1875
	VI	15%	25,38	0,4000	0,0600
	VIII	60%	101,52	0,2000	0,1200
	Total	100%	169,20	**Fator Class. Uso Solo Ponderado**	**0,3675**

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}} \right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}} \right)}$$

Onde:
n = nº elementos M = média aritmética
q = média saneada S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

MINUTA

CON$ULT
Soluções Patrimoniais

MINUTA

TRATAMENTO ESTATÍSTICO

Número de Elementos	8	
Média Aritmética	16.276,43	
Desvio Padrão	3.432,02	
Coeficiente de Variação	21%	
Limite Inferior	13.021,15	
Limite Superior	19.531,72	
Elementos saneados	8	
Média Saneada	16.276,43	
t de Student	1,4150	
Intervalo de Confiabilidade		
Inferior	14.559,47	-10,5%
Superior	17.993,40	10,5%
Hipótese de rejeição	-	
Aceito a Média Saneada		

AVALIAÇÃO

Área (ha)	169,20

Valor de Mercado para Venda

Unitário Saneado	16.276,43
Valor do imóvel (R$)	2.753.971,00
Intervalo de Confiabilidade	
Inferior	2.463.461
Superior	3.044.481

Valor de Liq. Forçada	1.790.081,15
fator	0,65

Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado.


Gráfico de Unitários Observados *versus* Unitários Estimados pelo Modelo (venda)
Unitários Observados (R$/ha)
30.000
25.000
20.000
15.000
10.000
10.000
15.000
20.000
25.000
30.000
Unitários Estimados pelo Modelo (R$/ha)

CON$ULT
Soluções Patrimoniais

FATOR CLASSE DE USO DO SOLO

Elemento	Valor unitário R$ /ha	Classe Uso Solo Comparativo	Classe Uso Solo Avaliando	Fator Classe de Uso	Diferença (R$) Classe de Uso	E H P US
1	24.000,00	0,4625	0,3675	0,7946	-4929,73	19.070,27
2	20.661,16	0,4650	0,3675	0,7903	-4332,18	16.328,98
3	20.660,49	0,4525	0,3675	0,8122	-3880,98	16.779,51
4	12.402,53	0,5175	0,3675	0,7101	-3594,94	8.807,60
5	18.000,00	0,4350	0,3675	0,8448	-2793,10	15.206,90
6	24.000,00	0,4725	0,3675	0,7778	-5333,33	18.666,67
7	26.737,97	0,4900	0,3675	0,7500	-6684,49	20.053,48
8	20.661,16	0,4825	0,3675	0,7617	-4924,42	15.736,74
Média	20.890,41				Média	16.331,27
Desvio padrão	4.376,72				Desvio padrão	3.489,48
Coef. Var.	20,95%				Coef. Var.	21,37%

FATOR ÁREA

Elemento	Valor unitário R$ /ha	Fator Área Comparativo	Fator Área Avaliando	Fator Área	Diferença (R$) Área	E H P S
1	24.000,00	0,8000	0,9000	1,1250	3000,00	27.000,00
2	20.661,16	0,9000	0,9000	1,0000	0,00	20.661,16
3	20.660,49	0,8000	0,9000	1,1250	2582,56	23.243,05
4	12.402,53	0,7000	0,9000	1,2857	3543,58	15.946,12
5	18.000,00	0,9000	0,9000	1,0000	0,00	18.000,00
6	24.000,00	1,0000	0,9000	0,9000	-2400,00	21.600,00
7	26.737,97	0,9000	0,9000	1,0000	0,00	26.737,97
8	20.661,16	0,9000	0,9000	1,0000	0,00	20.661,16
Média	20.890,41				Média	21.731,18
Desvio padrão	4.376,72				Desvio padrão	3.869,48
Coef. Var.	20,95%				Coef. Var.	17,81%

FATOR OCUPAÇÃO

Elemento	Valor unitário R$ /ha	Fator Ocupação Comparativo	Fator Ocupação Avaliando	Fator Ocupação	Diferença (R$) Ocupação	E H PA
1	24.000,00	0,9000	0,9000	1,0000	0,00	24.000,00
2	20.661,16	1,0000	0,9000	0,9000	-2066,12	18.595,04
3	20.660,49	0,9000	0,9000	1,0000	0,00	20.660,49
4	12.402,53	1,0000	0,9000	0,9000	-1240,25	11.162,28
5	18.000,00	0,9000	0,9000	1,0000	0,00	18.000,00
6	24.000,00	1,0000	0,9000	0,9000	-2400,00	21.600,00
7	26.737,97	1,0000	0,9000	0,9000	-2673,80	24.064,17
8	20.661,16	0,8500	0,9000	1,0588	1215,36	21.876,52
Média	20.890,41				Média	19.994,81
Desvio padrão	4.376,72				Desvio padrão	4.193,77
Coef. Var.	20,95%				Coef. Var.	20,97%

CON$ULT
Soluções Patrimoniais

	TESTE DE DISPERSÃO DO RESULTADO DA APLICAÇÃO DOS FATORES					
	Unitário sem fatores	F. Uso do Solo	Uso + Área + Ocupação	Uso +Área	Uso + Ocupação	Área + Ocupação
	24.000,00	19.070,27	22.070,27	22.070,27	19.070,27	27.000,00
	20.661,16	16.328,98	14.262,86	16.328,98	14.262,86	18.595,04
	20.660,49	16.779,51	19.362,07	19.362,07	16.779,51	23.243,05
	12.402,53	8.807,60	11.110,92	12.351,18	7.567,34	14.705,86
	18.000,00	15.206,90	15.206,90	15.206,90	15.206,90	18.000,00
	24.000,00	18.666,67	13.866,67	16.266,67	16.266,67	19.200,00
	26.737,97	20.053,48	17.379,68	20.053,48	17.379,68	24.064,17
	20.661,16	15.736,74	16.952,10	15.736,74	16.952,10	21.876,52
Média	20.890,41	16.331,27	16.276,43	17.172,03	15.435,67	20.835,58
Desvio padrão	4.376,72	3.489,48	3.432,02	3.111,83	3.487,20	3.939,04
Coef. Var.	20,95%	21,37%	21,09%	18,12%	22,59%	18,91%

	SANEAMENTO	
	Uso + Área + Ocupação	coef geral homog.
	22.070,27	0,9196
	14.262,86	0,6903
	19.362,07	0,9372
	11.110,92	0,8959
	15.206,90	0,8448
	13.866,67	0,5778
	17.379,68	0,6500
	16.952,10	0,8205
Média	16.276,43	0,7791
-30%	11.393,50	
+30%	21.159,36

ANÁLISE DE RESÍDUOS RESÍDUOS RELATIVOS 90% 80% 70% 60% 50% 40% 30% 20% 10% 10% 20% 30% 40% 50% 60% 70% 80% 90% Amostra Unitário Resíduo 1 - - - - - - - - - -1 00% 0% 00% Observado Estimado Absoluto Relativo 1 24.000,00 22.070,27 (1.929,73) -8% 2 20.661,16 14.262,86 (6.398,29) -31% 3 20.660,49 19.362,07 (1.298,41) -6% 4 12.402,53 11.110,92 (1.291,61) -10% 5 18.000,00 15.206,90 (2.793,10) -16% 6 24.000,00 13.866,67 (10.133,33) -42% 7 26.737,97 17.379,68 (9.358,29) -35% 8 20.661,16 16.952,10 (3.709,06) -18% 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 25 MÉDIA DE RESÍDUOS RELATIVOS 16,64%

CON$ULT
Soluções Patrimoniais

AMOSTRA

Amostra	Avaliando	Comparativo 1	Comparativo 2	Comparativo 3	Comparativo 4
Local	a 38 km de Capão Bonito	a 30 km de Capão Bonito	a 30 km de Capão Bonito	a 15 km de Capão Bonito	a 28 km de Capão Bonito
Município	Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito
UF	SP	SP	SP	SP	SP
Data Base	-	ago/15	ago/15	ago/15	ago/15
Preço (R$)	-	18.072.000,00	5.000.000,00	14.483.000,00	25.450.000,00
preço/ha	-	24.000,00	20.661,16	20.660,49	12.402,53
%à vista	-	100%	100%	100%	100%
Situação	-	oferta	oferta	oferta	oferta
Área Terreno	169,20	753,00	242,00	701,00	2.052,00
Classe Uso	0,3675	0,4625	0,4650	0,4525	0,5175
Fator Área	de 151 a 500 ha	de 501 a 1000 ha	de 151 a 500 ha	de 501 a 1000 ha	acima de 1001 ha
Topografia	ondulada a fortemente ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras	no padrão regional	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação	predominantemente reflorestamento	predominantemente pastagens	predominantemente cultivada	predominantemente pastagens	predominantemente cultivada
benfeitorias densidade	ausentes	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?	não	sim	sim	sim	sim
Imobiliária	-	Eron Imóveis	Pothal Imóveis	Acore Imóveis	Alta Imóveis
Contato	-	Sr. Toni	Sr. Arthur	Sr.Fabio	Sr.Altair
Telefone	-	(15) 3279-3502	(15) 3542-2530	(15) 3276-1197	(15)3234-2834
Observação	-	-	-	-	-

Amostra	Comparativo 5	Comparativo 6	Comparativo 7	Comparativo 8
Local	a 18 km de Capão Bonito	a 20 km de Capão Bonito	a 30 km de Capão Bonito	a 25 km de Capão Bonito
Município	Capão Bonito	Capão Bonito	Itapetininga	São Miguel Arcanjo
UF	SP	SP	SP	SP
Data Base	ago/15	ago/15	ago/15	ago/15
Preço (R$)	3.876.840,00	3.542.880,00	5.500.000,00	5.000.000,00
preço/ha	18.000,00	24.000,00	26.737,97	20.661,16
%à vista	100%	100%	100%	100%
Situação	oferta	oferta	oferta	oferta
Área Terreno	215,38	147,62	205,70	242,00
Classe Uso	0,4350	0,4725	0,4900	0,4825
Fator Área	de 151 a 500 ha	até 150 ha	de 151 a 500 ha	de 151 a 500 ha
Topografia	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação	predominantemente pastagens	predominantemente cultivada	predominantemente cultivada	formada com pastagens
benfeitorias densidade	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?	sim	sim	sim	sim
Imobiliária	Corretor Autônomo	Corretor Autônomo	Fonseca Imoveis Rurais	Fonseca Imoveis Rurais
Contato	Sr. José Antonio	Sr. José Antonio	Sr. Fonseca	Sr. Fonseca
Telefone	(15) 99724-2187	(15) 99724-2188	(15) 3242-4894	(15) 3242-4894
Observação	-	-	-	-

CON$ULT
Soluções Patrimoniais

FONTES CONSULTADAS

1. Riza Imóveis
Tel.: (15) 3521-3456 – Sr. Alessandro

2. Imobiliária Porthal Imóveis
Tel.: (15) 3542-2530 – Sr. Arthur

3. M&C Imóveis
Tel.: (15) 3414-6555 – Sra. Cláudia

4. Mendes Ortega Assessoria Imobiliária
Tel.: (15) 3224-4140 – Sr. Ferreira

5. Eron Imóveis
Tel.: (15) 3279-3502 – Sr. Toni

6. Alta Imóveis
Tel.: (15) 3234-2834 / 9777-1920 - Sr. Altair

7. Bem Morar
Tel.: (15) 9711-9894 - Sr. João

8. Marcio Moreno Negócios Imobiliários
Tel.: (15) 3542-3780 – Sr. Márcio

9. Freitas imóveis
Tel.: (42) 3238-1495 – Sra. Solange

10. Acores Imoveis
Tel.: (15) 3276-1197 – Sr. Fabio

11. Corretor Autônomo
Tel.: (15) 99741-5290 – Sr. Joaquim

12. Corretor Autônomo
Tel.: (15) 99974-7705 – Sr. Marcio

MINUTA

DOCUMENTAÇÃO DO IMÓVEL

CON$ULT
Soluções Patrimoniais

CON$ULT Soluções Patrimoniais	**Laudo de Avaliação** **20.802.002/0815**

SOLICITANTE:	**VOTORANTIM INDUSTRIAL - VID**

FINALIDADE:	Apoio à operação interna.
OBJETIVO:	Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada.

IMÓVEL:	Fazenda Boa Esperança e Santa Inês	**MUNICÍPIOS:**	Capão Bonito e Buri	**UF:**	SP

TIPO:	Imóvel Rural	**MATRÍCULAS:**	192, 1.186, 1.187, 26.123, 26.124 e 20.010 dos CRI´s de Capão Bonito e Itapeva-SP.
ÁREA TOTAL:	25.532,15 ha (conforme Fibria).		


Buri
Fazenda Boa Esperança – Santa Ignês
Capão Bonito

DATA BASE:	Agosto / 2015.

VALOR DE MERCADO DE COMPRA E VENDA:	**R$ 481.547.000,00**
VALOR DE LIQUIDAÇÃO FORÇADA:	**R$ 313.005.000,00**

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES.

CON$ULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu à avaliação do imóvel rural denominado **Fazenda Boa Esperança e Santa Ignês,** localizado nos municípios de Capão Bonito e Buri, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Asfalto	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Itapetininga-SP (150.100 habitantes) Sorocaba-SP (559.200 habitantes)
Atividades agrícolas:	Reflorestamento, Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 39,22% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 49,09%, de 100 a 500 ha com 8,35% e áreas no intervalo de 500 a 2000 ha são 2,11%, e maiores que 2000 ha são 1,00% do total de áreas na região de Capão Bonito - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada.
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados)
Tipos de solo:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

MINUTA

CON$ULT
Soluções Patrimoniais

MINUTA

3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Paranapanema e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos
- [X] Ônibus
- [X] Lotação
- [ ] Metrô
- [ ] Trem
- [ ] Embarcação

Equipamentos Comunitários
- [X] Segurança
- [X] Educação
- [X] Saúde
- [X] Cultura
- [X] Lazer

Intensidade de Tráfego
- [ ] Alta
- [X] Média
- [ ] Baixa

Nível de Escoamento
- [X] Bom
- [ ] Regular
- [ ] Ruim

Principais vias de acesso:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em estado regular de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

CON$ULT
Soluções Patrimoniais

4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Grande (1.595,76 módulos fiscais de 16,00 ha).
Topografia:	Suave ondulada a ondulada.
Textura:	Areno-argilosa, em alguns locais argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Rio Paranapanema, nascentes e córregos.
Data da vistoria:	14/07/2015

4.2 Uso Atual

TIPO	ÁREA (ha)	PERCENTUAL
Área efetiva com eucalipto(1)	16.992,13	66,55%
Demais áreas(2)	8.540,02	33,45%
TOTAL	**25.532,15**	**100,00%**

(1) - Área obtida junto à Fibria.

(2) – Áreas com outros usos, reserva legal e preservação permanente.

MINUTA

CON$ULT
Soluções Patrimoniais

4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento com eucalipto.
Aproveitamento:	66,55% de aproveitamento, **respeitando** a reserva legal obrigatória de 20%.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio, indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Em bom estado de conservação.
Conservação do solo:	Constatamos a presença de práticas conservacionistas.
Estradas internas:	Em bom estado de conservação.
Localização:	Ótima; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área avalianda possui 25.532,15 ha e enquadra-se na seguinte classificação:

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	50,00%	12.766,08
B	VI	30,00%	7.659,65
C	VIII	20,00%	5.106,43
TOTAL		**100,00%**	**25.532,15**

[1] - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

CON$ULT
Soluções Patrimoniais

4.5 Descrição das Edificações e Benfeitorias

A propriedade apresenta as edificações e benfeitorias relacionadas abaixo:

BLOCO Nº	DENOMINAÇÃO	ÁREA CONSTRUÍDA (m^2)
1	Salas de reunião	216,00
2	Depósito	90,00
3	Cancha de bocha	300,00
4	Salão de festas	300,00
5	Casa de funcionário (06 unidades de 120 m²)	720,00
6	Casa de funcionário (16 unidades de 80 m²)	1.280,00
7	Casa de funcionário (06 unidades de 150 m²)	900,00
8	Barracão	250,00
9	Cobertura para materiais	280,00
10	Estação de tratamento de água	51,00
11	Vestiários	80,00
12	Residência diretoria	360,00
13	Casa funcionário diretoria	96,00
14	Igreja	200,00
15	Depósito de insumos viveiro	312,00
16	Depósito de insumos viveiro	600,00
17	Lavador de bandejas e apoio	156,00
18	Estufa	2.475,00
19	Estufa	1.600,00
20	Estufa	3.024,00
21	Estufa	800,00
22	Viveiro	8.400,00
23	Viveiro	8.400,00
24	Viveiro	1.375,00
25	Refeitório	42,00
26	Escritório viveiro	180,00
27	Banheiros	20,00
28	Portaria entrada principal	49,00
29	Refeitório	250,00
30	Centro de treinamento	80,00
31	Prédio de apoio	144,00
32	Almoxarifado	60,00
33	Oficina	32,00
34	Depósito	480,00
35	Depósito e garagem	90,00
36	Depósito de insumos	640,00
37	Depósito	375,00
38	Barracão	384,00
39	Cobertura para implementos	144,00
40	Galpão	384,00
41	Barracão	312,00

MINUTA

CON$ULT
Soluções Patrimoniais

42	Prédio apoio lubrificantes	96,00
43	Prédio de apoio	36,00
44	Prédios departamentos (08 unidades)	800,00
45	Prédio administração	120,00
46	Núcleo de educação ambiental	80,00
47	Quiosque NEA	50,00
TOTAL		**37.113,00**

BENFEITORIAS

São representadas pelos acessórios inerentes à infraestrutura de apoio a unidade rural, constando dos seguintes itens:

- Instalações elétricas;
- Instalações Hidráulicas;
- Estradas internas;
- Cercas;
- Represas;
- Caixas d'água;
- Quadra de futebol de salão;
- Quadra de futebol de areia;
- 02 campos de futebol gramado;
- Lavador caminhões e implementos;

MINUTA

CON$ULT
Soluções Patrimoniais

5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo:

- Cópias das Matrículas Nºs 192, 1.186, 1.187, 26.123, 26.124 e 20.010 dos CRI´s de Capão Bonito e Itapeva-SP;
- Levantamentos topográficos georreferenciados dos projetos que compõem as Fazendas Boa Esperança e Santa Ignês;
- Mapa total dos projetos, simples e de uso;
- Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos.

Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria.

Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de auditoria.

Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho.

Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização.

Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação.

Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria.

A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas.

A remuneração da Consult não está condicionada a nenhuma ação nem resulta das análises, opiniões, conclusões contidas neste relatório ou de seu uso.

MINUTA

6. DIAGNÓSTICO DE MERCADO

Situação Atual do Mercado dos Imóveis Concorrentes

Nível de Oferta		Nível de Demanda		Absorção		Desempenho do Mercado Atual	
	Alto		Alto		Rápida		Aquecido
	Médio/Alto		Médio/Alto		Normal/Rápida		Normal/Aquecido
	Médio		Médio		Normal		Normal
X	Médio/Baixo	X	Médio/Baixo	X	Normal/Difícil	X	Normal/Recessivo
	Baixo		Baixo		Difícil		Recessivo

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação O presente trabalho é classificado como "Grau I" quanto à fundamentação conforme a pontuação atingida para fins de classificação das avaliações e "Grau III" quanto à precisão, as exigências definidas na NBR 14653-3:2011. Tratamento dos Dados e Identificação do Resultado O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda. Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência: - Equivalência de situação Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados. - Equivalência de tempo Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação. - Equivalência de características Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc. De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50. Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo. A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos. Para efeito de liquidação forçada estabeleceu-se um deságio adicional sobre o valor de mercado, também apresentado nos memoriais de cálculo. Determinação do Valor do Terreno 7. AVALIAÇÃO

CON$ULT
Soluções Patrimoniais

Memorial de Cálculo

Denominação	Área (m²)	Unit. R$/m²	Id. ap.	Est.	Vida Útil	Vida Rem.	Dep.	Custo Novo	Custo Depreciado
Terreno (ha)	25.532,15	18.602,25					1,00	474.955.437,34	474.955.437,34
Salas de reunião	216,00	800,00	30	d	60	30	0,57	172.800,00	98.496,00
Depósito	90,00	500,00	30	d	60	30	0,57	45.000,00	25.650,00
Cancha de bocha	300,00	450,00	30	d	60	30	0,57	135.000,00	76.950,00
Salão de festas	300,00	800,00	30	d	60	30	0,57	240.000,00	136.800,00
Casa de funcionário (06 unidades de 120 m²)	720,00	700,00	30	d	60	30	0,57	504.000,00	287.280,00
Casa de funcionário (16 unidades de 80 m²)	1280,00	700,00	30	d	60	30	0,57	896.000,00	510.720,00
Casa de funcionário (06 unidades de 150 m²)	900,00	700,00	30	d	60	30	0,57	630.000,00	359.100,00
Barracão	250,00	500,00	30	d	60	30	0,57	125.000,00	71.250,00
Cobertura para materiais	280,00	250,00	30	e	60	30	0,51	70.000,00	35.700,00
Estação de tratamento de água	51,00	700,00	20	d	60	40	0,71	35.700,00	25.347,00
Vestiários	80,00	700,00	25	d	60	35	0,65	56.000,00	36.400,00
Residência diretoria	360,00	800,00	30	c	60	30	0,61	288.000,00	175.680,00
Casa funcionário diretoria	96,00	800,00	30	c	60	30	0,61	76.800,00	46.848,00
Igreja	200,00	800,00	30	c	60	30	0,61	160.000,00	97.600,00
Depósito de insumos viveiro	312,00	500,00	20	c	60	40	0,76	156.000,00	118.560,00
Depósito de insumos viveiro	600,00	500,00	20	c	60	40	0,76	300.000,00	228.000,00
Lavador de bandejas e apoio	156,00	350,00	20	c	60	40	0,76	54.600,00	41.496,00
Estufa	2475,00	150,00	20	b	40	20	0,62	371.250,00	230.175,00
Estufa	1600,00	150,00	20	b	40	20	0,62	240.000,00	148.800,00
Estufa	3024,00	150,00	20	b	40	20	0,62	453.600,00	281.232,00
Estufa	800,00	150,00	20	b	40	20	0,62	120.000,00	74.400,00
Viveiro	8400,00	100,00	20	b	40	20	0,62	840.000,00	520.800,00
Viveiro	8400,00	100,00	20	b	40	20	0,62	840.000,00	520.800,00
Viveiro	1375,00	100,00	20	b	40	20	0,62	137.500,00	85.250,00
Refeitório	42,00	700,00	20	c	60	40	0,76	29.400,00	22.344,00
Escritório viveiro	180,00	800,00	20	c	60	40	0,76	144.000,00	109.440,00
Banheiros	20,00	700,00	20	c	60	40	0,76	14.000,00	10.640,00
Portaria entrada principal	49,00	700,00	20	c	60	40	0,76	34.300,00	26.068,00
Refeitório	250,00	800,00	5	b	60	55	0,95	200.000,00	190.000,00
Centro de treinamento	80,00	700,00	25	d	60	35	0,65	56.000,00	36.400,00
Prédio de apoio	144,00	700,00	25	d	60	35	0,65	100.800,00	65.520,00
Almoxarifado	60,00	700,00	25	d	60	35	0,65	42.000,00	27.300,00
Oficina	32,00	450,00	25	d	60	35	0,65	14.400,00	9.360,00
Depósito	480,00	550,00	25	d	60	35	0,65	264.000,00	171.600,00
Depósito e garagem	90,00	550,00	25	d	40	15	0,45	49.500,00	22.275,00
Depósito de insumos	640,00	450,00	25	d	60	35	0,65	288.000,00	187.200,00
Depósito	375,00	450,00	25	d	60	35	0,65	168.750,00	109.688,00
Barracão	384,00	550,00	25	d	60	35	0,65	211.200,00	137.280,00
Cobertura para implementos	144,00	450,00	25	e	60	35	0,58	64.800,00	37.584,00
Galpão	384,00	550,00	25	d	60	35	0,65	211.200,00	137.280,00
Barracão	312,00	550,00	25	d	60	35	0,65	171.600,00	111.540,00
Prédio apoio lubrificantes	96,00	600,00	25	d	60	35	0,65	57.600,00	37.440,00
Prédio de apoio	36,00	600,00	25	d	60	35	0,65	21.600,00	14.040,00
Prédios departamentos (08 unidades)	800,00	700,00	25	d	60	35	0,65	560.000,00	364.000,00
Prédio administração	120,00	700,00	25	d	60	35	0,65	84.000,00	54.600,00
Núcleo de educação ambiental	80,00	800,00	15	c	60	45	0,82	64.000,00	52.480,00
Quiosque NEA	50,00	450,00	15	c	40	25	0,72	22.500,00	16.200,00
Benfeitorias			20	e	40	20	0,51	800.000,00	408.000,00
Edificações e Benfeitorias	**37.113,00**							10.620.900,00	6.591.613,00
Custo de Reposição								485.576.337,34	481.547.050,34
Valor de Mercado									**481.547.050,00**
Valor de Liquidação Forçada	F.Deságio						0,65		**313.005.582,00**

Total Geral			
Valor	**Área do Terreno (ha)**	**Unitário (R$/ha)**	**Total (R$)**
Mercado de Compra e Venda:	25.532,15	18.860,42	**481.547.000,00**
Liquidação Forçada	F. Deságio:	0,65	**313.005.000,00**

CON$ULT
Soluções Patrimoniais

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	Osasco, 18 de Agosto de 2015.

MINUTA

ANEXOS

CON$ULT
Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

<table>
<tr><td colspan="5">O imóvel avaliando localiza-se no município de Capão Bonito, Estado de São Paulo.</td></tr>
<tr><td colspan="2" rowspan="2">Ponto no interior do avaliando:</td><td rowspan="2">Coordenadas Geográficas</td><td>S</td><td>23º 53' 48.45"</td></tr>
<tr><td>W</td><td>48º 22' 37.52"</td></tr>
<tr><td>Acesso:</td><td colspan="4">Tomando-se como referência a cidade de Capão Bonito, seguir pela Rod. Francisco Alves Negrão sentido Itapeva por aproximadamente 08 km. Neste ponto, seguir à direita por estrada municipal que liga Capão Bonito à Buri, até a entrada principal do avaliando.</td></tr>
</table>


270
300
116
Sorocaba
Sao Roque
Itapetininga
Itapeva
Avaliando
Itarare
30 km

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO TOPOGRÁFICO FORNECIDO, PORÉM SERVE APENAS REALIZADAS MEDIÇÕES GEORREFERENCIADAS. COMO REFERÊNCIA JÁ QUE NÃO FORAM AVALIANDO EM RELAÇÃO À REGIÃO CIRCUNVIZINHA. IMAGEM DE SATÉLITE DATA DAS IMAGENS: 16/09/2014

AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. DETALHE DA REGIÃO DO IMÓVEL ONDE SE CONCENTRAM AS EDIFICAÇÕES. IMAGEM DE SATÉLITE

OUTRA VISTA DAS EDIFICAÇÕES. OUTRA VISTA DO VIVEIRO. IMAGEM DE SATÉLITE

 Panorâmica do Projeto Lajeado. Panorâmica do Projeto Lajeado. Avaliando, entrada do Projeto São Roque. Estrada interna. Avaliando em ambos os lados da rodovia. Avaliando em ambos os lados da rodovia (Tijuco). FOTOS DO AVALIANDO

 Projeto Valinhos. Estrada interna, Projeto Valinhos. Projeto Mangueirinhas. Panorâmica do Projeto Mangueirinhas. Panorâmica do Projeto Açude do Lobo. Detalhe da Reserva Legal (Açude do Lobo). FOTOS DO AVALIANDO

CON$ULT
Soluções Patrimoniais

FOTOS DO AVALIANDO


Projeto Inglês.


Detalhe do reflorestamento no Projeto Inglês.


Estrada interna (Projeto Prainha).


Panorâmica (Projeto Prainha).


Rodovia (Projeto Deserto)


Panorâmica.

CON$ULT
Soluções Patrimoniais

FOTOS DO AVALIANDO



Área plantada (Projeto Suína).



Detalhe do eucalipto (Projeto Suína).



Reserva Legal.



Rodovia SP-127.



Rodovia SP-258.



Circunvizinhança (agricultura).

 05 / 06 / 07 - Casas de funcionário. 05 / 06 / 07 - Casas de funcionário. 03 - Cancha de bocha 04 - Salão de festas. 01 - Salas de reunião 02 – Depósito FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 12 - Residência diretoria 13 – Casa de funcionário diretoria 10 - Estação de tratamento de água 11 - Vestiários 08 – Barracão 09 - Cobertura para materiais FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 15 - Depósito de insumos viveiro 16 - Depósito de insumos viveiro 14 - Igreja 15 - Depósito de insumos viveiro FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 19 – Estufa 19 - Estufa 18 - Estufa 18 - Estufa 16 - Depósito de insumos viveiro 17 - Lavador de bandejas e apoio FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 21 – Estufa 21 – Estufa 20 – Estufa 21 – Estufa 20 – Estufa 20 – Estufa FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 23 – Viveiro 23 – Viveiro 22 – Viveiro 22 – Viveiro 21 – Estufa 21 – Estufa FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 25 – Refeitório Viveiros 26 - Escritório viveiro 24 – Viveiro 24 – Viveiro 23 – Viveiro 23 – Viveiro FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 31 - Prédio de apoio 32 - Almoxarifado 29 – Refeitório 30 - Centro de treinamento 27 – Banheiros 28 - Portaria entrada principal FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

 37 - Depósito 38 - Barracão 35 - Depósito e garagem 36 - Depósito de insumos 33 – Oficina 34 - Depósito FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

CON$ULT
Soluções Patrimoniais

FOTOS DAS EDIFICAÇÕES E BENFEITORIAS


39 – Apoio agroquímicos


40 - Galpão


41 – Depósito e garagem


42 - Prédio apoio lubrificantes


43 - Prédio de apoio


44 - Prédios departamentos (08 unidades)

 46 - Núcleo de educação ambiental 47 – Quiosque NEA 44 - Prédios departamentos (08 unidades) 45 – Prédio administração FOTOS DAS EDIFICAÇÕES E BENFEITORIAS

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária vista que os elementos comparativos são contemporâneos à avaliação. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS

As práticas de controle à erosão (exemplos:terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

MINUTA

CON$ULT
Soluções Patrimoniais

Comparativo 1					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
753,00	III	35%	263,55	0,7500	0,2625
	VI	35%	263,55	0,4000	0,1400
	VIII	30%	225,90	0,2000	0,0600
	Total	100%	753,00	Fator Class. Uso Solo Ponderado	0,4625

Comparativo 2					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
242,00	III	30%	72,60	0,7500	0,2250
	VI	50%	121,00	0,4000	0,2000
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	Fator Class. Uso Solo Ponderado	0,4650

Comparativo 3					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
701,00	III	35%	245,35	0,7500	0,2625
	VI	30%	210,30	0,4000	0,1200
	VIII	35%	245,35	0,2000	0,0700
	Total	100%	701,00	Fator Class. Uso Solo Ponderado	0,4525

Comparativo 4					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
2.052,00	III	45%	923,40	0,7500	0,3375
	VI	35%	718,20	0,4000	0,1400
	VIII	20%	410,40	0,2000	0,0400
	Total	100%	2.052,00	Fator Class. Uso Solo Ponderado	0,5175

Comparativo 5					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
215,38	III	30%	64,61	0,7500	0,2250
	VI	35%	75,38	0,4000	0,1400
	VIII	35%	75,38	0,2000	0,0700
	Total	100%	215,38	Fator Class. Uso Solo Ponderado	0,4350

Comparativo 6					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
147,62	III	35%	51,67	0,7500	0,2625
	VI	40%	59,05	0,4000	0,1600
	VIII	25%	36,91	0,2000	0,0500
	Total	100%	147,62	Fator Class. Uso Solo Ponderado	0,4725

Comparativo 7					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
205,70	III	40%	82,28	0,7500	0,3000
	VI	35%	72,00	0,4000	0,1400
	VIII	25%	51,43	0,2000	0,0500
	Total	100%	205,70	Fator Class. Uso Solo Ponderado	0,4900

Comparativo 8					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
242,00	III	35%	84,70	0,7500	0,2625
	VI	45%	108,90	0,4000	0,1800
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	Fator Class. Uso Solo Ponderado	0,4825

Avaliando					
Area Total(ha)	Classes solo	% classe	área/classe(ha)	Classe	Fator Classe de Uso
25.532,15	III	50%	12.766,08	0,7500	0,3750
	VI	30%	7.659,65	0,4000	0,1200
	VIII	20%	5.106,43	0,2000	0,0400
	Total	100%	25.532,15	Fator Class. Uso Solo Ponderado	0,5350

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}} \right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}} \right)}$$

Onde:
n = nº elementos M = média aritmética
q = média saneada S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

Número de Elementos	8	
Média Aritmética	18.602,25	
Desvio Padrão	3.778,04	
Coeficiente de Variação	20%	
Limite Inferior	14.881,80	
Limite Superior	22.322,70	
Elementos saneados	8	
Média Saneada	18.602,25	
t de Student	1,4150	
Intervalo de Confiabilidade		
Inferior	16.712,18	-10,2%
Superior	20.492,32	10,2%
Hipótese de rejeição	-	
Aceito a Média Saneada		

AVALIAÇÃO

Área (ha)	25.532,15

Valor de Mercado para Venda

Unitário Saneado	18.602,25
Valor do imóvel (R$)	474.955.437,00
Intervalo de Confiabilidade	
Inferior	426.697.824
Superior	523.213.050

Valor de Liq. Forçada	308.721.034,05
fator	0,65

Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado.


Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda)
30.000
25.000
20.000
15.000
10.000
Unitários Observados (R$/ha)
10.000
15.000
20.000
25.000
30.000
Unitários Estimados pelo Modelo (R$/ha)

MINUTA

CON$ULT
Soluções Patrimoniais

FATOR CLASSE DE USO DO SOLO

Elemento	Valor unitário R$ /ha	Classe Uso Solo Comparativo	Classe Uso Solo Avaliando	Fator Classe de Uso	Diferença (R$) Classe de Uso	E H P US
1	23.520,00	0,4625	0,5350	1,1568	3686,92	27.206,92
2	20.247,93	0,4650	0,5350	1,1505	3048,08	23.296,01
3	20.247,28	0,4525	0,5350	1,1823	3691,49	23.938,77
4	12.154,48	0,5175	0,5350	1,0338	411,02	12.565,50
5	18.000,00	0,4350	0,5350	1,2299	4137,93	22.137,93
6	24.000,00	0,4725	0,5350	1,1323	3174,60	27.174,60
7	26.203,21	0,4900	0,5350	1,0918	2406,42	28.609,63
8	20.247,93	0,4825	0,5350	1,1088	2203,14	22.451,08
Média	20.577,60				**Média**	23.422,55
Desvio padrão	4.308,42				**Desvio padrão**	5.015,08
Coef. Var.	20,94%				**Coef. Var.**	21,41%

FATOR ÁREA

Elemento	Valor unitário R$ /ha	Fator Área Comparativo	Fator Área Avaliando	Fator Área	Diferença (R$) Área	E H P S
1	23.520,00	0,8000	0,7000	0,8750	-2940,00	20.580,00
2	20.247,93	0,9000	0,7000	0,7778	-4499,54	15.748,39
3	20.247,28	0,8000	0,7000	0,8750	-2530,91	17.716,37
4	12.154,48	0,7000	0,7000	1,0000	0,00	12.154,48
5	18.000,00	0,9000	0,7000	0,7778	-4000,00	14.000,00
6	24.000,00	1,0000	0,7000	0,7000	-7200,00	16.800,00
7	26.203,21	0,9000	0,7000	0,7778	-5822,94	20.380,27
8	20.247,93	0,9000	0,7000	0,7778	-4499,54	15.748,39
Média	20.577,60				**Média**	16.640,99
Desvio padrão	4.308,42				**Desvio padrão**	2.912,46
Coef. Var.	20,94%				**Coef. Var.**	17,50%

FATOR OCUPAÇÃO

Elemento	Valor unitário R$ /ha	Fator Ocupação Comparativo	Fator Ocupação Avaliando	Fator Ocupação	Diferença (R$) Ocupação	E H PA
1	23.520,00	0,9000	0,9000	1,0000	0,00	23.520,00
2	20.247,93	1,0000	0,9000	0,9000	-2024,79	18.223,14
3	20.247,28	0,9000	0,9000	1,0000	0,00	20.247,28
4	12.154,48	1,0000	0,9000	0,9000	-1215,45	10.939,04
5	18.000,00	0,9000	0,9000	1,0000	0,00	18.000,00
6	24.000,00	1,0000	0,9000	0,9000	-2400,00	21.600,00
7	26.203,21	1,0000	0,9000	0,9000	-2620,32	23.582,89
8	20.247,93	0,8500	0,9000	1,0588	1191,05	21.438,99
Média	20.577,60				**Média**	19.693,92
Desvio padrão	4.308,42				**Desvio padrão**	4.113,19
Coef. Var.	20,94%				**Coef. Var.**	20,89%

CON$ULT
Soluções Patrimoniais

TESTE DE DISPERSÃO DO RESULTADO DA APLICAÇÃO DOS FATORES

	Unitário sem fatores	F. Uso do Solo	Uso + Área + Ocupação	Uso +Área	Uso + Ocupação	Área + Ocupação
	23.520,00	27.206,92	24.266,92	24.266,92	27.206,92	20.580,00
	20.247,93	23.296,01	16.771,68	18.796,47	21.271,22	13.723,60
	20.247,28	23.938,77	21.407,86	21.407,86	23.938,77	17.716,37
	12.154,48	12.565,50	11.350,06	12.565,50	11.350,06	10.939,04
	18.000,00	22.137,93	18.137,93	18.137,93	22.137,93	14.000,00
	24.000,00	27.174,60	17.574,60	19.974,60	24.774,60	14.400,00
	26.203,21	28.609,63	20.166,37	22.786,69	25.989,30	17.759,95
	20.247,93	22.451,08	19.142,59	17.951,54	23.642,13	16.939,45
Média	20.577,60	23.422,55	18.602,25	19.485,94	22.538,87	15.757,30
Desvio padrão	4.308,42	5.015,08	3.778,04	3.590,16	4.911,05	3.042,24
Coef. Var.	20,94%	21,41%	20,31%	18,42%	21,79%	19,31%

SANEAMENTO

	Uso + Área + Ocupação	coef geral homog.
	24.266,92	1,0318
	16.771,68	0,8283
	21.407,86	1,0573
	11.350,06	0,9338
	18.137,93	1,0077
	17.574,60	0,7323
	20.166,37	0,7696
	19.142,59	0,9454
Média	18.602,25	0,9040
-30%	13.021,58	
+30%	24.182,93

ANÁLISE DE RESÍDUOS RESÍDUOS RELATIVOS 90% 80% 70% 60% 50% 40% 30% 20% 10% 10% 20% 30% 40% 50% 60% 70% 80% 90% Amostra Unitário Resíduo 1 - - - - - - - - - -1 00% 0% 00% Observado Estimado Absoluto Relativo 1 23.520,00 24.266,92 746,92 3% 2 20.247,93 16.771,68 (3.476,26) -17% 3 20.247,28 21.407,86 1.160,58 6% 4 12.154,48 11.350,06 (804,43) -7% 5 18.000,00 18.137,93 137,93 1% 6 24.000,00 17.574,60 (6.425,40) -27% 7 26.203,21 20.166,37 (6.036,84) -23% 8 20.247,93 19.142,59 (1.105,34) -5% 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 25 MÉDIA DE RESÍDUOS RELATIVOS 8,87%

CON$ULT
Soluções Patrimoniais

AMOSTRA

Amostra		Avaliando	Comparativo 1	Comparativo 2	Comparativo 3	Comparativo 4
Local		a 05 km de Capão Bonito	a 30 km de Capão Bonito	a 30 km de Capão Bonito	a 15 km de Capão Bonito	a 28 km de Capão Bonito
Município		Capão Bonito e Buri	Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito
UF		SP	SP	SP	SP	SP
Data Base	-		ago/15	ago/15	ago/15	ago/15
Preço (R$)	-		18.072.000,00	5.000.000,00	14.483.000,00	25.450.000,00
preço/ha	-		24.000,00	20.661,16	20.660,49	12.402,53
%à vista	-		100%	100%	100%	100%
Situação	-		oferta	oferta	oferta	oferta
Área Terreno		25.532,15	753,00	242,00	701,00	2.052,00
Classe Uso		0,5350	0,4625	0,4650	0,4525	0,5175
Fator Área		acima de 1001 ha	de 501 a 1000 ha	de 151 a 500 ha	de 501 a 1000 ha	acima de 1001 ha
Topografia		suave ondulada a ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras		no padrão regional	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação		predominantemente reflorestamento	predominantemente pastagens	predominantemente cultivada	predominantemente pastagens	predominantemente cultivada
benfeitorias densidade		no padrão regional	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?		sim	sim	sim	sim	sim
Imobiliária	-		Eron Imóveis	Pothal Imóveis	Acore Imóveis	Alta Imóveis
Contato	-		Sr. Toni	Sr. Arthur	Sr.Fabio	Sr.Altair
Telefone	-		(15) 3279-3502	(15) 3542-2530	(15) 3276-1197	(15)3234-2834
Observação	-		-	-	-	-

Amostra	Comparativo 5	Comparativo 6	Comparativo 7	Comparativo 8
Local	a 18 km de Capão Bonito	a 20 km de Capão Bonito	a 30 km de Capão Bonito	a 25 km de Capão Bonito
Município	Capão Bonito	Capão Bonito	Itapetininga	São Miguel Arcanjo
UF	SP	SP	SP	SP
Data Base	ago/15	ago/15	ago/15	ago/15
Preço (R$)	3.876.840,00	3.542.880,00	5.500.000,00	5.000.000,00
preço/ha	18.000,00	24.000,00	26.737,97	20.661,16
%à vista	100%	100%	100%	100%
Situação	oferta	oferta	oferta	oferta
Área Terreno	215,38	147,62	205,70	242,00
Classe Uso	0,4350	0,4725	0,4900	0,4825
Fator Área	de 151 a 500 ha	até 150 ha	de 151 a 500 ha	de 151 a 500 ha
Topografia	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação	predominantemente pastagens	predominantemente cultivada	predominantemente cultivada	formada com pastagens
benfeitorias densidade	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?	sim	sim	sim	sim
Imobiliária	Corretor Autônomo	Corretor Autônomo	Fonseca Imoveis Rurais	Fonseca Imoveis Rurais
Contato	Sr. José Antonio	Sr. José Antonio	Sr. Fonseca	Sr. Fonseca
Telefone	(15) 99724-2187	(15) 99724-2188	(15) 3242-4894	(15) 3242-4894
Observação	-	-	-	-

CON$ULT
Soluções Patrimoniais

FONTES CONSULTADAS

1. Riza Imóveis
Tel.: (15) 3521-3456 – Sr. Alessandro

2. Imobiliária Porthal Imóveis
Tel.: (15) 3542-2530 – Sr. Arthur

3. M&C Imóveis
Tel.: (15) 3414-6555 – Sra. Cláudia

4. Mendes Ortega Assessoria Imobiliária
Tel.: (15) 3224-4140 – Sr. Ferreira

5. Eron Imóveis
Tel.: (15) 3279-3502 – Sr. Toni

6. Alta Imóveis
Tel.: (15) 3234-2834 / 9777-1920 - Sr. Altair

7. Bem Morar
Tel.: (15) 9711-9894 - Sr. João

8. Marcio Moreno Negócios Imobiliários
Tel.: (15) 3542-3780 – Sr. Márcio

9. Freitas imóveis
Tel.: (42) 3238-1495 – Sra. Solange

10. Acores Imoveis
Tel.: (15) 3276-1197 – Sr. Fabio

11. Corretor Autônomo
Tel.: (15) 99741-5290 – Sr. Joaquim

12. Corretor Autônomo
Tel.: (15) 99974-7705 – Sr. Marcio

MINUTA

DOCUMENTAÇÃO DO IMÓVEL

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES. VALOR DE MERCADO DE COMPRA E VENDA: R$ 139.881.000,00 VALOR DE LIQUIDAÇÃO FORÇADA: R$ 90.922.000,00 DATA BASE: Agosto / 2015. TIPO: Imóvel Rural MATRÍCULAS: 12.023, 12.024, 12.025, 12.026, 12.027, 12.028, 14.291 do CRI de Capão Bonito-SP. ÁREA TOTAL: 7.519,62 ha (conforme Fibria). IMÓVEL: Fazenda Santa Fé MUNICÍPIO: Capão Bonito UF: SP FINALIDADE: Apoio à operação interna. OBJETIVO: Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada. SOLICITANTE: VOTORANTIM INDUSTRIAL - VID Laudo de Avaliação 20.802.003/0815

CON$ULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu à avaliação do imóvel rural denominado **Fazenda Santa Fé,** localizado no município de Capão Bonito, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Asfalto	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Itapetininga-SP (150.100 habitantes) Sorocaba-SP (559.200 habitantes)
Atividades agrícolas:	Reflorestamento, Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 39,22% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 49,09%, de 100 a 500 ha com 8,35% e áreas no intervalo de 500 a 2000 ha são 2,11%, e maiores que 2000 ha são 1,00% do total de áreas na região de Capão Bonito - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada.
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados)
Tipos de solo:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

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Soluções Patrimoniais

3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Paranapanema e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos		**Equipamentos Comunitários**		**Intensidade de Tráfego**	
X	Ônibus	X	Segurança		Alta
X	Lotação	X	Educação	X	Média
	Metrô	X	Saúde		Baixa
	Trem	X	Cultura		
	Embarcação	X	Lazer		

Nível de Escoamento	
X	Bom
	Regular
	Ruim

Principais vias de acesso:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em estado regular de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

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Soluções Patrimoniais

4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Grande (469,98 módulos fiscais de 16,00 ha).
Topografia:	Suave ondulada a ondulada.
Textura:	Areno-argilosa, em alguns locais argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Rio Paranapanema, nascentes e córregos.
Data da vistoria:	14/07/2015

4.2 Uso Atual

TIPO	ÁREA (ha)	PERCENTUAL
Área efetiva com eucalipto(1)	5.817,79	77,37%
Demais áreas(2)	1.701,83	22,63%
TOTAL	**7.519,62**	**100,00%**

(1) - Área obtida junto à Fibria.

(2) – Áreas com outros usos, reserva legal e preservação permanente.

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Soluções Patrimoniais

4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento com eucalipto.
Aproveitamento:	77,37% de aproveitamento, **respeitando** a reserva legal obrigatória de 20%.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Ausentes.
Conservação do solo:	Constatamos a presença de práticas conservacionistas.
Estradas internas:	Em bom estado de conservação.
Localização:	Boa; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área avalianda possui 7.519,62 ha e enquadra-se na seguinte classificação:

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	50,00%	3.759,81
B	VI	30,00%	2.255,89
C	VIII	20,00%	1.503,92
TOTAL		**100,00%**	**7.519,62**

[1] - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo: - Cópias das Matrículas Nos 12.023, 12.024, 12.025, 12.026, 12.027, 12.028, 14.291 do CRI de Capão Bonito-SP; - Levantamentos topográficos georreferenciados dos projetos que compõem a Fazenda Santa Fé; - Mapa total dos projetos, simples e de uso; - Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos. Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria. Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de diligência e auditoria. Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho. Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização. Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação. Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria. A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas. A remuneração da Consult não está condicionada a nenhuma conclusões contidas neste relatório ou de seu uso. ação nem resulta das análises, opiniões, Nível de Oferta Nível de Demanda Absorção Desempenho do Mercado Atual Alto Médio/Alto Médio Médio/Baixo Baixo Alto Médio/Alto Médio Médio/Baixo Baixo Rápida Normal/Rápida Normal Normal/Difícil Difícil Aquecido Normal/Aquecido Normal Normal/Recessivo Recessivo X X X X Situação Atual do Mercado dos Imóveis Concorrentes 6. DIAGNÓSTICO DE MERCADO 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação O presente trabalho é classificado como "Grau I" quanto à fundamentação conforme a pontuação atingida para fins de classificação das avaliações e "Grau III" quanto à precisão, as exigências definidas na NBR 14653-3:2011. Tratamento dos Dados e Identificação do Resultado O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda. Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência: - Equivalência de situação Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados. - Equivalência de tempo Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação. - Equivalência de características Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc. De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50. Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo. A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos. Para efeito de liquidação forçada estabeleceu-se um deságio adicional sobre o valor de mercado, também apresentado nos memoriais de cálculo. Determinação do Valor do Terreno 7. AVALIAÇÃO

CONSULT
Soluções Patrimoniais

Memorial de Cálculo

Valor	Área do Terreno (ha)	Unitário (R$/ha)	Total (R$)
Mercado de Compra e Venda:	7.519,62	18.602,25	**139.881.000,00**
Liquidação Forçada	F. Deságio:	0,65	**90.922.000,00**

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	Osasco, 18 de Agosto de 2015.

MINUTA

ANEXOS

CON$ULT
Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

O imóvel avaliando localiza-se no município de Capão Bonito, Estado de São Paulo.			
Ponto no interior do avaliando:	Coordenadas Geográficas	S	24º 00' 9.41"
		W	48º 13' 24.17"

Acesso:	Tomando-se como referência a cidade de Capão Bonito, seguir sentido Cruz de Ferro (antiga estrada de Iguape) por cerca de 06 km, manter-se à esquerda na bifurcação. Percorrer mais 4,5 km até a entrada da Sede do Projeto Retiro, à esquerda da estrada.


270
Sorocaba
300
330
381
Sao Roque
116
Sao Paulo
Sao Caetano
Sao Bernardo
Itapetininga
Itapeva
Itarare
Avaliando
116
30 km

CON$ULT
Soluções Patrimoniais

IMAGEM DE SATÉLITE **DATAS DAS IMAGENS: 06/09/2013 e 10/09/2014**


SP-250
SP-127
SP-258
Capão Bonito
Fazenda Santa Fé

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO TOPOGRÁFICO GEORREFERENCIADO FORNECIDO, PORÉM SERVE APENAS COMO REFERÊNCIA JÁ QUE NÃO FORAM REALIZADAS MEDIÇÕES GEORREFERENCIADAS.


Buri
São Miguel Arcanjo
BR-373
SP-258
SP-250
Capão Bonito
Fazenda Santa Fé
SP-181
Ribeirão Grande
SP-139
SP-252
Guapiara

AVALIANDO EM RELAÇÃO À REGIÃO CIRCUNVIZINHA.

AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. DETALHE DO RELEVO. IMAGEM DE SATÉLITE

 Placa de identificação do Projeto Boa Vista. Detalhe de estrada interna. Panorâmica. Estrada municipal que corta o avaliando. Entrada do avaliando (Portaria do Projeto Retiro). Panorâmica. FOTOS DO AVALIANDO

 Vista de propriedade Vizinha. Estrada interna. Estrada interna. Detalhe de reserva legal (Projeto Lavrinhas). Panorâmica. Panorâmica. FOTOS DO AVALIANDO

 Detalhe do córrego. Panorâmica. Panorâmica. Estrada municipal. Panorâmica. Reserva Legal ao fundo. FOTOS DO AVALIANDO

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária vista que os elementos comparativos são contemporâneos à avaliação. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS

As práticas de controle à erosão (exemplos:terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

CON$ULT
Soluções Patrimoniais

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
753,00	III	35%	263,55	0,7500	0,2625
	VI	35%	263,55	0,4000	0,1400
	VIII	30%	225,90	0,2000	0,0600
	Total	100%	753,00	**Fator Class. Uso Solo Ponderado**	**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
242,00	III	30%	72,60	0,7500	0,2250
	VI	50%	121,00	0,4000	0,2000
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	**Fator Class. Uso Solo Ponderado**	**0,4650**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
701,00	III	35%	245,35	0,7500	0,2625
	VI	30%	210,30	0,4000	0,1200
	VIII	35%	245,35	0,2000	0,0700
	Total	100%	701,00	**Fator Class. Uso Solo Ponderado**	**0,4525**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
2.052,00	III	45%	923,40	0,7500	0,3375
	VI	35%	718,20	0,4000	0,1400
	VIII	20%	410,40	0,2000	0,0400
	Total	100%	2.052,00	**Fator Class. Uso Solo Ponderado**	**0,5175**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
215,38	III	30%	64,61	0,7500	0,2250
	VI	35%	75,38	0,4000	0,1400
	VIII	35%	75,38	0,2000	0,0700
	Total	100%	215,38	**Fator Class. Uso Solo Ponderado**	**0,4350**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
147,62	III	35%	51,67	0,7500	0,2625
	VI	40%	59,05	0,4000	0,1600
	VIII	25%	36,91	0,2000	0,0500
	Total	100%	147,62	**Fator Class. Uso Solo Ponderado**	**0,4725**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
205,70	III	40%	82,28	0,7500	0,3000
	VI	35%	72,00	0,4000	0,1400
	VIII	25%	51,43	0,2000	0,0500
	Total	100%	205,70	**Fator Class. Uso Solo Ponderado**	**0,4900**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
242,00	III	35%	84,70	0,7500	0,2625
	VI	45%	108,90	0,4000	0,1800
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	**Fator Class. Uso Solo Ponderado**	**0,4825**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe	Fator Classe de Uso
7.519,62	III	50%	3.759,81	0,7500	0,3750
	VI	30%	2.255,89	0,4000	0,1200
	VIII	20%	1.503,92	0,2000	0,0400
	Total	100%	7.519,62	**Fator Class. Uso Solo Ponderado**	**0,5350**

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

MINUTA

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}} \right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}} \right)}$$

Onde:
n = nº elementos M = média aritmética
q = média saneada S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

Número de Elementos	8	
Média Aritmética	18.602,25	
Desvio Padrão	3.778,04	
Coeficiente de Variação	20%	
Limite Inferior	14.881,80	
Limite Superior	22.322,70	
Elementos saneados	8	
Média Saneada	18.602,25	
t de Student	1,4150	
Intervalo de Confiabilidade		
Inferior	16.712,18	-10,2%
Superior	20.492,32	10,2%
Hipótese de rejeição	-	
Aceito a Média Saneada		

AVALIAÇÃO

Área (ha)	7.519,62

Valor de Mercado para Venda

Unitário Saneado	18.602,25
Valor do imóvel (R$)	139.881.851,00
Intervalo de Confiabilidade	
Inferior	125.669.225
Superior	154.094.477

Valor de Liq. Forçada	90.923.203,15
fator	0,65

Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado.


Gráfico de Unitários Observados *versus* Unitários Estimados pelo Modelo (venda)
Unitários Observados (R$/ha)
Unitários Estimados pelo Modelo (R$/ha)
30.000
25.000
20.000
15.000
10.000
10.000
15.000
20.000
25.000
30.000

CON$ULT
Soluções Patrimoniais

FATOR CLASSE DE USO DO SOLO

Elemento	Valor unitário R$ /ha	Classe Uso Solo Comparativo	Classe Uso Solo Avaliando	Fator Classe de Uso	Diferença (R$) Classe de Uso	E H P US
1	23.520,00	0,4625	0,5350	1,1568	3686,92	27.206,92
2	20.247,93	0,4650	0,5350	1,1505	3048,08	23.296,01
3	20.247,28	0,4525	0,5350	1,1823	3691,49	23.938,77
4	12.154,48	0,5175	0,5350	1,0338	411,02	12.565,50
5	18.000,00	0,4350	0,5350	1,2299	4137,93	22.137,93
6	24.000,00	0,4725	0,5350	1,1323	3174,60	27.174,60
7	26.203,21	0,4900	0,5350	1,0918	2406,42	28.609,63
8	20.247,93	0,4825	0,5350	1,1088	2203,14	22.451,08
Média	20.577,60				**Média**	23.422,55
Desvio padrão	4.308,42				**Desvio padrão**	5.015,08
Coef. Var.	20,94%				**Coef. Var.**	21,41%

FATOR ÁREA

Elemento	Valor unitário R$ /ha	Fator Área Comparativo	Fator Área Avaliando	Fator Área	Diferença (R$) Área	E H P S
1	23.520,00	0,8000	0,7000	0,8750	-2940,00	20.580,00
2	20.247,93	0,9000	0,7000	0,7778	-4499,54	15.748,39
3	20.247,28	0,8000	0,7000	0,8750	-2530,91	17.716,37
4	12.154,48	0,7000	0,7000	1,0000	0,00	12.154,48
5	18.000,00	0,9000	0,7000	0,7778	-4000,00	14.000,00
6	24.000,00	1,0000	0,7000	0,7000	-7200,00	16.800,00
7	26.203,21	0,9000	0,7000	0,7778	-5822,94	20.380,27
8	20.247,93	0,9000	0,7000	0,7778	-4499,54	15.748,39
Média	20.577,60				**Média**	16.640,99
Desvio padrão	4.308,42				**Desvio padrão**	2.912,46
Coef. Var.	20,94%				**Coef. Var.**	17,50%

FATOR OCUPAÇÃO

Elemento	Valor unitário R$ /ha	Fator Ocupação Comparativo	Fator Ocupação Avaliando	Fator Ocupação	Diferença (R$) Ocupação	E H PA
1	23.520,00	0,9000	0,9000	1,0000	0,00	23.520,00
2	20.247,93	1,0000	0,9000	0,9000	-2024,79	18.223,14
3	20.247,28	0,9000	0,9000	1,0000	0,00	20.247,28
4	12.154,48	1,0000	0,9000	0,9000	-1215,45	10.939,04
5	18.000,00	0,9000	0,9000	1,0000	0,00	18.000,00
6	24.000,00	1,0000	0,9000	0,9000	-2400,00	21.600,00
7	26.203,21	1,0000	0,9000	0,9000	-2620,32	23.582,89
8	20.247,93	0,8500	0,9000	1,0588	1191,05	21.438,99
Média	20.577,60				**Média**	19.693,92
Desvio padrão	4.308,42				**Desvio padrão**	4.113,19
Coef. Var.	20,94%				**Coef. Var.**	20,89%

CON$ULT
Soluções Patrimoniais

	TESTE DE DISPERSÃO DO RESULTADO DA APLICAÇÃO DOS FATORES					
	Unitário sem fatores	F. Uso do Solo	Uso + Área + Ocupação	Uso +Área	Uso + Ocupação	Área + Ocupação
	23.520,00	27.206,92	24.266,92	24.266,92	27.206,92	20.580,00
	20.247,93	23.296,01	16.771,68	18.796,47	21.271,22	13.723,60
	20.247,28	23.938,77	21.407,86	21.407,86	23.938,77	17.716,37
	12.154,48	12.565,50	11.350,06	12.565,50	11.350,06	10.939,04
	18.000,00	22.137,93	18.137,93	18.137,93	22.137,93	14.000,00
	24.000,00	27.174,60	17.574,60	19.974,60	24.774,60	14.400,00
	26.203,21	28.609,63	20.166,37	22.786,69	25.989,30	17.759,95
	20.247,93	22.451,08	19.142,59	17.951,54	23.642,13	16.939,45
Média	20.577,60	23.422,55	18.602,25	19.485,94	22.538,87	15.757,30
Desvio padrão	4.308,42	5.015,08	3.778,04	3.590,16	4.911,05	3.042,24
Coef. Var.	20,94%	21,41%	20,31%	18,42%	21,79%	19,31%

	SANEAMENTO	
	Uso + Área + Ocupação	coef geral homog.
	24.266,92	1,0318
	16.771,68	0,8283
	21.407,86	1,0573
	11.350,06	0,9338
	18.137,93	1,0077
	17.574,60	0,7323
	20.166,37	0,7696
	19.142,59	0,9454
Média	18.602,25	0,9040
-30%	13.021,58	
+30%	24.182,93

ANÁLISE DE RESÍDUOS RESÍDUOS RELATIVOS 90% 80% 70% 60% 50% 40% 30% 20% 10% 10% 20% 30% 40% 50% 60% 70% 80% 90% Amostra Unitário Resíduo 1 - - - - - - - - - -1 00% 0% 00% Observado Estimado Absoluto Relativo 1 23.520,00 24.266,92 746,92 3% 2 20.247,93 16.771,68 (3.476,26) -17% 3 20.247,28 21.407,86 1.160,58 6% 4 12.154,48 11.350,06 (804,43) -7% 5 18.000,00 18.137,93 137,93 1% 6 24.000,00 17.574,60 (6.425,40) -27% 7 26.203,21 20.166,37 (6.036,84) -23% 8 20.247,93 19.142,59 (1.105,34) -5% 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 25 MÉDIA DE RESÍDUOS RELATIVOS 8,87%

AMOSTRA

Amostra		Avaliando	Comparativo 1	Comparativo 2	Comparativo 3	Comparativo 4
Local		a 10 km de Capão Bonito	a 30 km de Capão Bonito	a 30 km de Capão Bonito	a 15 km de Capão Bonito	a 28 km de Capão Bonito
Município		Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito
UF		SP	SP	SP	SP	SP
Data Base	-		ago/15	ago/15	ago/15	ago/15
Preço (R$)	-		18.072.000,00	5.000.000,00	14.483.000,00	25.450.000,00
preço/ha	-		24.000,00	20.661,16	20.660,49	12.402,53
%à vista	-		100%	100%	100%	100%
Situação	-		oferta	oferta	oferta	oferta
Área Terreno		7.519,62	753,00	242,00	701,00	2.052,00
Classe Uso		0,5350	0,4625	0,4650	0,4525	0,5175
Fator Área		acima de 1001 ha	de 501 a 1000 ha	de 151 a 500 ha	de 501 a 1000 ha	acima de 1001 ha
Topografia		suave ondulada a ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras		no padrão regional	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação		predominantemente reflorestamento	predominantemente pastagens	predominantemente cultivada	predominantemente pastagens	predominantemente cultivada
benfeitorias densidade		ausentes	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?		não	sim	sim	sim	sim
Imobiliária	-		Eron Imóveis	Pothal Imóveis	Acore Imóveis	Alta Imóveis
Contato	-		Sr. Toni	Sr. Arthur	Sr.Fabio	Sr.Altair
Telefone	-		(15) 3279-3502	(15) 3542-2530	(15) 3276-1197	(15)3234-2834
Observação	-		-	-	-	-

Amostra	Comparativo 5	Comparativo 6	Comparativo 7	Comparativo 8
Local	a 18 km de Capão Bonito	a 20 km de Capão Bonito	a 30 km de Capão Bonito	a 25 km de Capão Bonito
Município	Capão Bonito	Capão Bonito	Itapetininga	São Miguel Arcanjo
UF	SP	SP	SP	SP
Data Base	ago/15	ago/15	ago/15	ago/15
Preço (R$)	3.876.840,00	3.542.880,00	5.500.000,00	5.000.000,00
preço/ha	18.000,00	24.000,00	26.737,97	20.661,16
%à vista	100%	100%	100%	100%
Situação	oferta	oferta	oferta	oferta
Área Terreno	215,38	147,62	205,70	242,00
Classe Uso	0,4350	0,4725	0,4900	0,4825
Fator Área	de 151 a 500 ha	até 150 ha	de 151 a 500 ha	de 151 a 500 ha
Topografia	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação	predominantemente pastagens	predominantemente cultivada	predominantemente cultivada	fomada com pastagens
benfeitorias densidade	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?	sim	sim	sim	sim
Imobiliária	Corretor Autônomo	Corretor Autônomo	Fonseca Imoveis Rurais	Fonseca Imoveis Rurais
Contato	Sr. José Antonio	Sr. José Antonio	Sr. Fonseca	Sr. Fonseca
Telefone	(15) 99724-2187	(15) 99724-2188	(15) 3242-4894	(15) 3242-4894
Observação	-	-	-	-

CON$ULT
Soluções Patrimoniais

FONTES CONSULTADAS

1. Riza Imóveis
Tel.: (15) 3521-3456 – Sr. Alessandro

2. Imobiliária Porthal Imóveis
Tel.: (15) 3542-2530 – Sr. Arthur

3. M&C Imóveis
Tel.: (15) 3414-6555 – Sra. Cláudia

4. Mendes Ortega Assessoria Imobiliária
Tel.: (15) 3224-4140 – Sr. Ferreira

5. Eron Imóveis
Tel.: (15) 3279-3502 – Sr. Toni

6. Alta Imóveis
Tel.: (15) 3234-2834 / 9777-1920 - Sr. Altair

7. Bem Morar
Tel.: (15) 9711-9894 - Sr. João

8. Marcio Moreno Negócios Imobiliários
Tel.: (15) 3542-3780 – Sr. Márcio

9. Freitas imóveis
Tel.: (42) 3238-1495 – Sra. Solange

10. Acores Imoveis
Tel.: (15) 3276-1197 – Sr. Fabio

11. Corretor Autônomo
Tel.: (15) 99741-5290 – Sr. Joaquim

12. Corretor Autônomo
Tel.: (15) 99974-7705 – Sr. Marcio

MINUTA

DOCUMENTAÇÃO DO IMÓVEL

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES. VALOR DE MERCADO DE COMPRA E VENDA: R$ 13.221.000,00 VALOR DE LIQUIDAÇÃO FORÇADA: R$ 8.593.000,00 DATA BASE: Agosto / 2015 TIPO: Imóvel Rural MATRÍCULAS: 14.072, 14.073, 14.074, 14.075, 14.076, 14.077, 14.078, 14.079 do CRI de Capão Bonito-SP. ÁREA TOTAL: 726,68 ha (conforme Fibria). IMÓVEL: Fazenda Santana MUNICÍPIO: Capão Bonito UF: SP FINALIDADE: Apoio à operação interna. OBJETIVO: Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada. SOLICITANTE: VOTORANTIM INDUSTRIAL - VID Laudo de Avaliação 20.802.004/0815

CONSULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu à avaliação do imóvel rural denominado **Fazenda Santana,** localizado no município de Capão Bonito, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Terra batida	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Itapetininga-SP (150.100 habitantes) Sorocaba-SP (559.200 habitantes)
Atividades agrícolas:	Reflorestamento, Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 39,22% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 49,09%, de 100 a 500 ha com 8,35% e áreas no intervalo de 500 a 2000 ha são 2,11%, e maiores que 2000 ha são 1,00% do total de áreas na região de Capão Bonito - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada.
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados)
Tipos de solo:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

MINUTA

CON$ULT
Soluções Patrimoniais

3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Paranapanema e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos		**Equipamentos Comunitários**		**Intensidade de Tráfego**					
X	Ônibus	X	Segurança		Alta	X	Média		Baixa
X	Lotação	X	Educação						
	Metrô	X	Saúde	**Nível de Escoamento**					
	Trem	X	Cultura	X	Bom		Regular		Ruim
	Embarcação	X	Lazer						

Principais vias de acesso:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em estado regular de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	BR-373, SP-181, SP-250, SP-127, SP-270, SP-280 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

MINUTA

CON$ULT
Soluções Patrimoniais

4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Grande (45,42 módulos fiscais de 16,00 ha).
Topografia:	Suave ondulada a ondulada.
Textura:	Areno-argilosa, em alguns locais argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Latossolo vermelho distrófico + Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Rio Paranapanema, nascentes e córregos.
Data da vistoria:	14/07/2015

4.2 Uso Atual

TIPO	ÁREA (ha)	PERCENTUAL
Área efetiva com eucalipto[1]	379,1	52,17%
Demais áreas[2]	347,58	47,83%
TOTAL	**726,68**	**100,00%**

[1] - Área obtida junto à Fibria.

[2] – Áreas com outros usos, de reserva legal e de preservação permanente.

MINUTA

CON$ULT
Soluções Patrimoniais

4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento com eucalipto.
Aproveitamento:	52,17% de aproveitamento, **respeitando** a reserva legal obrigatória de 20%.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio, indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Ausentes.
Conservação do solo:	Constatamos a presença de práticas conservacionistas.
Estradas internas:	Em bom estado de conservação.
Localização:	Boa; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área avalianda possui 726,68 ha e enquadra-se na seguinte classificação:

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) (1)
A	III	45,00%	327,006
B	IV	5,00%	36,334
C	VIII	50,00%	363,34
TOTAL		**100,00%**	**726,68**

(1) - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo: - Cópias das Matrículas Nos 14.072, 14.073, 14.074, 14.075, 14.076, 14.077, 14.078, 14.079 do CRI de Capão Bonito-SP; - Levantamentos topográficos georreferenciados dos projetos que compõem a Fazenda Santana; - Mapa total dos projetos, simples e de uso; - Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos. Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria. Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de diligência e auditoria. Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho. Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização. Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação. Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria. A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas. A remuneração da Consult não está condicionada a nenhuma conclusões contidas neste relatório ou de seu uso. ação nem resulta das análises, opiniões, Nível de Oferta Nível de Demanda Absorção Desempenho do Mercado Atual Alto Médio/Alto Médio Médio/Baixo Baixo Alto Médio/Alto Médio Médio/Baixo Baixo Rápida Normal/Rápida Normal Normal/Difícil Difícil Aquecido Normal/Aquecido Normal Normal/Recessivo Recessivo X X X X Situação Atual do Mercado dos Imóveis Concorrentes 6. DIAGNÓSTICO DE MERCADO 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação O presente trabalho é classificado como "Grau I" quanto à fundamentação conforme a pontuação atingida para fins de classificação das avaliações e "Grau III" quanto à precisão, as exigências definidas na NBR 14653-3:2011. Tratamento dos Dados e Identificação do Resultado O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda. Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência: - Equivalência de situação Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados. - Equivalência de tempo Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação. - Equivalência de características Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc. De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50. Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo. A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos. Para efeito de liquidação forçada estabeleceu-se um deságio adicional sobre o valor de mercado, também apresentado nos memoriais de cálculo. Determinação do Valor do Terreno 7. AVALIAÇÃO

CON$ULT
Soluções Patrimoniais

Memorial de Cálculo

Valor	Área do Terreno (ha)	Unitário (R$/ha)	Total (R$)
Mercado de Compra e Venda:	726,68	18.194,64	**13.221.000,00**
Liquidação Forçada	F. Deságio:	0,65	**8.593.000,00**

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	Osasco, 18 de Agosto de 2015.

MINUTA

ANEXOS

CONSULT
Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

O imóvel avaliando localiza-se no município de Capão Bonito, Estado de São Paulo.			
Ponto no interior do avaliando:	Coordenadas Geográficas	S	24° 03' 2.91"
		W	48° 15' 57.71"
Acesso:	Tomando-se como referência a cidade de Capão Bonito, seguir sentido Cruz de Ferro (antiga estrada de Iguape) por cerca de 06 km, manter-se à direita. Percorrer mais 01 km até as divisas da propriedade à direita da estrada.		


270
270
300
330
381
116
116
Sorocaba
Sao Roque
Itapetininga
Sao Paulo
Sao Caetano
Sao Bernardo
Itapeva
Itarare
Avaliando
30 km

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO TOPOGRÁFICO GEORREFERENCIADO FORNECIDO, PORÉM SERVE QUE NÃO FORAM REALIZADAS MEDIÇÕES GEORREFERENCIADAS. APENAS COMO REFERÊNCIA JÁ AVALIANDO EM RELAÇÃO À REGIÃO CIRCUNVIZINHA. IMAGEM DE SATÉLITE DATA DA IMAGEM: 10/09/2014

AVALIANDO EM RELAÇÃO AOS MUNICÍPIOS DA REGIÃO. AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

 Vista do reflorestamento. Vista do reflorestamento. Estrada de acesso. Vista do reflorestamento. Placa de identificação do Projeto Santana. Detalhe da estrada principal de acesso. FOTOS DO AVALIANDO

 Vista do reflorestamento. Estrada interna. Panorâmica, detalhe para a Linha de Transmissão que corta a propriedade. Outra vista. Detalhe do eucalipto. Área de reserva legal. FOTOS DO AVALIANDO

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária vista que os elementos comparativos são contemporâneos à avaliação. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS

As práticas de controle à erosão (exemplos:terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

CON$ULT
Soluções Patrimoniais

Comparativo 1					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
753,00	III	35%	263,55	0,7500	0,2625
	VI	35%	263,55	0,4000	0,1400
	VIII	30%	225,90	0,2000	0,0600
	Total	100%	753,00	**Fator Class. Uso Solo Ponderado**	**0,4625**

Comparativo 2					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
242,00	III	30%	72,60	0,7500	0,2250
	VI	50%	121,00	0,4000	0,2000
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	**Fator Class. Uso Solo Ponderado**	**0,4650**

Comparativo 3					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
701,00	III	35%	245,35	0,7500	0,2625
	VI	30%	210,30	0,4000	0,1200
	VIII	35%	245,35	0,2000	0,0700
	Total	100%	701,00	**Fator Class. Uso Solo Ponderado**	**0,4525**

Comparativo 4					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
2.052,00	III	45%	923,40	0,7500	0,3375
	VI	35%	718,20	0,4000	0,1400
	VIII	20%	410,40	0,2000	0,0400
	Total	100%	2.052,00	**Fator Class. Uso Solo Ponderado**	**0,5175**

Comparativo 5					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
215,38	III	30%	64,61	0,7500	0,2250
	VI	35%	75,38	0,4000	0,1400
	VIII	35%	75,38	0,2000	0,0700
	Total	100%	215,38	**Fator Class. Uso Solo Ponderado**	**0,4350**

Comparativo 6					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
147,62	III	35%	51,67	0,7500	0,2625
	VI	40%	59,05	0,4000	0,1600
	VIII	25%	36,91	0,2000	0,0500
	Total	100%	147,62	**Fator Class. Uso Solo Ponderado**	**0,4725**

Comparativo 7					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
205,70	III	40%	82,28	0,7500	0,3000
	VI	35%	72,00	0,4000	0,1400
	VIII	25%	51,43	0,2000	0,0500
	Total	100%	205,70	**Fator Class. Uso Solo Ponderado**	**0,4900**

Comparativo 8					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
242,00	III	35%	84,70	0,7500	0,2625
	VI	45%	108,90	0,4000	0,1800
	VIII	20%	48,40	0,2000	0,0400
	Total	100%	242,00	**Fator Class. Uso Solo Ponderado**	**0,4825**

Avaliando					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe	Fator Classe de Uso
726,68	III	45%	327,01	0,7500	0,3375
	IV	5%	36,33	0,5500	0,0275
	VIII	50%	363,34	0,2000	0,1000
	Total	100%	726,68	**Fator Class. Uso Solo Ponderado**	**0,4650**

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}}\right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}}\right)}$$

Onde:
n = nº elementos M = média aritmética
q = média saneada S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

Número de Elementos	8	
Média Aritmética	18.194,64	
Desvio Padrão	3.729,31	
Coeficiente de Variação	20%	
Limite Inferior	14.555,71	
Limite Superior	21.833,57	
Elementos saneados	8	
Média Saneada	18.194,64	
t de Student	1,4150	
Intervalo de Confiabilidade		
Inferior	16.328,95	-10,3%
Superior	20.060,34	10,3%
Hipótese de rejeição	-	
Aceito a Média Saneada		

AVALIAÇÃO

Área (ha)	726,68

Valor de Mercado para Venda

Unitário Saneado	18.194,64
Valor do imóvel (R$)	13.221.680,00
Intervalo de Confiabilidade	
Inferior	11.865.918
Superior	14.577.442

Valor de Liq. Forçada	8.594.092,00
fator	0,65

Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado.


Gráfico de Unitários Observados *versus* Unitários Estimados pelo Modelo (venda)
Unitários Observados (R$/ha)
30.000
25.000
20.000
15.000
10.000
10.000
15.000
20.000
25.000
30.000
Unitários Estimados pelo Modelo (R$/ha)

MINUTA

CON$ULT
Soluções Patrimoniais

FATOR CLASSE DE USO DO SOLO

Elemento	Valor unitário R$ /ha	Classe Uso Solo Comparativo	Classe Uso Solo Avaliando	Fator Classe de Uso	Diferença (R$) Classe de Uso	E H P US
1	24.000,00	0,4625	0,4650	1,0054	129,73	24.129,73
2	20.661,16	0,4650	0,4650	1,0000	0,00	20.661,16
3	20.660,49	0,4525	0,4650	1,0276	570,73	21.231,22
4	12.402,53	0,5175	0,4650	0,8986	-1258,23	11.144,31
5	18.000,00	0,4350	0,4650	1,0690	1241,38	19.241,38
6	24.000,00	0,4725	0,4650	0,9841	-380,95	23.619,05
7	26.737,97	0,4900	0,4650	0,9490	-1364,18	25.373,79
8	20.661,16	0,4825	0,4650	0,9637	-749,37	19.911,79
Média	20.890,41				Média	20.664,05
Desvio padrão	4.376,72				Desvio padrão	4.415,26
Coef. Var.	20,95%				Coef. Var.	21,37%

FATOR ÁREA

Elemento	Valor unitário R$ /ha	Fator Área Comparativo	Fator Área Avaliando	Fator Área	Diferença (R$) Área	E H P S
1	24.000,00	0,8000	0,8000	1,0000	0,00	24.000,00
2	20.661,16	0,9000	0,8000	0,8889	-2295,68	18.365,47
3	20.660,49	0,8000	0,8000	1,0000	0,00	20.660,49
4	12.402,53	0,7000	0,8000	1,1429	1771,79	14.174,32
5	18.000,00	0,9000	0,8000	0,8889	-2000,00	16.000,00
6	24.000,00	1,0000	0,8000	0,8000	-4800,00	19.200,00
7	26.737,97	0,9000	0,8000	0,8889	-2970,89	23.767,08
8	20.661,16	0,9000	0,8000	0,8889	-2295,68	18.365,47
Média	20.890,41				Média	19.316,60
Desvio padrão	4.376,72				Desvio padrão	3.439,53
Coef. Var.	20,95%				Coef. Var.	17,81%

FATOR OCUPAÇÃO

Elemento	Valor unitário R$ /ha	Fator Ocupação Comparativo	Fator Ocupação Avaliando	Fator Ocupação	Diferença (R$) Ocupação	E H PA
1	24.000,00	0,9000	0,9000	1,0000	0,00	24.000,00
2	20.661,16	1,0000	0,9000	0,9000	-2066,12	18.595,04
3	20.660,49	0,9000	0,9000	1,0000	0,00	20.660,49
4	12.402,53	1,0000	0,9000	0,9000	-1240,25	11.162,28
5	18.000,00	0,9000	0,9000	1,0000	0,00	18.000,00
6	24.000,00	1,0000	0,9000	0,9000	-2400,00	21.600,00
7	26.737,97	1,0000	0,9000	0,9000	-2673,80	24.064,17
8	20.661,16	0,8500	0,9000	1,0588	1215,36	21.876,52
Média	20.890,41				Média	19.994,81
Desvio padrão	4.376,72				Desvio padrão	4.193,77
Coef. Var.	20,95%				Coef. Var.	20,97%

CON$ULT
Soluções Patrimoniais

	TESTE DE DISPERSÃO DO RESULTADO DA APLICAÇÃO DOS FATORES					
	Unitário sem fatores	F. Uso do Solo	Uso + Área + Ocupação	Uso +Área	Uso + Ocupação	Área + Ocupação
	24.000,00	24.129,73	24.129,73	24.129,73	24.129,73	24.000,00
	20.661,16	20.661,16	16.299,36	18.365,47	18.595,04	16.299,36
	20.660,49	21.231,22	21.231,22	21.231,22	21.231,22	20.660,49
	12.402,53	11.144,31	11.675,84	12.916,10	9.904,05	12.934,07
	18.000,00	19.241,38	17.241,38	17.241,38	19.241,38	16.000,00
	24.000,00	23.619,05	16.419,05	18.819,05	21.219,05	16.800,00
	26.737,97	25.373,79	19.729,10	22.402,90	22.699,99	21.093,29
	20.661,16	19.911,79	18.831,47	17.616,10	21.127,15	19.580,84
Média	20.890,41	20.664,05	18.194,64	19.090,24	19.768,45	18.421,00
Desvio padrão	4.376,72	4.415,26	3.729,31	3.490,07	4.353,42	3.540,05
Coef. Var.	20,95%	21,37%	20,50%	18,28%	22,02%	19,22%

	SANEAMENTO	
	Uso + Área + Ocupação	coef geral homog.
	24.129,73	1,0054
	16.299,36	0,7889
	21.231,22	1,0276
	11.675,84	0,9414
	17.241,38	0,9579
	16.419,05	0,6841
	19.729,10	0,7379
	18.831,47	0,9114
Média	18.194,64	0,8710
-30%	12.736,25	
+30%	23.653,04	

MINUTA

ANÁLISE DE RESÍDUOS RESÍDUOS RELATIVOS 00% 90% 80% 70% 60% 50% 40% 30% 20% 10% 10% 20% 30% 40% 50% 60% 70% 80% 90% 00% Amostra Unitário Resíduo 1 - - - - - - - - - -1 0% Observado Estimado Absoluto Relativo 1 24.000,00 24.129,73 129,73 1% 2 20.661,16 16.299,36 (4.361,80) -21% 3 20.660,49 21.231,22 570,73 3% 4 12.402,53 11.675,84 (726,69) -6% 5 18.000,00 17.241,38 (758,62) -4% 6 24.000,00 16.419,05 (7.580,95) -32% 7 26.737,97 19.729,10 (7.008,86) -26% 8 20.661,16 18.831,47 (1.829,69) -9% 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 25 MÉDIA DE RESÍDUOS RELATIVOS 10,11%

CON$ULT
Soluções Patrimoniais

AMOSTRA

Amostra	Avaliando	Comparativo 1	Comparativo 2	Comparativo 3	Comparativo 4
Local	a 08 km de Capão Bonito	a 30 km de Capão Bonito	a 30 km de Capão Bonito	a 15 km de Capão Bonito	a 28 km de Capão Bonito
Município	Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito	Capão Bonito
UF	SP	SP	SP	SP	SP
Data Base	-	ago/15	ago/15	ago/15	ago/15
Preço (R$)	-	18.072.000,00	5.000.000,00	14.483.000,00	25.450.000,00
preço/ha	-	24.000,00	20.661,16	20.660,49	12.402,53
%à vista	-	100%	100%	100%	100%
Situação	-	oferta	oferta	oferta	oferta
Área Terreno	726,68	753,00	242,00	701,00	2.052,00
Classe Uso	0,4650	0,4625	0,4650	0,4525	0,5175
Fator Área	de 501 a 1000 ha	de 501 a 1000 ha	de 151 a 500 ha	de 501 a 1000 ha	acima de 1001 ha
Topografia	ondulada a fortemente ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras	no padrão regional	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação	predominantemente reflorestamento	predominantemente pastagens	predominantemente cultivada	predominantemente pastagens	predominantemente cultivada
benfeitorias densidade	ausentes	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?	não	sim	sim	sim	sim
Imobiliária	-	Eron Imóveis	Pothal Imóveis	Acore Imóveis	Alta Imóveis
Contato	-	Sr. Toni	Sr. Arthur	Sr.Fabio	Sr.Altair
Telefone	-	(15) 3279-3502	(15) 3542-2530	(15) 3276-1197	(15)3234-2834
Observação	-	-	-	-	-

Amostra	Comparativo 5	Comparativo 6	Comparativo 7	Comparativo 8
Local	a 18 km de Capão Bonito	a 20 km de Capão Bonito	a 30 km de Capão Bonito	a 25 km de Capão Bonito
Município	Capão Bonito	Capão Bonito	Itapetininga	São Miguel Arcanjo
UF	SP	SP	SP	SP
Data Base	ago/15	ago/15	ago/15	ago/15
Preço (R$)	3.876.840,00	3.542.880,00	5.500.000,00	5.000.000,00
preço/ha	18.000,00	24.000,00	26.737,97	20.661,16
%à vista	100%	100%	100%	100%
Situação	oferta	oferta	oferta	oferta
Área Terreno	215,38	147,62	205,70	242,00
Classe Uso	0,4350	0,4725	0,4900	0,4825
Fator Área	de 151 a 500 ha	até 150 ha	de 151 a 500 ha	de 151 a 500 ha
Topografia	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada	plana a suave ondulada
Padrão de terras	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Tipo de ocupação	predominantemente pastagens	predominantemente cultivada	predominantemente cultivada	formada com pastagens
benfeitorias densidade	no padrão regional	no padrão regional	no padrão regional	no padrão regional
Edif.ValorCom?	sim	sim	sim	sim
Imobiliária	Corretor Autônomo	Corretor Autônomo	Fonseca Imoveis Rurais	Fonseca Imoveis Rurais
Contato	Sr. José Antonio	Sr. José Antonio	Sr. Fonseca	Sr. Fonseca
Telefone	(15) 99724-2187	(15) 99724-2188	(15) 3242-4894	(15) 3242-4894
Observação	-	-	-	-

CON$ULT
Soluções Patrimoniais

FONTES CONSULTADAS

1. Riza Imóveis
Tel.: (15) 3521-3456 – Sr. Alessandro

2. Imobiliária Porthal Imóveis
Tel.: (15) 3542-2530 – Sr. Arthur

3. M&C Imóveis
Tel.: (15) 3414-6555 – Sra. Cláudia

4. Mendes Ortega Assessoria Imobiliária
Tel.: (15) 3224-4140 – Sr. Ferreira

5. Eron Imóveis
Tel.: (15) 3279-3502 – Sr. Toni

6. Alta Imóveis
Tel.: (15) 3234-2834 / 9777-1920 - Sr. Altair

7. Bem Morar
Tel.: (15) 9711-9894 - Sr. João

8. Marcio Moreno Negócios Imobiliários
Tel.: (15) 3542-3780 – Sr. Márcio

9. Freitas imóveis
Tel.: (42) 3238-1495 – Sra. Solange

10. Acores Imoveis
Tel.: (15) 3276-1197 – Sr. Fabio

11. Corretor Autônomo
Tel.: (15) 99741-5290 – Sr. Joaquim

12. Corretor Autônomo
Tel.: (15) 99974-7705 – Sr. Marcio

MINUTA

DOCUMENTAÇÃO DO IMÓVEL

CONSULT Soluções Patrimoniais	**Laudo de Avaliação** **20.802.005/0815**

SOLICITANTE:	**VOTORANTIM INDUSTRIAL - VID**

FINALIDADE:	Apoio à operação interna.
OBJETIVO:	Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada

ENDEREÇO:	Fazenda São Francisco	**MUNICÍPIO:**	Votorantim	**UF:**	SP

TIPO:	Imóvel Rural	**MATRÍCULA:**	15.770 do CRI de Sorocaba-SP.
ÁREA TOTAL:	2.661,73 ha (conforme Fibria)		



Fz. São Francisco
Piratuba

DATA BASE:	Agosto / 2015.

VALOR DE MERCADO DE COMPRA E VENDA:	**R$ 132.332.000,00**
VALOR DE LIQUIDAÇÃO FORÇADA:	**R$ 86.015.000,00**

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES.

CON$ULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu a avaliação do imóvel rural denominado **Fazenda São Francisco,** localizado no município de Votorantim, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Asfalto	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Votorantim-SP (116.076 habitantes) Sorocaba-SP (637.187 habitantes)
Atividades agrícolas:	Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 36,36% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 36,36%, de 100 a 500 ha com 9,09% e áreas no intervalo de 500 a 2000 ha são 9,09%, e maiores que 2000 ha são 9,09% do total de áreas na região de Votorantim - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada.
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados).
Tipos de solo:	Ocorrência predominante de Cambissolo Háplico Tb distrófico, Latossolo vermelho-amarelo distrófico e Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

MINUTA

CON$ULT
Soluções Patrimoniais

3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Sorocaba e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos		**Equipamentos Comunitários**	
X	Ônibus	X	Segurança
X	Lotação	X	Educação
	Metrô	X	Saúde
	Trem	X	Cultura
	Embarcação	X	Lazer

Intensidade de Tráfego

	Alta	X	Média		Baixa

Nível de Escoamento

X	Bom		Regular		Ruim

Principais vias de acesso:	SP-079, SP-097, SP-264, SP-270 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em estado regular de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	SP-079, SP-097, SP-264, SP-270 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

MINUTA

CON$ULT
Soluções Patrimoniais

4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Grande (221,81 módulos fiscais de 12,00 ha).
Topografia:	Suave-ondulada a ondulada.
Textura:	Areno-argilosa, em alguns locais argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Cambissolo Háplico Tb distrófico, Latossolo vermelho-amarelo distrófico e Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Rios, nascentes e córregos internos.

4.2 Uso Atual

Na época da vistoria, ou seja**, 15/07/2015**, o uso da área era o seguinte:

FAZENDA SÃO FRANCISCO 1

TIPO	ÁREA (Ha) [(1)]	PERCENTUAL
Aceiro Externo	0,15	0,05%
Área Especial	0,49	0,17%
Árvores Esparsas	0,47	0,16%
Campo Úmido	0,726	0,25%
Construções / Edificações	2,87	1,00%
Estágio Inicial	11,64	4,05%
Estágio Médio	12,909	4,49%
Estrada Principal	0,01	0,00%
Estrada Secundária	12,85	4,47%
Falhas em Área de Produção	5,87	2,04%
Pasto	2,96	1,03%
Pasto Sujo Denso	3,09	1,07%
Pasto Sujo Ralo	0,30	0,10%
Plantio Comercial	215,61	75,00%
Plantio em Desacordo / Avançado	0,20	0,07%
Plantio Florestal em Preservação	17,32	6,02%
TOTAL	**287,46**	**100,00%**

[(1)] - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CON$ULT
Soluções Patrimoniais

FAZENDA SÃO FRANCISCO 2

TIPO	ÁREA (Ha) [1]	PERCENTUAL
Área de Terceiros	3,97	0,62%
Área Especial	1,77	0,28%
Áreas em Litígio	0,38	0,06%
Árvores Esparsas	0,32	0,05%
Bambu	0,17	0,03%
Campo Úmido	4,47	0,70%
Comodato	0,19	0,03%
Construções / Edificações	22,61	3,52%
Estágio Inicial	6,56	1,02%
Estágio Médio	63,45	9,87%
Estrada Principal	4,06	0,63%
Estrada Secundária	25,48	3,96%
Falhas em Área de Produção	1,22	0,19%
Ferrovias	0,64	0,10%
Gasoduto	0,32	0,05%
Lago Artificial	2,94	0,46%
Pasto	13,39	2,08%
Pasto Sujo Denso	25,60	3,98%
Pasto Sujo Ralo	4,01	0,62%
Plantio Comercial	310,09	48,25%
Plantio Danificado	47,80	7,44%
Plantio em Desacordo / Avançado	0,26	0,04%
Plantio Florestal em Preservação	74,51	11,59%
Rede Elétrica / Telefônica	14,07	2,19%
Rio	14,37	2,24%
TOTAL	**642,65**	**100,00%**

(1) - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CON$ULT
Soluções Patrimoniais

FAZENDA SÃO FRANCISCO 3

TIPO	ÁREA (Ha) (1)	PERCENTUAL
Área de Terceiros	13,91	2,61%
Áreas em Litígio	18,74	3,52%
Árvores Esparsas	0,06	0,01%
Bambu	0,14	0,03%
Campo Úmido	0,49	0,09%
Estágio Inicial	1,68	0,31%
Estágio Médio	152,86	28,67%
Estrada Principal	2,81	0,53%
Estrada Secundária	17,38	3,26%
Experimentos / Pesquisa	0,27	0,05%
Pasto	0,01	0,00%
Pasto Sujo Denso	36,54	6,85%
Pasto Sujo Ralo	3,06	0,57%
Plantio Comercial	207,99	39,01%
Plantio Florestal em Preservação	62,80	11,78%
Rede Elétrica / Telefônica	14,38	2,70%
TOTAL	**533,12**	**100,00%**

(1) - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

FAZENDA SÃO FRANCISCO 4

TIPO	ÁREA (Ha) (1)	PERCENTUAL
Árvores Esparsas	0,19	0,03%
Aceiro Interno	0,04	0,01%
Áreas em Litígio	0,27	0,04%
Campo Úmido	2,19	0,30%
Construções / Edificações	2,31	0,32%
Estágio Inicial	10,25	1,40%
Estágio Médio	158,24	21,64%
Estrada Principal	1,68	0,23%
Estrada Secundária	19,35	2,65%
Falhas em Área de Produção	0,36	0,05%
Pasto	62,10	8,49%
Pasto Sujo Denso	36,95	5,05%
Pasto Sujo Ralo	23,23	3,18%
Plantio Comercial	292,74	40,03%
Plantio em Desacordo / Avançado	0,08	0,01%
Plantio Florestal em Preservação	75,15	10,28%
Rede Elétrica / Telefônica	45,30	6,19%
Rochas	0,87	0,12%
TOTAL	**731,30**	**100,00%**

(1) - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CON$ULT
Soluções Patrimoniais

FAZENDA SÃO FRANCISCO 5

TIPO	ÁREA (Ha) (1)	PERCENTUAL
Árvores Esparsas	0,18	0,04%
Campo Úmido	0,48	0,11%
Construções / Edificações	0,18	0,04%
Culturas diversas	1,70	0,40%
Estágio Inicial	25,47	5,96%
Estágio Médio	156,41	36,59%
Estrada Principal	0,56	0,13%
Estrada Secundária	8,87	2,08%
Gasoduto	1,38	0,32%
Lago Artificial	0,13	0,03%
Pasto	8,47	1,98%
Pasto Sujo Denso	49,63	11,61%
Plantio Comercial	109,67	25,66%
Plantio Florestal em Preservação	20,08	4,70%
Rede Elétrica / Telefônica	20,17	4,72%
Rochas	24,07	5,63%
TOTAL	**427,45**	**100,00%**

(1) - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CONSULT Solugoes Patrimoniais A Fazenda Sao Francisco possui ainda o subsolo rico em minerio que e explorado pela Votorantim Cimentos. Conforme arquivos shapefile fornecidos pela Fibria, obtivemos a imagem abaixo com a quantificac;ao e localizac;ao de cada tipo de explorac;ao mineral. Jazidas dentro das Areas Fibria DFazenda sao Francisco 1 DFazenda sao Francisco 2. DFazenda sao Francisco 3 Fazenda sao Francisco 4 D Fazenda sao Francisco 5 Tipo de Jazida DAtual D Expansao D Futuro Fz Sao Francisco 2 TIPOArea Hect FutUI'O 338.85 E><pansllo 13.73 Atual14.01 Fz Sio Francisco 3 TIPOArea Hect Futuro 407.7 Expansdo 8.56 Atual11.7

CON$ULT
Soluções Patrimoniais

4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento de Eucaliptos.
Fazenda São Francisco 1:	89,23% de aproveitamento.
Fazenda São Francisco 2:	75,45% de aproveitamento.
Fazenda São Francisco 3:	59,46% de aproveitamento.
Fazenda São Francisco 4:	67,67% de aproveitamento.
Fazenda São Francisco 5:	52,64% de aproveitamento.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio, indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Em bom estado de conservação.
Conservação do solo:	Reflorestamento com eucaliptos e preservação de reserva legal.
Estradas internas:	Em bom estado de conservação.
Localização:	Boa; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha
Melhoramentos:	Energia elétrica, telefone.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área avalianda possui 2.661,73 ha e enquadra-se na seguinte classificação:

Fazenda São Francisco 1

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	45,00%	128,28
B	V	45,00%	128,28
C	VIII	10,00%	28,51
TOTAL		**100,00%**	**285,06**

[1] - Áreas estimadas devido à falta de um levantamento específico.

Fazenda São Francisco 2

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	45,00%	286,84
B	V	45,00%	286,84
C	VIII	10,00%	63,74
TOTAL		**100,00%**	**637,43**

[1] - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

CON$ULT
Soluções Patrimoniais

Fazenda São Francisco 3

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	30,00%	158,59
B	VI	35,00%	185,02
C	VIII	35,00%	185,02
TOTAL		**100,00%**	**528,63**

[1] - Áreas estimadas devido à falta de um levantamento específico.

Fazenda São Francisco 4

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	30,00%	217,82
B	VI	35,00%	254,13
C	VIII	35,00%	254,13
TOTAL		**100,00%**	**726,08**

[1] - Áreas estimadas devido à falta de um levantamento específico.

Fazenda São Francisco 5

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [1]
A	III	20,00%	84,78
B	VI	40,00%	169,55
C	VIII	40,00%	169,55
TOTAL		**100,00%**	**423,89**

[1] - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo: - Cópia da Matrícula No 15.770 do CRI de Sorocaba-SP; - Levantamentos topográficos georreferenciados dos projetos que compõem a Fazenda São Francisco; - Mapa total dos projetos, simples e de uso; - Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos. - Informações do imóvel no formato shapefile, abaixo descritas: Perímetro do imóvel; Discriminação das áreas da Fibria x Votorantim Cimentos; Discriminação das áreas com Jazidas / Lavra; Uso e ocupação do solo; Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria. Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de diligência e auditoria. Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho. A Matrícula fornecida possui o número de 308 páginas, incluímos nos anexos apenas a primeira e a última página. Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização. Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação. Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria. A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas. A remuneração da Consult não está condicionada a nenhuma ação nem resulta das análises, opiniões, conclusões contidas neste relatório ou de seu uso. 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

CON$ULT
Soluções Patrimoniais

6. DIAGNÓSTICO DE MERCADO

Situação Atual do Mercado dos Imóveis Concorrentes

Nível de Oferta	Nível de Demanda	Absorção	Desempenho do Mercado Atual
[ ] Alto	[ ] Alto	[ ] Rápida	[ ] Aquecido
[ ] Médio/Alto	[ ] Médio/Alto	[ ] Normal/Rápida	[ ] Normal/Aquecido
[X] Médio	[X] Médio	[ ] Normal	[ ] Normal
[ ] Médio/Baixo	[ ] Médio/Baixo	[X] Normal/Difícil	[X] Normal/Recessivo
[ ] Baixo	[ ] Baixo	[ ] Difícil	[ ] Recessivo

7. AVALIAÇÃO

Devido às características do imóvel, identificamos a necessidade de dividi-lo em porções menores com características similares, com o objetivo de definir com maior precisão o valor de cada parcela. Para tanto, dividimos o imóvel conforme a tabela abaixo:

FAZENDA SÃO FRANCISCO	
Identificação	**Área (Ha)**
Fazenda São Francisco 1	291,71
Fazenda São Francisco 2	652,29
Fazenda São Francisco 3	540,96
Fazenda São Francisco 4	743,01
Fazenda São Francisco 5	433,77
Total Fibria	**2.661,73**


Votorantim
São Francisco 3
São Francisco 2
São Francisco 1
São Francisco 5
São Francisco 4
Piratuba

MINUTA

CON$ULT
Soluções Patrimoniais

O imóvel foi dividido também de acordo com seu zoneamento, conforme ilustração abaixo:

São Francisco 1.1	ZR4-3	16,14	Votorantim
São Francisco 1.2	ZI-2	275,57	Votorantim
São Francisco 2.1	ZR4-3	36,76	Votorantim
São Francisco 2.2	Rural	544,20	Votorantim
São Francisco 2.3	ZI-2	71,33	Votorantim
São Francisco 3.1	Rural	540,96	Votorantim
São Francisco 4.1	Rural	273,81	Votorantim
São Francisco 4.2	ZEI	101,63	Salto de Pirapora
São Francisco 4.3	ZI-2	358,53	Votorantim
São Francisco 4.4	Zru	5,64	Salto de Pirapora
São Francisco 4.5	ZTR2-01	3,40	Votorantim
São Francisco 5.1	Rural	433,77	Votorantim


Fz Sao Francisco 1.1
Fz Sao Francisco 1.2
Fz Sao Francisco 2.1
Fz Sao Francisco 2.2
Fz São Fancisco 2.3
Fz São Fancisco 3.1
Fz Sao Francisco 4.1
Fz São Francisco 4.2
Fz São Francisco 4.3
Fz São Francisco 4.4
Fz São Francisco 4.5
Fz São Francisco 5.1
Fz. São Francisco

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação São Francisco 1.1 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 1.2 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 2.1 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 2.2 Não há classificação quanto ao que dispõem as normas em função de o fator local ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 2.3 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 3.1 Não há classificação quanto ao que dispõem as normas em função de o fator local ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 4.1 Não há classificação quanto ao que dispõem as normas em função de o conjunto dos fatores ter extrapolado o intervalo admissível.

São Francisco 4.2 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 4.3 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 4.4 Não há classificação quanto ao que dispõem as normas em função de o fator de proporção de áreas e o conjunto de fatores terem extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 4.5 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. São Francisco 5.1 Não há classificação quanto ao que dispõem as normas em função de o conjunto dos fatores ter extrapolado o intervalo admissível. Tratamento dos Dados e Identificação do Resultado O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda. Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência: - Equivalência de situação Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados. - Equivalência de tempo Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação. - Equivalência de características Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc. De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50. Determinação do Valor do Terreno

CON$ULT
Soluções Patrimoniais

Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo.

A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos.

Memorial de Cálculo

FAZENDA	ÁREA (Ha)	UNITÁRIO R$ / Ha	TOTAL (R$)
São Francisco 1.1	16,14	147.832,24	2.386.284,00
São Francisco 1.2	275,57	86.627,40	23.871.582,00
São Francisco 2.1	36,76	146.198,50	5.374.459,00
São Francisco 2.2	544,20	42.890,90	23.341.085,00
São Francisco 2.3	71,33	93.774,90	6.688.904,00
São Francisco 3.1	540,96	31.953,58	17.285.511,00
São Francisco 4.1	273,81	29.566,79	8.095.661,00
São Francisco 4.2	101,63	76.744,06	7.799.516,00
São Francisco 4.3	358,53	72.571,91	26.019.548,00
São Francisco 4.4	5,64	46.143,21	260.127,00
São Francisco 4.5	3,40	70.874,27	240.845,00
São Francisco 5.1	433,77	25.286,58	10.968.505,00
Total Fibria	**2.661,73**	**49.716,55**	**132.332.027,00**

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	São Paulo, 21 de Agosto de 2015.

MINUTA

ANEXOS

CONSULT
Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

O imóvel avaliando localiza-se no município de Votorantim, Estado de São Paulo.			
Ponto no interior do avaliando:	Coordenadas Geográficas	S	23º 34' 57.36"
		W	47º 25' 53.46"
Acesso:	Tomando-se como referência a cidade de Votorantim, sair pela SP-079 sentido Salto de Pirapora, percorrendo cerca de 02 km até as divisas do avaliando.		


Cerquilho
Porto Feliz
Salto
Jundiai
Itu
Tatui
Cajamar
Caieiras
Santana de Parnaiba
Sorocaba
Carapicuiba
Jandira
Sao Roque
Itapevi
Avaliando
270
Itapetininga
Sao Paulo
Cotia
Taboao Da Serra
Embu
Ibiuna
Itapecerica Da Serra
Embu-Guacu
Sao Miguel Arcanjo
Sao Lourenco Da Serra
20 km
Detalhe do mapa do GPS

CON$ULT
Soluções Patrimoniais

IMAGEM DE SATÉLITE


Fz São Francisco
Piratuba

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO GEORREFERENCIADO FORNECIDO, PORÉM SERVE APENAS COMO REFERÊNCIA JÁ QUE NÃO FORAM REALIZADAS MEDIÇÕES GEORREFERENCIADAS.


Fibria
Fz São Francisco
V. Cimentos
Piratuba

ÁREAS FIBRIA X VOTORANTIM CIMENTOS.

DIVISÃO DO IMÓVEL EM PORÇÕES PARA EFEITOS DE AVALIAÇÃO. MENORES COM CARACTERÍSTICAS SIMILARES, ADOTADA AVALIANDO EM RELAÇÃO AOS MUNICÍPIOS DA REGIÃO (DIVISAS DE MUNICÍPIO EM AZUL). IMAGEM DE SATÉLITE

FZs. SÃO FRANCISCO 1 E 2 EM RELAÇÃO À VOTORANTIM E SOROCABA. FZ. SÃO FRANCISCO 3 EM RELAÇÃO À VOTORANTIM E SOROCABA. IMAGEM DE SATÉLITE

FZ. SÃO FRANCISCO 4 EM RELAÇÃO À VOTORANTIM E SOROCABA. FZ. SÃO FRANCISCO 5 EM RELAÇÃO À VOTORANTIM E SOROCABA. IMAGEM DE SATÉLITE

AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

 Vista do Bairro São Lucas. Fazenda ao fundo. Linha de transmissão, que atravessa a fazenda. Entrada a partir do Jardim São Lucas. Acesso. Estrada interna. FOTOS DO AVALIANDO – ÁREAS FIBRIA

 Vista da reserva legal a partir da rotatória. Cerca de divisa. Vista do Eucalipto. Rotatória. Vista do aterro municipal. Rotatória do presídio. FOTOS DO AVALIANDO – ÁREAS FIBRIA

CON$ULT
Soluções Patrimoniais

FOTOS – ÁREAS VOTORANTIM CIMENTOS


Imóvel em ambos os lados.


Estrada interna.


Estrada interna.


Reserva Legal.


Estrada interna.


Panorâmica de Reserva Legal.

 Detalhe do eucalipto colhido. Estrada que corta o avaliando. Estrada que corta o avaliando. Estrada que corta o avaliando. Bairro Santo Antonio. Saída para o bairro Santo Antonio. FOTOS – ÁREAS VOTORANTIM CIMENTOS

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária vista que os elementos comparativos são contemporâneos à avaliação. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS – FAZENDA SÃO FRANCISCO

As práticas de controle à erosão(exemplos:terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras cultiváveis com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

MINUTA

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

CON$ULT
Soluções Patrimoniais

SÃO FRANCISCO 1

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
291,71	III	45%	131,27		0,750	0,3375
	V	45%	131,27		0,500	0,2250
	VIII	10%	29,17		0,200	0,0200
	Total	100%	291,71	**Fator Class. Uso Solo Ponderado**		**0,5825**

CON$ULT
Soluções Patrimoniais

SÃO FRANCISCO 2

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
652,29	III	45%	293,53		0,750	0,3375
	V	45%	293,53		0,500	0,2250
	VIII	10%	65,23		0,200	0,0200
	Total	100%	652,29	**Fator Class. Uso Solo Ponderado**		**0,5825**

CON$ULT
Soluções Patrimoniais

SÃO FRANCISCO 3

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
540,96	III	30%	162,29		0,750	0,2250
	VI	35%	189,33		0,400	0,1400
	VIII	35%	189,33		0,200	0,0700
	Total	100%	540,96	**Fator Class. Uso Solo Ponderado**		**0,4350**

CONSULT
Soluções Patrimoniais

SÃO FRANCISCO 4

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
743,01	III	30%	222,90		0,750	0,2250
	VI	35%	260,05		0,400	0,1400
	VIII	35%	260,05		0,200	0,0700
	Total	100%	743,01	**Fator Class. Uso Solo Ponderado**		**0,4350**

CON$ULT
Soluções Patrimoniais

SÃO FRANCISCO 5

Comparativo 1					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
242,00	III	35%	84,7	0,750	0,2625
	VI	35%	84,7	0,400	0,1400
	VIII	30%	72,6	0,200	0,0600
	Total	100%	242	Fator Class. Uso Solo Ponderado	0,4625

Comparativo 2					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
757,46	III	40%	302,984	0,750	0,3000
	VI	40%	302,984	0,400	0,1600
	VIII	20%	151,492	0,200	0,0400
	Total	100%	757,46	Fator Class. Uso Solo Ponderado	0,5000

Comparativo 3					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
1452,00	III	35%	508,2	0,750	0,2625
	VI	35%	508,2	0,400	0,1400
	VIII	30%	435,6	0,200	0,0600
	Total	100%	1452	Fator Class. Uso Solo Ponderado	0,4625

Comparativo 4					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
108,90	III	50%	54,45	0,750	0,3750
	VI	30%	32,67	0,400	0,1200
	VIII	20%	21,78	0,200	0,0400
	Total	100%	108,9	Fator Class. Uso Solo Ponderado	0,5350

Comparativo 5					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
752,62	III	35%	263,417	0,750	0,2625
	VI	55%	413,941	0,400	0,2200
	VIII	10%	75,262	0,200	0,0200
	Total	100%	752,62	Fator Class. Uso Solo Ponderado	0,5025

Comparativo 6					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
143,00	III	30%	42,9	0,750	0,2250
	VI	35%	50,05	0,400	0,1400
	VIII	35%	50,05	0,200	0,0700
	Total	100%	143	Fator Class. Uso Solo Ponderado	0,4350

Comparativo 7					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
138,00	III	45%	62,1	0,750	0,3375
	VI	35%	48,3	0,400	0,1400
	VIII	20%	27,6	0,200	0,0400
	Total	100%	138	Fator Class. Uso Solo Ponderado	0,5175

Comparativo 8					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
58,08	III	35%	20,328	0,750	0,2625
	VI	45%	26,136	0,400	0,1800
	VIII	20%	11,616	0,200	0,0400
	Total	100%	58,08	Fator Class. Uso Solo Ponderado	0,4825

Comparativo 9					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
48,40	III	45%	21,78	0,750	0,3375
	VI	35%	16,94	0,400	0,1400
	VIII	20%	9,68	0,200	0,0400
	Total	100%	48,4	Fator Class. Uso Solo Ponderado	0,5175

Comparativo 10					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
90,00	III	35%	31,5	0,750	0,2625
	VI	35%	31,5	0,400	0,1400
	VIII	30%	27	0,200	0,0600
	Total	100%	90	Fator Class. Uso Solo Ponderado	0,4625

Avaliando					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe	Fator Classe de Uso
433,77	III	20%	86,75	0,750	0,1500
	VI	40%	173,51	0,400	0,1600
	VIII	40%	173,51	0,200	0,0800
	Total	100%	433,77	Fator Class. Uso Solo Ponderado	0,3900

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

FATOR LOCAL: a transposição que utilizamos no presente laudo foi baseada na escala de valores que varia de 0 a 10 (notas atribuídas ao local), aferidos para o local avaliando arbitrado conforme tabela a seguir. O fator deve ser limitado apenas à parcela de influência que a localização contribui na composição do valor final do imóvel.

Distância Polo de Influência (km)	Nota
1,5	10,0
3,0	9,0
4,5	8,0
6,0	7,0
7,5	6,0
9,0	5,0
10,5	4,0
12,0	3,0
13,5	2,0

Admitimos como polo de influência o Shopping Iguatemi com entradas através dos endereços:
ENTRADA ALA SUL: AV. GISELE CONSTANTINO, 1.850 - VOTORANTIM/SP
ENTRADA ALA NORTE: AV. IZORAIDA MARQUES PERES, 401 - SOROCABA/SP
Ressaltamos que as distâncias foram estimadas com base nas informações de local de referência fornecidas pelas imobiliárias.

FATOR APROVEITAMENTO: os elementos comparativos foram transpostos para o local em estudo através do fator aproveitamento aferido de acordo com a tabela a seguir, elaborada levando em consideração o zoneamento e coeficiente de aproveitamento do imóvel avaliando e dos elementos comparativos, limitando-se a sua influência à parcela com que o mesmo contribui na composição do valor final do imóvel.

Aproveitamento

Rural	0,20
Baixo	0,60
Médio	1,00
Alto	2,00

MINUTA

CON$ULT
Soluções Patrimoniais

FATOR PROPORÇÃO DE ÁREAS: os elementos comparativos foram corrigidos em função de sua área, tendo em vista que existe uma diferença de valores unitários de acordo com a dimensão do terreno, sendo os de maior extensão com unitários menores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel.

Para tanto, utilizamos a fórmula constante da publicação "Curso Básico de Engenharia Legal e de Avaliações", autor Sérgio Antonio Abunahman, 2ª. Edição, Editora Pini:

$\left(\frac{Área comparativo}{Área Avaliando}\right)^{\frac{1}{4}}$ $\Rightarrow$ quando a diferença entre as áreas do comparativo e do avaliando for inferior a 30%

$\left(\frac{Área comparativo}{Área Avaliando}\right)^{\frac{1}{8}}$ $\Rightarrow$ quando a diferença entre as áreas do comparativo e do avaliando for superior a 30%

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}} \right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}} \right)}$$

Onde:
n = nº elementos M = média aritmética
q = média saneada S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

MINUTA

SÃO FRANCISCO 1.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 147.832,24 Valor do Terreno 2.386.284 Intervalo de Confiabilidade Inferior 2.201.090 Superior 2.571.478 Área 16,14 Número de Elementos 10 Média Aritmética 147.601,85 Desvio Padrão 26.192,32 Coeficiente de Variação 18% Limite Inferior 103.321,30 Limite Superior 191.882,41 Elementos saneados 8 Média Saneada 147.832,24 t de Student 1,3830 Intervalo de Confiabilidade Inferior 136.146,82 -8% Superior 159.056,88 8% Hipótese de rejeição 0,0278 Aceito a Média Saneada

SÃO FRANCISCO 1.2 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 86.627,40 Valor do Terreno 23.871.582 Intervalo de Confiabilidade Inferior 22.026.679 Superior 25.716.485 Área 275,57 Número de Elementos 10 Média Aritmética 83.432,67 Desvio Padrão 14.743,69 Coeficiente de Variação 18% Limite Inferior 58.402,87 Limite Superior 108.462,47 Elementos saneados 9 Média Saneada 86.627,40 t de Student 1,3830 Intervalo de Confiabilidade Inferior 76.984,62 -8% Superior 89.880,72 8% Hipótese de rejeição 0,6852 Aceito a Média Saneada

SÃO FRANCISCO 2.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 146.198,50 Valor do Terreno 5.374.459 Intervalo de Confiabilidade Inferior 4.938.905 Superior 5.810.013 Área 36,76 Número de Elementos 10 Média Aritmética 146.109,50 Desvio Padrão 27.074,70 Coeficiente de Variação 19% Limite Inferior 102.276,65 Limite Superior 189.942,35 Elementos saneados 8 Média Saneada 146.198,50 t de Student 1,3830 Intervalo de Confiabilidade Inferior 134.268,57 -8% Superior 157.950,44 8% Hipótese de rejeição 0,0104 Aceito a Média Saneada

SÃO FRANCISCO 2.2 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 42.890,90 Valor do Terreno 23.341.085 Intervalo de Confiabilidade Inferior 21.220.304 Superior 25.461.866 Área 544,20 Número de Elementos 10 Média Aritmética 40.903,31 Desvio Padrão 8.497,89 Coeficiente de Variação 21% Limite Inferior 28.632,32 Limite Superior 53.174,31 Elementos saneados 9 Média Saneada 42.890,90 t de Student 1,3830 Intervalo de Confiabilidade Inferior 37.186,82 -9% Superior 44.619,81 9% Hipótese de rejeição 0,7396 Aceito a Média Saneada

SÃO FRANCISCO 2.3 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 93.774,90 Valor do Terreno 6.688.904 Intervalo de Confiabilidade Inferior 6.192.265 Superior 7.185.543 Área 71,33 Número de Elementos 10 Média Aritmética 90.251,58 Desvio Padrão 15.322,11 Coeficiente de Variação 17% Limite Inferior 63.176,11 Limite Superior 117.327,05 Elementos saneados 9 Média Saneada 93.774,90 t de Student 1,3830 Intervalo de Confiabilidade Inferior 83.550,56 -7% Superior 96.952,60 7% Hipótese de rejeição 0,7272 Aceito a Média Saneada

SÃO FRANCISCO 3.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 31.953,58 Valor do Terreno 17.285.511 Intervalo de Confiabilidade Inferior 15.606.625 Superior 18.964.397 Área 540,96 Número de Elementos 10 Média Aritmética 30.534,55 Desvio Padrão 6.781,23 Coeficiente de Variação 22% Limite Inferior 21.374,19 Limite Superior 39.694,92 Elementos saneados 9 Média Saneada 31.953,58 t de Student 1,3830 Intervalo de Confiabilidade Inferior 27.568,83 -10% Superior 33.500,27 10% Hipótese de rejeição 0,6617 Aceito a Média Saneada

SÃO FRANCISCO 4.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 29.566,79 Valor do Terreno 8.095.661 Intervalo de Confiabilidade Inferior 7.510.921 Superior 8.680.401 Área 273,81 Número de Elementos 10 Média Aritmética 28.432,78 Desvio Padrão 4.695,78 Coeficiente de Variação 17% Limite Inferior 19.902,95 Limite Superior 36.962,61 Elementos saneados 9 Média Saneada 29.566,79 t de Student 1,3830 Intervalo de Confiabilidade Inferior 26.379,11 -7% Superior 30.486,45 7% Hipótese de rejeição 0,7637 Aceito a Média Saneada

SÃO FRANCISCO 4.2 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 76.744,06 Valor do Terreno 7.799.516 Intervalo de Confiabilidade Inferior 7.202.092 Superior 8.396.940 Área 101,63 Número de Elementos 10 Média Aritmética 74.213,29 Desvio Padrão 12.997,94 Coeficiente de Variação 18% Limite Inferior 51.949,30 Limite Superior 96.477,27 Elementos saneados 9 Média Saneada 76.744,06 t de Student 1,3830 Intervalo de Confiabilidade Inferior 68.528,73 -8% Superior 79.897,84 8% Hipótese de rejeição 0,6157 Aceito a Média Saneada

SÃO FRANCISCO 4.3 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 72.571,91 Valor do Terreno 26.019.548 Intervalo de Confiabilidade Inferior 23.845.860 Superior 28.193.236 Área 358,53 Número de Elementos 10 Média Aritmética 70.164,88 Desvio Padrão 13.402,79 Coeficiente de Variação 19% Limite Inferior 49.115,42 Limite Superior 91.214,34 Elementos saneados 9 Média Saneada 72.571,91 t de Student 1,3830 Intervalo de Confiabilidade Inferior 64.303,26 -8% Superior 76.026,50 8% Hipótese de rejeição 0,5679 Aceito a Média Saneada

SÃO FRANCISCO 4.4 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 46.143,21 Valor do Terreno 260.127 Intervalo de Confiabilidade Inferior 241.931 Superior 278.323 Área 5,64 Número de Elementos 10 Média Aritmética 44.448,25 Desvio Padrão 7.109,12 Coeficiente de Variação 16% Limite Inferior 31.113,77 Limite Superior 57.782,72 Elementos saneados 9 Média Saneada 46.143,21 t de Student 1,3830 Intervalo de Confiabilidade Inferior 41.339,13 -7% Superior 47.557,37 7% Hipótese de rejeição 0,7540 Aceito a Média Saneada

SÃO FRANCISCO 4.5 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 70.874,27 Valor do Terreno 240.845 Intervalo de Confiabilidade Inferior 226.971 Superior 254.719 Área 3,40 Número de Elementos 10 Média Aritmética 68.436,20 Desvio Padrão 9.014,54 Coeficiente de Variação 13% Limite Inferior 47.905,34 Limite Superior 88.967,06 Elementos saneados 9 Média Saneada 70.874,27 t de Student 1,3830 Intervalo de Confiabilidade Inferior 64.493,75 -6% Superior 72.378,64 6% Hipótese de rejeição 0,8553 Aceito a Média Saneada

SÃO FRANCISCO 5.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 25.286,58 Valor do Terreno 10.968.505 Intervalo de Confiabilidade Inferior 9.834.224 Superior 12.102.786 Área 433,77 Número de Elementos 10 Média Aritmética 25.016,30 Desvio Padrão 5.915,26 Coeficiente de Variação 24% Limite Inferior 17.511,41 Limite Superior 32.521,19 Elementos saneados 8 Média Saneada 25.286,58 t de Student 1,3830 Intervalo de Confiabilidade Inferior 22.429,30 -10% Superior 27.603,30 10% Hipótese de rejeição 0,1445 Aceito a Média Saneada

DOCUMENTAÇÃO DO IMÓVEL

CONSULT Soluções Patrimoniais	Laudo de Avaliação 20.802.006/0815

SOLICITANTE:	**VOTORANTIM INDUSTRIAL - VID**

FINALIDADE:	Apoio à operação interna.
OBJETIVO:	Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada

ENDEREÇO:	Fazenda Santa Maria	**MUNICÍPIO:**	Sorocaba e Votorantim	**UF:**	SP

TIPO:	Imóvel Rural	**MATRÍCULA:**	2.956 do CRI de Votorantim-SP.
ÁREA TOTAL:	2.192,29 ha (conforme Fibria)		



Votorantim
Fz. Sta. Maria

DATA BASE:	Agosto / 2015.

VALOR DE MERCADO DE COMPRA E VENDA:	**R$ 71.918.000,00**
VALOR DE LIQUIDAÇÃO FORÇADA:	**R$ 46.746.000,00**

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES.

CON$ULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu a avaliação do imóvel rural denominado **Fazenda Santa Maria**, localizado nos municípios de Sorocaba e Votorantim, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Asfalto	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Sorocaba e Votorantim-SP
Atividades agrícolas:	Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 36,36% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 36,36%, de 100 a 500 ha com 9,09% e áreas no intervalo de 500 a 2000 ha são 9,09%, e maiores que 2000 ha são 9,09% do total de áreas na região de Votorantim - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada a ondulada.
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados).
Tipos de solo:	Ocorrência predominante de Cambissolo Háplico Tb distrófico, Latossolo vermelho-amarelo distrófico e Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

MINUTA

CON$ULT
Soluções Patrimoniais

3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Sorocaba e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos

X	Ônibus
X	Lotação
	Metrô
	Trem
	Embarcação

Equipamentos Comunitários

X	Segurança
X	Educação
X	Saúde
X	Cultura
X	Lazer

Intensidade de Tráfego

	Alta	X	Média		Baixa

Nível de Escoamento

X	Bom		Regular		Ruim

Principais vias de acesso:	SP-079, SP-097, SP-264, SP-270 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em regular estado de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	SP-079, SP-097, SP-264, SP-270 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

MINUTA

CON$ULT
Soluções Patrimoniais

4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Grande (182,69 módulos fiscais de 12,00 ha).
Topografia:	Suave-ondulada a ondulada.
Textura:	Areno-argilosa, em alguns locais argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Cambissolo Háplico Tb distrófico, Latossolo vermelho-amarelo distrófico e Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Nascentes e córregos.

4.2 Uso Atual

Na época da vistoria, ou seja**, 15/07/2015**, o uso da área era o seguinte:

FAZENDA SANTA MARIA 1

TIPO	ÁREA (Ha) [1]	PERCENTUAL
Árvores Esparsas	0,28	0,04%
Canal de Drenagem	0,43	0,07%
Estágio Inicial	15,77	2,52%
Estágio Médio	254,08	40,53%
Estrada Principal	0,37	0,06%
Estrada Secundária	20,48	3,27%
Lago Artificial	0,11	0,02%
Pasto	0,18	0,03%
Pasto Sujo Denso	3,45	0,55%
Pasto Sujo Ralo	0,17	0,03%
Plantio Comercial	239,72	38,24%
Plantio em Desacordo / Avançado	1,32	0,21%
Plantio Florestal em Preservação	81,04	12,93%
Rede Elétrica / Telefônica	9,44	1,51%
TOTAL	**626,83**	**100,00%**

[1] - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

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Soluções Patrimoniais

FAZENDA SANTA MARIA 2

TIPO	ÁREA (Ha) (1)	PERCENTUAL
Área Especial	0,44	0,08%
Árvores Esparsas	0,17	0,03%
Bambu	0,04	0,01%
Campo Úmido	0,38	0,07%
Construções / Edificações	0,27	0,05%
Culturas diversas	0,34	0,06%
Estágio Inicial	13,82	2,54%
Estágio Médio	155,76	28,68%
Estrada Principal	2,20	0,41%
Estrada Secundária	18,37	3,38%
Infraestrutura Colheita	0,13	0,02%
Lago Artificial	0,69	0,13%
Pasto	1,47	0,27%
Pasto Sujo Denso	3,61	0,66%
Pasto Sujo Ralo	0,64	0,12%
Plantio Comercial	273,71	50,39%
Plantio Danificado	1,50	0,28%
Plantio em Desacordo / Avançado	41,03	7,55%
Plantio Florestal em Preservação	27,80	5,12%
Rede Elétrica / Telefônica	0,83	0,15%
TOTAL	**543,19**	**100,00%**

(1) - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CON$ULT
Soluções Patrimoniais

FAZENDA SANTA MARIA 3

TIPO	ÁREA (Ha) [1]	PERCENTUAL
Área de Terceiros	0,20	0,02%
Árvores Esparsas	0,65	0,07%
Bambu	0,16	0,02%
Campo Úmido	1,50	0,16%
Construções / Edificações	9,45	0,99%
Estágio Inicial	55,68	5,81%
Estágio Médio	125,78	13,12%
Estrada Principal	0,80	0,08%
Estrada Secundária	25,69	2,68%
Experimentos / Pesquisa	1,79	0,19%
Pasto	6,00	0,63%
Pasto Sujo Denso	130,55	13,62%
Pasto Sujo Ralo	7,94	0,83%
Plantio Comercial	530,81	55,38%
Plantio em Desacordo / Avançado	8,79	0,92%
Plantio Florestal em Preservação	5,46	0,57%
Rede Elétrica / Telefônica	31,44	3,28%
Rochas	15,71	1,64%
TOTAL	**958,40**	**100,00%**

[1] - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CON$ULT
Soluções Patrimoniais

4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento de Eucaliptos.
Fazenda Santa Maria 1:	46,49% de aproveitamento.
Fazenda Santa Maria 2:	66,14% de aproveitamento.
Fazenda Santa Maria 3:	84,51% de aproveitamento.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio, indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Em bom estado de conservação.
Conservação do solo:	Reflorestamento com eucaliptos e preservação de reserva legal.
Estradas internas:	Permitem o acesso a vários pontos do imóvel e encontram-se em regular estado de conservação.
Localização:	Boa; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área total possui 2.192,29 ha e enquadra-se na seguinte classificação:

Fazenda Santa Maria 1

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) (1)
A	III	20,00%	127,60
B	VI	25,00%	159,50
C	VIII	55,00%	350,91
TOTAL		**100,00%**	**638,01**

(1) - Áreas estimadas devido à falta de um levantamento específico.

Fazenda Santa Maria 2

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) (1)
A	III	30,00%	166,64
B	VI	35,00%	194,41
C	VIII	35,00%	194,41
TOTAL		**100,00%**	**555,45**

(1) - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

CON$ULT
Soluções Patrimoniais

Fazenda Santa Maria 3

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) (1)
A	III	20,00%	199,77
B	VI	40,00%	399,53
C	VIII	40,00%	399,53
TOTAL		**100,00%**	**998,83**
(1) - Áreas estimadas devido à falta de um levantamento específico.			

5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo:

- Cópia da Matrícula Nº 2.956 do CRI de Votorantim-SP;
- Levantamentos topográficos georreferenciados dos projetos que compõem a Fazenda Santa Maria;
- Mapa total dos projetos, simples e de uso;
- Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos.
- Informações do imóvel no formato shapefile, abaixo descritas:
  - Perímetro do imóvel;
  - Discriminação das áreas da Fibria x Votorantim Cimentos;
  - Discriminação das áreas com Jazidas / Lavra;
  - Uso e ocupação do solo;

Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria.

Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de diligência e auditoria.

Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho.

Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização.

Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação.

MINUTA

CON$ULT
Soluções Patrimoniais

Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria.

A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas.

A remuneração da Consult não está condicionada a nenhuma ação nem resulta das análises, opiniões, conclusões contidas neste relatório ou de seu uso.

6. DIAGNÓSTICO DE MERCADO

Situação Atual do Mercado dos Imóveis Concorrentes

	Nível de Oferta		Nível de Demanda		Absorção		Desempenho do Mercado Atual
	Alto		Alto		Rápida		Aquecido
	Médio/Alto		Médio/Alto		Normal/Rápida		Normal/Aquecido
	Médio		Médio		Normal		Normal
X	Médio/Baixo	X	Médio/Baixo	X	Normal/Difícil	X	Normal/Recessivo
	Baixo		Baixo		Difícil		Recessivo

MINUTA

Devido às características do imóvel, identificamos a necessidade de dividi-lo em porções menores com características similares, com o objetivo de definir com maior precisão o valor de cada parcela. Para tanto, dividimos o imóvel conforme a tabela abaixo: FAZENDA SANTA MARIA Identificação Área (Ha) Fazenda Santa Maria 1 635,87 Fazenda Santa Maria 2 551,40 Fazenda Santa Maria 3 1.005,02 Total Fibria 2.192,29 7. AVALIAÇÃO

O imóvel foi dividido também de acordo com seu zoneamento, conforme ilustração abaixo: Fazenda Zona Área (ha) Município Santa Maria 1.1 ZEU 155,78 Votorantim Santa Maria 1.2 ZI-1 149,40 Votorantim Santa Maria 1.3 Rural 330,70 Votorantim Santa Maria 2.1 Rural 512,87 Sorocaba Santa Maria 2.2 ZCH 38,53 Sorocaba Santa Maria 3.1 ZRU e Rural 1.005,02 Votorantim e Sorocaba

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação Para cada subdivisão das fazendas temos as seguintes situações: Santa Maria 1.1 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. Santa Maria 1.2 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. Santa Maria 1.3 Não há classificação quanto ao que dispõem as normas em função de o conjunto dos fatores ter extrapolado o intervalo admissível. Santa Maria 2.1 Não há classificação quanto ao que dispõem as normas em função de o conjunto dos fatores ter extrapolado o intervalo admissível. Santa Maria 2.2 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. Santa Maria 3.1 Não há classificação quanto ao que dispõem as normas em função de o conjunto dos fatores ter extrapolado o intervalo admissível.

CON$ULT
Soluções Patrimoniais

Tratamento dos Dados e Identificação do Resultado

Determinação do Valor do Terreno

O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda.

Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência:

- Equivalência de situação
Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados.

- Equivalência de tempo
Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação.

- Equivalência de características
Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc.

De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50.

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CONSULT
Soluções Patrimoniais

Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo.

A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos.

Memorial de Cálculo

FAZENDA	ÁREA (Ha)	UNITÁRIO R$ / Ha	TOTAL (R$)
Santa Maria 1.1	155,78	119.035,32	18.543.128,00
Santa Maria 1.2	149,40	70.665,31	10.557.059,00
Santa Maria 1.3	330,70	26.952,18	8.913.099,00
Santa Maria 2.1	512,87	25.128,94	12.887.909,00
Santa Maria 2.2	38,53	56.539,38	2.178.446,00
Santa Maria 3.1	1.005,02	18.743,87	18.837.872,00
Total Fibria	**2.192,29**	**32.804,74**	**71.917.513,00**

MINUTA

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	Osasco, 21 de Agosto de 2015.

ANEXOS

CONSULT
Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

O imóvel avaliando localiza-se nos municípios de Sorocaba e Votorantim, Estado de São Paulo.			
Ponto no interior do avaliando:	Coordenadas Geográficas	S	23º 33' 8.01"
		W	47º 23' 6.93"
Acesso:	Tomando-se como referência a cidade de Votorantim, sair sentido Represa de Itupararanga, percorrendo cerca de 03 km até as divisas do avaliando do lado esquerdo da estrada.		


300
Indaiatuba
Louveira
Piracaia
Tiete
Cerquilho
Atibaia
Jundiai
Porto Feliz
Salto
Itu
Francisco Morato
Santa Isabel
Jacarei
Tatui
Cajamar
Franco Da Rocha
Caieiras
Aruja
Guararema
270
Sorocaba
Avaliando
300
330
381
Itaquaquecetuba
Sabauna
Sao Roque
Suzano
Moji Das Cruzes
Itapevi
Sao Paulo
Itapetininga
116
Sao Caetano Do Sul
Cotia
Ibiuna
Sao Bernardo Do Campo
Itapecerica Da Serra
Paranapiacaba
Sao Miguel Arcanjo
Embu-Guacu
Sao Lourenco Da Serra
Cubatao
Bertioga
Vicente de Carvalho
Santos
Praia Grande
Mongagua
Itanhaem
Pedro Barros
Itariri
Juquia
Peruibe
Sete Barras
30 km

CON$ULT
Soluções Patrimoniais

IMAGEM DE SATÉLITE


Votorantim
Fazenda Santa Maria

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO GEORREFERENCIADO FORNECIDO, PORÉM SERVE APENAS COMO REFERÊNCIA JÁ QUE NÃO FORAM REALIZADAS MEDIÇÕES GEORREFERENCIADAS.


Votorantim
Fibria
Fazenda Santa Maria
V. Cimentos

ÁREAS FIBRIA X VOTORANTIM CIMENTOS.

DIVISÃO DO IMÓVEL EM PORÇÕES PARA EFEITOS DE AVALIAÇÃO. MENORES COM CARACTERÍSTICAS SIMILARES, ADOTADA AVALIANDO EM RELAÇÃO AOS MUNICÍPIOS DA REGIÃO (DIVISAS DE MUNICÍPIO EM AZUL). IMAGEM DE SATÉLITE

FZ. STA. MARIA 1 EM RELAÇÃO À VOTORANTIM E SOROCABA. FZ. STA. MARIA 2 EM RELAÇÃO À VOTORANTIM, SOROCABA E À ROD. RAPOSO TAVARES. IMAGEM DE SATÉLITE

FZ. STA. MARIA 3 EM RELAÇÃO À VOTORANTIM E SOROCABA. AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

 Estrada interna. Reserva Legal. Estrada interna. Detalhe do eucalipto. Placa de identificação. Estrada interna. FOTOS DO AVALIANDO – ÁREAS FIBRIA

 Detalhe da Reserva Legal. Reserva Legal. Panorâmica. Panorâmica. Piquete de georreferenciamento. Igreja no interior do avaliando. FOTOS DO AVALIANDO – ÁREAS FIBRIA

 Panorâmica da floresta. Reserva legal. Vista do eucalipto. Outra vista da estrada. Entrada da Sede. Áreas VC à direita da estrada. FOTOS – ÁREAS VOTORANTIM CIMENTOS

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária tendo em vista que foram feitas novas pesquisas e levantamentos na região e identificamos que não houveram alterações de valores. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS – FAZENDA SANTA MARIA

As práticas de controle à erosão (exemplos: terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras cultiváveis com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

MINUTA

CON$ULT
Soluções Patrimoniais

SANTA MARIA 1

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
635,87	III	20%	127,17		0,750	0,1500
	VI	25%	158,97		0,400	0,1000
	VIII	55%	349,73		0,200	0,1100
	Total	100%	635,87	**Fator Class. Uso Solo Ponderado**		**0,3600**

CON$ULT
Soluções Patrimoniais

SANTA MARIA 2

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
551,40	III	30%	165,42		0,750	0,2250
	VI	35%	192,99		0,400	0,1400
	VIII	35%	192,99		0,200	0,0700
	Total	100%	551,40	**Fator Class. Uso Solo Ponderado**		**0,4350**

CON$ULT
Soluções Patrimoniais

SANTA MARIA 3

Comparativo 1

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Classe de Uso do Solo
242,00	III	35%	84,7		0,750	0,2625
	VI	35%	84,7		0,400	0,1400
	VIII	30%	72,6		0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 2

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
757,46	III	40%	302,984		0,750	0,3000
	VI	40%	302,984		0,400	0,1600
	VIII	20%	151,492		0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**		**0,5000**

Comparativo 3

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
1452,00	III	35%	508,2		0,750	0,2625
	VI	35%	508,2		0,400	0,1400
	VIII	30%	435,6		0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**		**0,4625**

Comparativo 4

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
108,90	III	50%	54,45		0,750	0,3750
	VI	30%	32,67		0,400	0,1200
	VIII	20%	21,78		0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**		**0,5350**

Comparativo 5

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
752,62	III	35%	263,417		0,750	0,2625
	VI	55%	413,941		0,400	0,2200
	VIII	10%	75,262		0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**		**0,5025**

Comparativo 6

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
143,00	III	30%	42,9		0,750	0,2250
	VI	35%	50,05		0,400	0,1400
	VIII	35%	50,05		0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**		**0,4350**

Comparativo 7

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
138,00	III	45%	62,1		0,750	0,3375
	VI	35%	48,3		0,400	0,1400
	VIII	20%	27,6		0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 8

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
58,08	III	35%	20,328		0,750	0,2625
	VI	45%	26,136		0,400	0,1800
	VIII	20%	11,616		0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**		**0,4825**

Comparativo 9

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
48,40	III	45%	21,78		0,750	0,3375
	VI	35%	16,94		0,400	0,1400
	VIII	20%	9,68		0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**		**0,5175**

Comparativo 10

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor		Fator Classe Uso do Solo
90,00	III	35%	31,5		0,750	0,2625
	VI	35%	31,5		0,400	0,1400
	VIII	30%	27		0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**		**0,4625**

Avaliando

Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe		Fator Classe de Uso
1005,02	III	20%	201,00		0,750	0,1500
	VI	40%	402,01		0,400	0,1600
	VIII	40%	402,01		0,200	0,0800
	Total	100%	1005,02	**Fator Class. Uso Solo Ponderado**		**0,3900**

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

FATOR LOCAL: a transposição que utilizamos no presente laudo foi baseada na escala de valores que varia de 0 a 10 (notas atribuídas ao local), aferidos para o local avaliando arbitrado conforme tabela a seguir. O fator deve ser limitado apenas à parcela de influência que a localização contribui na composição do valor final do imóvel.

Distância Polo de Influência (km)	Nota
1,5	10,0
3,0	9,0
4,5	8,0
6,0	7,0
7,5	6,0
9,0	5,0
10,5	4,0
12,0	3,0
13,5	2,0

Admitimos como polo de influência o Shopping Iguatemi com entradas através dos endereços:
ENTRADA ALA SUL: AV. GISELE CONSTANTINO, 1.850 - VOTORANTIM/SP
ENTRADA ALA NORTE: AV. IZORAIDA MARQUES PERES, 401 - SOROCABA/SP
Ressaltamos que as distâncias foram estimadas com base nas informações de local de referência fornecidas pelas imobiliárias.

FATOR APROVEITAMENTO: os elementos comparativos foram transpostos para o local em estudo através do fator aproveitamento aferido de acordo com a tabela a seguir, elaborada levando em consideração o zoneamento e coeficiente de aproveitamento do imóvel avaliando e dos elementos comparativos, limitando-se a sua influência à parcela com que o mesmo contribui na composição do valor final do imóvel.

Aproveitamento

Rural	0,20
Baixo	0,60
Médio	1,00
Alto	2,00

MINUTA

CON$ULT
Soluções Patrimoniais

FATOR PROPORÇÃO DE ÁREAS: os elementos comparativos foram corrigidos em função de sua área, tendo em vista que existe uma diferença de valores unitários de acordo com a dimensão do terreno, sendo os de maior extensão com unitários menores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel.

Para tanto, utilizamos a fórmula constante da publicação "Curso Básico de Engenharia Legal e de Avaliações", autor Sérgio Antonio Abunahman, 2ª. Edição, Editora Pini:

$\left(\frac{Área comparativo}{Área Avaliando}\right)^{\frac{1}{4}}$ $\Rightarrow$ quando a diferença entre as áreas do comparativo e do avaliando for inferior a 30%

$\left(\frac{Área comparativo}{Área Avaliando}\right)^{\frac{1}{8}}$ $\Rightarrow$ quando a diferença entre as áreas do comparativo e do avaliando for superior a 30%

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}}\right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}}\right)}$$

Onde:
n = nº elementos M = média aritmética
q = média saneada S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

MINUTA

SANTA MARIA 1.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 119.035,32 Valor do Terreno 18.543.128 Intervalo de Confiabilidade Inferior 16.788.713 Superior 20.297.543 Área 155,78 Número de Elementos 10 Média Aritmética 123.852,46 Desvio Padrão 26.793,65 Coeficiente de Variação 22% Limite Inferior 86.696,72 Limite Superior 161.008,19 Elementos saneados 9 Média Saneada 119.035,32 t de Student 1,3830 Intervalo de Confiabilidade Inferior 112.134,44 -9% Superior 135.570,47 9% Hipótese de rejeição 0,5685 Aceito a Média Saneada

SANTA MARIA 1.2 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 70.665,31 Valor do Terreno 10.557.059 Intervalo de Confiabilidade Inferior 9.643.337 Superior 11.470.781 Área 149,40 Número de Elementos 10 Média Aritmética 70.694,80 Desvio Padrão 13.990,60 Coeficiente de Variação 20% Limite Inferior 49.486,36 Limite Superior 91.903,24 Elementos saneados 8 Média Saneada 70.665,31 t de Student 1,3830 Intervalo de Confiabilidade Inferior 64.576,11 -9% Superior 76.813,49 9% Hipótese de rejeição 0,0067 Aceito a Média Saneada

SANTA MARIA 1.3 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 26.952,18 Valor do Terreno 8.913.099 Intervalo de Confiabilidade Inferior 8.043.684 Superior 9.782.514 Área 330,70 Número de Elementos 10 Média Aritmética 25.847,93 Desvio Padrão 5.765,03 Coeficiente de Variação 22% Limite Inferior 18.093,55 Limite Superior 33.602,31 Elementos saneados 9 Média Saneada 26.952,18 t de Student 1,3830 Intervalo de Confiabilidade Inferior 23.326,64 -10% Superior 28.369,23 10% Hipótese de rejeição 0,6057 Aceito a Média Saneada

SANTA MARIA 2.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 25.128,94 Valor do Terreno 12.887.909 Intervalo de Confiabilidade Inferior 12.040.253 Superior 13.735.565 Área 512,87 Número de Elementos 10 Média Aritmética 24.237,91 Desvio Padrão 3.645,11 Coeficiente de Variação 15% Limite Inferior 16.966,54 Limite Superior 31.509,28 Elementos saneados 9 Média Saneada 25.128,94 t de Student 1,3830 Intervalo de Confiabilidade Inferior 22.643,75 -7% Superior 25.832,07 7% Hipótese de rejeição 0,7730 Aceito a Média Saneada

SANTA MARIA 2.2 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 56.539,38 Valor do Terreno 2.178.446 Intervalo de Confiabilidade Inferior 2.048.718 Superior 2.308.174 Área 38,53 Número de Elementos 10 Média Aritmética 54.669,80 Desvio Padrão 7.444,12 Coeficiente de Variação 14% Limite Inferior 38.268,86 Limite Superior 71.070,74 Elementos saneados 9 Média Saneada 56.539,38 t de Student 1,3830 Intervalo de Confiabilidade Inferior 51.414,17 -6% Superior 57.925,43 6% Hipótese de rejeição 0,7942 Aceito a Média Saneada

SANTA MARIA 3.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 18.743,87 Valor do Terreno 18.837.872 Intervalo de Confiabilidade Inferior 16.919.575 Superior 20.756.169 Área 1.005,02 Número de Elementos 10 Média Aritmética 18.074,30 Desvio Padrão 4.208,46 Coeficiente de Variação 23% Limite Inferior 12.652,01 Limite Superior 23.496,59 Elementos saneados 9 Média Saneada 18.743,87 t de Student 1,3830 Intervalo de Confiabilidade Inferior 16.233,76 -10% Superior 19.914,84 10% Hipótese de rejeição 0,5031 Aceito a Média Saneada

DOCUMENTAÇÃO DO IMÓVEL

CON$ULT Soluções Patrimoniais	**Laudo de Avaliação** **20.802.008/0815**

SOLICITANTE:	**VOTORANTIM INDUSTRIAL - VID**

FINALIDADE:	Apoio à operação interna.
OBJETIVO:	Determinação de Valor de Mercado de Compra e Venda e Valor de Liquidação Forçada

ENDEREÇO:	Fazenda Santa Rita	**MUNICÍPIO:**	Salto de Pirapora	**UF:**	SP

TIPO:	Imóvel Rural	**MATRÍCULA:**	717 do CRI de Sorocaba-SP.
ÁREA TOTAL:	232,88 ha (conforme Fibria)		


Fazenda Santa Rita

DATA BASE:	Agosto / 2015.

VALOR DE MERCADO DE COMPRA E VENDA:	**R$ 12.685.000,00**
VALOR DE LIQUIDAÇÃO FORÇADA:	**R$ 8.245.000,00**

VIDE ITEM 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES.

CON$ULT
Soluções Patrimoniais

1. LOCALIZAÇÃO

A Consult Soluções Patrimoniais, por solicitação da **Votorantim Industrial - VID**, procedeu a avaliação do imóvel rural denominado **Fazenda Santa Rita,** localizado no município de Salto de Pirapora, Estado de São Paulo.

2. LOGRADOURO PRINCIPAL

Mãos de Direção:	Dupla	**Pistas:**	Única	**Traçado:**	Misto
Perfil:	Suave ondulado	**Pavimentação:**	Asfalto	**Calçadas:**	Inexistentes

3. CARACTERIZAÇÃO DA REGIÃO

3.1 Contexto da Região Circunvizinha

Principais polos urbanos de referência:	Votorantim-SP (116.076 habitantes) Sorocaba-SP (637.187 habitantes)
Atividades agrícolas:	Agricultura e Pecuária de corte e de leite.
Estrutura fundiária:	De acordo com IBGE (1996) 21,66% de estabelecimentos agropecuários estão no estrato de até 10,00 ha, seguindo do intervalo de 10 a 100 ha com 68,59%, de 100 a 500 ha com 5,07% e áreas no intervalo de 500 a 2000 ha são 4,00%, e maiores que 2000 ha são 0,68% do total de áreas na região de Salto de Pirapora - SP.
Disponibilidade de mão de obra:	Por se tratar de uma região voltada para agricultura e pecuária de corte, a disponibilidade de mão de obra para esta atividade é boa.
Reserva legal mínima da região:	20,00%

3.2 Topografia e Características do Solo

Topografia:	Suave ondulada.
Textura:	Areno-argilosa.
Profundidade:	Solos médios a rasos.
Fertilidade:	Variada: média a alta (em solos corrigidos e adubados).
Tipos de solo:	Ocorrência predominante de Cambissolo Háplico Tb distrófico, Latossolo vermelho-amarelo distrófico e Argissolo vermelho-amarelo distrófico.
Observação:	O valor das terras, entre outros fatores, está relacionado com o tipo de solo, características topográficas (ligada ao potencial de mecanização e aproveitamento da área), existência de recursos hídricos (potencial de uso de sistemas de irrigação), localização e condições de acesso.

MINUTA

CON$ULT
Soluções Patrimoniais

3.3 Clima

Classificação (sistema de Köeppen):	Cfb: Climas temperados úmidos com verões brandos.

3.4 Hidrografia

Bacia hidrográfica:	Rio Sorocaba e seus afluentes.

3.5 Infraestrutura

Transportes Coletivos

X	Ônibus
X	Lotação
	Metrô
	Trem
	Embarcação

Equipamentos Comunitários

X	Segurança
X	Educação
X	Saúde
X	Cultura
X	Lazer

Intensidade de Tráfego

	Alta	X	Média		Baixa

Nível de Escoamento

X	Bom		Regular		Ruim

Principais vias de acesso:	SP-079, SP-097, SP-264, SP-270 e estradas municipais.

3.6 Acessibilidade

Sistema Rodoviário:	Dispõe de estradas asfaltadas em bom estado de conservação e estradas de terra em estado regular de conservação.
Transporte Público:	Constatamos a existência de linhas de ônibus intermunicipal circulando pelas rodovias da região.

3.7 Potencial de absorção de Produção

Condições de escoamento da produção:	Bom
Estradas e Rodovias que interligam a região:	SP-079, SP-097, SP-264, SP-270 e estradas municipais.
Estado de conservação das Estradas e Rodovias:	Bom

MINUTA

CON$ULT
Soluções Patrimoniais

4. CARACTERIZAÇÃO DO IMÓVEL

4.1 Aspectos Físicos

Classificação quanto à dimensão:	Médio (19,41 módulos fiscais de 12,00 ha).
Topografia:	Suave-ondulada a ondulada.
Textura:	Areno-argilosa, em alguns locais argilosa.
Drenagem:	Boa.
Erosão:	Ligeira, sulcos ocasionais, em pequena quantidade, rasos e sinuosos.
Profundidade:	Solos médios a rasos.
Fertilidade:	Alta (em solos corrigidos e adubados).
Identificação Pedológica:	Ocorrência predominante de Cambissolo Háplico Tb distrófico, Latossolo vermelho-amarelo distrófico e Argissolo vermelho-amarelo distrófico.
Recursos hídricos:	Rios, nascentes e córregos internos.

4.2 Uso Atual

Na época da vistoria, ou seja**, 15/07/2015**, o uso da área era o seguinte:

TIPO	ÁREA (Ha) [1]	PERCENTUAL
Área de Terceiros	11,77	5,05%
Área Especial	0,09	0,04%
Árvores Esparsas	0,17	0,07%
Campo Úmido	0,09	0,04%
Comodato	0,89	0,38%
Erosão	0,06	0,03%
Estágio Inicial	1,62	0,70%
Estágio Médio	25,68	11,03%
Estrada Principal	5,09	2,19%
Estrada Secundária	8,77	3,77%
Infraestrutura Colheita	0,44	0,19%
Pasto	1,19	0,51%
Pasto Sujo Denso	6,57	2,82%
Pasto Sujo Ralo	0,20	0,09%
Plantio Comercial	160,38	68,87%
Plantio Florestal em Preservação	3,82	1,64%
Rede Elétrica / Telefônica	6,03	2,59%
TOTAL	**232,86**	**100,00%**

[1] - Áreas obtidas nos arquivos shapefile fornecidos. Identificamos diferenças de área não significantes.

MINUTA

CON$ULT
Soluções Patrimoniais

4.3 Aspectos Gerais do Imóvel Avaliando

Utilização econômica atual:	Reflorestamento de Eucaliptos.
Fazenda Santa Rita:	87,27% de aproveitamento.
Potencial Produtivo:	Alto, a análise dos principais parâmetros agronômicos e estruturas de apoio, indicam que o imóvel encontra-se adaptado a seu uso.
Benfeitorias:	Em bom estado de conservação.
Conservação do solo:	Reflorestamento com eucaliptos e preservação de reserva legal.
Estradas internas:	Em bom estado de conservação.
Localização:	Boa; classificada em função da proximidade de centros urbanos, condições de acesso e características da região circunvizinha
Melhoramentos:	Energia elétrica, telefone.

4.4 Descrição das Terras

A vistoria realizada na área permitiu que fossem identificadas as diferentes classes de terra, que podem ser descritas pelos conceitos extraídos do Manual Brasileiro para Levantamento da Capacidade de Uso da Terra - ETA - Brasil / Estados Unidos, 1971.

A área avalianda possui 232,88 ha e enquadra-se na seguinte classificação:

GRUPO	CLASSE	PERCENTUAL	ÁREA (ha) [(1)]
A	III	30,00%	69,86
B	VI	35,00%	81,50
C	VIII	35,00%	81,50
TOTAL		**100,00%**	**232,88**

[(1)] - Áreas estimadas devido à falta de um levantamento específico.

MINUTA

Relacionamos abaixo a documentação fornecida pelo contratante para a elaboração deste relatório, que é, por premissa, considerada boa e válida, não tendo sido efetuadas análises jurídicas ou medições de campo: - Cópia da Matrícula No 717 do CRI de Sorocaba-SP; - Levantamentos topográficos georreferenciados dos projetos que compõem a Fazenda Santa Rita; - Mapa total dos projetos, simples e de uso; - Arquivo digital de extensão kml contendo o perímetro total da fazenda e seus projetos. - Informações do imóvel no formato shapefile, abaixo descritas: Perímetro do imóvel; Discriminação das áreas da Fibria x Votorantim Cimentos; Discriminação das áreas com Jazidas / Lavra; Uso e ocupação do solo; Ressaltamos que por solicitação do contratante, adotamos a área total informada pela Fibria. Este estudo está embasado em subsídios técnicos e foi elaborado com base em informações fornecidas pelos executivos e funcionários do solicitante. Estas informações fornecidas foram consideradas como verdadeiras uma vez que não faz parte do escopo de nosso trabalho qualquer tipo de procedimento de diligência e auditoria. Desta forma, a Consult não assume qualquer responsabilidade futura pela precisão das informações recebidas e utilizadas para este trabalho. Considerou-se, como premissa, para efeito de avaliação, os bens livres de hipotecas, arrestos, usufrutos, penhores, passivos ambientais ou quaisquer ônus ou problemas que prejudiquem o seu bom uso ou comercialização. Contaminação do solo, da água e outros tipos, bem como emissões ambientais não foram investigados. Possíveis efeitos de eventual contaminação e/ou emissões ambientais, não foram levados em consideração no presente relatório de avaliação. Não nos responsabilizamos por fatores econômicos ou físicos ocorridos após a data base, que possam afetar as conclusões e opiniões relatadas neste laudo, bem como por divergências das condições gerais do patrimônio decorrentes de modificações ocorridas após a data da vistoria. A Consult não tem nenhum interesse atual ou futuro na propriedade que é objeto deste relatório e não tem nenhum interesse pessoal ou parcialidade com relação às partes envolvidas. A remuneração da Consult não está condicionada a nenhuma ação nem resulta das análises, opiniões, conclusões contidas neste relatório ou de seu uso. 5. PRESSUPOSTOS, RESSALVAS E FATORES LIMITANTES

CON$ULT
Soluções Patrimoniais

6. DIAGNÓSTICO DE MERCADO

Situação Atual do Mercado dos Imóveis Concorrentes

	Nível de Oferta		Nível de Demanda		Absorção		Desempenho do Mercado Atual
	Alto		Alto		Rápida		Aquecido
	Médio/Alto		Médio/Alto		Normal/Rápida		Normal/Aquecido
	Médio		Médio		Normal		Normal
X	Médio/Baixo	X	Médio/Baixo	X	Normal/Difícil	X	Normal/Recessivo
	Baixo		Baixo		Difícil		Recessivo

MINUTA

Devido às características do imóvel, identificamos a necessidade de dividi-lo em porções menores com características similares, com o objetivo de definir com maior precisão o valor de cada parcela. Para tanto, dividimos o imóvel conforme a tabela abaixo: Fazenda Zona Área (ha) Município Santa Rita 1.1 Zru 95,89 Salto de Pirapora Santa Rita 1.2 ZEI 136,99 Salto de Pirapora 7. AVALIAÇÃO

Normatização Para a presente avaliação utilizamos as diretrizes constantes da Parte 1 da NBR 14.653 que detalha os procedimentos gerais da norma de avaliação de bens e NBR 14.653-3:2004, no que diz respeito à avaliação de imóveis rurais e servidões rurais. Metodologia No presente caso, tendo em vista a natureza do imóvel avaliando, sua situação geo-sócio-econômica e a disponibilidade de dados seguros, optamos pelo "Método Comparativo Direto de Dados de Mercado", para a definição dos valores. Especificação da Avaliação Para cada subdivisão das fazendas temos as seguintes situações: Santa Rita 1.1 O presente trabalho é classificado como "Grau I" quanto à fundamentação conforme a pontuação atingida para fins de classificação das avaliações e "Grau III" quanto à precisão, conforme amplitude do intervalo de confiança de 80% em torno da estimativa. Santa Rita 1.2 Não há classificação quanto ao que dispõem as normas em função de o fator de aproveitamento ter extrapolado o intervalo admissível. Não foi possível a obtenção de elementos comparativos em situação similar ao imóvel avaliando. Tratamento dos Dados e Identificação do Resultado O valor das terras foi obtido com base no unitário definido para a propriedade padrão local, considerando-se as devidas correções específicas para adequá-la às características da avalianda. Procedemos uma ampla pesquisa junto ao mercado imobiliário e pessoas ligadas ao meio rural, através de contatos com corretores, imobiliárias atuantes, cartórios, proprietários, agrônomos e pessoas afins. Identificamos elementos comparativos válidos que, de acordo com as "Normas", devem possuir os seguintes fatores de equivalência: - Equivalência de situação Dá-se preferência a locais da mesma situação geo-sócio-econômica. Os elementos situados fora desta zona serão devidamente homogeneizados. - Equivalência de tempo Sempre que possível, os elementos comparativos devem apresentar contemporaneidade com a avaliação. - Equivalência de características Sempre que possível deve ocorrer a semelhança com o imóvel objeto da avaliação no que tange à situação, grau de aproveitamento, características físicas, adequação ao meio, utilização, etc. De acordo com procedimentos específicos para aplicação de fatores de homogeneização descritos na NBR 14653-3, é recomendável que sejam utilizados dados de mercado com atributos semelhantes aos do imóvel avaliando, sendo considerados atributos semelhantes aqueles em que cada um dos fatores de homogeneização, calculados em relação ao avaliando, estejam contidos entre 0,50 e 1,50. Determinação do Valor do Terreno

CON$ULT
Soluções Patrimoniais

Desta forma, a aferição deste fator com precisão requer do avaliador muita experiência e conhecimento técnico, para, através de uma análise comparativa de valores de vendas e ofertas de imóveis afins, definir os limites do valor de mercado, conforme memoriais de cálculo.

A pesquisa de mercado e os memoriais de cálculo estão apresentados no corpo do laudo e seus anexos.

Memorial de Cálculo

FAZENDA	ÁREA (Ha)	UNITÁRIO R$ / Ha	TOTAL (R$)
Santa Rita 1.1	95,89	30.894,51	2.962.507,00
Santa Rita 1.2	136,99	70.971,20	9.722.385,00
Total Fibria	**232,88**	**54.469,27**	**12.684.892,00**

8. ENCERRAMENTO

É importante ressaltar que o valor definido para o imóvel dentro dos critérios e procedimentos usuais da Engenharia de Avaliações não representa um número exato e sim uma expressão monetária teórica e mais provável do valor pelo qual se negociaria voluntariamente e conscientemente um imóvel, numa data de referência, dentro das condições de mercado vigente. Isto não significa que eventuais negociações efetivas não possam ser feitas por valores diferentes destes, inferiores ou superiores, dependendo de aspectos específicos relacionados aos interesses das partes envolvidas.

O laudo é considerado pela Consult Soluções Patrimoniais como documento sigiloso, absolutamente confidencial.

PELO DEPARTAMENTO TÉCNICO
DA
CONSULT SOLUÇÕES PATRIMONIAIS

MAURICIO ELIAS JORGE
ENGº AGRÔNOMO - CREA Nº 5060.869.985/D

Data e Local:	São Paulo, 21 de Agosto de 2015.

MINUTA

ANEXOS

CON$ULT
Soluções Patrimoniais

CROQUI DE LOCALIZAÇÃO

O imóvel avaliando localiza-se no município de Salto de Pirapora, Estado de São Paulo.			
Ponto no interior do avaliando:	Coordenadas Geográficas	S	23º 38' 09,0"
		W	47º 31' 03,4"
Acesso:	Tomando-se como referência a cidade de Votorantim, sair pela SP-079 sentido Salto de Pirapora, percorrendo cerca de 08 km até as divisas do avaliando.		


Porto Feliz
Salto
Itu
Tatui
270
Sorocaba
Itapetininga
Avaliando
Sao Miguel Arcanjo
Pedro Barros
Juquia
Sete Barras
Atibaia
Jundiai
Francisco Morato
Franco Da Rocha
Cajamar
Caieiras
300
330
381
116
Sao Roque
Sao Paulo
Sao Caetano Do Sul
Sao Bernardo Do Campo
Suzano
Moji Das Cruzes
Cubatao
Vicente de Carvalho
Santos
Praia Grande
30 km

OBS: A DEMARCAÇÃO DO IMÓVEL ACIMA FOI BASEADA NA LEITURA DO GPS E NO LEVANTAMENTO GEORREFERENCIADO FORNECIDO, PORÉM SERVE APENAS COMO REFERÊNCIA JÁ QUE NÃO FORAM REALIZADAS MEDIÇÕES GEORREFERENCIADAS. AVALIANDO EM RELAÇÃO AOS MUNICÍPIOS DA REGIÃO (DIVISAS DE MUNICÍPIO EM BRANCO). IMAGEM DE SATÉLITE

AVALIANDO EM RELAÇÃO À REGIÃO CIRCUNVIZINHA. AVALIANDO EM RELAÇÃO À CAPITAL E AO ESTADO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

PERSPECTIVA DO AVALIANDO. PERSPECTIVA DO AVALIANDO. IMAGEM DE SATÉLITE

 Entrada a partir da SP-079. Placa de identificação. Detalhe da reserva legal. Outra vista a partir da rodovia. Panorâmica, avaliando ao fundo. Vista do eucalipto. FOTOS DO AVALIANDO – ÁREAS FIBRIA

 Represa interna. Estrada interna. Reserva Legal. Detalhe do eucalipto. Estrada interna. Linhão de energia que corta a propriedade. FOTOS DO AVALIANDO – ÁREAS FIBRIA

CON$ULT
Soluções Patrimoniais

FOTOS – ÁREAS VOTORANTIM CIMENTOS


Reserva Legal e eucalipto.


Detalhe estrada interna.


Estrada interna.


Detalhe do eucalipto.


Eucalipto.


Reserva Legal.

No tratamento de dados foi utilizado o tratamento por fatores, no qual admite-se, a priori, a validade da existência de relações fixas entre os atributos específicos e os respectivos preços. Conforme a NBR 14653-3, os fatores utilizados neste tratamento devem ser indicados periodicamente pelas entidades técnicas regionais reconhecidas e revisados em períodos máximos de dois anos, e devem especificar claramente a região para a qual são aplicáveis. Alternativamente, podem ser adotados fatores de homogeneização medidos no mercado, desde que o estudo de mercado específico que lhes deu origem seja anexado ao Laudo de Avaliação. No presente trabalho, utilizamos os fatores que efetivamente contribuíram na homogeneização. Analisamos o coeficiente de variação antes e depois da aplicação de cada variável isoladamente, visando a sua redução. Este procedimento foi utilizado, pois os fatores regionais não foram publicados até o fechamento deste trabalho. FATOR OFERTA: adotou-se um fator de redução de 10% sobre o preço ofertado, considerando-se a elasticidade da negociação, ocorrida no fechamento. ATUALIZAÇÃO: não foi necessária tendo em vista que foram feitas novas pesquisas e levantamentos na região e identificamos que não houveram alterações de valores. CARACTERIZAÇÃO DAS CLASSES DE CAPACIDADE DE USO Segundo Lepsch ( Manual para Levantamento Utilitário do Meio Físico e classificação de Terras no sistema de Capacidade de Uso; 1983), para caracterização das classes de capacidade de uso do solo deve–se conhecer: - As possíveis utilizações que se podem aplicar ao solo(grupos); - As práticas de controle de erosão e as práticas complementares de melhoramentos(classes); - E as limitações do solo. As Utilizações que se podem aplicar ao solo foram divididas em: GRUPO A: Terras passíveis de serem utilizadas com culturas anuais, perenes, pastagens e / ou reflorestamento e vida silvestre(comporta as classes I,II,III e IV). GRUPO B : Terras impróprias para cultivos intensivos, mas ainda adaptada para pastagens e / ou reflorestamento e / ou vida silvestre, porém cultiváveis em casos de algumas culturas especiais protetoras do solo( comporta as classes V, VI e VII). GRUPO C : Terras não adequadas para cultivos anuais,perenes,pastagens ou reflorestamento, porém apropriadas para proteção da flora e fauna silvestre, recreação ou armazenamento de água(comporta classe VIII). TRATAMENTO DE DADOS

As práticas de controle à erosão(exemplos:terraceamento, plantio e cultivo em nível, faixas de retenção ou de rotação e canais divergentes) e as práticas complementares de melhoramentos (exemplos: calagem, adubações químicas, adubação verde, rotação de culturas, subsolagem, drenagem, divisão e manejo de pastagens) foram divididas em oito classes designadas por algarismos romanos: GRUPO A CLASSE I: Terras cultiváveis, aparentemente sem problemas especiais de conservação. CLASSE II: Terras cultiváveis com problemas simples de conservação. CLASSE III: Terras cultiváveis com problemas complexos de conservação. CLASSE IV: Terras cultiváveis apenas ocasionalmente ou em extensão limitada, com sérios problemas de conservação. GRUPO B CLASSE V: Terras adaptadas em geral para pastagens e ou reflorestamento, sem a necessidade de práticas especiais de conservação, cultiváveis apenas em casos muito especiais. CLASSE VI: Terras adaptadas em geral para pastagens e ou reflorestamento, com problemas simples de conservação, cultiváveis apenas em casos especiais de algumas culturas permanentemente protetoras do solo. CLASSE VII: Terras adaptadas em geral somente para pastagens ou reflorestamento, com problemas complexos de conservação. GRUPO C CLASSE VIII: Terras impróprias para cultura,pastagem ou reflorestamento, podendo servir apenas como abrigo e proteção de fauna e flora silvestre, como ambiente para recreação, ou para fins de armazenamento de água.

CON$ULT
Soluções Patrimoniais

VALOR DAS TERRAS NUAS EM FUNÇÃO DE SUA CAPACIDADE DE USO.

O valor da terra está diretamente relacionado com o aproveitamento permitido e a liberdade de uso que ela propicia ao proprietário / explorador. Isto significa que, quanto maior o grau de aproveitamento, quanto mais intensivo este e quanto maior a gama de uso que o solo permite, maior o valor deste.
Este maior valor pode ser comparado, no quadro a seguir à classe I, que permite qualquer tipo de uso com as menores limitações.


Sentido das Aptidões e das Limitações
Classes de Capacidade de Uso
SENTIDO DO AUMENTO DA INTENSIDADE DE USO
Vida Silvestre e Recreação
Silvicultura Pastoreio
Limitado
Moderado
Intensivo
Cultivo Ocasional ou Limitado
Cultivo Intensivo Problemas de Conservação
Limitado
Moderado
Intensivo
I
II
III
IV
V
VI
VII
VIII
SUB-UTILIZAÇÃO DA TERRA
MÁXIMA UTILIZAÇÃO RACIONAL DA TERRA
AUMENTO DAS LIMITAÇÕES E DOS RISCOS USO
AUMENTO DA ADAPTABILIDADE E DA LIBERDADE DE ESCOLHA DE USO
SOBRE UTILIZAÇÃO DA TERRA

Quadro: resumo da variação do tipo e da intensidade máxima de utilização da terra sem risco de erosão acelerada em função das classes de capacidade de uso, retirado de Kozma(1984).

MINUTA

FATOR CLASSE DE CAPACIDADE DE USO DAS TERRAS: Fator de homogeneização que expressa simultaneamente a influência sobre o valor do imóvel rural de sua capacidade de uso e taxonomia, ou seja, das características intrínsecas e extrínsecas das terras, como fertilidade, topografia, drenagem, permeabilidade, risco de erosão ou inundação, profundidade, pedregosidade, entre outras.

Para determinação da escala de valores de terras em função da Classe de Capacidade de Uso foi utilizada a Tabela de Fatores de Ponderação na Obtenção do Valor das Terras Rústicas Segundo a Classe de Capacidade de Uso, proposta pelo Eng. Kozma (1984) e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, definindo um fator para cada elemento comparativo e para o Avaliando em função das Classes de Capacidade de uso do Solo observadas nestes imóveis conforme tabelas abaixo:

CON$ULT
Soluções Patrimoniais

Comparativo 1					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Classe de Uso do Solo
242,00	III	35%	84,7	0,750	0,2625
	VI	35%	84,7	0,400	0,1400
	VIII	30%	72,6	0,200	0,0600
	Total	100%	242	**Fator Class. Uso Solo Ponderado**	**0,4625**

Comparativo 2					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
757,46	III	40%	302,984	0,750	0,3000
	VI	40%	302,984	0,400	0,1600
	VIII	20%	151,492	0,200	0,0400
	Total	100%	757,46	**Fator Class. Uso Solo Ponderado**	**0,5000**

Comparativo 3					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
1452,00	III	35%	508,2	0,750	0,2625
	VI	35%	508,2	0,400	0,1400
	VIII	30%	435,6	0,200	0,0600
	Total	100%	1452	**Fator Class. Uso Solo Ponderado**	**0,4625**

Comparativo 4					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
108,90	III	50%	54,45	0,750	0,3750
	VI	30%	32,67	0,400	0,1200
	VIII	20%	21,78	0,200	0,0400
	Total	100%	108,9	**Fator Class. Uso Solo Ponderado**	**0,5350**

Comparativo 5					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
752,62	III	35%	263,417	0,750	0,2625
	VI	55%	413,941	0,400	0,2200
	VIII	10%	75,262	0,200	0,0200
	Total	100%	752,62	**Fator Class. Uso Solo Ponderado**	**0,5025**

Comparativo 6					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
143,00	III	30%	42,9	0,750	0,2250
	VI	35%	50,05	0,400	0,1400
	VIII	35%	50,05	0,200	0,0700
	Total	100%	143	**Fator Class. Uso Solo Ponderado**	**0,4350**

Comparativo 7					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
138,00	III	45%	62,1	0,750	0,3375
	VI	35%	48,3	0,400	0,1400
	VIII	20%	27,6	0,200	0,0400
	Total	100%	138	**Fator Class. Uso Solo Ponderado**	**0,5175**

Comparativo 8					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
58,08	III	35%	20,328	0,750	0,2625
	VI	45%	26,136	0,400	0,1800
	VIII	20%	11,616	0,200	0,0400
	Total	100%	58,08	**Fator Class. Uso Solo Ponderado**	**0,4825**

Comparativo 9					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
48,40	III	45%	21,78	0,750	0,3375
	VI	35%	16,94	0,400	0,1400
	VIII	20%	9,68	0,200	0,0400
	Total	100%	48,4	**Fator Class. Uso Solo Ponderado**	**0,5175**

Comparativo 10					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Escala de Valor	Fator Classe Uso do Solo
90,00	III	35%	31,5	0,750	0,2625
	VI	35%	31,5	0,400	0,1400
	VIII	30%	27	0,200	0,0600
	Total	100%	90	**Fator Class. Uso Solo Ponderado**	**0,4625**

Avaliando					
Área Total(ha)	Classes solo	% classe	área/classe(ha)	Classe	Fator Classe de Uso
232,88	III	30%	69,86	0,750	0,2250
	VI	35%	81,51	0,400	0,1400
	VIII	35%	81,51	0,200	0,0700
	Total	100%	232,88	**Fator Class. Uso Solo Ponderado**	**0,4350**

CON$ULT
Soluções Patrimoniais

FATOR SITUAÇÃO E CONDIÇÕES DE ACESSO E CIRCULAÇÃO: os elementos comparativos foram corrigidos em função de suas condições de acesso e localização, tendo em vista que existe uma diferença de valores unitários de acordo com a localização e condições de acesso ao imóvel.

Para tanto, foi utilizada a Escala de Valores de Terras Segundo a Situação e Viabilidade de Circulação, Adaptado da metodologia proposta pelo Eng. Kozma , 1985 e citada na apostila do "Curso de Avaliação de Propriedades Rurais" de autoria do Eng. Marcelo Rossi Camargo Lima, publicada pelo Instituto de Avaliações e Perícias de Engenharia- IBAPE-SP, 2001. A transposição seguiu a relação seguinte:

Situação	Condições de Acesso e Circulação			
	Tipo de estrada	Imp. das distâncias aos centros de referência	Cond. de trafego durante o ano	Escala de valores
VICINAL I	Asfalto ou estrada de chão c/ ótima conservação	Relativa	Permanente	1,00
VICINAL II	Estrada de chão	Significativa	Permanente	0,94
VICINAL III	Estrada de chão e servidões de passagem	Significativa	S/ cond. satisfatórias	0,89
VICINAL IV	Porteiras nas servidões de passagem	Significativa	Problemas sérios na estação chuvosa	0,83
VICINAL V	Porteiras e interceptadas p/ córregos s/ pontes	Significativa	Problemas sérios mesmo na seca	0,78

FATOR OCUPAÇÃO: os elementos comparativos foram corrigidos em função da ocupação da área, tendo em vista que existe uma diferença de valores unitários de acordo com a ocupação, sendo os ocupados com cultura com unitários maiores, limitando-se a sua influência à parcela com que os mesmos contribuem na composição do valor final do imóvel. A transposição seguiu a relação seguinte:

Fator Ocupação		
Código	Fator	Descrição
1	1,00	predominatemente cultura
2	0,90	predominantemente pastagem
3	0,85	parcialmente pastagem
	0,80	sem exploração economica

MINUTA

CON$ULT
Soluções Patrimoniais

TRATAMENTO ESTATÍSTICO

A análise e saneamento dos resultados obtidos é efetuada adotando-se uma faixa de 30% em torno da média, descartando-se os elementos discordantes.

Nesta explanação adotaremos a seguinte notação:

M = média aritmética
q = média saneada

O intervalo de confiança com 80% de certeza mínima (segundo as Normas) deve ser calculado da seguinte maneira, segundo a distribuição t de Student:

$$E0 = t(n-1, a/2) \times \left(\frac{S}{n^{0,5}}\right)$$

Onde:
n = nº de elementos
a = 20% (100 - 80) (incerteza)
S = desvio padrão

Onde:
t (n-1, 10%) é a ordenada de distribuição de Student, com (n-1) graus de liberdade.

O intervalo de confiabilidade é dado pela seguinte fórmula:

IC = M ± E0

"q" somente será rejeitado se ¦t(n-1)¦ > t(n-1, a/2)

Para o teste de hipótese:

$$t(n-1) = \frac{(M-q)}{\left(\frac{S}{n^{0,5}}\right)}$$

Onde:
n = nº elementos — M = média aritmética
q = média saneada — S = desvio padrão

O memorial de cálculo segue adiante com seus respectivos resultados parciais e finais.

MINUTA

SANTA RITA 1.1 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 30.894,51 Valor do Terreno 2.962.507 Intervalo de Confiabilidade Inferior 2.786.172 Superior 3.138.842 Área 95,89 Número de Elementos 10 Média Aritmética 29.797,64 Desvio Padrão 4.055,46 Coeficiente de Variação 14% Limite Inferior 20.858,35 Limite Superior 38.736,94 Elementos saneados 9 Média Saneada 30.894,51 t de Student 1,3830 Intervalo de Confiabilidade Inferior 28.024,02 -6% Superior 31.571,27 6% Hipótese de rejeição 0,8553 Aceito a Média Saneada

SANTA RITA 1.2 TRATAMENTO ESTATÍSTICO AVALIAÇÃO Valor de Mercado para Venda Apresentamos abaixo o gráfico que compara os preços observados no mercado com os valores estimados pelo modelo utilizado no tratamento por fatores, onde nota-se o ajuste e o nível de resíduos do modelo adotado. Unitários Observados (R$/ha) Gráfico de Unitários Observados versus Unitários Estimados pelo Modelo (venda) 100.000,00 90.000,00 80.000,00 70.000,00 60.000,00 50.000,00 40.000,00 30.000,00 20.000,00 10.000,00 - - 10.000,00 20.000,00 30.000,00 40.000,00 50.000,00 60.000,00 70.000,00 80.000,00 90.000,00100.000,00 Unitários Estimados pelo Modelo (R$/ha) Unitário Saneado 70.971,20 Valor do Terreno 9.722.385 Intervalo de Confiabilidade Inferior 8.992.044 Superior 10.452.726 Área 136,99 Número de Elementos 10 Média Aritmética 70.971,20 Desvio Padrão 12.190,25 Coeficiente de Variação 17% Limite Inferior 49.679,84 Limite Superior 92.262,55 Elementos saneados 10 Média Saneada 70.971,20 t de Student 1,3830 Intervalo de Confiabilidade Inferior 65.639,88 -8% Superior 76.302,52 8% Hipótese de rejeição - Aceito a Média Saneada

DOCUMENTAÇÃO DO IMÓVEL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO